Confidentially submitted to the Securities and Exchange Commission on December 12, 2025 as Amendment No. 2 to the draft registration statement.
This Amendment No. 2 to the draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BIOVENTRIX, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	3841	20-0372415
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

120 Forbes Blvd., Suite 125
Mansfield, MA 02048 USA

(925) 290-1000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

David Richmond

Chairman and Chief Executive Officer

120 Forbes Blvd., Suite 125
Mansfield, MA 02048 USA

(925) 290-1000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

with copies to:

Richard I. Anslow, Esq. Lawrence A. Rosenbloom, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, NY 10105 Phone: (212) 370-1300 Fax: (212) 370-7889	Stephen E. Older, Esq. Carly E. Ginley, Esq. McGuireWoods LLP 1251 Avenue of the Americas, 20th Floor New York, NY 10020 Phone: (212) 548-2100 Fax: (212) 548-2150

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED [●], 2025

Shares of

Common Stock

This is the initial public offering of        shares of common stock, par value $0.0001 per share, of BioVentrix, Inc., a Delaware corporation, on a firm commitment basis.

Prior to this offering, there has been no public market for our common stock. We anticipate that the initial public offering price of our common stock will be between $      and $         per share with a $         assumed initial public offering price (which is the midpoint of the $       and $        per share range; this assumption is used throughout this prospectus). We intend to apply to have our common stock listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “BVXX.” No assurance can be given that our application will be approved by Nasdaq. If our common stock is not approved for listing on Nasdaq, we will not consummate this offering.

The initial public offering price of our shares of common stock in this offering will be determined between the underwriters and us at the time of pricing, considering our historical performance and capital structure, prevailing market conditions, and overall assessment of our business. Therefore, the assumed initial public offering price used throughout this prospectus may not be indicative of the final offering price.

We are an emerging growth company under the Jumpstart Our Business Startups Act of 2012 and a “smaller reporting company” as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, as such, may elect to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Summary — Implications of Being an Emerging Growth Company” and “Summary — Implications of Being a Smaller Reporting Company.”

Investing in our common stock is speculative and involves a high degree of risk. Before making any investment decision, you should carefully review and consider all the information in this prospectus, including the risks and uncertainties described under “Risk Factors” beginning on page 10.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1)	Represents underwriting discounts equal to seven percent (7%) of the gross proceeds from sales of shares of common stock in this offering. For a description of the other terms of compensation to be received by the underwriters, see “Underwriting.”

We have agreed to issue a warrant to the representative of the underwriters to purchase a number of shares of common stock equal to five percent (5%) of the total number of shares of common stock sold in this offering (including any shares of common stock sold pursuant to the exercise of the underwriters’ over-allotment option), at an exercise price equal to the initial public offering price of the shares of common stock sold in this offering. The registration statement of which this prospectus is a part also registers the offer and sale of the representative’s warrant and the shares of our common stock issuable upon exercise thereof.

We have granted a 30-day option to the underwriters to purchase up to        additional shares of common stock at the initial public offering price, less underwriting discounts and commissions, solely to cover over-allotments, if any. If the underwriters exercise the option in full, the total underwriting discounts and commissions will be $         and the additional proceeds to us, before expenses, from the over-allotment option exercise will be $

The underwriters expect to deliver the shares of common stock to purchasers on or about           , 2025.

Benchmark, a StoneX Company

The date of this prospectus is               , 2025

Neither we nor the underwriters have authorized anyone to provide you with any information or to make any representation other than those contained in this prospectus and in any free writing prospectus prepared by or on behalf of us and delivered or made available to you. Unless otherwise indicated, information contained in this prospectus concerning our industry and the regions in which we operate, including our general expectations and market position, market opportunity, market share and other management estimates, is based on information obtained from various independent publicly available sources and other industry publications, surveys and forecasts, which we believe to be reliable based upon our management’s knowledge of the industry. We assume liability for the accuracy and completeness of such information to the extent included in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of shares of our common stock. Our business, financial condition, operating results, and prospects may have changed since that date.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, this offering of the shares of common stock and the distribution of this prospectus outside of the United States.

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INDUSTRY AND MARKET DATA

Unless otherwise indicated, information in this prospectus concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including information from third-party industry analysts and publications and our own estimates and research. Some of the industry and market data contained in this prospectus are based on third-party industry publications. This information involves a number of assumptions, estimates and limitations.

The industry publications, surveys and forecasts and other public information generally indicate or suggest that their information has been obtained from sources believed to be reliable. None of the third-party industry publications used in this prospectus were prepared on our behalf. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” in this prospectus. These and other factors could cause results to differ materially from those expressed in these publications.

TRADEMARKS

We own or have rights to trademarks or trade names that we use in connection with the operation of our businesses, our corporate names, logos and website names. This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us by any other companies. All other trademarks are the property of their respective owners.

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PROSPECTUS SUMMARY

This summary highlights certain information appearing elsewhere in this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in shares of our common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. This summary contains forward-looking statements that involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions, or future events. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.” Before you decide to invest in our common stock, you should also read the entire prospectus carefully, including “Risk Factors” beginning on page 10, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 63, and the financial statements and related notes included in this prospectus.

Unless the context indicates otherwise, as used in this prospectus, the terms “we,” “us,” “our,” “our company,” “BioVentrix” and “our business” refer to BioVentrix, Inc. and its consolidated subsidiaries.

The following terms, as used in this prospectus shall have the following meanings:

ejection fraction	The percentage of blood the heart’s left ventricle pumps out with each beat calculated as the ratio of stroke volume to end-diastolic volume.

mini-thoracotomy	A less invasive surgical procedure using a small incision between the ribs in the chest wall, typically to access the heart or lungs, that avoids the need for a full sternotomy (i.e., open heart surgery).

ST Elevated Myocardial Infarction (or STEMI)	A severe type of heart attack caused by a prolonged blockage of a coronary artery, characterized by ST-segment elevation on an electrocardiogram (ECG) and resulting in damage to the heart muscle.

win-ratio	A statistical measure comparing outcomes between two groups, typically in clinical trials, by pairing participants and counting how often the treatment group has a superior outcome (a “win”) versus a worse outcome (a “loss”) based on a pre-defined hierarchy of endpoints (i.e., the primary and secondary endpoints, or measures, of the trial).

PEEK	Polyether ether ketone. A high-performance, biocompatible polymer commonly used in medical implants and devices due to its strength, stability, and radiolucency.

Overview

We are a medical device company focused on developing, manufacturing and commercializing proprietary devices to restore left ventricular function in heart failure patients with reduced ejection fraction (“HFrEF”).

Our lead device program, the Revivent System, has a CE mark in Europe and is in its pivotal trial in the United States. In Europe (where we have obtained approval but are currently not commercially operating in order to preserve capital) or through an authorized U.S. clinical site (as we have not received FDA approval), heart failure specialists refer HFrEF patients with left ventricular dilation due to large anterior heart attack scars to cardiac surgeons who elect to utilize our product to restore left ventricular function by reducing the size of the left ventricle. The Revivent System accomplishes this reduction by folding the scar onto itself and fastening it together in a less invasive mini-thoracotomy procedure.

Based on our analysis of publicly available data and according to a 2016 New England Journal of Medicine article, patients with heart failure with HFrEF continue to face poor outcomes under the current standard of care, with multiple studies reporting an approximately 50–60% five-year mortality. Our goal is for the Revivent System to be the new standard of care for these patients.

We also have ownership rights to Alginate, a hydrogel-based device treatment for HFrEF patients without anterior scarring.

Our Past and Current Clinical Trials in the United States

In November 2024, we received an investigational device exemption (“IDE”) from the U.S. Food and Drug Administration (the “FDA”) under a Breakthrough Therapy Designation (“BTD”) to begin a pivotal trial of the Revivent System (called the “RELIVE Trial”). We began enrolling patients in the RELIVE Trial in September 2025. An IDE authorizes the use of a significant-risk investigational medical device in a clinical study in order to collect safety and effectiveness data but does not constitute FDA clearance or approval to market or commercialize the device. The FDA grants BTD if preliminary clinical evidence suggests the procedure may improve substantially upon at least one clinically significant endpoint for a serious or life-threatening condition compared to existing therapies.

Our company, under prior management, previously conducted a clinical trial of the Revivent System (called the “ALIVE Trial”), which ended in 2023. The ALIVE Trial achieved statistical significance upon secondary analysis on functional status and Quality-of-Life (“QoL”) measures, three of the five measures in the trial’s primary efficacy endpoint. The functional status and QoL endpoints included change in 6-minute walk test (“6MWT”), change in Minnesota Living with Heart Failure questionnaire score (“MLHF”), and change in New York Heart Association (“NYHA”) functional classification assessed at 12 months. However, as reported in the Journal of the American College of Cardiology (“JACC”) ALIVE Trial publication, the failure of the other two measures, cardiovascular mortality and heart failure hospitalization, were in part a result of the comparison of our trial results with a control group that was healthier than the treatment group. This was a result of prior management’s decision to not randomize the ALIVE Trial. In the JACC ALIVE Trial publication, the authors noted that (i) the control group was healthier than the treated group as evidenced by heart failure treatments and hospitalizations in the twelve months prior to the trial and better baseline left-ventricle function; and (ii) the external anchor placement (surgical only approach) produced fewer major adverse events than the internal right ventricle-left ventricle (RV-LV) anchor placement (hybrid procedure). The composite primary safety endpoint through 30 days was met. Major adverse events occurred in 15 of 84 patients (17.9%) of which 12 out of 60 patients (20%) were in the hybrid procedure and 3 out of 23 (13.0%) were in the surgical only approach. In one patient, the device procedure was attempted but aborted before device anchor placement. While the ALIVE trial met its safety endpoints inclusive of the hybrid procedure and surgical only approach, we have decided to test the surgical only approach only in the RELIVE trial due to the fact that fewer major adverse events could indicate that it has a more favorable safety profile, which would ultimately be determined by the FDA.

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Our current management team is following the JACC article authors’ recommendations by designing a randomized control trial using the external anchor placement approach. We proposed and were approved by the FDA via an IDE for the RELIVE Trial for 84 treated patients and 42 control patients, for a total of 126 trial patients (135 randomized patients starting the trial to account for trial patient attrition) to support our Revivent Therapy Pre-Market Approval (“PMA”) application. We are actively engaged with approximately half of the sites needed for the RELIVE Trial, providing confidence to management on their estimates on site initiation, recruitment rates, heart failure specialist referral rates, surgeon experience, and trial expense.

The Revivent System is classified by the FDA as a Class III medical device and requires PMA approval. In the event we receive FDA PMA approval for our Revivent System, which we believe could be by mid-2028, we intend to expand from the 20 or more cardiac surgery centers participating in the trial to the top 336 United States cardiac surgery centers which represent approximately 30% of hospitals performing cardiac surgeries and 51% of cardiac surgery volume according to data published in The American Journal of Accountable Care. Ultimately, through the approximately 1,545 U.S. heart failure specialist and 1,120 U.S. cardiac surgery centers, our goal is to deploy the Revivent System in the market to serve the significant unmet medical needs of approximately 192,000 identifiable and eligible patients in the U.S. based on our estimations. We believe that hospitals are eager to increase elective surgeries, such as ours, to utilize the fixed costs of their surgical suites and their surgeons and reduce bed utilization by deteriorating heart failure patients. Multiple studies highlight that untreated heart failure imposes substantial burdens on hospitals and payers due to expensive hospitalization and declining patient health (Nair et al. Impact of Outpatient Diuretic Infusion Therapy on Healthcare Cost and Readmissions, International Journal of Heart Failure 2022 Jan 11;4(1):29–41; Projecting Hospitals’ Profit Margins Under Several Illustrative Scenarios. Working Paper Series, Congressional Budget Office. 2016; Milhailoff et al. The Effects of Multiple Chronic Conditions on Adult Patient Readmissions and Hospital Finances: A Management Case Study. Inquiry. 2017 Sep 1).

While our priority is conducting the RELIVE Trial, we intend to support post-market surveillance to maintain our Revivent System CE mark and may build a small European commercial organization if funding from this offering or otherwise becomes available in excess of our trial expenses. In addition, we expect to conduct post-approval studies to support marketing and to satisfy any ongoing regulatory requirements.

There is no guarantee that the RELIVE Trial will be sufficient for FDA approval, and in such case, we may be required to conduct additional trials for the Revivent System. See “Risk Factors – If our clinical trials are unsuccessful or significantly delayed, or if we do not complete our clinical trials, our business may be harmed.” and “Risk Factors – The FDA regulatory approval, clearance and license process is complex, time-consuming and unpredictable.”

Background on ST Elevated Myocardial Infarction (“STEMI”)

Each year in the U.S., approximately 805,000 patients experience an acute myocardial infarction (“AMI”), according to the American Heart Association’s 2025 Heart Disease and Stroke Statistics. Approximately 322,000 (or 40%) of these individuals experience a STEMI event according to 2010 data published in the Journal of the American College of Cardiology. About 35% of these patients who have experienced a STEMI event develop anterior wall scarring according to data published in the Journal of the American Heart Association in 2020, and 25% of that group (approximately 28,000 patients) have severe scarring affecting greater than 30% of the anterior wall according to data published in the Journal of the American College of Cardiology in 2016. These patients (who, as noted above, face the prognosis of 50-60% five-year mortality rates and the prospect of frequent hospitalization due to their HFrEF) represent our primary target market for the Revivent System.

Based on this information, and assuming a mid-point of 55% on five year survival rates (or 11% annual mortality rate), we estimate that approximately 192,000 patients in the U.S. live with heart failure induced by a large anterior scar. While percutaneous coronary interventions (“PCIs”), such as stents, restore blood flow post-MI, they do not prevent scar formation in necrotic heart muscle damaged prior to blood flow restoration. As a result of the scarred tissue, the heart enlarges, the left ventricle remodels, pumping ability becomes impaired, and heart failure progresses – even with guideline directed medical therapy.

Our Market Opportunity and Key Assumptions

We estimate the U.S. addressable patient population for our Revivent System as follows:

Step in Derivation	Step Percent	Percentage of Population	U.S. Annual Patients (approx.)
AMI		100%		805,000
STEMI (40%)	40%	40%		322,000
Anterior Wall Scarring (35% of STEMI)	35%	14%		112,000
Severe Anterior Scar (>30% wall involvement; 25%)	25%	3.5%		28,000
Prevalence (5-year survival midpoint, ~45%)		—		192,000
Reimbursement assumption				$50,000
Total U.S. Opportunity			$	~10 billion
Leading cardiac surgery device companies average ~60% of revenue from the U.S. market	60%		$	~16 billion

Based on these data, we estimate a U.S. prevalent target market of ~192,000 patients with severe scar-induced heart failure following STEMI and a US and global total addressable market of $10 billion and $16 billion, respectively. Approximately 28,000 addressable patients, or an estimated $1.4 billion of market opportunity are added each year due to a new AMI, and approximately 28,000 addressable patients are lost to mortality each year. However, these estimates may not be accurate. See “Risk Factors –We manufacture and sell product candidates that are used in a limited number of procedures and there is a limited total addressable market for our product candidates. The sizes of the markets for our current product candidates have not been established with precision and may be smaller than we estimate.”

The Revivent System

The Revivent System is a less invasive surgical device designed to treat ischemic heart failure by excluding scarred anterior wall tissue in the left ventricle. The Revivent System uses titanium anchors connected by PEEK tethers to plicate or fold non-functional myocardium scarred tissue onto itself, reduce LV volume and restore cardiac function. The Revivent System can be implanted on a beating heart through a mini-thoracotomy in under 90 minutes, offering a less invasive alternative to heart transplants, ventricular assist devices, and other open-heart surgical approaches. CE Marked since 2016, the Revivent System is being evaluated in the U.S. through our pivotal RELIVE Trial.

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Our Industry and Market Opportunity

We are targeting what we believe is a large, underserved global heart failure population with anterior wall scarring post-STEMI. We estimate the total addressable market for the Revivent System, following approval by the FDA, at approximately $16 billion globally and $9.6 billion in the U.S., based on prevalence and expected reimbursement levels, similar to Barostim and Impella, which are both FDA-approved HFrEF devices being used in the market. Barostim is an implantable device that provides baroreceptor stimulation to reduce sympathetic activity in patients with HFrEF, and Impella is a percutaneous ventricular assist device that provides temporary mechanical circulatory support. By contrast, the Revivent System is designed to achieve durable left ventricular volume reduction through exclusion of scar tissue in patients with ischemic cardiomyopathy.

In the U.S., the Revivent System has the potential to address 28,000 new cases annually and 192,000 existing monitored patients, as noted above. Current treatments like ventricular assist devices (known as VADs) and heart transplants are highly invasive, costly, and, according to the Society of Thoracic Surgeons Intermacs 2025 Annual Report, are used in less than 3% of eligible patients, creating an unmet need for other options such as the Revivent System. Innovative single commercial product medical device companies have historically been acquired around approval or when revenue is meaningful and accelerating. We received reimbursement authorization in Germany, in the ALIVE trial, and the RELIVE trial, however, we cannot guarantee that our product will receive reimbursement in the United States assuming an FDA approval, nor what rate might be applied if reimbursement is granted. See “Risk Factors – We manufacture and sell product candidates that are used in a limited number of procedures and there is a limited total addressable market for our product candidates. The sizes of the markets for our current product candidates have not been established with precision, and may be smaller than we estimate.” and “Risk Factors – If hospitals, clinicians and other healthcare providers are unable to obtain coverage and reimbursement from third-party payors for procedures performed using our product candidates, adoption of our product candidates may be delayed, and it is unlikely that they will gain further acceptance.”

Additionally, the cardiovascular medical treatment industry has experienced consolidation in recent years, which indicates that large medical device companies are willing to pay for newly approved devices and treatments. For example cardiovascular medical device transactions companies that have been acquired shortly following their FDA approval include Bolt (acquired by Boston Scientific), V-Wave (acquired Johnson & Johnson), JenaValve (acquired by Edwards Lifesciences), Endotronix (acquired by Edwards Lifesciences), Innovalve (acquired by Edwards Lifesciences), Laminar (acquired Johnson & Johnson), Farapulse (acquired by Boston Scientific), Claret (acquired by Boston Scientific), Symetis (acquired by Boston Scientific), Valtech (acquired by Edwards Lifesciences), and Twelve (acquired by Medtronic).

Our Strategy

Our strategy focuses on clinical validation, regulatory approval, and targeted commercialization of the Revivent System. We are advancing the pivotal RELIVE trial using only the external anchor approach and intend to seek PMA from the FDA by mid-2028. Assuming FDA approval, we expect to market the Revivent System to our RELIVE trial clinical sites and the top 30% (or approximately 336) cardiac surgery hospitals in the U.S., which provide over half of cardiac surgery procedures. We will also seek new procedure codes and reimbursement rates.

We also plan to expand our portfolio with Alginate, a hydrogel treatment for HFrEF patients without anterior scarring. We intend to access public capital markets as needed to support clinical, regulatory, and commercial expansion of Alginate.

Our Competitive Strengths

●	Serving Large Unmet Medical Need: No alternative device addresses severe anterior LV scarring post-STEMI. We believe this represents a $16 billion market available based on prevalence and a $2 to 3 billion market based on incidence.

●	Providing Hospitals and Cardiothoracic Surgeons a High-Volume and High-Value Procedure within Their Capabilities: Most cardiac surgery device innovation over the last two to three decades supports catheter-based procedures performed by interventional cardiologists, not surgeries performed by cardiothoracic surgeons. Hospitals typically seek to increase high-revenue elective surgeries, such as ours, and also seek to reduce bed utilization by deteriorating heart failure patients, such as our eligible patients.

●	Utilizing Breakthrough Therapy Designation to Obtain Accelerated FDA Review: We expect the RELIVE trial to demonstrate both adequate safety and efficacy, as determined by the FDA, and hope to receive accelerated FDA review under Breakthrough Therapy Designation of its RELIVE trial safety and efficacy data. However, the process of medical device development is inherently uncertain and there is no guarantee that this designation will accelerate the timeline for approval or make it more likely that the Revivent System will be approved.

●	An Efficacious and Patent Protected Less Invasive Therapy: We believe our Revivent System procedure offers a novel, less invasive procedure for left ventricular reconstruction in patients with severe anterior wall scarring following myocardial infarction.

●	Prospect for Achieving the Same or Better Safety and Efficacy Outcomes in Our RELIVE Trial that we Demonstrated with Statistical Significance in the ALIVE trial: We expect to achieve the safety and efficacy endpoints based on the ALIVE Trial evidence and potentially achieve better results than the non-randomized ALIVE Trial given that the treated and control patient populations in the RELIVE Trial should have equal health characteristics due to randomization.

●	Access to a Large Market Driven by Potential Healthcare Savings and Quality of Life Improvements: If the RELIVE trial indeed demonstrates a significant improvement in the hierarchical composite endpoints which include death, heart failure hospitalization, quality of life, and functional measures and meets its safety endpoint (as it did in the ALIVE trial), we expect the FDA to approve the Revivent System thus allowing us to provide a significant new treatment for patients. However, the results of the ALIVE trial may not be replicated or ultimately accepted by the FDA as part of our PMA submission.

●	Demonstrated Trial Progress: We are engaged with half of the potential sites needed for our RELIVE Trial and have activated three sites which are actively screening subjects.

●	Experienced Clinical Trial and Manufacturing Management across Cardiovascular Devices and Specifically Running the Needed Trial: Our Chief Medical Officer and Co-CEO have played major roles in running many cardiovascular trials. Complemented by a team of industry consultants, our leadership team brings deep medical affairs, clinical trial management, regulatory, and manufacturing expertise and established relationships with leading clinical investigators and trial sites.

●	Expanding Product Portfolio and Product Synergies: In addition to the Revivent System, we hold ownership rights to Alginate, a therapeutic device designed to treat heart failure patients without myocardial scarring. This device was CE-marked in Europe, had received an IDE in the U.S. (though the CE-mark has lapsed and utilizing the IDE would require a meeting with the FDA regarding a proposed plan), and represents a significant opportunity for expanding our addressable market and diversifying our product offerings.

●	Robust IP Portfolio: Multiple U.S. and international patents, some of which extend through 2041.

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Management

Our management team is made up of experienced executives and medical professionals. In January 2024, we appointed David Richmond, our Chairman, Co-Chief Executive Officer, and Chief Financial Officer. Mr. Richmond restored senior management running the clinical, manufacturing, and regulatory functions, including Steven Chartier, our President and Co-Chief Executive Officer since January 2025 and Dr. Ori Ben-Yehuda, who rejoined as Chief Medical Officer in January 2024. As of this filing our management team led the RELIVE Trial design, secured the regulatory approvals necessary to start our trial, activated three sites, maintained manufacturing and regulatory compliance, secured German reimbursement, attracted clinical trial sites, recruited three board members, and recruited two national principal investigators during 2024 and 2025.

Summary of Risk Factors

Investing in our common stock is speculative and involves a high degree of risk. These risks are discussed more fully in “Risk Factors” and elsewhere in this prospectus. We urge you to read “Risk Factors” beginning on page 10 and this prospectus in full. Our significant risks may be summarized as follows:

Risks Related to Our Industry and Business

●	We have a history of net losses, and we expect to continue to incur losses for the foreseeable future. If we ever generate revenue or achieve profitability (of which no assurances can be given), we may not be able to sustain it.

●	We will require substantial additional capital to finance our planned operations, which may not be available to us on acceptable terms or at all. Our failure to obtain additional financing when needed on acceptable terms, or at all, could force us to delay, limit, reduce or eliminate our product development programs, commercialization efforts or other operations.

●	If we are unable to establish an effective network for commercialization, including effective distribution channels and sales and marketing functions, it may adversely affect our business, financial condition, results of operations, and prospects.

●	We will initially depend on revenue generated from a single product and in the foreseeable future will be significantly dependent on a limited number of product candidates.

●	The commercial success of our product candidates will depend upon attaining significant market acceptance of these product candidates among physicians, healthcare payors and the medical community.

●	We manufacture and sell product candidates that are used in a limited number of procedures and there is a limited total addressable market for our product candidates. The sizes of the markets for our current product candidates have not been established with precision and may be smaller than we estimate.

●	Even if we are able to launch our pipeline portfolio successfully, we may experience material delays in our commercialization program relative to our current expectations.

●	If hospitals, clinicians and other healthcare providers are unable to obtain coverage and reimbursement from third-party payors for procedures performed using our product candidates, adoption of our product candidates may be delayed, and it is unlikely that they will gain further acceptance.

●	Conducting successful clinical studies may require the enrollment of large numbers of patients, and suitable patients may be difficult to identify and recruit.

●	Clinical trials may be delayed, suspended or terminated for many reasons, which will increase our expenses and delay the time it takes to develop new product candidates or seek new indications.

●	Even after receiving regulatory clearance or approval, our product candidates may be subject to product recalls, which could harm our reputation and divert our managerial and financial resources.

●	We depend on a limited number of manufacturers and suppliers in connection with the manufacture of the Revivent System, which makes us vulnerable to supply shortages and price fluctuations that could have a material adverse effect on our business, financial condition, results of operations, and prospects.

●	The report of our independent registered public accounting firm for the year ended December 31, 2024 includes a “going concern” explanatory paragraph.

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●	We are highly dependent on our senior management team and key personnel, and our business could be harmed if we are unable to attract and retain personnel necessary for our success.

●	Product liability claims could damage our reputation and adversely affect our financial results.

●	Litigation and other legal proceedings may adversely affect our business.

●	Economic conditions may adversely affect our business.

Risks Related to Our Intellectual Property and Technology

●	If we experience security or data privacy breaches or other unauthorized or improper access to, use of, or destruction of our proprietary or confidential data, employee data or personal data, or if customers, patients and other partners are reluctant to use our devices because of concerns about the privacy or security of their data, we may face additional costs, loss of revenue, significant liabilities, harm to our brand, decreased use of our platform and business disruption.

●	We will be required to comply with our obligations in our intellectual property licenses and other agreements with third parties.

●	If we are unable to adequately protect our proprietary technology or obtain and maintain issued patents that are sufficient to protect our product candidates, product candidates, and methods others could compete against us more directly, which could harm our business, financial condition and results of operations.

●	We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights and we may be unable to protect our rights to, or use of, our technology.

●	Intellectual property rights do not necessarily address all potential threats.

Risks Related to Regulatory Approval and Other Governmental Regulations

●	We intend to expand sales of any approved product candidates internationally in the future, but we may experience difficulties in obtaining regulatory clearance or approval in the United States or in successfully marketing our product candidates internationally even if approved. A variety of risks associated with marketing our product candidates internationally could materially adversely affect our business.

●	If we fail to obtain and maintain necessary governmental approvals for our product candidates and indications, we may be unable to market and sell our product candidates in certain jurisdictions.

●	Our product candidates are subject to extensive regulatory requirements, including continuing regulatory review, which could affect the manufacturing and marketing of our product candidates.

●	Our product candidates may be subject to extensive governmental regulation in foreign jurisdictions, such as the European Economic Area (EEA), and our failure to comply with applicable requirements could cause our business, results of operations and financial condition to suffer.

●	The FDA regulatory approval, clearance and license process is complex, time-consuming and unpredictable.

●	While BTD allows for increased interaction with FDA reviewers and prioritized submission review, it does not guarantee product approval, faster approval, or commercial success.

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Risks Related to Our Securities and this Offering

●	No active trading market for our common stock currently exists, and an active trading market may not develop or be sustained following this offering.

●	The trading price of our common stock may be volatile, and you could lose all or part of your investment.

●	Certain recent initial public offerings of companies with public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our common stock.

●	Our failure to meet the continued listing requirements of Nasdaq could result in a delisting of our common stock.

●	Our management will have broad discretion in how we use the net proceeds from this offering and might not use them effectively.

●	You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). For as long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies. These provisions include, but are not limited to:

●	being permitted to have only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations disclosure;

●	an exemption from compliance with the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);

●	reduced disclosure about executive compensation arrangements in our periodic reports, registration statements, and proxy statements; and

●	exemptions from the requirements to seek non-binding advisory votes on executive compensation or golden parachute arrangements.

In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock.

In addition, the JOBS Act permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are not choosing to “opt out” of this provision. We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion, (ii) the date on which we first qualify as a large accelerated filer under the rules of the Securities and Exchange Commission (the “SEC”), (iii) the date on which we have, in any three-year period, issued more than $1.0 billion in non-convertible debt securities, and (iv) the last day of the fiscal year following the fifth anniversary of the completion of this offering.

Implications of Being a Smaller Reporting Company

Following this offering, we will be a “smaller reporting company” as defined in Rule 12b-2 under the Exchange Act. We may take advantage of certain of the scaled disclosures available to smaller reporting companies until the fiscal year following the determination that our voting and non-voting common stock held by non-affiliates is more than $250 million measured on the last business day of our second fiscal quarter, or our annual revenues are less than $100 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700 million measured on the last business day of our second fiscal quarter.

Corporate Information

We are currently a Delaware corporation. Our predecessor, CHF Technologies, Inc., was incorporated under the laws of the State of California on October 15, 2003. On June 8, 2012, we incorporated BioVentrix, Inc. under the laws of the State of Delaware, which subsequently merged into CHF Technologies, Inc., with BioVentrix, Inc. as the surviving corporation in the merger. Our principal executive office is located at 120 Forbes Blvd., Suite 125, Mansfield, MA 02048. Our telephone number is (925) 290-1000 and our website is www.bioventrix.com. Information contained on, or available through, our website does not constitute part of, and is not deemed incorporated by reference into, this prospectus, and investors should not consider any such information as part of this prospectus.

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THE OFFERING

Common Stock Offered by Us	shares of common stock on a firm commitment basis (or shares of common stock if the underwriters exercise their over-allotment option in full).

Common Stock Outstanding Prior to This Offering	13,208,523 shares of common stock. This includes 7,495,878 shares of common stock being issued upon the closing of this offering in connection with the conversion of: (i) 1,565,000 shares of our existing Series A Preferred Stock into 1,565,000 shares of common stock and (ii) $11,005,533 of our existing convertible notes into 5,930,878 shares of our common stock.

Common Stock to Be Outstanding Immediately After Completion of This Offering (1)	shares of common stock (or shares of common stock if the underwriters exercise their over-allotment option in full).

Over-allotment Option	We have granted the underwriters a 30-day option to purchase up to an additional shares of our common stock at the initial public offering price, less underwriting discounts and commissions, solely to cover over-allotments, if any.

Use of Proceeds

We estimate that the net proceeds to us from this offering, after deducting the underwriting discounts and estimated offering expenses payable by us, will be approximately $          million, or approximately $          million if the underwriters exercise their over-allotment option in full, based on the assumed initial public offering price of $         per share.

The net proceeds received by us from this offering will be used primarily to fund the RELIVE clinical trial and the associated manufacturing activities required to support such trial. The remaining portion of the net proceeds will be used to fund working capital and general and administrative expenses. See “Use of Proceeds.”

Representative’s Warrant	The registration statement of which this prospectus is a part also registers the offer and sale of a common stock purchase warrant to be issued to the representative of the underwriters (the “Representative’s Warrant”) to purchase shares of our common stock (or 5% of the shares of common stock sold in this offering), including any shares of common stock sold pursuant to the exercise of the underwriters’ over-allotment option, and the shares of our common stock issuable upon exercise of the Representative’s Warrant. The Representative’s Warrant is being issued to the representative of the underwriters as a portion of the underwriting compensation payable in connection with this offering. The Representative’s Warrant is exercisable at any time, and from time to time, in whole or in part, from the first day of the seventh month after the closing of this offering, to the date that is five years from the date of commencement of sales in this offering, at an exercise price equal to the initial public offering price of the shares of common stock. Please see “Underwriting — Representative’s Warrant” for further information.

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Listing	We intend to apply to have our common stock listed on Nasdaq. No assurance can be given that our listing will be approved by Nasdaq or that a trading market will develop for our common stock. We will not proceed with this offering in the event that our common stock is not approved for listing on Nasdaq.

Proposed Nasdaq symbol	“BVXX”

Risk Factors	Investing in our common stock is speculative and involves a high degree of risk. See “Risk Factors” beginning on page 10 and the other information in this prospectus for a discussion of the factors you should consider carefully before you decide to invest in our common stock.

Lock-Up	In connection with this offering, we, our executive officers, directors, and our existing stockholders have agreed not to offer, sell or otherwise transfer or dispose of any shares of our capital stock for a period of six (6) months following the closing of this offering. See “Underwriting” beginning on page 116 for more information.

Transfer Agent	The transfer agent and registrar for our common stock is Issuer Direct Corporation.

(1)	The number of shares of our common stock to be outstanding upon completion of this offering will be shares assuming no exercise of the over-allotment by the underwriters, which is based on 5,712,645 shares of our common stock outstanding as of the date of this prospectus, which includes 7,495,878 shares of common stock being issued upon the closing of this offering in connection with the conversion of: (i) 1,565,000 shares of our existing Series A Preferred Stock into 1,565,000 shares of common stock and (ii) $11,005,533 of our existing convertible notes into 5,930,878 shares of our common stock, and excludes, as of the date of this prospectus:

●	shares of common stock issuable upon the exercise of the Representative’s Warrant;

●	1,040,500 shares of our common stock reserved for issuance under stock option agreements issued pursuant to 2024 Equity Incentive Plan; and

●	459,500 shares of our common stock (which is equal to % of our issued and outstanding common stock immediately after the consummation this offering) reserved for future issuance under our 2025 Equity Incentive Plan, which will become effective as of the closing of this offering.

Unless otherwise indicated, this prospectus reflects and assumes (i) no exercise by the underwriters of their over-allotment option and (ii) no exercise of the outstanding stock options described above.

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SUMMARY OF CONSOLIDATED FINANCIAL INFORMATION

The following tables set forth summary financial and other data for the periods ended and at the dates indicated below. Our summary financial information for the six months ended June 30, 2025 and 2024 and as of June 30, 2025 and 2024 has been derived from our unaudited interim condensed financial statements included elsewhere in this prospectus. Our summary financial information for the years ended December 31, 2024 and 2023 and as of December 31, 2024 and 2023 has been derived from our audited financial statements included in this prospectus. The financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and notes thereto included elsewhere in this prospectus.

Statements of Operations

	For the Nine Months Ended September 30, 2025	For the Nine Months Ended September 30, 2024
Statement of Operations Data:
Gross (loss) profit	$-	$-
Operating expense	4,362,389	2,058,225
Operating loss	(4,362,390)	(2,058,225)
Other expenses (income)	856,381	170,388
Net loss before taxes	(5,218,770)	(2,678,613)
Income tax expense (benefit)	-	-
Net loss	(5,218,770)	(2,678,613)

Net loss per share of common stock:
Basic	$(0.92)	$(0.51)

Weighted-average shares of common stock outstanding:
Basic	5,691,216	5,295,569

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
Statement of Operations Data:
Gross (loss) profit	$-	$178,376
Operating expense	3,562,516	14,067,537
Operating loss	(3,562,516)	(13,889,161)
Other expenses	288,158	569,945
Net loss before taxes	(3,850,674)	(14,459,106)
Income tax expense (benefit)	-	-
Net loss	(3,850,674)	(14,459,106)

Net loss per share of common stock:
Basic	$(0.72)	$(3.18)

Weighted-average shares of common stock outstanding:
Basic	5,355,663	4,551,195

Balance Sheet

	As of September 30, 2025	As of September 30, 2024

Balance Sheet Data:
Cash	$1,958,867	$1,661,676
Working capital (deficit)	$(9,460,719)	$(4,193,404)
Total assets	$2,893,511	$2,383,460
Total liabilities	$13,038,266	$6,296,735
Additional paid-in capital	$218,646,960	$218,487,624
Accumulated deficit	$(228,792,443)	$(222,401,612)
Total stockholders’ deficiency	$(10,144,755)	$(3,913,276)

	As of December 31, 2024	As of December 31, 2023

Balance Sheet Data:
Cash	$2,637,635	$646,349
Working capital (deficit)	$(4,989,308)	$(1,931,187)
Total assets	$3,279,249	$1,502,481
Total liabilities	$8,318,384	$3,077,138
Additional paid-in capital	$218,533,820	$218,147,685
Accumulated deficit	$(223,573,673)	$(219,722,999)
Total stockholders’ deficiency	$(5,039,135)	$(1,574,657)

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RISK FACTORS

An investment in our common stock is speculative and involves a high degree of risk. You should carefully consider the risks described below, which we believe represent certain of the material risks to our business, together with the information contained elsewhere in this prospectus, before you make a decision to invest in our shares of common stock. Please note that the risks highlighted here are not the only ones that we may face. For example, additional risks presently unknown to us or that we currently consider immaterial or unlikely to occur could also impair our operations. If any of the following events occur or any additional risks presently unknown to us actually occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could decline and you could lose all or part of your investment.

Risks Related to Our Industry and Business

We have a history of net losses, and we expect to continue to incur losses for the foreseeable future. If we ever generate revenue or achieve profitability (of which no assurances can be given), we may not be able to sustain it.

We have incurred significant losses since our inception and expect to continue to incur losses for the foreseeable future. We have reported net losses of approximately $14.5 million, $3.9 million and $5.2 million for the years ended December 31, 2023 and 2024, and the nine months ended September 30, 2025, respectively. As a result of these losses, as of September 30, 2025, we had an accumulated deficit of approximately $228.8 million. To date, we have financed our operations primarily through debt and equity financings. We expect to continue to incur significant research and development, regulatory, sales and marketing and other expenses as we expand our marketing efforts to increase adoption of our product candidates, expand existing relationships with our customers, obtain regulatory clearances or approvals for our planned or future product candidates, conduct clinical trials on our existing and planned or future product candidates and develop new product candidates or add new features to our existing product candidates. In addition, we expect our general and administrative expenses to increase following this offering due to the additional costs associated with being a public company. The net losses that we incur may fluctuate significantly from period to period. We will need to generate significant revenue in order to achieve and sustain profitability. Even if we ever generate revenue or achieve profitability (of which no assurances can be given), we cannot be sure that such revenues will continue or that we will remain profitable for any substantial period of time.

We will require substantial additional capital to finance our planned operations, which may not be available to us on acceptable terms or at all. Our failure to obtain additional financing when needed on acceptable terms, or at all, could force us to delay, limit, reduce or eliminate our product development programs, commercialization efforts or other operations.

Since inception, we have incurred significant net losses and expect to continue to incur net losses for the foreseeable future. Since our inception, our operations have been financed primarily by net proceeds from the sale of our equity and debt securities. We have ongoing clinical trials, and expect to continue to make substantial investments in these trials and in additional clinical trials that are designed to provide clinical evidence of the safety and efficacy of our product candidates, which would ultimately be determined by the FDA. We intend to continue to make significant investments in our sales and marketing organization by increasing the number of U.S. sales representatives and expanding our international marketing programs to help facilitate further adoption among existing hospital accounts as well as broaden awareness of our product candidates to new hospitals. We also expect to continue to make investments in research and development, regulatory affairs and clinical studies to develop future generations of our product candidates, support regulatory submissions and demonstrate the clinical efficacy of our product candidates. Moreover, we expect to incur additional expenses associated with operating as a public company, including legal, accounting, insurance, exchange listing and SEC compliance, investor relations and other expenses. Because of these and other factors, we expect to continue to incur substantial net losses and negative cash flows from operations for the foreseeable future. Our future capital requirements will depend on many factors, including:

●	the cost, timing and results of our clinical trials and regulatory reviews;

●	the cost and timing of establishing sales, marketing and distribution capabilities;

●	the terms and timing of any other collaborative, licensing and other arrangements that we may establish;

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●	the timing, receipt and amount of sales from our current and potential product candidates;

●	the degree of success we experience in commercializing our product candidates;

●	the emergence of competing or complementary technologies;

●	the cost of preparing, filing, prosecuting, maintaining, defending and enforcing any patent claims and other intellectual property rights; and

●	the extent to which we acquire or invest in businesses, product candidates or technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

We will require additional financing to fund working capital and pay our obligations. We may seek to raise any necessary additional capital through a combination of public or private equity offerings and/or debt financings. There can be no assurance that we will be successful in acquiring additional funding at levels sufficient to fund our operations or on terms favorable to us. If adequate funds are not available on acceptable terms when needed, we may be required to significantly reduce operating expenses, which may have a material adverse effect on our business and/or results of operations and financial condition. If we do raise additional capital through public or private equity or convertible debt offerings, the ownership interest of our existing stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect our stockholders’ rights. If we raise additional capital through debt financing, we may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through strategic collaborations or marketing, distribution, licensing and royalty arrangements with third parties, we may have to relinquish valuable rights to our intellectual property or technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us or issue equity or convertible debt securities, which may result in dilution to our stockholders. Additional capital may not be available on reasonable terms, or at all.

If we are unable to establish an effective network for commercialization, including effective distribution channels and sales and marketing functions, it may adversely affect our business, financial condition, results of operations, and prospects.

Our limited commercialization experience and lack of approved or cleared product candidates in the United States make it difficult to evaluate our current business and assess our prospects. We also currently have limited sales and marketing experience. If we are unable to establish effective sales and marketing capabilities or if we are unable to commercialize any of our product candidates, we may not be able to effectively generate product revenue, sustain revenue growth and compete effectively. In order to generate future growth, we plan to continue to expand and leverage our sales and marketing infrastructure to increase our customer base and grow our business. Identifying and recruiting qualified sales and marketing personnel and training them on our product candidates, applicable federal and state laws and regulations, and on our internal policies and procedures requires significant time, expense and attention. It often takes several months or more before a sales representative is fully trained and productive. Our business may be harmed if our efforts to expand and train our sales force do not generate a corresponding increase in revenue, and our higher fixed costs may slow our ability to reduce costs in the face of a sudden decline in demand for our product candidates. Any failure to hire, develop and retain talented sales and marketing personnel, to achieve desired productivity levels in a reasonable timeframe or timely leverage our fixed costs could have a material adverse effect on our business, financial condition and results of operations. Moreover, the members of our direct sales force will likely be at-will employees. The loss of these personnel to competitors or otherwise could materially harm our business. If we are unable to retain our direct sales force personnel or replace them with individuals of equivalent technical expertise and qualifications, or if we are unable to successfully instill technical expertise in replacement personnel, our revenue and results of operations could be materially harmed.

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Our ability to increase our customer base and achieve market acceptance of our product candidates will also depend to a significant extent on our ability to develop and expand our marketing efforts as we plan to dedicate significant resources to our marketing programs. Our business may be harmed if our marketing efforts and expenditures do not generate a corresponding increase in revenue. In addition, we believe that developing and maintaining broad awareness of our brand in a cost-effective manner is critical to achieving broad acceptance of our product candidates and penetrating new customer accounts. Brand promotion activities may not generate patient or physician awareness or increased revenue, and even if they do, any increase in revenue may not offset the costs and expenses we incur in building our brand. If we fail to successfully promote, maintain and protect our brand, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract or retain the physician acceptance necessary to realize a sufficient return on our brand building efforts, or to achieve the level of brand awareness that is critical for broad adoption of our product candidates, which would have an adverse effect on our business, financial condition and results of operations.

These factors also make it difficult for us to forecast our financial performance and growth, and such forecasts are subject to a number of uncertainties, including our ability to successfully develop additional product candidates that add functionality, reduce the cost of product candidates sold, broaden our commercial portfolio offerings and obtain FDA 510(k) clearance or premarket approval (“PMA”) for, and successfully commercialize, market and sell, our planned or future product candidates in the United States or in international markets. See “Risks Related to Regulatory Approval and Other Governmental Regulations — The FDA regulatory approval, clearance and license process is complex, time-consuming and unpredictable.” If our assumptions regarding the risks and uncertainties we face, which we use to plan our business, are incorrect or change due to circumstances in our business or our markets, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations and our business could suffer.

We have limited experience marketing and selling our product candidate.

Our limited commercialization experience and limited number of approved or cleared product candidates make it difficult to evaluate our current business and predict our future prospects. These factors also make it difficult for us to forecast our future financial performance and growth, and such forecasts are subject to a number of uncertainties, including our ability to successfully complete clinical trials and obtain pre-market approval or 510(k) clearance by the FDA for our current investigational and future planned product candidates in the United States or in key international markets. Our commercialization efforts will depend on the efforts of our management and sales team, our third-party suppliers, physicians and hospitals, and general economic conditions, among other factors, including the following:

●	the effectiveness of our marketing and sales efforts in the United States and internationally;

●	our success in educating physicians and patients about the benefits, administration and use of the Revivent System, if approved;

●	the acceptance by physicians, patients and payors of the safety and effectiveness of the Revivent System, including the long-term data;

●	our third-party suppliers’ ability to supply the components utilized in the Revivent System in a timely manner, in accordance with our specifications and in compliance with applicable regulatory requirements, and to remain in good standing with regulatory agencies;

●	the availability, perceived advantages, relative cost, relative safety and relative efficacy of alternative and competing therapies;

●	our ability to obtain, maintain and enforce our intellectual property rights in and to the Revivent System;

●	the emergence of competing technologies and other adverse market developments, and our need to enhance the Revivent System or develop new product candidates to maintain market share in response to such competing technologies or market developments;

●	our ability to raise additional capital on acceptable terms, or at all, if needed to support the commercialization of the Revivent System; and

●	our ability to achieve and maintain compliance with all regulatory requirements applicable to the Revivent System.

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If our assumptions regarding the risks and uncertainties we face, which we use to plan our business, are incorrect or change due to circumstances in our business or our markets, or if we do not address these risks successfully, it will negatively affect our business, financial condition and results of operations.

We will initially depend on revenue generated from a single product and in the foreseeable future will be significantly dependent on a limited number of product candidates.

In the event we are able to successfully develop, gain regulatory approval for and commercialize our Revivent technology in the United States (of which no assurances can be given as to any of these matters), we will initially depend on revenue generated from our Revivent product for the foreseeable future and will be significantly dependent on a single or limited number of product candidates. Given that, for the foreseeable future, our business will depend on a single or limited number of product candidates, to the extent that a particular product is not well-received by the market, our sales volume, prospects, business, results of operations and financial condition could be materially and adversely affected.

We may expend our limited resources to pursue a particular product or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we focus on specific product candidates, indications and discovery programs. As a result, we may forgo or delay pursuit of other opportunities with others that could have had greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial product candidates or profitable market opportunities. Our spending on current and future research and development programs for specific indications may not yield any commercially viable product candidates. If we do not accurately evaluate the commercial potential or target market for a particular potential product, we may relinquish valuable rights to that potential product through future collaborations, licenses and other similar arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such potential product.

The commercial success of our product candidates will depend upon attaining significant market acceptance of these product candidates among physicians, healthcare payors and the medical community.

Our success will depend, in part, on the acceptance of our product candidates as safe, effective and, with respect to providers and third party payors, cost effective. We cannot predict how quickly, if at all, physicians will accept our product candidates or, if accepted, how frequently they will be used. Our product candidates and planned or future product candidates we may develop or market may never gain broad market acceptance among physicians, the medical community or third party payors for some or all of our targeted indications. Healthcare providers must believe that our product candidates offer benefits over alternative treatment methods. The degree of market acceptance of any of our product candidates will depend on a number of factors, including:

●	whether physicians and others in the medical community consider our product candidates to be safe and cost effective treatment methods;

●	the potential and perceived advantages of our product candidates over alternative treatment methods;

●	the prevalence and severity of any side effects associated with using our product candidates;

●	product labeling, product insert or marketing and advertising requirements by the FDA or other regulatory authorities;

●	limitations or warnings contained in the labeling cleared or approved by the FDA or other authorities;

●	the cost of treatment in relation to alternative treatments methods;

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●	the convenience and ease of use of our product candidates relative to alternative treatment methods;

●	the availability of coverage and adequate reimbursement for procedures using our product candidates from third-party payors, including government authorities;

●	the willingness of patients to pay out-of-pocket in the absence of coverage and adequate reimbursement by third-party payors, including government authorities;

●	the size of the market for such product, based on the size of the patient subsets that we are targeting, in the territories for which we gain regulatory approval;

●	our ability to provide incremental clinical and economic data that show the safety, clinical efficacy and cost effectiveness of, and patient benefits from, our product candidates; and

●	the effectiveness of our sales and marketing efforts for our product candidates.

Additionally, even if our product candidates achieve market acceptance, they may not maintain that market acceptance over time if competing product candidates or technologies, which are more cost effective or received more favorably, are introduced. Failure to achieve or maintain market acceptance and/or market share would limit our ability to generate revenue and would have a material adverse effect on our business, financial condition and results of operations.

We manufacture and sell product candidates that are used in a limited number of procedures and there is a limited total addressable market for our product candidates. The sizes of the markets for our current product candidates have not been established with precision, and may be smaller than we estimate.

The Revivent System, in the event it achieves FDA approval or clearance, intends to target an identifiable U.S. patient population of approximately 192,000 monitored individuals suffering from STEMI induced heart failure, with an additional 28,000 patients added and 28,000 patients lost each year. With approximately 192,000 monitored individuals, the potentially addressable U.S. patient population for the Revivent System remains substantial. We believe that we are well-positioned to serve a substantial, underserved global addressable market of $16 billion in eligible and appropriate patients (prevalence) and once served, $2.4 billion of annually recurring patients (incidence); the U.S. could potentially represent a $10 billion addressable market. However, the total addressable market for our product candidates is subject to change from year to year and geography, and may be further limited by FDA restrictions, limitations on use or more narrowly defined indications, any of which could have a material adverse effect on our business, financial condition and results of operations.

Our estimates of the annual total addressable markets for our current product candidates are based on a number of internal and third-party estimates, including, without limitation, the number of individuals suffering from STEMI-induced heart failure treatable by our product candidates and the assumed prices at which we can sell our product candidates in markets that have not yet been fully established. While we believe our assumptions and the data underlying our estimates are reasonable, these assumptions and estimates may not be correct and the conditions supporting our assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. As a result, our estimates of the annual total addressable market for our current or future product candidates may prove to be incorrect. If the actual number of patients who would benefit from our solution, the price at which we can sell our product candidates, or the annual total addressable market for our product candidates is smaller than we have estimated, it may impair our sales growth and negatively affect our business, financial condition and results of operations.

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The estimates and projections that we may make from time to time are subject to inherent risks and may prove incorrect in the future.

The estimates and projections we describe in this prospectus and may provide from time to time in the future (including, but not limited to, those relating to addressable market sizes, target patient populations, procedure costs, insurance reimbursement levels and other financial or operational matters) reflect numerous assumptions made by management, including assumptions with respect to our specific as well as general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond our control.  For our company in particular, since the condition we are targeting with the Revivent System (restoring left ventricular function in heart failure patients with reduced ejection fraction) is a subset of overall heart failure and heart disease, we are required to extrapolate different data to reach conclusions regarding certain of our estimates and projections (for example, see the section of this prospectus captioned Business – Market Opportunity Assumptions).  Accordingly, there is a risk that the assumptions made in preparing our estimates and projections, or the estimates and projections themselves, will prove inaccurate. There will be differences between actual and projected results, and actual results may be materially different from those contained in our estimates and projections. The inclusion of such estimates projections in this prospectus should not be regarded as an indication that we or our management or representatives considered or consider the projections to be a reliable prediction of future events, and our estimates and projections should not be relied upon as such.

We may be unable to continue to successfully demonstrate to heart failure specialists, surgeons, or key opinion leaders the merits of our product candidates and technologies compared to those of our competitors, which may make it difficult to establish our product candidates and technologies as a standard of care and achieve market acceptance.

Heart failure specialists and surgeons play the primary role in determining the course of treatment and, ultimately, the type of product candidates that will be used to treat our patient phenotype. As a result, our success depends, in large part, on our ability to effectively market and demonstrate to heart failure specialists and cardiovascular surgeons the merits of our product candidates and methodologies compared to those of our competitors. Acceptance of our product candidates and methodologies depends on educating surgeons as to the distinctive characteristics, clinical benefits, safety and cost-effectiveness of the Revivent System and our other product candidates and technologies as compared to those of our competitors, and on training surgeons in the proper use of our product candidates. If we are not successful in convincing heart failure specialists and surgeons of the merits of our product candidates and methodologies or educating them on the use of our product candidates, they may not use our product candidates or may not use them effectively and we may be unable to increase our sales, sustain our growth or achieve and sustain profitability.

Additionally, since the Revivent procedure is a new procedure, some heart failure specialists and surgeons may be reluctant to change their treatment practices for the following reasons, among others:

●	lack of experience with our product candidates and procedures;

●	existing relationships with competitors and distributors that sell competitive product candidates;

●	lack or perceived lack of evidence supporting additional patient benefits;

●	perceived liability risks generally associated with the use of new product candidates and procedures;

●	less attractive availability of coverage and reimbursement by third-party payors compared to procedures using competitive product candidates and other techniques;

●	costs associated with the purchase of new product candidates and equipment; and

●	the time commitment that may be required for training.

These reasons may affect the pace of adoption of the Revivent System and future product candidates and techniques that we may offer.

In addition, third party payors, including private and government healthcare programs, would need to understand the costs and benefits of our product candidates compared to existing standards of care, if they are to provide reimbursement for the cost of our product candidates and the procedures to implant our product candidates. We believe recommendations and support of our product candidates and technologies by influential heart failure specialists, surgeons, and key opinion leaders in our industry are essential for market acceptance and establishment of our product candidates and procedures as a standard of care. If we do not receive support from such heart failure specialists, surgeons, and key opinion leaders, if long-term data does not show the benefits of using our product candidates and procedures or if the benefits offered by our product candidates and procedures are not sufficient to justify their cost, heart failure specialists, surgeons, and hospitals may not use our product candidates and we might be unable to establish our product candidates and procedures as a standard of care and continue to achieve market acceptance.

The training required for clinicians to use our product candidates could reduce the market acceptance of our product candidates and reduce our revenue.

Clinicians must be trained to use our product candidates proficiently. It is critical to the success of our business that we ensure that there are a sufficient number of clinicians familiar with, trained on and proficient in the use of our product candidates. Convincing clinicians to dedicate the time and energy necessary to obtain adequate training in the use of our product candidates is challenging and we may not be successful in these efforts. If clinicians are not properly trained, they may misuse or ineffectively use our product candidates. Any improper use of our product candidates may result in unsatisfactory patient outcomes, patient injury, negative publicity or lawsuits against us, any of which could harm our reputation and affect future product sales. Furthermore, our inability to educate and train clinicians to use our product candidates may lead to lower demand for our product candidates.

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Even if we are able to launch our pipeline portfolio successfully, we may experience material delays in our commercialization program relative to our current expectations.

Even if we are able to complete development of our pipeline portfolio and obtain regulatory clearance or approval, commercial market acceptance of our product candidates in the healthcare community, including among physicians, patients and third-party payors, will depend on many factors, including:

●	our ability to provide incremental clinical and economic data demonstrating the safety, clinical effectiveness and cost-effectiveness of, and patient benefit from, our product candidates, and any perceived inadequacy of evidence supporting clinical benefits or cost-effectiveness over existing alternatives;

●	the availability of alternative treatments;

●	whether our product candidates are included on third party payor coverage plans;

●	the willingness and ability of patients and the healthcare community to adopt new technologies;

●	customer demand;

●	liability risks generally associated with the use of new product candidates;

●	the training required to use a new product;

●	the convenience and ease of use of our product candidates relative to other treatment methods;

●	the pricing and reimbursement of our product candidates relative to other treatment methods; and

●	the marketing and distribution support for our product candidates.

There is a risk that we may be unable to address any of these criteria or any additional criteria that might affect the market acceptance of our product candidates. If our product candidates achieve market acceptance, they may not maintain that market acceptance over time if competing product candidates or technologies are introduced that are received more favorably or are more cost-effective. Failure to achieve or maintain market acceptance would limit our ability to generate revenue and would have a material adverse effect on our business, financial condition, results of operations and prospects.

Our employees, independent contractors, consultants, commercial partners, distributors, and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We operate in a highly regulated industry. We are exposed to the risk that our employees, independent contractors, consultants, commercial partners, distributors, and vendors may engage in fraudulent or illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violates: (i) the laws of the FDA and other similar foreign regulatory bodies, including those laws requiring the reporting of true, complete and accurate information to such regulators; (ii) manufacturing standards; (iii) healthcare fraud and abuse laws in the United States and similar foreign fraudulent misconduct laws; or (iv) laws that require the true, complete and accurate reporting of financial information or data. These laws may impact, among other things, future sales, marketing, and education programs. In particular, the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commissions, certain customer incentive programs and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials.

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We plan to adopt a code of business conduct and ethics in connection with the closing of this offering, but it may not always be possible to identify and deter misconduct by our employees and other third parties, and the precautions we take to detect and prevent these activities may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of significant fines or other sanctions, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, disgorgement, individual imprisonment, additional integrity reporting and oversight obligations, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings and curtailment of operations, any of which could adversely affect our ability to operate our business and our results of operations. Whether or not we are successful in defending against any such actions or investigations, we could incur substantial costs, including legal fees, and divert the attention of management in defending ourselves against any of these claims or investigations, which could have a material adverse effect on our business, financial condition, and results of operations.

We may be unable to compete successfully with larger companies in our highly competitive industry.

The medical device industry is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. We compete or plan to compete with other providers of cardiovascular procedures. While we believe that there are currently no direct substitutes to our product candidates available or in clinical development, a competitor may develop a comparable product in the future. Many of these competitors are large, well-capitalized companies with significantly greater market share and resources than we have. As a consequence, they are able to spend more on product development, marketing, sales and other product initiatives than we can. We also compete with smaller medical device companies that have single product candidates or a limited range of product candidates. Some of our competitors have:

●	significantly greater name recognition;

●	broader or deeper relations with healthcare professionals, customers and third-party payors;

●	more established distribution networks;

●	additional lines of product candidates and the ability to offer rebates or bundle product candidates to offer greater discounts or other incentives to gain a competitive advantage;

●	greater experience in conducting research and development, manufacturing, clinical trials, marketing and obtaining regulatory clearance or approval for product candidates; and

●	greater financial and human resources for product development, sales and marketing and patent litigation.

We believe that our intellectual property, technology and organization will be critical to our future success. Our competitive advantage is driven by our ability to safely and effectively treat patients with left ventricle heart failure while improving outcomes and reducing procedural costs. To sustain our success, we will need to:

●	develop innovative, proprietary product candidates that can cost-effectively address significant clinical needs;

●	continue to innovate and develop scientifically advanced technology;

●	obtain and maintain regulatory clearances or approvals;

●	demonstrate efficacy in our sponsored and third-party clinical trials and studies;

●	apply our technology across product lines and markets;

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●	attract and retain skilled research and development and sales personnel; and

●	cost-effectively manufacture and successfully market and sell product candidates.

In addition, competitors with greater financial resources than ours could acquire other companies to gain enhanced name recognition and market share, as well as new technologies or product candidates that could effectively compete with our existing product candidates, which may cause our revenue to decline and would harm our business.

Our competitors also compete with us in recruiting and retaining qualified scientific, management and commercial personnel, as well as in acquiring technologies complementary to, or necessary for, our product candidates. Because of the complex and technical nature of our product candidates and the dynamic market in which we compete, any failure to attract and retain a sufficient number of qualified employees could materially harm our ability to develop and commercialize our product candidates, which would have a material adverse effect on our business, financial condition and results of operations.

Technological change may adversely affect sales of our product candidates and may cause our product candidates to become obsolete.

The medical device market is characterized by extensive research and development and rapid technological change. Technological progress or new developments in our industry could adversely affect sales of our product candidates. There can be no assurance that other companies will not succeed in developing or marketing devices and product candidates that are more effective than the Revivent System or that would render the Revivent System obsolete or noncompetitive. Additionally, new surgical procedures, medications and other therapies could be developed that replace or reduce the importance of our product candidates. Our product candidates could be rendered obsolete because of future innovations by our competitors or others in the treatment of cardiovascular diseases, which would have a material adverse effect on our business, financial condition and results of operations. Accordingly, our success will depend in part on our ability to respond quickly to medical and other changes through the development and introduction of new product candidates. Product development involves a high degree of risk, and there can be no assurance that our new product development efforts will result in any commercially successful product candidates.

If hospitals, clinicians and other healthcare providers are unable to obtain coverage and reimbursement from third-party payors for procedures performed using our product candidates, adoption of our product candidates may be delayed, and it is unlikely that they will gain further acceptance.

Growing sales of our product depends on the availability of adequate coverage and reimbursement from third-party payors, including government programs such as Medicare and Medicaid, private insurance plans, and managed care programs. Hospitals, clinicians, and other healthcare providers that purchase or use medical devices generally rely on third-party payors to pay for all or part of the costs and fees associated with the procedures performed with these devices.

Adequate coverage and reimbursement for procedures performed with our product candidates is central to the acceptance of our current and future product candidates. We may be unable to sell our product candidates on a profitable basis if third-party payors deny coverage, continue to deny coverage or reduce their current levels of payment, or if our costs for the product increase faster than increases in reimbursement levels.

Many private payors refer to coverage decisions and payment amounts determined by the Centers for Medicare and Medicaid Services (“CMS”) which administers the Medicare program, as guidelines for setting their coverage and reimbursement policies. Private payors that do not follow the Medicare guidelines may adopt different coverage and reimbursement policies for procedures performed with our product candidates. Future action by CMS or third-party payors may further reduce the availability of payments to physicians, outpatient surgery centers, and/or hospitals for procedures using our product candidates.

The healthcare industry in the United States has experienced a trend toward cost containment as government and private insurers seek to control healthcare costs. Payors are imposing lower payment rates and negotiating reduced contract rates with service providers and being increasingly selective about the technologies and procedures they choose to cover. There can be no guarantee that we will be able to provide the scientific and clinical data necessary to overcome these policies. Payors may adopt policies in the future restricting access to medical technologies like ours and/or the procedures performed using such technologies. Therefore, we cannot be certain that the procedures performed with each of our product candidates will be reimbursed. There can be no guarantee that, should we introduce additional product candidates in the future, payors will cover those product candidates or the procedures in which they are used.

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Conducting successful clinical studies may require the enrollment of large numbers of patients, and suitable patients may be difficult to identify and recruit.

Patient enrollment in clinical trials and completion of patient participation and follow-up depends on many factors, including the size of the patient population; the nature of the trial protocol; the attractiveness of, or the discomforts and risks associated with, the treatments received by enrolled subjects; the availability of appropriate clinical trial investigators; support staff; and the proximity of patients to clinical sites and ability to comply with the eligibility and exclusion criteria for participation in the clinical trial and patient compliance. For example, patients may be discouraged from enrolling in our clinical trials if the trial protocol requires them to undergo extensive post-treatment procedures or follow-up to assess the safety and effectiveness of our product candidates or if they determine that the treatments received under the trial protocols are not attractive or involve unacceptable risks or discomforts. Patients may also not participate in our clinical trials if they choose to participate in contemporaneous clinical trials of competitive product candidates.

It may be difficult to identify and enroll patients due to clinical trial inclusion-exclusion criteria or other factors, which has in the past, and may in the future, lead to delays in enrollment and in generating clinical data for our trials.

Our clinical trials have had, and may have in the future, strict inclusion criteria for patient enrollment. These criteria could present significant obstacles to the timely recruitment and enrollment of a sufficient number of eligible patients into our trials. We may experience slower than expected patient enrollment in our existing or future clinical trials. Any inability to successfully enroll the number of patients meeting the criteria for any of our clinical trials could cause significant delays in the trial and increase the costs associated with the trial, which could materially harm our business and prospects.

Patient enrollment in a clinical trial may be affected by many factors, including:

●	the severity of the disease under investigation;

●	the design of the study protocol;

●	the eligibility criteria for the study;

●	the perceived risks, benefits and convenience of administration of the product candidate being studied;

●	the existence of infectious disease outbreaks;

●	the competitive disease space with many trials for patients to select from;

●	the availability of approved alternate treatments; and

●	the proximity and availability of clinical trial sites to prospective patients.

We and our investigators may also face challenges in enrolling patients to participate in our clinical trials due to the novelty of procedures. Some patients may have concerns regarding our procedure that may negatively affect their perception of our therapies and their decision to enroll in our trials. Enrollment delays in our clinical trials may result in increased development costs for our product candidates, and our inability to enroll a sufficient number of patients for any of our current or future clinical trials would result in significant delays or may require us to abandon one or more clinical trials altogether.

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If our clinical trials are unsuccessful or significantly delayed, or if we do not complete our clinical trials, our business may be harmed.

Clinical development is a long, expensive and uncertain process and is subject to delays and the risk that product candidates may ultimately prove unsafe or ineffective in treating the indications for which they are designed. Completion of clinical trials may take several years or more. Clinical trials can be delayed for a variety of reasons, including delays in obtaining regulatory approval to commence a trial, in reaching an agreement on acceptable clinical trial terms with prospective sites, in obtaining institutional review board approval at each site, in recruiting patients to participate in a trial or in obtaining sufficient supplies of clinical trial materials.

We cannot provide any assurance that we will successfully, or in a timely manner, enroll our clinical trials, that our clinical trials will meet their primary or other endpoints or that such trials or their results will be accepted by the FDA or foreign regulatory authorities.

We may experience numerous unforeseen events during, or because of, the clinical trial process that could delay or prevent us from receiving regulatory clearance or approval for new product candidates or modifications of existing product candidates, including new indications for existing product candidates, including:

●	enrollment in our clinical trials may be slower than we anticipate, or we may experience high screen failure rates in our clinical trials, resulting in significant delays;

●	our clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical and/or preclinical testing which may be expensive and time-consuming;

●	trial results may not meet the level of statistical significance required by the FDA or other regulatory authorities;

●	the FDA or similar foreign regulatory authorities may find the product is not sufficiently safe for investigational use in humans;

●	the FDA or similar foreign regulatory authorities may interpret data from preclinical testing and clinical trials in different ways than we do;

●	there may be delays or failure in obtaining approval of our clinical trial protocols from the FDA or other regulatory authorities;

●	there may be delays in obtaining institutional review board approvals or governmental approvals to conduct clinical trials at prospective sites;

●	the FDA or similar foreign regulatory authorities may find our or our suppliers’ manufacturing processes or facilities unsatisfactory;

●	the FDA or similar foreign regulatory authorities may change their review policies or adopt new regulations that may negatively affect or delay our ability to bring a product to market or receive approvals or clearances to treat new indications;

●	we may have trouble in managing multiple clinical sites;

●	we may have trouble finding patients to enroll in our trials;

●	we may experience delays in agreeing on acceptable terms with third-party research organizations and trial sites that may help us conduct the clinical trials; and

●	we, or regulators, may suspend or terminate our clinical trials because the participating patients are being exposed to unacceptable health risks.

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In addition, changes in regulatory requirements and guidance may occur and we may need to amend clinical trial protocols to reflect these changes, which could impact the cost, timing or successful completion of a clinical trial. If we experience delays in the commencement or completion of our clinical trials, the commercial prospects for our product candidates will be harmed, and our ability to generate product revenues will be delayed. Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also lead to the denial of regulatory approval of a product candidate.

Failures or perceived failures in our clinical trials will delay and may prevent our product development and regulatory approval process, damage our business prospects and negatively affect our reputation and competitive position.

Clinical trials may be delayed, suspended or terminated for many reasons, which will increase our expenses and delay the time it takes to develop new product candidates or seek new indications.

We may experience delays in our ongoing or future preclinical studies or clinical trials, and we do not know whether future preclinical studies or clinical trials will begin on time, need to be redesigned, enroll an adequate number of patients on time or be completed on schedule, if at all. The commencement and completion of clinical trials for future product candidates or indications may be delayed, suspended or terminated as a result of many factors, including:

●	the FDA or other regulators disagreeing as to the design, protocol or implementation of our clinical trials;

●	the delay or refusal of regulators or institutional review boards (“IRBs”) to authorize us to commence a clinical trial at a prospective trial site;

●	changes in regulatory requirements, policies and guidelines;

●	delays or failure to reach agreement on acceptable terms with prospective clinical research organizations (“CROs”) and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

●	delays in patient enrollment and variability in the number and types of patients available for clinical trials;

●	the inability to enroll a sufficient number of patients in trials to observe statistically significant treatment effects in the trial;

●	having clinical sites deviate from the trial protocol or dropping out of a trial;

●	negative or inconclusive results from ongoing preclinical studies or clinical trials, which may require us to conduct additional preclinical studies or clinical trials or to abandon projects that we expect to be promising;

●	safety or tolerability concerns that could cause us to suspend or terminate a trial if we find that the participants are being exposed to unacceptable health risks;

●	reports from preclinical or clinical testing of other similar therapies that raise safety or efficacy concerns;

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●	regulators or IRBs requiring that we or our investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or safety concerns, among others;

●	lower than anticipated retention rates of patients and volunteers in clinical trials;

●	our CROs or clinical trial sites failing to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all, deviating from the protocol or dropping out of a trial;

●	delays relating to adding new clinical trial sites;

●	difficulty in maintaining contact with patients after treatment, resulting in incomplete data;

●	the quality of the product candidates falling below acceptable standards;

●	the inability to manufacture sufficient quantities of our product candidates to commence or complete clinical trials; and

●	exceeding budgeted costs due to difficulty in accurately predicting costs associated with clinical trials.

We could also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs or the Ethics Committees of institutions at which such trials are being conducted, by the Data Safety Monitoring Board for such trial or by the FDA or other regulatory authorities. Such authorities may suspend or terminate a clinical trial due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements, including the FDA’s current Good Clinical Practice (“cGCP”), regulations, or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate safety and effectiveness, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

In addition, we may encounter delays if the FDA concludes that our financial relationships with investigators result in a perceived or actual conflict of interest that may have affected the interpretation of a study, the integrity of the data generated at the applicable clinical trial site or the utility of the clinical trial itself. Principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive cash compensation and/or stock options in connection with such services. If these relationships and any related compensation to or ownership interest by the clinical investigator carrying out the study result in perceived or actual conflicts of interest, or if the FDA concludes that the financial relationship may have affected interpretation of the study, the integrity of the data generated at the applicable clinical trial site may be questioned and the utility of the clinical trial itself may be jeopardized, which could result in the delay or rejection by the FDA. Any such delay or rejection could prevent us from commercializing any of our product candidates currently in development.

If we experience delays in the commencement or completion of any clinical trial of our product candidates, or if any of our clinical trials are terminated, the commercial prospects of our product candidates may be harmed, and our ability to generate revenue from sales may be delayed or materially diminished.

We do not know whether any of our future preclinical studies or clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Any delays in completing our clinical trials will increase our costs, slow down our product development and approval process and jeopardize our ability to commence sales and generate associated revenue. Any of these occurrences may significantly harm our business, financial condition and prospects. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial, suspension or revocation of expanded regulatory clearance or approval of our product candidates. Significant preclinical study or clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring product candidates to market before we do and impair our ability to successfully commercialize our product candidates.

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We may be required to suspend or discontinue clinical trials due to side effects or other safety risks that could preclude approval of our product candidates.

Our clinical trials may be suspended at any time for a number of reasons. We may voluntarily suspend or terminate our clinical trials if at any time we believe that they present an unacceptable risk to participants. In addition, regulatory agencies may order the temporary or permanent discontinuation of our clinical trials at any time if they believe that the clinical trials are not being conducted in accordance with applicable regulatory requirements or that they present an unacceptable safety risk to participants.

Interim, top-line and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose preliminary or top-line data from our preclinical studies and clinical trials, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the top-line or preliminary results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Top-line data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, top-line data should be viewed with caution until the final data are available.

From time to time, we may also disclose interim data from our preclinical studies and clinical trials. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available or as patients from our clinical trials continue other treatments for their disease. As a result, interim analyses should be viewed with caution until the final data are available. In addition, the data received from an interim analysis could prompt us to alter the trial design, or even to halt the clinical trial altogether. Finally, we may report interim, top-line or preliminary data of only certain endpoints rather than all endpoints. Adverse differences between preliminary or interim data and final data, or between the initially planned trial design and any subsequently altered elements of the trial design due to our analysis of interim, top-line or preliminary data, could significantly harm our business prospects.

Others, including regulatory authorities, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the ability to initiate further clinical studies, the approvability or commercialization of the particular product candidate or product and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically a significant volume of data and other information, and you or others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure, and any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product candidate or our business. If the interim, top-line, or preliminary data that we report differ from final results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain clearance or approval for, and commercialize, our product candidates may be harmed, which could harm our business, operating results, prospects or financial condition.

Even after receiving regulatory clearance or approval, our product candidates may be subject to product recalls, which could harm our reputation and divert our managerial and financial resources.

The FDA and similar governmental authorities in other countries have the authority to order mandatory recall of our product candidates or order their removal from the market if the government finds that our product candidates might cause adverse health consequences or death. A government-mandated or voluntary recall by us could occur as a result of component failures, manufacturing errors by us or our suppliers or design defects, including labeling defects, or unanticipated safety problems. Any recall of our product candidates may harm our reputation with customers and divert managerial and financial resources.

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We depend on a limited number of manufacturers and suppliers in connection with the manufacture of the Revivent System, which makes us vulnerable to supply shortages and price fluctuations that could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We source and rely upon components and sub-assemblies of the Revivent System, as well as manufacturing services from approved manufacturers and suppliers, some of which are single-source suppliers.

These components, sub-assemblies and services are critical to us, and there are relatively few alternative sources of supply. Our suppliers generally are not under long-term contracts with us, and may experience delays or issues, stop producing our components or sub-assemblies, increase the prices they charge us, or elect to terminate their relationships with us. In any of these cases, we could face a delay of several months to identify, perform appropriate testing and qualify alternative manufacturers and suppliers with regulatory authorities, as we currently have transition plans for some but not all of our manufacturers and suppliers. In addition, the failure of our third-party manufacturers and suppliers to maintain acceptable quality requirements could result in quality issues, including recalls of our product candidates. If one of our manufacturers or suppliers fails to maintain acceptable quality requirements, we may have to identify and qualify a new manufacturer or supplier. Although we require our third-party manufacturers and suppliers to supply us with materials, components, and services that meet our specifications and comply with applicable provisions of the Quality System Regulation (“QSR”) and other applicable legal and regulatory requirements in our agreements and contracts, and we perform incoming inspection, testing, or other acceptance activities to ensure the materials and components meet our requirements, there is a risk that they may not supply components that meet our requirements or supply components in a timely manner.

The number of third-party manufacturers and suppliers with the necessary manufacturing and regulatory expertise and facilities to produce our device components is limited and the certification of a new manufacturer or supplier may be complex and time consuming. Any delay or interruption would likely lead to a delay or interruption in our manufacturing operations. The inclusion of substitute components must meet our product specifications and could require us to qualify the new manufacturer or supplier with the appropriate regulatory authorities, including the FDA. The added time and cost to arrange for alternative manufacturers or suppliers could harm our business. New manufacturers of any planned product would be required to qualify under applicable regulatory requirements and would need to have sufficient rights under applicable intellectual property laws to the method of manufacturing the planned product. Obtaining the necessary FDA or international approvals or other qualifications under applicable regulatory requirements and ensuring non-infringement of third-party intellectual property or other proprietary rights could result in a significant interruption of supply and could require the new manufacturer to bear significant additional costs that may be passed on to us.

The report of our independent registered public accounting firm for the year ended December 31, 2024 includes a “going concern” explanatory paragraph.

The report of our independent registered public accounting firm on our consolidated financial statements as of and for the year ended December 31, 2024 includes an explanatory paragraph indicating that there is substantial doubt about our ability to continue as a going concern. If we are unable to raise sufficient capital when needed, our business, financial condition and results of operations will be materially and adversely affected, and we will need to significantly modify our operational plans to continue as a going concern. If we are unable to continue as a going concern, we might have to liquidate our assets and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our financial statements. The inclusion of a going concern explanatory paragraph by our auditors, our lack of cash resources and our potential inability to continue as a going concern may materially adversely affect our share price and our ability to raise new capital or to enter into critical contractual relations with third parties.

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We are highly dependent on our senior management team and key personnel, and our business could be harmed if we are unable to attract and retain personnel necessary for our success.

We are highly dependent on our senior management and other key personnel. Our success will depend on our ability to retain senior management and to attract and retain qualified personnel in the future, including sales and marketing professionals, scientists, clinical specialists, engineers and other highly skilled personnel and to integrate current and additional personnel in all departments. The loss of members of our senior management, sales and marketing professionals, scientists, clinical and regulatory specialists and engineers could result in delays in product development and harm our business. If we are not successful in attracting and retaining highly qualified personnel, it would have a material adverse effect on our business, financial condition and results of operations.

Competition for skilled personnel in our market is intense and may limit our ability to hire and retain highly qualified personnel on acceptable terms, or at all. To induce valuable employees to remain at our company, in addition to salary and cash incentives, we have issued stock options that vest over time. The value to employees of stock options that vest over time may be significantly affected by movements in our stock price that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies. Despite our efforts to retain valuable employees, members of our management, scientific and development teams may terminate their employment with us on short notice. Our employment arrangements with our employees provide for at-will employment, which means that any of our employees could leave our employment at any time, with or without notice. We also do not maintain “key man” insurance policies on the lives of these individuals or the lives of any of our other employees.

David Richmond, our Co-Chief Executive Officer and Chief Financial Officer, also holds certain management positions and directorships of other companies and may allocate his time to such other businesses, thereby causing conflicts of interest in his determination as to how much time to devote to our affairs. This could have a negative impact on our ability to implement our plan of operation.

David Richmond, our Co-Chief Executive Officer and Chief Financial Officer, is engaged in other business endeavors for which he may be entitled to compensation, which may result in a conflict of interest in allocating his time between our operations and his other businesses. Pursuant to Mr. Richmond’s employment agreement that will be effective as of the consummation of this offering, Mr. Richmond shall be employed with us on a full-time basis, but shall be permitted to participate in certain limited business activities, including serving on boards, committees or similar bodies of charitable or nonprofit organizations (subject to prior written approval from the board of directors), fulfilling limited teaching, speaking and writing engagements (subject to prior written approval from the board of directors), and managing his personal investments, in each case, so long as such activities do not individually or in the aggregate materially interfere or conflict with the performance of Mr. Richmond’s duties and responsibilities under his employment agreement. Accordingly, although Mr. Richmond is employed with our company on a full-time basis, he may hold certain management positions and directorships of other companies, and may allocate his time to such other businesses, thereby causing conflicts of interest in his determination as to how much time to devote to our affairs.

Mr. Richmond may also have competitive fiduciary obligations and pecuniary interests relating to his other business ventures that conflict with our interests. Mr. Richmond’s employment agreement contains certain restrictive covenants while they are employed by us. These restrictive covenants, generally, restrict Mr. Richmond from engaging in any other activities that materially interfere with or conflict with the performance of Mr. Richmond’s duties and responsibilities under his employment agreement. Mr. Richmond is further subject to general restrictions regarding the use or disclosure of any confidential information, of our business. Notwithstanding the foregoing, to the extent that these additional activities may have a conflict between their interests and ours, this could have a negative impact on our ability to implement our plan of operations.

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We intend to expand sales of any approved product candidates internationally in the future, but we may experience difficulties in obtaining regulatory clearance or approval in the United States or in successfully marketing our product candidates internationally even if approved. A variety of risks associated with marketing our product candidates internationally could materially adversely affect our business.

While we believe that if the Revivent System receives FDA approval, most of our revenue will be generated in the United States, we intend to increase our sales outside the United States as well, including the EU, where we have obtained a CE Mark. Currently, other than through an authorized U.S. clinical site, the Revivent System is only available outside the United States. Sales of our product candidates outside of the United States are and will be subject to foreign regulatory requirements governing clinical trials and marketing approval. We will incur substantial expenses in connection with our international expansion. Additional risks related to operating in foreign countries include:

●	differing regulatory requirements in foreign countries;

●	differing reimbursement regimes in foreign countries, including price controls;

●	unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;

●	economic weakness, including inflation, or political instability in particular foreign economies and markets;

●	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

●	foreign taxes, including withholding of payroll taxes;

●	foreign currency fluctuations, which could result in increased operating expenses, reduced revenue and other obligations incident to doing business in another country;

●	difficulties staffing and managing foreign operations;

●	workforce uncertainty in countries where labor unrest is more common than in the United States;

●	potential liability under the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), or comparable foreign regulations;

●	challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;

●	product shortages resulting from any events affecting raw material or finished good supply or distribution or manufacturing capabilities abroad; and

●	business interruptions resulting from geopolitical actions, including war and terrorism.

These and other risks associated with our international operations may materially adversely affect our ability to attain or maintain profitable operations, which would have a material adverse effect on our business, financial condition and results of operations.

We received our European CE mark for the Revivent System, indicating that we affirm our product’s conformity with European health, safety and environmental protection standards. We will also need to obtain regulatory approval in other foreign jurisdictions in which we plan to market and sell our products. The time required to obtain registrations or approvals, if required by other countries, may be longer than that required for FDA clearance, and requirements for such registrations, clearances, or approvals may significantly differ from FDA requirements. If we modify our products, we may need to apply for additional regulatory approvals before we are permitted to sell the modified product. In addition, we may not continue to meet the quality and safety standards required to maintain the authorizations that we have received. If we are unable to maintain our authorizations in a particular country, we will no longer be able to sell the applicable product in that country.

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In addition, there can be no guarantee that we will receive approval to sell our product candidates in any market we target, including the United States, nor can there be any guarantee that any sales would result even if such approval is received. Even if the FDA grants marketing approval for a product, comparable regulatory authorities of foreign countries must also approve the manufacturing or marketing of the product in those countries. Approval in the United States, or in any other jurisdiction, does not ensure approval in other jurisdictions. Obtaining regulatory approvals could result in significant delays, difficulties and costs for us and require additional trials and additional expenses. Regulatory requirements can vary widely from country to country and could delay the introduction of our product candidates in those countries. Clinical trials conducted in one country may not be accepted by other countries, and regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. If we fail to comply with these regulatory requirements or to obtain and maintain required approvals, our target market will be reduced and our ability to generate revenue will be diminished. Our inability to successfully enter all our desired international markets and manage business on a global scale could negatively affect our business, financial results and results of operations.

Our future growth may depend, in part, on our ability to continue to operate or expand in foreign markets, where we would be subject to additional regulatory burdens and other risks and uncertainties.

Our future growth may depend, in part, on our ability to continue to develop and commercialize our planned and future products in current and additional foreign markets. We are not permitted to market or promote any of our planned or future products before we receive regulatory approval from applicable regulatory authorities in foreign markets, and we may never receive such regulatory approvals for any of our planned or future products. To obtain separate regulatory approval in many other countries we must comply with numerous and varying regulatory requirements regarding safety and efficacy and governing, among other things, clinical trials, commercial sales, pricing and distribution of our planned or future products. If we obtain regulatory approval of our products and ultimately commercialize our planned or future products in foreign markets, we would be subject to additional risks and uncertainties, including:

●	different regulatory requirements for approval of medical devices in foreign countries;

●	reduced protection for intellectual property rights;

●	the existence of additional third-party patent rights of potential relevance to our business;

●	unexpected changes in tariffs, trade barriers and regulatory requirements;

●	economic weakness, including inflation or political instability in particular foreign economies and markets;

●	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

●	foreign currency fluctuations, which could result in increased operating expenses, reduced revenue and other obligations incident to doing business in another country;

●	foreign reimbursement, pricing and insurance regimes;

●	workforce uncertainty in countries where labor unrest is common;

●	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

●	business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters, including earthquakes, typhoons, floods and fires.

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To the extent we enter into collaborative arrangements or strategic alliances, we will be exposed to risks related to those collaborations and alliances.

The rapid pace of technological development in the medical technology industry and the specialized expertise required in different areas of medicine make it difficult for one company alone to develop a broad portfolio of technological solutions. In addition to internally generated growth through our research and development efforts, we expect to make future investments where we believe that we can stimulate the development or acquisition of new technologies and product candidates to further our strategic objectives and strengthen our existing businesses. Collaborative arrangements and strategic alliances in and with medical technology companies are inherently risky, and we cannot guarantee that any of our previous or future investments or investment collaborations will be successful or will not materially adversely affect our business, results of operations, financial condition and cash flows.

Any collaboration arrangement or alliance we have or may have in the future could be terminated for reasons beyond our control or we may not be able to negotiate future alliances on acceptable terms, if at all. These arrangements and alliances could result in us receiving less revenue than if we sold our product candidates directly, place the development, sales and marketing of our product candidates outside of our control, require us to relinquish important rights or otherwise be on unfavorable terms.

Collaborative arrangements or strategic alliances will also subject us to a number of risks, including the risk that:

●	we may not be able to control the amount and timing of resources that our strategic partners/collaborators may devote to the product candidates;

●	strategic partners/collaborators may experience financial difficulties;

●	the failure to successfully collaborate with third parties may delay, prevent or otherwise impair the development or commercialization of our product candidates or revenue expectations;

●	business combinations or significant changes in a collaborator’s business strategy may adversely affect a collaborator’s willingness or ability to complete their obligations under any arrangement;

●	a collaborator could independently move forward with a competing product developed either independently or in collaboration with others, including our competitors; and

●	collaborative arrangements are often terminated or allowed to expire, which would delay the development of, and may increase the cost of developing, product candidates.

If we fail to obtain and maintain necessary governmental approvals for our product candidates and indications, we may be unable to market and sell our product candidates in certain jurisdictions.

Medical devices such as ours are extensively regulated by the FDA in the U.S. and by other federal, state, local and foreign authorities. Governmental regulations relate to the testing, development, manufacturing, labeling, design, sale, promotion, distribution, importing, exporting and shipping of our product candidates. In the U.S., before we can market a new medical device, or a new use of, or claim for, or significant modification to, an existing product, we must generally first receive PMA from the FDA. This process can be expensive and lengthy, and can entail significant expenses, primarily related to clinical trials. It generally takes between one to three years to receive approval, or even longer, from the time the PMA application is submitted to the FDA. Regulatory clearances or approvals, either foreign or domestic, may not be granted on a timely basis, if at all. If we are unable to obtain regulatory approvals or clearances for use of our product candidates under development, or if the patient populations for which they are approved are not sufficiently broad, the commercial success of these product candidates could be limited. The FDA may also limit the claims that we can make about our product candidates. Any significant modifications to the design, materials, or intended use of those devices require FDA approval through PMA or humanitarian device extension (“HDE”) supplemental applications.

If we do not receive FDA approval for one or more of our product candidates, we will be unable to market and sell those product candidates in the U.S., which would have a material adverse effect on our operations and prospects.

We also plan to market our product candidates in international markets, including the European Union. Regulatory approval processes differ among those jurisdictions and approval in the U.S. or any other single jurisdiction does not guarantee approval in any other jurisdiction. Obtaining foreign approvals could involve significant delays, difficulties and costs for us and could require additional clinical trials.

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Our product candidates are subject to extensive regulatory requirements, including continuing regulatory review, which could affect the manufacturing and marketing of our product candidates.

The FDA and other regulatory agencies continue to review product candidates even after they have received initial approval. If and when the FDA or another regulatory agency clears or approves our product candidates under development, the manufacture and marketing of these product candidates will be subject to continuing regulation, post-approval clinical studies, including compliance with the FDA’s adverse event reporting requirements, prohibitions on promoting a product for unapproved uses, and QSR requirements, which obligate manufacturers, including third-party and contract manufacturers, to adhere to stringent design, testing, control, documentation and other quality assurance procedures during the design and manufacture of a device.

Any modification to an FDA approved device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a supplemental PMA, HDE or Emergency Use Authorization (“EUA”) approval. The FDA requires each manufacturer to determine in the first instance whether a modification requires approval, but the FDA may review and potentially disagree with any such decision. Modifications of this type are common with new product candidates. We anticipate that the first generation of each of our product candidates will undergo a number of changes, refinements, enhancements and improvements over time. If the FDA requires us to seek approval for modification of a previously approved product for which we have concluded that new clearances or approvals are unnecessary, we may be required to cease marketing or to recall the modified product until we obtain clearance or approval and we may be subject to significant regulatory fines or penalties, which could have a material adverse effect on our financial results and competitive position. We also cannot assure you that we will be successful in obtaining clearances or approvals for our modifications, if required. We and our third-party suppliers of product components are also subject to inspection and market surveillance by the FDA and other regulatory agencies for QSR and other requirements, the interpretation of which can change. Compliance with QSR and similar legal requirements can be difficult and expensive. While we continue to monitor our quality management in order to improve our overall level of compliance, our facilities are subject to periodic and unannounced inspection by U.S. and foreign regulatory agencies to audit compliance with the QSR and comparable foreign regulations. Enforcement actions resulting from failure to comply with government requirements could result in fines, suspensions of approvals or clearances, recalls or seizure of product candidates, operating restrictions or shutdown, and criminal prosecutions that could adversely affect the manufacture and marketing of our product candidates. The FDA or another regulatory agency could withdraw a previously approved product from the market upon receipt of newly discovered information, including a failure to comply with regulatory requirements, the occurrence of unanticipated safety problems of other defects in product candidates following approval, or other reasons, which could adversely affect our operating results.

Consolidation in the medical device industry could have an adverse effect on our revenue and results of operations.

Many medical device companies are consolidating to create new companies with greater market power. As the medical device industry consolidates, competition to provide goods and services to industry participants will become more intense. These industry participants may try to use their market power to negotiate price concessions or reductions for our product candidates. If we reduce our prices because of consolidation in the healthcare industry, our revenue would decrease, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to various U.S. and international bribery, anti-kickback, false claims, privacy, transparency, and similar laws, any breach of which could cause a material, adverse effect on our business, financial condition, and profitability.

Our relationships with physicians, hospitals, and other healthcare providers are subject to scrutiny under various U.S. and international bribery, anti-kickback, false claims, privacy, transparency, and similar laws, often referred to collectively as “healthcare compliance laws.” Healthcare compliance laws are broad, sometimes ambiguous, complex, and subject to change and changing interpretations. Possible sanctions for violation of these healthcare compliance laws include fines, civil and criminal penalties, exclusion from government healthcare programs, and despite our compliance efforts, we face the risk of an enforcement activity or a finding of a violation of these laws. While our relationships with healthcare professionals and organizations are structured to comply with such laws, it is possible that enforcement authorities may view our relationships as prohibited arrangements that must be restructured or for which we would be subject to other significant civil or criminal penalties or debarment. In any event, any enforcement review of or action against us as a result of such review, regardless of outcome, could be costly and time consuming. Additionally, we cannot predict the impact of any changes in or interpretations of these laws, whether these changes will be retroactive or will have effect on a going-forward basis only.

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If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit or halt the marketing and sale of our product candidates. The expense and potential unavailability of insurance coverage for liabilities resulting from our product candidates could harm us and our ability to sell our product candidates.

We face an inherent risk of product liability as a result of the marketing and sale of our product candidates. For example, we may be sued if our product candidates cause or are perceived to cause injury or are found to be otherwise unsuitable during manufacturing, marketing or sale. Any such product liability claim may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. In addition, we may be subject to claims against us even if the apparent injury is due to the actions of others or the pre-existing health of the patient. For example, we rely on physicians in connection with the use of our product candidates on patients. If these physicians are not properly trained or are negligent, the capabilities of our product candidates may be diminished, or the patient may suffer critical injury. We may also be subject to claims that are caused by the activities of our suppliers, such as those who provide us with components and sub-assemblies.

If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit or halt commercialization of our product candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

●	decreased demand for our product candidates;

●	injury to our reputation;

●	initiation of investigations by regulators;

●	costs to defend the related litigation;

●	a diversion of management’s time and our resources;

●	substantial monetary awards to trial participants or patients;

●	product recalls, withdrawals or labeling, marketing or promotional restrictions;

●	loss of revenue;

●	exhaustion of any available insurance and our capital resources; and

●	the inability to market and sell our product candidates. We believe we have adequate product liability insurance, but it may not prove to be adequate to cover all liabilities that we may incur. Insurance coverage is increasingly expensive. We may not be able to maintain or obtain insurance at a reasonable cost or in an amount adequate to satisfy any liability that may arise. Our insurance policy contains various exclusions, and we may be subject to a product liability claim for which we have no coverage. The potential inability to obtain sufficient product liability insurance at an acceptable cost to protect against product liability claims could prevent or inhibit the marketing and sale of product candidates we develop. Assuming we obtain clinical trial insurance for our clinical trials, we may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts, which would have a material adverse effect on our business, financial condition and results of operations. In addition, any product liability claims brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing continuing coverage, harm our reputation in the industry, significantly increase our expenses and reduce product sales.

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We carry product liability insurance for our clinical trials covering $10 million, subject to certain deductibles and exclusions. Although we believe the amount of our insurance coverage is typical for companies similar to us in our industry, we may not have adequate insurance coverage or be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. If and when we obtain marketing approval for product candidates, we intend to expand our insurance coverage to include the sale of commercial product candidates; however, we may be unable to obtain product liability insurance on commercially reasonable terms or in adequate amounts. On occasion, large judgments have been awarded in class action lawsuits based on drugs or medical treatments that had unanticipated adverse effects. A successful product liability claim or series of claims brought against us could cause our stock price to decline and adversely affect our reputation and, if judgments exceed our insurance coverage, could adversely affect our results of operations and business.

Some of our customers and prospective customers may also have difficulty in procuring or maintaining liability insurance to cover their operations and use of our product candidates. Medical malpractice carriers are withdrawing coverage in certain states or substantially increasing premiums. If this trend continues or worsens, our customers may discontinue using our product candidates and potential customers may opt against purchasing our product candidates due to the cost or inability to procure insurance coverage.

Product liability claims could damage our reputation and adversely affect our financial results.

The clinical use of medical product candidates, even after regulatory approval, poses an inherent risk of product liability claims. We maintain limited product liability insurance coverage, subject to certain deductibles and exclusions. We cannot be sure that product liability insurance will be available in the future or will be available on acceptable terms or at reasonable costs, or that such insurance will provide us with adequate coverage against potential liabilities. We may be subject to product liability claims alleging defects in the design, manufacture or labeling of our product candidates. Claims against us, regardless of their merit or potential outcome, may also hurt our ability to obtain physician endorsement of our product candidates or expand our business. As we continue to expand use or our existing product candidates and introduce more product candidates, we face an increased risk that a material product liability claim will be brought against us.

Some of our product candidates are designed for patients who suffer from late-stage or end-stage heart failure, and many of these patients do not survive, even when supported by our product candidates. There are many factors beyond our control that could result in patient death, including the condition of the patient prior to use of the product, the skill and reliability of physicians and hospital personnel using and monitoring the product and product maintenance by customers. However, the failure of our product candidates used for clinical testing or sale could give rise to product liability claims and negative publicity.

The risk of product liability claims is heightened when we sell product candidates that are intended to support a patient until the end of life. The finite life of our product candidates, as well as complications associated with their use, could give rise to product liability claims whether or not the product candidates have extended or improved the quality of a patient’s life. If we are forced to pay product liability claims in excess of our insurance coverage, our financial condition will be adversely affected.

Our insurance policies are expensive and protect us only from some business risks, which leaves us exposed to significant uninsured liabilities.

We do not carry insurance for all categories of risk that our business may encounter. Although we carry product liability insurance in the United States, we can give no assurance that such coverage will be available or adequate to satisfy any claims. Product liability insurance is expensive, subject to significant deductibles and exclusions, and may not be available on acceptable terms, if at all. If we are unable to obtain or maintain insurance at an acceptable cost or on acceptable terms with adequate coverage or otherwise protect against potential product liability claims, we could be exposed to significant liabilities. A product liability claim, recall or other claim with respect to uninsured liabilities or for amounts in excess of insured liabilities could have a material adverse effect on our business, financial condition and results of operations. Defending a suit, regardless of its merit or eventual outcome, could be costly, could divert management’s attention from our business and might result in adverse publicity, which could result in reduced acceptance of our product candidates in the market, product recalls or market withdrawals.

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We do not carry specific hazardous waste insurance coverage, and our insurance policies generally exclude coverage for damages and fines arising from hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals could be suspended.

We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers. We do not know, however, if we will be able to maintain existing insurance with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which would negatively affect our business, financial condition and results of operations.

Our long-term growth depends on our ability to enhance our product candidates, expand our indications and develop and commercialize additional product candidates in a timely manner.

The market for our product candidates is highly competitive, dynamic, and marked by rapid and substantial technological development and product innovation. New entrants or existing competitors could attempt to develop product candidates that compete directly with ours. Demand for our product candidates and future related product candidates could be diminished by equivalent or superior product candidates and technologies offered by competitors. If we are unable to innovate successfully, our existing product candidates could become obsolete and our revenue would decline as our customers purchase our competitors’ product candidates. Developing our current and new product candidates is expensive and time-consuming and could divert management’s attention away from our core business. The success of any new product offering or product enhancements to our solution will depend on several factors, including our ability to:

●	assemble sufficient resources to acquire or discover additional product candidates;

●	properly identify and anticipate physician and patient needs;

●	develop and introduce new product candidates and product enhancements in a timely manner;

●	avoid infringing upon the intellectual property rights of third-parties;

●	demonstrate, if required, the safety and efficacy of new product candidates with data from preclinical studies and clinical trials;

●	obtain the necessary regulatory clearances or approvals for expanded indications, new product candidates or product modifications;

●	be fully FDA-compliant with marketing of new devices or modified product candidates;

●	produce new product candidates in commercial quantities at an acceptable cost;

●	provide adequate training to potential users of our product candidates;

●	receive adequate coverage and reimbursement for procedures performed with our product candidates; and

●	develop an effective and dedicated sales and marketing team.

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If we are unable to develop or improve product candidates, applications or features due to constraints, such as insufficient cash resources, high employee turnover, inability to hire personnel with sufficient technical skills or a lack of other research and development resources, we may not be able to maintain our competitive position compared to other companies. Furthermore, many of our competitors devote a considerably greater amount of funds to their research and development programs than we do, and those that do not may be acquired by larger companies that would allocate greater resources to research and development programs. Our failure or inability to devote adequate research and development resources or compete effectively with the research and development programs of our competitors could harm our business.

In addition, we may choose to focus our efforts and resources on potential product candidates or indications that ultimately prove to be unsuccessful, or to license or purchase a marketed product that does not meet our financial expectations. As a result, we may fail to capitalize on viable commercial product candidates or profitable market opportunities, be required to forego or delay pursuit of opportunities with other potential product candidates or other diseases that may later prove to have greater commercial potential, or relinquish valuable rights to such potential product candidates through collaboration, licensing or other royalty arrangements in cases in which it would have been advantageous for us to retain sole development and commercialization rights, which could adversely impact our business, financial condition and results of operations.

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or any guidance we may provide.

Our quarterly and annual operating results may fluctuate significantly, which makes it difficult for us to predict our future operating results. These fluctuations may occur due to a variety of factors, many of which are outside of our control, including, but not limited to:

●	the level of demand for our product candidates and any approved product candidates, which may vary significantly;

●	expenditures that we may incur to acquire, develop or commercialize additional product candidates and technologies;

●	the timing and cost of obtaining regulatory approvals or clearances for planned or future product candidates or indications;

●	the rate at which we grow our sales force and the speed at which newly hired salespeople become effective, and the cost and level of investment therein;

●	the degree of competition in our industry and any change in the competitive landscape of our industry, including consolidation among our competitors or future partners;

●	coverage and reimbursement policies with respect to our product candidates, if approved, and potential future product candidates that compete with our product candidates;

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●	the timing and success or failure of preclinical studies or clinical trials for our product candidates or any future product candidates we develop or competing product candidates;

●	the timing of customer orders or medical procedures using our product candidates and the number of available selling days in any quarterly period, which can be impacted by holidays, the mix of product candidates sold and the geographic mix of where product candidates are sold;

●	seasonality, including the seasonal slowing of demand for our product candidates we have experienced in the fourth quarter and summer months based on the elective nature of procedures performed using our product candidates, and which we expect to become more pronounced in the future as our business grows;

●	the timing and cost of, and level of investment in, research, development, regulatory approval and commercialization activities relating to our product candidates, which may change from time to time;

●	the cost of manufacturing our product candidates, which may vary depending on the quantity of production and the terms of our agreements with third-party suppliers and manufacturers; and

●	future accounting pronouncements or changes in our accounting policies.

The cumulative effects of these factors could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance.

This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, it could have a material adverse effect on our business, financial condition and results or operations.

Litigation and other legal proceedings may adversely affect our business.

From time to time we may become involved in legal proceedings relating to patent and other intellectual property matters, product liability claims, employee claims, tort or contract claims, federal regulatory investigations, securities class action and other legal proceedings or investigations, which could have an adverse impact on our reputation, business and financial condition and divert the attention of our management from the operation of our business. Litigation is inherently unpredictable and can result in excessive or unanticipated verdicts and/or injunctive relief that affect how we operate our business. We could incur judgments or enter into settlements of claims for monetary damages or for agreements to change the way we operate our business, or both. There may be an increase in the scope of these matters or there may be additional lawsuits, claims, proceedings or investigations in the future, which could have a material adverse effect on our business, financial condition and results of operations. Adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers’ confidence and reduce long-term demand for our product candidates, even if the regulatory or legal action is unfounded or not material to our operations.

If we experience significant disruptions in our information technology systems, our business may be adversely affected.

We depend on our information technology systems for the efficient functioning of our business, including the manufacture, distribution and maintenance of our product candidates, as well as for accounting, data storage, compliance, purchasing and inventory management. Our information technology systems may be subject to computer viruses, ransomware or other malware, attacks by computer hackers, failures during the process of upgrading or replacing software, databases or components thereof, power outages, damage or interruption from fires or other natural disasters, hardware failures, telecommunication failures and user errors, among other malfunctions. We could be subject to an unintentional event that involves a third party gaining unauthorized access to our systems, which could disrupt our operations, corrupt our data or result in release of our confidential information. We address these data security concerns in more detail below. Technological interruptions would disrupt our operations, including our ability to timely ship and track product orders, project inventory requirements, manage our supply chain and otherwise adequately service our customers or disrupt our customers’ ability use our product candidates for treatments. In the event we experience significant disruptions, we may be unable to repair our systems in an efficient and timely manner. Accordingly, such events may disrupt or reduce the efficiency of our entire operation and have a material adverse effect on our business, financial condition and results of operations. Currently, we carry business interruption coverage to mitigate certain potential losses but this insurance is limited in amount, and we cannot be certain that such potential losses will not exceed our policy limits. We are increasingly dependent on complex information technology to manage our infrastructure. Our information systems require an ongoing commitment of significant resources to maintain, protect and enhance our existing systems. Failure to maintain or protect our information systems and data integrity effectively could have a material adverse effect on our business, financial condition and results of operations.

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If we experience security or data privacy breaches or other unauthorized or improper access to, use of, or destruction of our proprietary or confidential data, employee data or personal data, or if customers, patients and other partners are reluctant to use our devices because of concerns about the privacy or security of their data, we may face additional costs, loss of revenue, significant liabilities, harm to our brand, decreased use of our platform and business disruption.

In connection with various facets of our business, we may collect and use a variety of personal data, such as name, mailing address, email addresses, mobile phone number, location information and clinical trial information. Any failure to prevent or mitigate security breaches or improper access to, use of, or disclosure of our data or consumers’ personal data could result in significant liability under state, federal (e.g., HIPAA and the HITECH Act and international law (e.g., the European Union’s General Data Protection Regulation (“GDPR”)). Such an incident may also cause a material loss of revenue from the potential adverse impact to our reputation and brand, affect our ability to retain or attract new users and potentially disrupt our business. We may also rely on third-party service providers to host or otherwise process some of our data and that of users, and any failure by such third party to prevent or mitigate security breaches or improper access to or disclosure of such information could have similarly adverse consequences for us.

Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and often are not recognized until launched against a target, we and our service providers may be unable to anticipate these techniques or to implement adequate preventative measures. Our servers and platforms may be vulnerable to computer viruses or physical or electronic break-ins that our security measures may not detect. Individuals able to circumvent our security measures may misappropriate our confidential or proprietary information, disrupt our operations, damage our computers or otherwise damage our reputation and business. We may need to expend significant resources and make significant capital investment to protect against security breaches or to mitigate the impact of any such breaches. If we are unable to prevent or mitigate the impact of such security breaches, our ability to attract and retain new customers, patients and other partners could be harmed, and we could be exposed to litigation and governmental investigations, which could lead to a potential disruption to our business.

If we are unable to develop additional, high-quality manufacturing capacity, our growth may be limited and our business could be seriously harmed.

To be successful in the long-term, we will need to increase our manufacturing capacity to support continued demand for our product candidates. We may encounter difficulties in scaling up manufacturing of our product candidates, including problems related to product yields, quality control and assurance, component and service availability, dependable sources of supply, adequacy of internal control policies and procedures, ability to automate certain manufacturing processes and lack of skilled personnel.

If we cannot hire, train and retain enough experienced and capable scientific, technical, and manufacturing employees, we may not be able to manufacture sufficient quantities of our existing or future product candidates on time and at an acceptable cost, which could limit market acceptance of our product candidates or otherwise damage our business. In order to meet the expected demand for our Revivent System, we have continued to implement process improvements on the production line at our manufacturing facilities in Mansfield, MA to increase the output that we can produce at these facilities. We continue to work on initiatives to expand our Revivent System manufacturing capacity. We are also working with our existing suppliers and new suppliers to ensure we are able to have sufficient inventory as we increase our manufacturing capability to support growing demand. We are and will continue outsourcing certain sub-assembly production to third-party suppliers. We are also working on process improvements to allow us to manufacture our product candidates more efficiently as much of our manufacturing process is labor-dependent. If we are unable to implement these process improvements on a timely basis in order to meet customer demand, it could inhibit our future revenue growth.

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Each of our product candidates is currently manufactured utilizing a combination of in-house manufacturing and outsource manufacturing, and any significant disruption in production could impair our ability to deliver our product candidates.

We currently utilize a combination of in-house manufacturing and outsource manufacturing to assemble our Revivent System. In-house manufacturing occurs at a 1,200 square foot ISO 13485 certified facility in Mansfield, Massachusetts. Events such as fire, flood, loss of electricity or other disasters could prevent us from manufacturing our product candidates in compliance with applicable FDA and other regulatory requirements, including current Good Manufacturing Process (“cGMP”) and QSR, which could result in significant delays before we restore production or commence production at another site. These delays may result in lost sales. Our insurance may not be adequate to cover our losses resulting from disasters or other business interruptions. Any significant disruption in the manufacturing of our product candidates could seriously harm our business and results of operations.

If we cannot obtain FDA authorization to utilize product candidates manufactured from our cGMP manufacturing center on a timely basis or at all, we could experience supply constraints that could delay our clinical trials. Any disruption in the supply of our product candidates could result in delays in our clinical trials, which would materially adversely affect our business, financial condition, results of operations and growth prospects.

If we fail to identify, acquire and develop other product candidates, we may be unable to grow our business.

As a significant part of our growth strategy, we intend to develop and commercialize additional product candidates through our research and development program or by licensing or acquiring additional product candidates and technologies from third parties. The success of this strategy depends upon our ability to identify, select and acquire the right to product candidates and technologies on terms that are acceptable to us.

Any product we identify, license or acquire may require additional development efforts prior to commercial sale, including extensive clinical testing and approval or clearance by the FDA and applicable foreign regulatory authorities. All product candidates are prone to the risks of failure inherent in medical device product development, including the possibility that the product will not be shown to be sufficiently safe and effective for approval or clearance by regulatory authorities. In addition, there is a risk that any such product candidates that are approved or cleared will be manufactured or produced economically, successfully commercialized or widely accepted in the marketplace.

Proposing, negotiating and implementing an economically viable product or technology acquisition or license is a lengthy and complex process. Other companies, including those with substantially greater financial, marketing and sales resources, may compete with us for the acquisition or license of approved or cleared product candidates. We may not be able to acquire or license the rights to additional approved or cleared product candidates on terms that we find acceptable, or at all. If we are unable to develop suitable potential product candidates through internal research programs or by obtaining rights from third parties, it could have a material adverse effect on our business, financial condition and results of operations.

We may acquire other businesses which could require significant management attention, disrupt our business, dilute stockholder value and adversely affect our results of operations.

As part of our business strategy, we may in the future make acquisitions or investments in complementary companies, product candidates or technologies that we believe fit within our business model and can address the needs of our customers and potential customers. In the future, we may not be able to acquire and integrate other companies, product candidates or technologies in a successful manner. We may not be able to find suitable acquisition candidates, and we may not be able to complete such acquisitions on favorable terms, if at all. In addition, the pursuit of potential acquisitions may divert the attention of management and cause us to incur additional expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, including increases in revenue, and any acquisitions we complete could be viewed negatively by our customers, investors and industry analysts.

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Future acquisitions may reduce our cash available for operations and other uses and could result in amortization expense related to identifiable assets acquired. We may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could adversely affect our financial condition or the value of our common stock. The sale or issuance of equity to finance any such acquisitions would result in dilution to our stockholders. The incurrence of indebtedness to finance any such acquisition would result in fixed obligations and could also include covenants or other restrictions that could impede our ability to manage our operations. In addition, our future results of operations may be adversely affected by the dilutive effect of an acquisition, performance earn-outs or contingent bonuses associated with an acquisition. Furthermore, acquisitions may require large, one-time charges and can result in increased debt or contingent liabilities, adverse tax consequences, additional stock-based compensation expenses and the recording and subsequent amortization of amounts related to certain purchased intangible assets, any of which items could negatively affect our future results of operations. We may also incur goodwill impairment charges in the future if we do not realize the expected value of any such acquisitions.

Also, the anticipated benefit of any strategic alliance, joint venture or acquisition may not materialize, or such strategic alliance, joint venture or acquisition may be prohibited. Additionally, future acquisitions or dispositions could result in potentially dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities or amortization expenses or write-offs of goodwill, any of which could harm our financial condition. We cannot predict the number, timing or size of future joint ventures or acquisitions, or the effect that any such transactions might have on our operating results.

General economic conditions may adversely affect our business.

Adverse worldwide economic conditions may negatively impact our business. A significant change in the liquidity or financial condition of our customers could cause unfavorable trends in their purchases and also in our receivable collections, and additional allowances may be required, which could adversely affect our business, financial condition and results of operations. Adverse worldwide economic conditions, including tariff and trade wars, may also adversely impact our suppliers’ ability to provide us with materials and components, which could have a material adverse effect on our business, financial condition and results of operations.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.

Our operations could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or man-made disasters or business interruptions, for which we are predominantly self-insured. We rely on third-party manufacturers to produce our product candidates. Our ability to obtain clinical supplies of our product candidates could be disrupted if the operations of these suppliers were affected by a man-made or natural disaster or other business interruption. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses.

Risks Related to Our Intellectual Property and Technology

We will be required to comply with our obligations in our intellectual property licenses and other agreements with third parties.

If we fail to comply with our obligations in our intellectual property licenses and other agreements with third parties, we could lose license rights that are important to our business. We are not currently party to any intellectual property license agreement with any third parties, but we anticipate that in-licensing and co-development will be strategies that we utilize as we continue to pursue our growth strategy. We expect to enter into licenses and co-development and other agreements in the future, and we expect these agreements to impose, various diligences, milestone payment, royalty, insurance and other obligations on us. If we fail to comply with these obligations, the licensor may have the right to terminate the license, in which event we might not be able to market any product that is covered by the licensed patents.

We may need to resort to litigation to enforce or defend our intellectual property rights, including any patents issued to us. If a competitor or collaborator files a patent application claiming technology also invented by us, in order to protect our rights, we may have to participate in an expensive and time-consuming interference proceeding before the United States Patent and Trademark Office. We cannot guarantee that our product candidates will be free of claims by third parties alleging that we have infringed their intellectual property rights. Third parties may assert that we are employing their proprietary technologies without authorization and they may resort to litigation to attempt to enforce their rights. Third parties may have or obtain patents in the future and claim that the use of our technology or any of our product candidates infringes their patents. We may not be able to develop or commercialize combination product candidates because of patent protection others have. Our business will be harmed if we cannot obtain a necessary or desirable license, can obtain such a license only on terms we consider to be unattractive or unacceptable, or if we are unable to redesign our product candidates or processes to avoid actual or potential patent or other intellectual property infringement. Obtaining, protecting and defending patent and other intellectual property rights can be expensive and may require us to incur substantial costs, including the diversion of management and technical personnel. An unfavorable ruling in patent or intellectual property litigation could subject us to significant liabilities to third parties, require us to cease developing, manufacturing or selling the affected product candidates or using the affected processes, require us to license the disputed rights from third parties, or result in awards of substantial damages against us.

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There can be no assurance that we would prevail in any intellectual property infringement action, will be able to obtain a license to any third-party intellectual property on commercially reasonable terms, successfully develop non-infringing alternatives on a timely basis, or license non-infringing alternatives, if any exist, on commercially reasonable terms. Any significant intellectual property impediment to our ability to develop and commercialize our product candidates could seriously harm our business and prospects.

If we are unable to adequately protect our proprietary technology or obtain and maintain issued patents that are sufficient to protect our product candidates, product candidates, and methods others could compete against us more directly, which could harm our business, financial condition and results of operations.

Our intellectual property and proprietary rights are important to our ability to remain competitive and for the success of our product candidates and our business. Patent protection can be limited and not all intellectual property is or can be patented. Our commercial success may depend in part on our ability to obtain and maintain patents and other intellectual property rights in the United States and elsewhere, and protect our proprietary technologies. If we do not adequately protect our intellectual property and proprietary technologies, competitors may be able to use our technologies and erode or negate any competitive advantage we may have, which could harm our business and profitability.

We have filed patent applications for our product candidates and related intellectual property with the U.S. Patent and Trademark Office and in other jurisdictions. As of September 1, 2025, we have been granted over one hundred (100) patents including over 50 patents in the United States, and we have another 7 pending applications in various stages of review.

Our patents may not have, or our pending patent applications that mature into issued patents may not include, claims with a scope sufficient to protect our product candidates, product candidates, or methods. Other parties may have developed technologies that may be related or competitive to our product candidates, product candidates, and methods, may have filed or may file patent applications for those technologies, and may have received or may receive patents that overlap or conflict with our patents or patent applications, either by claiming the same product candidates or methods or by claiming subject matter that could dominate our patent position. The patentability of devices and methods in our technical field may involve complex legal and factual questions, and, therefore, the scope, validity and enforceability of any patent claims that we may obtain cannot be predicted with certainty.

Though an issued patent is presumed valid and enforceable, its issuance is not conclusive as to its validity or its enforceability. Patents may be challenged, deemed unenforceable, invalidated, circumvented, or found not infringed. Proceedings challenging our patents could result in either the loss or reduction in scope of one or more of the claims of the patent. Furthermore, an adverse decision in an interference proceeding or a derivation proceeding could result in a third party receiving the patent rights sought by us, which in turn could affect our ability to commercialize our technologies. Any successful challenge to our patents could deprive us of exclusive rights necessary for the successful commercialization of our product candidates and methods. In addition, defending such challenges may be costly.

Patents have a limited lifespan. In the United States, the natural expiration of a utility patent is generally 20 years after its effective filing date and the natural expiration of a design patent is generally 14 years after its issue date, unless the filing date occurred on or after May 13, 2015, in which case the natural expiration of a design patent is generally 15 years after its issue date. Further, if we encounter delays in our development efforts, the period of time during which we could market our product candidates and methods under patent protection would be reduced and, given the amount of time required for the development, testing and regulatory review of planned or future product candidates and methods, patents protecting such product candidates and methods might expire before or shortly after such product candidates and methods are commercialized. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing product candidates and methods similar or identical to ours.

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Furthermore, patents may not provide us with adequate proprietary protection or competitive advantages against competitors with similar product candidates. Competitors may be able to design around our patents. Other parties may develop and obtain patent protection for more effective technologies, designs or methods. The laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States, and we may encounter significant problems in protecting our proprietary rights in these countries. Competitors may export otherwise infringing product candidates to territories where we have patent protection but enforcement is not as strong as that in the United States. These product candidates may compete with our product candidates, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. If any of these developments were to occur, they each could have a negative impact on our business and competitive position.

Our ability to enforce our patent rights depends on our ability to detect infringement. It may be difficult to detect infringers who do not advertise the use of infringing product candidates, the practice of infringing methods, or the incorporation of infringing components in their product candidates. It may be difficult or impossible to obtain evidence of infringement in a competitor’s or potential competitor’s product, or infringing uses or sales by a customer of a competitor. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded if we were to prevail may not be commercially meaningful. In addition, third parties may attempt to commercialize competitive product candidates or methods in foreign countries where we do not have any patents or patent applications and/or where legal recourse may be limited. This may have a significant commercial impact on our foreign business operations.

In addition, proceedings to enforce or defend our patents could put our patents at risk of being invalidated, held unenforceable or interpreted narrowly. Such proceedings could also provoke third parties to assert claims against us, including that some or all of the claims in one or more of our patents are invalid or otherwise unenforceable. If any of our patents covering our product candidates, product candidates, or methods are invalidated or found unenforceable, our financial position and results of operations could be negatively impacted. In addition, if a court finds that valid, enforceable patents held by third parties cover one or more of our product candidates, product candidates, or methods, our financial position and results of operations could be harmed.

We rely upon unpatented trade secrets, unpatented know-how and continuing technological innovation to develop and maintain our competitive position, which we may seek to protect, in part, by entering into confidentiality agreements with our employees, suppliers, vendors, collaborators, and/or consultants. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or trade secrets by consultants, suppliers, vendors, former employees and current employees. If parties to any such agreements breach or violate the terms of any such agreements, we may not have adequate remedies for the breach or violation, and we could lose our trade secrets through the breach or violation. Also, it is possible that technology relevant to our business will be independently developed by a person that is not a party to such an agreement. Further, our trade secrets could otherwise become known or be independently discovered by our competitors, which could diminish the value and competitive worth of those trade secrets.

If we fail to comply with our obligations in the agreements under which we may license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose rights that are important to our business.

We have licensed and may enter into or may be required to enter into intellectual property license agreements that are important to our business. These license agreements may impose various diligence, milestone, payment, royalty and other obligations on us. For example, we may enter into exclusive license agreements with various universities and research institutions, we may be required to use commercially reasonable efforts to engage in various development and commercialization activities with respect to licensed product candidates, and may need to satisfy specified milestone and royalty payment obligations. If we fail to comply with any obligations under our agreements with any of these licensors, we may be subject to termination of the license agreement in whole or in part, increased financial obligations to our licensors or loss of exclusivity in a particular field or territory, in which case our ability to develop or commercialize product candidates covered by the license agreement will be impaired.

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In addition, disputes may arise regarding intellectual property subject to a license agreement, including:

●	the scope of rights granted under the license agreement and other interpretation-related issues;

●	the extent to which our processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

●	our diligence obligations under the license agreement and what activities satisfy those obligations;

●	if a third-party expresses interest in an area under a license that we are not pursuing, under the terms of certain of our license agreements, we may be required to sublicense rights in that area to the third party, and that sublicense could harm our business; and

●	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us.

Disputes over intellectual property that we have licensed may prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, and we may be unable to successfully develop and commercialize our product candidates.

Obtaining and maintaining our patent protection is a complex process that requires compliance with various procedures, documentation requirements, fee payments and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The patent prosecution process is expensive, time-consuming and complex, and we may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output in time to obtain patent protection. Also, filing, prosecuting and defending patents on our product candidates in all countries throughout the world would be prohibitively expensive. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing product candidates made using our inventions in and into the United States or other jurisdictions.

There can be no guarantee that any patents will issue from our pending patent applications or future patent applications that we file, if any, and there can be no guarantee that any issued patents will adequately protect our intellectual property. We cannot be certain that we were the first to make the inventions claimed in any of our patents or pending patent applications, or that we were the first to file for patent protection for such inventions. Defects of form in the preparation or filing of our patents or patent applications may exist, or may arise in the future, for example, with respect to proper priority claims, inventorship and the like. If there are material defects in the form, preparation or prosecution of our patents or patent applications, such patents or applications may be invalid and unenforceable. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

The legal standards relating to the validity, enforceability and scope of protection of patent and other intellectual property rights are complex and often uncertain, and are subject to change that can affect the validity of patents issued under previous legal standards. The U.S. Patent and Trademark Office, or USPTO, and various foreign governmental patent agencies further require compliance with a number of procedural, documentary, fee payments (e.g., maintenance and annuity fee payments), and other provisions during the patent procurement process as well as over the life span of an issued patent. Noncompliance can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market or compete more directly at an earlier time than would otherwise have been the case.

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We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights and we may be unable to protect our rights to, or use of, our technology.

Our commercial success depends in part on our ability to operate without infringing the intellectual property and proprietary rights of third parties. Our business, product candidates, and methods could infringe the patents or other intellectual property rights of third parties. Our competitors may seek, or may already have obtained, patents that will limit, interfere with, or eliminate our ability to make, use, sell, offer to sell, and license our product candidates and technologies either in the United States or in international markets. It may be difficult or impossible to identify, prior to receipt of notice from a third party, the patents, trade secrets, or other intellectual property rights of a third party, either in the United States or in foreign jurisdictions, that relate to our business, product candidates, and methods. We have not conducted an extensive search of patents issued or assigned to other parties, including our competitors, and no assurance can be given that patents containing claims covering our product candidates, parts of our product candidates, technology or methods do not exist, have not been filed or could not be filed or issued. In addition, because patent applications can take many years to issue and because publication schedules for pending applications vary by jurisdiction, there may be applications now pending of which we are unaware and which may result in issued patents which our current or future product candidates infringe. Also, because the claims of published patent applications can change between publication and patent grant, there may be published patent applications that may ultimately issue with claims that we infringe.

Our industry is characterized by frequent and extensive litigation regarding patents and other intellectual property rights. Many companies in our industry with substantially greater resources than us have employed intellectual property litigation as a way to gain a competitive advantage. We may become involved in litigations, interference proceedings, derivation proceedings, inter partes review proceedings, oppositions, reexaminations, protests or other potentially adverse intellectual property proceedings as a result of alleged infringement by us of the rights of others, or as a result of priority of invention disputes or ownership disputes with third parties, either in the United States or internationally. In those proceedings, Third parties may challenge the validity and enforceability of any of our issued patents, and whether we own those patents. Even if we believe such claims are without merit, there is no assurance that a court would find in our favor on questions of infringement, validity, enforceability or priority. A court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed by our product candidates. In order to successfully challenge the validity of any such U.S. patent in federal court, we would need to overcome a presumption of validity. As this burden is a high one requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. If we are found to infringe third-party patents, and we are unsuccessful in demonstrating that such patents are invalid or unenforceable, such third parties may be able to block our ability to commercialize the applicable product candidates or technology unless we obtain a license under the applicable patents, or until such patents expire or are finally determined to be held invalid or unenforceable. Such a license may not be available on commercially reasonable terms, or at all. Even if we are able to obtain a license, the license would likely obligate us to pay significant license fees and/or royalties, and the rights granted to us might be non-exclusive, which could result in our competitors gaining access to the same technology. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, or at all, we may be unable to commercialize our product candidates, or such commercialization efforts may be significantly delayed, which could in turn significantly harm our business.

Claims against us relating to the infringement of third-party proprietary rights or proprietary determinations, even if not meritorious, could result in costly litigation, lengthy governmental proceedings, diversion of our management’s attention and resources, or entrance into royalty or license agreements that are not advantageous to us. In any of these circumstances, we may need to spend significant amounts of money, time and effort defending our position. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations. Even if we are successful in these proceedings, we may incur substantial costs and divert management time and attention in pursuing these proceedings, which could have a material and adverse effect on us. If we are unable to avoid infringing the intellectual property rights of others, we may be required to seek a license, defend an infringement action, challenge the validity of intellectual property in court, redesign our product candidates, product candidates, or methods, or cease production of our product candidates altogether.

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Competitors may also infringe our patents. If we file an infringement proceeding to enforce one or more of our patents, a court may decide that patents owned by us are invalid or unenforceable, or may refuse to enjoin the other party from using the technology at issue on the grounds that our patents do not cover such technology. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our management and other personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on our common stock price. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Any of the foregoing could have a material adverse effect on our business, financial condition or results of operations.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our trademarks or trade names may be challenged, infringed, circumvented, declared generic or determined to be violating or infringing other marks. We may not be able to protect our rights to these trademarks and trade names to build name recognition among potential partners and customers in our markets of interest. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement or dilution claims brought by owners of other trademarks. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names or other intellectual property may be ineffective, could result in substantial costs and diversion of resources and could adversely affect our business, financial condition and results of operations.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example, in addition to the factors discussed above:

●	others may be able to make product candidates that are similar to our product candidates or utilize similar technology but that are not covered by the claims of our patents or that incorporate certain technology in our product candidates that is in the public domain;

●	we, or our future licensors or collaborators, might not have been the first to make the inventions covered by the applicable issued patent or pending patent application that we own now or may own or license in the future;

●	we, or our future licensors or collaborators, might not have been the first to file patent applications covering certain of our or their inventions;

●	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

●	our competitors or other third parties might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive product candidates for sale in our major commercial markets;

●	we may not develop additional proprietary technologies that are patentable; and

●	we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

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Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Regulatory Approval and Other Governmental Regulations

Our business and product candidates are subject to extensive governmental regulation and oversight, and our failure to comply with applicable regulatory requirements could harm our business.

Our product candidates and operations are subject to extensive regulation in the United States by the FDA and by regulatory agencies in other countries where we anticipate conducting business activities. The FDA in the U.S., and regulatory agencies in other jurisdictions regulate the development, testing, manufacturing, labeling, storage, record-keeping, promotion, marketing, sales, distribution and post-market support and reporting of medical devices. The regulations to which we are subject are complex and may become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated sales.

In order to conduct a clinical investigation involving human subjects to demonstrate the safety and effectiveness of a medical device, a company must first apply for and obtain FDA approval of an IDE application if the study involves a “significant risk” (as defined by the FDA) to human health. Our product candidates are considered significant risk devices, requiring an IDE prior to investigational use. With an IDE, which we received in November 2024 for the Revivent clinical trial, we can start the process of obtaining Institutional Review Board (“IRB”) approvals at clinical sites before initiating studies at these sites. Despite securing an IDE, we may encounter challenges in obtaining IRB approvals or conducting studies that fully comply with the IDE and other regulations governing clinical investigations. Additionally, the data from any such trials may not support clearance or approval of the investigational device. Failure to obtain necessary approvals or comply with regulatory requirements could have a material adverse effect on our business, financial condition and results of operations. Furthermore, uncertainty remains as to whether clinical trials will meet desired endpoints, produce meaningful or useful data, be free of unexpected adverse effects, or whether the FDA will accept the validity of foreign clinical study data, if applicable. Such uncertainty could preclude or delay market clearance or authorizations, resulting in significant financial costs and reduced revenue.

In the case of the Revivent System, an IDE was initially approved in 2016 for the ALIVE study and a second IDE was approved in November 2024 for the RELIVE Study.

Our product candidates may be subject to extensive governmental regulation in foreign jurisdictions, such as the European Economic Area (EEA), and our failure to comply with applicable requirements could cause our business, results of operations and financial condition to suffer.

In the EEA, our product candidates will need to comply with the Essential Requirements set forth in Medical Device Directives (MDD) (Directive 93/42/EEC) and/or Medical Device Regulation (MDR). Compliance with these requirements is a prerequisite to be able to affix a CE mark to a product, without which a product cannot be marketed or sold in the EEA. To demonstrate compliance with the Essential Requirements and obtain the right to affix the CE mark to our product candidates, we must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. The conformity assessment procedure requires the involvement of a Notified Body, which is an organization designated by a competent authority of an EEA country to conduct conformity assessments. The Notified Body would audit and examine the Technical File and the quality system for the manufacture, design and final inspection of our product candidates. The Notified Body issues a CE Certificate of Conformity following successful completion of a conformity assessment procedure and quality management system audit conducted in relation to the medical device and its manufacturer and their conformity with the Essential Requirements. This Certificate entitles the manufacturer to affix the CE mark to its medical product candidates after having prepared and signed a related EC Declaration of Conformity.

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As a general rule, demonstration of conformity of medical product candidates and their manufacturers with the Essential Requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the product candidates during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use and that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device (e.g., product labeling and instructions for use) are supported by suitable evidence. This assessment must be based on clinical data, which can be obtained from (1) clinical studies conducted on the devices being assessed, (2) scientific literature from similar devices whose equivalence with the assessed device can be demonstrated or (3) both clinical studies and scientific literature. However, the pre-approval and post-market clinical requirements are much more rigorous. The conduct of clinical studies in the EEA is governed by detailed regulatory obligations. These may include the requirement of prior authorization by the competent authorities of the country in which the study takes place and the requirement to obtain a positive opinion from a competent Ethics Committee. This process can be expensive and time-consuming.

The FDA regulatory approval, clearance and license process is complex, time-consuming and unpredictable.

In the United States, our product candidates are regulated as medical devices. Before our medical device product candidates may be marketed in the United States, we must submit, and the FDA must approve a PMA. For the PMA approval process, the FDA must determine that a proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, pre-clinical, clinical trial, manufacturing and labeling data. In addition, modifications to product candidates that are approved through a PMA generally require FDA approval. The time required to obtain approval, clearance or license by the FDA to market a new therapy is unpredictable but typically takes years and depends upon many factors, including the substantial discretion of the FDA. This timeline may be further extended as a result of the recent reduction in workforce that has taken place within the federal government, including at the FDA.

Our product candidates could fail to receive regulatory approval, clearance or license for many reasons, including the following:

●	the FDA may disagree with the design or implementation of our clinical trials or study endpoints;

●	we may be unable to demonstrate to the satisfaction of the FDA that our product candidates are safe and effective for their proposed indications or that our product candidates provide significant clinical benefits;

●	the results of our clinical trials may not meet the level of statistical significance required by the FDA for approval, clearance or license or may not support approval of a label that could command a price sufficient for us to be profitable;

●	the FDA may disagree with our interpretation of data from preclinical studies or clinical trials;

●	the opportunity for bias in the clinical trials as a result of the open-label design may not be adequately handled and may cause our trial to fail;

●	our product candidates may be subject to an FDA advisory committee review, which may be requested at the sole discretion of the FDA, and which may result in unexpected delays or hurdles to approval;

●	the FDA may determine that the manufacturing processes at our facilities or facilities of third-party manufacturers with which we contract for clinical and commercial supplies are inadequate;

●	the FDA may determine we cannot continue our clinical trials due to adverse patient reactions including patient deaths for reasons unrelated to our product candidates; and

●	the approval, clearance or license policies or regulations of the FDA may significantly change in a manner rendering our clinical data insufficient for approval.

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Even if we were to obtain approval, clearance or license, the FDA may grant approval, clearance or license contingent on the performance of costly post-marketing clinical trials or may approve our product candidates with a label that does not include the labeling claims necessary or desirable for successful commercialization of our product candidates. Any of the above could materially harm our product candidates’ commercial prospects.

Even if our product candidates are approved by regulatory authorities, if we fail to comply with ongoing regulatory requirements, or if we experience unanticipated problems with our product candidates, our product candidates could be subject to restrictions or withdrawal from the market.

The manufacturing processes, post-approval clinical data and promotional activities of any product candidate for which we obtain marketing approval are subject to continual review and periodic inspections by the FDA and other regulatory bodies. Even if regulatory approval of our product candidates is granted in the United States or elsewhere, the approval may be subject to limitations on the indicated uses for which the product candidates may be marketed or contain requirements for costly post-marketing testing and surveillance to monitor the safety or effectiveness of the product. Later discovery of previously unknown and unanticipated problems with our product candidates, including but not limited to unanticipated severity or frequency of adverse events, delays or problems with the manufacturer or manufacturing processes, or failure to comply with regulatory requirements, may result in restrictions on such product candidates or manufacturing processes, withdrawal of the product candidates from the market, voluntary or mandatory recall, fines, suspension of regulatory approvals, product seizures, injunctions or the imposition of civil or criminal penalties.

The RELIVE Trial may not demonstrate sufficient efficacy to support regulatory approval.

Our RELIVE pivotal trial is designed to evaluate the safety and efficacy of the Revivent System for patients with ischemic heart failure, which would ultimately be determined by the FDA. While RELIVE incorporates what we believe to be appropriate refinements informed by prior clinical experience (which did not achieve in full the desired results due to certain trial design issues described in the “Business—Overview” section of this prospectus ), there is no assurance the current trial design and related protocols will produce favorable efficacy results, including meeting its efficacy endpoints. If the RELIVE trial fails to meet its efficacy objectives or otherwise does not yield data sufficient to support premarket approval by the FDA or other regulators, our ability to commercialize the Revivent System will be significantly impaired, which would materially and adversely affect our business, financial condition, and prospects and could lead to the failure of our company.

While Breakthrough Therapy Designation allows for increased interaction with FDA reviewers and prioritized submission review, it does not guarantee product approval, faster approval, or commercial success.

In November 2019, the Revivent System received Breakthrough Therapy Designation from the FDA for the “treatment of heart failure symptoms in patients with left ventricular dilation due to a left ventricular aneurysm or scar.” BTD is intended to expedite the development and regulatory review of devices that provide more effective treatment or diagnosis of life-threatening or irreversibly debilitating conditions. The designation allows for increased interaction with FDA reviewers and prioritized review of submissions. However, BTD does not guarantee product approval, faster approval, or commercial success. The Revivent System remains subject to extensive FDA regulatory requirements, including but not limited to, PMA, manufacturing quality systems, labeling and post-market surveillance. Medical devices may only be marketed for indications approved by the FDA, and we must comply with the FDA’s Quality System Regulation, which governs manufacturing, testing, labeling, and documentation processes.

We are required to report certain malfunctions, deaths and serious injuries associated with our product candidates once approved by regulatory bodies, which can result in voluntary corrective actions or agency enforcement actions.

All manufacturers marketing medical devices in the EEA are legally bound to report incidents involving devices they produce or sell to the regulatory agency, or competent authority, in whose jurisdiction the incident occurred. Under the EU MDD, an incident is defined as any malfunction or deterioration in the characteristics and/or performance of a device, as well as any inadequacy in the labeling or the instructions for use which, directly or indirectly, might lead to or might have led to the death of a patient, or user or of other persons or to a serious deterioration in their state of health. In addition, under the EU MDR, the manufacturers are obligated to publish Periodic Safety Update Report (annually for high risk devices) which will be uploaded to European Database on Medical Devices (EUDAMED) and require conformity assessment by Notified Bodies.

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Malfunction or misuse of our product candidates could result in future voluntary corrective actions, such as recalls, including corrections (e.g., customer notifications), or agency action, such as inspection or enforcement actions. If malfunctions or misuse do occur, we may be unable to correct the malfunctions adequately or prevent further malfunctions or misuse, in which case we may need to cease manufacture and distribution of the affected product candidates, initiate voluntary recalls, and redesign the product candidates or the instructions for use for those product candidates. Regulatory authorities may also take actions against us, such as ordering recalls, imposing fines, or seizing the affected product candidates. Any corrective action, whether voluntary or involuntary, will require the dedication of our time and capital, may distract management from operating our business, and may harm our business, results of operations and financial condition.

Legislative or regulatory reforms in the United States or the EU may make it more difficult and costly for us to obtain regulatory clearances or approvals for product candidates or to manufacture, market or distribute product candidates after clearance or approval is obtained.

From time to time, legislation is drafted and introduced in the U.S. Congress that could significantly change the statutory provisions governing the regulation of medical devices or the reimbursement thereof. In addition, the FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our product candidates. Any new statutes, regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of any future product candidates or make it more difficult to manufacture, market or distribute our product candidates or future product candidates. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require:

●	additional testing prior to obtaining clearance or approval;

●	changes to manufacturing methods;

●	recall, replacement or discontinuance of our systems or future product candidates; or

●	additional record keeping.

Any of these changes could require substantial time and cost and could harm our business and our financial results.

The highly publicized PIP scandal (use of non-medical grade silicone in breast implants) in 2010 led to publishing the first version of EU Medical Device Regulation (MDR) by European Commission in 2012. After 347 amendments by European Parliament in 2014, followed by various versions, the final version of the new EU Medical Device Regulation (MDR 2017/745) was published on May 5, 2017. Notified Bodies are currently not accepting any new CE Mark applications under MDD (Medical Device Directives). All new medical devices, including ours, must undergo assessment under MDR.

The changes from EU Medical Device Directives (MDD) to Medical Device Regulation (MDR) are significant, with stricter clinical requirements and post-market surveillance, shift from pre-approval to Life-cycle approach, centralized EUDAMED database for public transparency (e.g. Periodic Safety Update Reports) and device registration, more device specific requirements (e.g. Common Specifications), legal liability for defective devices, etc. The QMS audit under MDR will be much more rigorous, including audits and assessment of suppliers and device testing.

Further, under either the FDA’s Medical Device Reporting or MDR regulations, we are required to report to the FDA any incident in which our product candidates may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury. Any adverse event involving our product candidates could result in future voluntary corrective actions, such as product actions or customer notifications, or regulatory authority actions, such as inspection, mandatory recall or other enforcement action. Repeated product malfunctions may result in a voluntary or involuntary product recall, which could divert managerial and financial resources, impair our ability to manufacture our product candidates in a cost-effective and timely manner and have an adverse effect on our reputation, financial condition and operating results.

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Moreover, depending on the corrective action we take to redress a product’s deficiencies or defects, the FDA may require us, or we may decide that we will need, to obtain new approvals or clearances for the device before we may market or distribute the corrected device. Seeking such approvals or clearances may delay our ability to replace the recalled devices in a timely manner. Moreover, if we do not adequately address problems associated with our product candidates, we may face additional regulatory enforcement action, including FDA warning letters, product seizure, injunctions, administrative penalties, withdrawals or clearances or approvals or civil or criminal fines. We may also be required to bear other costs or take other actions that may have a negative impact on our sales as well as face significant adverse publicity or regulatory consequences, which could harm our business, including our ability to market our product candidates in the future.

We are subject to federal, state and foreign healthcare laws and regulations, and a finding of failure to comply with such laws and regulations could have a material and adverse effect on our business.

Our operations are, and will continue to be, directly and indirectly affected by various federal, state or foreign healthcare laws, including, but not limited to, those described below. These laws include:

●	the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs, such as the Medicare and Medicaid programs. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act. Violations of the federal Anti-kickback Statute may result in substantial civil or criminal penalties, including criminal fines of up to $100,000, imprisonment of up to ten years, civil penalties under the Civil Monetary Penalties Law of up to $50,000 for each violation, plus three times the remuneration involved, civil penalties under the federal False Claims Act of up to $11,000 for each claim submitted, plus three times the amounts paid for such claims and exclusion from participation in the Medicare and Medicaid programs;

●	the federal False Claims Act, which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other federal third-party payors that are false or fraudulent. Suits filed under the False Claims Act, known as “qui tam” actions, can be brought by any individual on behalf of the government and such individuals, commonly known as “whistleblowers,” may share in any amounts paid by the entity to the government in fines or settlement. When an entity is determined to have violated the False Claims Act, the government may impose penalties of not less than $5,500 and not more than $11,000, plus three times the amount of the damages that the government sustains due to the submission of a false claim and exclude the entity from participation in Medicare, Medicaid and other federal healthcare programs;

●	the federal Civil Monetary Penalties Law, which prohibits, among other things, offering or transferring remuneration to a federal healthcare beneficiary that a person knows or should know is likely to influence the beneficiary’s decision to order or receive items or services reimbursable by the government from a particular provider or supplier;

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●	HIPAA, as amended by the HITECH Act, and their respective implementing regulations, which governs the conduct of certain electronic healthcare transactions and protects the security and privacy of protected health information. Failure to comply with the HIPAA privacy and security standards can result in civil monetary penalties up to $50,000 per violation, not to exceed $1.5 million per calendar year for non-compliance of an identical provision, and, in certain circumstances, criminal penalties with fines up to $250,000 per violation and/or imprisonment. State attorneys general can bring a civil action to enjoin a HIPAA violation or to obtain statutory damages up to $25,000 per violation on behalf of residents of his or her state. HIPAA also imposes criminal penalties for fraud against any healthcare benefit program and for obtaining money or property from a healthcare benefit program through false pretenses and provides for broad prosecutorial subpoena authority and authorizes certain property forfeiture upon conviction of a federal healthcare offense. Significantly, the HIPAA provisions apply not only to federal programs, but also to private health benefit programs. HIPAA also broadened the authority of the U.S. Office of Inspector General of the U.S. Department of Health and Human Services to exclude participants from federal healthcare programs;

●	the federal physician sunshine requirements under the Patient Protection and Affordable Care Act, or PPACA, which requires certain manufacturers of drugs, devices, biologics and medical supplies to report annually to the U.S. Department of Health and Human Services information related to payments and other transfers of value to physicians, which is defined broadly to include other healthcare providers and teaching hospitals and ownership and investment interests held by physicians and their immediate family members. Manufacturers are required to submit reports by the 90th day of each calendar year. Failure to submit the required information may result in civil monetary penalties up to an aggregate of $150,000 per year (and up to an aggregate of $1 million per year for “knowing failures”) for all payments, transfers of value or ownership or investment interests not reported in an annual submission, and may result in liability under other federal laws or regulations; and

●	analogous state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third- party payor, including commercial insurers; state laws that require device companies to comply with the industry’s voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require device manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Any failure by us to ensure that our employees and agents comply with applicable state and foreign laws and regulations could result in substantial penalties or restrictions on our ability to conduct business in those jurisdictions, and our results of operations and financial condition could be materially and adversely affected.

The risk of our being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available under such laws, it is possible that some of our business activities, including our relationships with heart failure specialists, surgeons, and other healthcare providers, some of whom recommend, purchase and/or prescribe our product candidates, and our distributors, could be subject to challenge under one or more of such laws.

If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us now or in the future, we may be subject to penalties, including civil and criminal penalties, damages, fines, disgorgement, exclusion from governmental health care programs and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our financial results. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business.

Inadequate funding for the FDA and other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new product candidates and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new product candidates can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory and policy changes, including changes to the FDA’s priorities or processes. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for our product candidates or product candidates to be reviewed or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, the U.S. federal government has shut down several times and certain regulatory agencies, such as the FDA have had to furlough critical employees and stop critical activities. If a prolonged government shutdown occurs, or if the FDA is otherwise hindered by inadequate funding, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, in our operations as a newly public company, future government shutdowns or similar funding issues could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

Our relationships with physician consultants, owners and investors could be subject to additional scrutiny from regulatory enforcement authorities and could subject us to possible administrative, civil or criminal sanctions.

Federal and state laws and regulations impose restrictions on our relationships with physicians who are consultants, owners and investors. We may enter into consulting agreements, license agreements and other agreements with physicians in which we provide cash as compensation. We have or may have other written and oral arrangements with physicians, including for research and development grants and for other purposes.

We could be adversely affected if regulatory agencies were to interpret our financial relationships with these physicians, who may be in a position to influence the ordering of and use of our product candidates for which governmental reimbursement may be available, as being in violation of applicable laws. If our relationships with physicians are found to be in violation of the laws and regulations that apply to us, we may be required to restructure the arrangements and could be subject to administrative, civil and criminal penalties, including exclusion from participation in government healthcare programs, imprisonment, and the curtailment or restructuring of our operations, any of which could negatively impact our ability to operate our business and our results of operations.

Our company and many of our collaborators and potential collaborators may be required to comply with the Federal Health Insurance Portability and Accountability Act of 1996, the Health Information Technology for Economic and Clinical Health Act and implementing regulations affecting the transmission, security and privacy of health information, and failure to comply could result in significant penalties and reputational harm.

Numerous federal and state laws and regulations, including HIPAA and the HITECH Act, govern the collection, dissemination, security, use and confidentiality of health information that identifies specific patients. HIPAA and the HITECH Act require our surgeon and hospital customers and potential customers to comply with certain standards for the use and disclosure of health information within their companies and with third parties. The Privacy Standards and Security Standards under HIPAA establish a set of standards for the protection of individually identifiable health information by health plans, health care clearinghouses and certain health care providers, referred to as Covered Entities, and the business associates with whom Covered Entities enter into service relationships pursuant to which individually identifiable health information may be exchanged. Notably, whereas HIPAA previously directly regulated only these Covered Entities, the HITECH Act makes certain of HIPAA’s privacy and security standards also directly applicable to Covered Entities’ business associates. As a result, both Covered Entities and business associates are subject to significant civil and criminal penalties for failure to comply with Privacy Standards and Security Standards.

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HIPAA requires Covered Entities (like many of our customers and potential customers) and their business associates to develop and maintain policies and procedures with respect to protected health information that is used or disclosed, including the adoption of administrative, physical and technical safeguards to protect such information. The HITECH Act expands the notification requirement for breaches of patient-identifiable health information, restricts certain disclosures and sales of patient-identifiable health information and provides for civil monetary penalties for HIPAA violations. The HITECH Act also increased the civil and criminal penalties that may be imposed against Covered Entities and business associates and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney fees and costs associated with pursuing federal civil actions. Additionally, certain states have adopted comparable privacy and security laws and regulations, some of which may be more stringent than HIPAA. While we are not directly subject to HIPAA as a Covered Entity or business associate, we may be required to comply with HIPAA requirements in connection with the conduct of our clinical trials.

Any new legislation or regulation in the area of privacy and security of personal information, including personal health information, could also adversely affect our business operations. If we do not comply with existing or new applicable federal or state laws and regulations related to patient health information, we could be subject to criminal or civil sanctions and any resulting liability could adversely affect our financial condition.

In addition, countries around the world have passed or are considering legislation that would impose data breach notification requirements and/or require that companies adopt specific data security requirements. If we experience a data breach that triggers one or more of these laws, we may be subject to breach notification obligations, civil liability and litigation, all of which could also generate negative publicity and have a negative impact on our business.

We are currently, and in the future may be, subject to various governmental regulations related to the manufacturing of product candidates and their components, and we may incur significant expenses to comply with, experience delays in our product commercialization as a result of and be subject to material sanctions if we or our contract manufacturers violate these regulations.

Our manufacturing processes and facility are required to comply with the FDA’s QSR, which covers the procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage, and shipping of product candidates. Although we believe we are compliant with the QSRs, the FDA enforces the QSR through periodic announced or unannounced inspections of manufacturing facilities. We anticipate in the future being subject to such inspections, as well as to inspections by other federal and state regulatory agencies. Once we receive FDA regulatory clearance or approval, we are required to register our manufacturing facility with the FDA and list all devices that are manufactured. We also operate our facility in Massachusetts as an International Organization for Standardization, or ISO, 13485 certified facility and annual audits are required to maintain that certification. The resuppliers of our components are also required to comply with the QSR and are subject to inspections. We have limited ability to ensure that any such third-party manufacturers will take the necessary steps to comply with applicable regulations, which could cause delays in the delivery of our product candidates. Failure to comply with applicable FDA requirements, or later discovery of previously unknown problems with our product candidates or manufacturing processes, including our failure or the failure of one of our third-party manufacturers to take satisfactory corrective action in response to an adverse QSR inspection, can result in, among other things:

●	administrative or judicially imposed sanctions;

●	injunctions or the imposition of civil penalties;

●	recall or seizure of our product candidates;

●	total or partial suspension of production or distribution;

●	the FDA’s refusal to grant future clearance or pre-market approval for our product candidates;

●	withdrawal or suspension of marketing clearances or approvals;

●	clinical holds;

●	warning letters;

●	refusal to permit the import or export of our product candidates; and

●	criminal prosecution of us or our employees.

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Any of these actions, in combination or alone, could prevent us from marketing, distributing, or selling our product candidates and would likely harm our business. In addition, a product defect or regulatory violation could lead to a government-mandated or voluntary recall by us. Regulatory agencies in other countries have similar authority to recall devices because of material deficiencies or defects in design or manufacture that could endanger health. Any recall would divert management attention and financial resources, could expose us to product liability or other claims, including contractual claims from parties to whom we sold product candidates and harm our reputation with customers. A recall involving any of our product candidates would be particularly harmful to our business and financial results and, even if we remedied a particular problem, would have a lasting negative effect on our reputation and demand for our product candidates.

While Breakthrough Therapy Designation allows for increased interaction with FDA reviewers and prioritized submission review, it does not guarantee product approval, faster approval, or commercial success.

The FDA may grant BTD to medical devices that provide more effective treatment or diagnosis of life-threatening or irreversibly debilitating conditions. In July 2022, the Revivent TC System received BTD for the treatment of heart failure patients with left ventricular scar. This designation is intended to expedite development and regulatory review while maintaining the FDA’s statutory standards for premarket approval, 510(k) clearance, or De Novo classification.

While BTD allows for increased interaction with FDA reviewers and prioritized submission review, it does not guarantee product approval, faster approval, or commercial success. The Revivent System remains subject to extensive regulatory requirements, including but not limited to premarket approval, manufacturing quality systems, labeling, and post-market surveillance. Medical devices may only be marketed for uses approved by the FDA, and we must comply with the FDA’s QSR, covering manufacturing, testing, labeling, and documentation processes.

Our manufacturing facilities and those of our suppliers are subject to periodic FDA inspections, which may be unannounced. Any failure to comply with applicable regulations could delay approval, limit commercialization, or lead to enforcement actions that could materially impact our business.

Risks Related to Our Securities and this Offering

No active trading market for our common stock currently exists, and an active trading market may not develop or be sustained following this offering.

Prior to this offering, there has not been an active trading market for our common stock. If an active trading market for our common stock does not develop following this offering, you may not be able to sell your shares quickly or at the market price. Our ability to raise capital to continue to fund operations by selling shares of our common stock and our ability to acquire other companies or technologies by using shares of our common stock as consideration may also be impaired. The initial public offering price of our common stock will be determined by negotiations between us and the underwriters and may not be indicative of the market prices of our common stock that will prevail in the trading market.

The trading price of our common stock may be volatile, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for shares of our common stock. The initial public offering price of our common stock will be determined through negotiations between us and the underwriters. This price does not necessarily reflect the price at which investors in the market will be willing to buy and sell shares of our common stock following this offering. In addition, the trading price of our common stock following this offering is likely to be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our common stock as you might be unable to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the trading price of our common stock include the following:

●	price and volume fluctuations in the overall stock market from time to time;

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●	volatility in the trading prices and trading volumes of transportation stocks;

●	changes in operating performance and stock market valuations of other transportation companies generally, or those in our industry in particular;

●	sales of shares of our common stock by us or our stockholders;

●	failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	the financial projections we may provide to the public, any changes in those projections, or our failure to meet those projections;

●	announcements by us or our competitors of new product candidates, features, or services;

●	the public’s reaction to our press releases, other public announcements and filings with the SEC;

●	rumors and market speculation involving us or other companies in our industry;

●	actual or anticipated changes in our results of operations or fluctuations in our results of operations;

●	actual or anticipated developments in our business, our competitors’ businesses or the competitive landscape generally;

●	litigation involving us, our industry, or both, or investigations by regulators into our operations or those of our competitors;

●	developments or disputes concerning our intellectual property or other proprietary rights;

●	announced or completed acquisitions of businesses, product candidates, services or technologies by us or our competitors;

●	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

●	changes in accounting standards, policies, guidelines, interpretations or principles;

●	any significant change in our management; and

●	general economic conditions and slow or negative growth of our markets.

In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of listed companies. Broad market and industry factors may significantly affect the market price of our common stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our common stock shortly following this offering. If the market price of shares of our common stock after this offering does not ever exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

In addition, in the past, following periods of volatility in the overall market and in the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

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Certain recent initial public offerings of companies with public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our common stock.

In addition to the risks addressed above in “Risks Relating to Our Securities and this Offering — The trading price of our common stock may be volatile, and you could lose all or part of your investment,” our common stock may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Recently, companies with comparable public floats and initial public offering sizes have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective company’s underlying performance. Although the specific cause of such volatility is unclear, our anticipated public float may amplify the impact the actions taken by a few stockholders have on the price of our common stock, which may cause the price of our common stock to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Should our common stock experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our common stock. In addition, investors of shares of our common stock may experience losses, which may be material, if the price of our common stock declines after this offering or if such investors purchase shares of our common stock prior to any price decline.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

Future sales of our common stock or securities convertible, exchangeable or exercisable into our common stock may depress our stock price.

Sales of a substantial number of shares of our common stock or securities convertible, exchangeable or exercisable into our common stock in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our common stock and could materially impair our ability to raise capital through equity offerings in the future.

The common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”), and shares held by our existing stockholders may also be sold in the public market in the future subject to the restrictions in Rule 144 under the Securities Act and the applicable lock-up agreements. Following the consummation of this offering, assuming no exercise of outstanding options or the Representative’s Warrant, there will be                  shares of common stock outstanding immediately after this offering assuming full exercise of the underwriters’ over-allotment option, and shares of common stock assuming no exercise of the underwriters’ over-allotment option, including 7,495,878 shares of common stock being issued upon the closing of this offering in connection with the conversion of: (i) 1,565,000 shares of our existing Series A Preferred Stock into 1,565,000 shares of common stock and (ii) $11,005,533 of our existing convertible notes into 5,930,878 shares of our common stock. In connection with this offering, we and each of our directors and officers named in the section “Management,” and our existing stockholders have agreed not to sell shares of common stock for a period of six (6) months from the date of the closing of this offering without the prior written consent of the representative of the underwriters, subject to customary exceptions. The representative of the underwriters may release these securities from lock-up restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. (“FINRA”). We cannot predict what effect, if any, market sales of securities held by our significant stockholders or any other stockholder or the availability of these securities for future sale will have on the market price of our common stock. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

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Our failure to meet the continued listing requirements of Nasdaq could result in a delisting of our common stock.

There is a risk that our securities will not continue to be listed on Nasdaq even if our securities are listed on Nasdaq. Following this offering, in order to maintain our listing on Nasdaq, we will be required to comply with certain Nasdaq continuing listing rules, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, corporate governance and various additional requirements. If we are unable to satisfy Nasdaq criteria for maintaining our listing, our securities could be subject to delisting. Such a delisting would likely have a negative effect on the price of our common stock and would impair your ability to sell or purchase our common stock when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

Our management will have broad discretion in how we use the net proceeds from this offering and might not use them effectively.

Our management will have considerable discretion over the use of proceeds from this offering. We currently intend to use the net proceeds from this offering primarily to fund the RELIVE Trial and the associated manufacturing activities required to support such trial. The remaining portion of the net proceeds will be used to fund working capital and general administrative expenses. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used in a manner which you may consider most appropriate. Our management might spend a portion or all of the net proceeds from this offering in ways that our stockholders do not desire or that do not necessarily improve our operating results or enhance the value of our common stock. The failure of our management to apply these proceeds effectively could, among other things, result in unfavorable returns and uncertainty about our prospects, each of which could cause the price of our common stock to decline.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

You will incur immediate and substantial dilution as a result of this offering. After giving effect to the sale by us of             shares in this offering at an assumed initial public offering price of $          per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), and after deducting underwriting discounts and estimated offering expenses payable by us, investors in this offering can expect an immediate dilution of $         per share at the assumed initial public offering price. Additionally, to the extent that warrants (including the Representative’s Warrant), or options we will grant to our officers, directors and employees, are ultimately exercised, you will sustain future dilution. We may also acquire new businesses or finance strategic alliances by issuing equity, which may result in additional dilution to our stockholders. Following the completion of this offering, our board of directors has the authority, within any limitations prescribed by relevant laws and our charter documents, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon the exercise of options, or shares of our authorized but unissued preferred stock. Issuances of common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote and, in the case of issuances of preferred stock, would likely result in your interest in us being subject to the prior rights of holders of that preferred stock. See the section titled “Dilution.”

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We will incur significant costs as a result of operating as a public company and our management expects to devote substantial time to public company compliance programs.

As a public company, we will incur significant legal, accounting and other expenses due to our compliance with regulations and disclosure obligations applicable to us, including compliance with the Sarbanes-Oxley Act, as well as rules implemented by the SEC and Nasdaq. Shareholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact, in ways we cannot currently anticipate, the manner in which we operate our business. Our management and other personnel will devote a substantial amount of time to these compliance programs and monitoring of public company reporting obligations and as a result of the new corporate governance and executive compensation related rules, regulations and guidelines prompted by the Dodd-Frank Act and further regulations and disclosure obligations expected in the future, we will likely need to devote additional time and costs to comply with such compliance programs and rules. These rules and regulations will cause us to incur significant legal and financial compliance costs and will make some activities more time-consuming and costly.

To comply with the requirements of being a public company, we may need to undertake various actions, including implementing new internal controls and procedures and hiring new accounting or internal audit staff. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. Our current controls and any new controls that we develop may become inadequate and weaknesses in our internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls when we become subject to this requirement could negatively impact the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we may be required to include in our periodic reports we will file with the SEC under Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, harm our operating results, cause us to fail to meet our reporting obligations or result in a restatement of our prior period financial statements. In the event that we are not able to demonstrate compliance with the Sarbanes-Oxley Act, that our internal control over financial reporting is perceived as inadequate or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and the price of our common stock could decline. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on Nasdaq.

We restated certain of our previously issued consolidated financial statements, which resulted in unanticipated costs and may affect investor confidence and raise reputational issues.

We reached a determination to restate our consolidated financial statements and related disclosures for the years ended December 31, 2024 and 2023 included elsewhere in this prospectus. As a result, we have incurred unanticipated costs for accounting, professional and legal fees in connection with or related to the restatement, and could become subject to a number of additional risks and uncertainties, which may affect investor confidence in the accuracy of our financial disclosures and may raise reputational issues for our business.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our financial condition and results of operations.

We will be subject to income taxes in the United States, and our domestic tax liabilities will be subject to the allocation of expenses in differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

●	changes in the valuation of our deferred tax assets and liabilities;

●	expected timing and amount of the release of any tax valuation allowances;

●	tax effects of stock-based compensation;

●	costs related to intercompany restructurings; or

●	changes in tax laws, regulations or interpretations thereof.

In addition, we may be subject to audits of our income, sales and other transaction taxes by federal, state and local authorities. Outcomes from these audits could have an adverse effect on our financial condition and results of operations.

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Provisions in our charter documents and under Delaware law, including anti-takeover provisions, could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may limit attempts by our stockholders to replace or remove our current management.

Our fourth amended and restated certificate of incorporation and amended and restated bylaws to be in effect following the consummation of this offering (the “Amended and Restated COI” and the “Amended and Restated Bylaws,” respectively) include anti-takeover provisions, which may have the effect of delaying or preventing a merger, acquisition or other change of control of us that our stockholders may consider favorable. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, the charter and bylaws include provisions that:

●	require super-majority voting to amend the bylaws and certain provisions in the charter;

●	provide that only a majority of our board of directors, the chairman of our board of directors, our co-chief executive officers, our Vice Chairman (if any), our President or stockholders collectively holding more than 50% of our voting securities will be authorized to call a special meeting of stockholders;

●	do not provide for cumulative voting;

●	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

●	provide that our board of directors is expressly authorized to make, alter, or repeal our bylaws, subject to DGCL requirements; and

●	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

Public stockholders who might desire to participate in these types of transactions may not have an opportunity to do so, even if the transaction is considered favorable to stockholders. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or a change in our management and board of directors and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

We have never paid dividends on our capital stock, and we do not anticipate paying dividends for the foreseeable future.

We have never declared or paid any cash dividends on our capital stock, and we do not anticipate paying any cash dividends in the foreseeable future. The payment of dividends, if any, in the future is within the discretion of our board of directors and will depend on our earnings, capital requirements and financial condition and other relevant facts. We currently intend to retain all future earnings, if any, to finance the development and growth of our business. Accordingly, you must rely on the sale of your common stock after price appreciation, which may never occur, as the only way to realize any future gain on your investment.

Our Amended and Restated COI designates certain courts as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our Amended and Restated COI provides that, unless we consent in writing to the selection of an alternative forum, a state or federal court located in the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (iii) any actions asserting a claim arising pursuant to any provision of the DGCL, the certificate of incorporation or the bylaws of the Company, in each case as amended, or (iv) any action asserting a claim governed by the internal affairs doctrine, in each such case subject to such court having personal jurisdiction over the indispensable parties named as defendants therein (the “Delaware Forum Provision”). This, however, shall not apply to claims or causes of action brought to enforce a duty or liability created by the Securities Act or the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. Our bylaws further provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act (the “Federal Forum Provision”). In addition, our bylaws provide that any person or entity purchasing or otherwise acquiring any interest in shares of our common stock is deemed to have notice of and consented to the Delaware Forum Provision and the Federal Forum Provision.

55

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the Delaware Forum Provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. We note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

We recognize that the Delaware Forum Provision and the Federal Forum Provision in our bylaws may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, the Delaware Forum Provision and the Federal Forum Provision may limit our stockholders’ ability to bring a claim in a forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees even though an action, if successful, might benefit our stockholders. If the Federal Forum Provision is found to be unenforceable, we may incur additional costs associated with resolving such matters. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The competent courts of the State of Delaware and the United States District Court may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

Our ability to use our U.S. net operating loss carryforwards to offset future taxable income may be subject to certain limitations.

As of December 31, 2024, we had U.S. federal net operating loss (“NOL”) carryforwards of approximately $174.7 million, which may be available to offset federal income tax liabilities in the future. In addition, we may generate additional NOLs in future years. In general, a corporation’s ability to utilize its NOLs may be limited if it experiences an “ownership change” as defined in Section 382 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). An ownership change generally occurs if certain direct or indirect “5- percent shareholders,” as defined in Section 382 of the Code, increase their aggregate percentage ownership of a corporation’s stock by more than 50 percentage points over their lowest percentage ownership at any time during the testing period, which is generally the three-year period preceding any potential ownership change. If a corporation experiences an ownership change, the corporation will be subject to an annual limitation that applies to the amount of pre-ownership change NOLs that may be used to offset post-ownership change.

We qualify as an emerging growth company and a smaller reporting company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies and smaller reporting companies will make our common stock less attractive to investors.

We qualify as an “emerging growth company,” as defined in the JOBS Act. For as long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies, including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion, (ii) the date on which we first qualify as a large accelerated filer under the rules of the SEC, (iii) the date on which we have, in any three-year period, issued more than $1.0 billion in non-convertible debt securities, and (iv) the last day of the fiscal year following the fifth anniversary of the completion of this offering.

We are a “smaller reporting company” as defined in Rule 12b-2 under the Exchange Act. We may continue to be a smaller reporting company until the fiscal year following the determination that our voting and non-voting common stock held by non-affiliates is more than $250 million measured on the last business day of our second fiscal quarter, or our annual revenues are less than $100 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700 million measured on the last business day of our second fiscal quarter.

If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our annual report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation. Investors may find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and the market price of our common stock may be adversely affected and more volatile.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information in this prospectus contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future operating results and financial position, our business strategy and plans, market growth, and our objectives for future operations, are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “could,” “would,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “project,” “target,” “continue” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. The forward-looking statements in this prospectus are only predictions and are based largely on our current expectations and projections about future events and financial trends that we reasonably believe may affect our business, financial condition, and results of operations. Although we believe the expectations reflected in any of our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in any of our forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and inherent risks and uncertainties.

These forward-looking statements present our estimates and assumptions only as of the date of this prospectus and are subject to several known and unknown risks, uncertainties, and assumptions. Accordingly, you are cautioned not to place undue reliance on forward-looking statements, which speak only as of the dates on which they are made. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether because of any new information, future events, changed circumstances or otherwise. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, those summarized below:

●	failure to obtain FDA approval to commercially sell our product candidates in a timely manner or at all;

●	failure to carry out our trials on the timelines expected and with the expected efficacy or safety results;

●	whether heart failure specialists, surgeons and patients in our target markets accept our product candidates, if approved;

●	the expected growth of our business and our operations, and the capital resources needed to progress our business plan;

●	failure to scale up of the manufacturing process of our product candidates in a timely manner, or at all;

●	failure to manufacture our product candidates at a competitive price;

●	our ability to retain and recruit key personnel, including the development of a sales and marketing infrastructure;

●	reliance on third party suppliers for certain components of our product candidates;

●	reliance on third parties to commercialize and distribute our product candidates in the United States and internationally;

●	changes in external competitive market factors;

●	uncertainties in generating sustained revenue or achieving profitability

●	unanticipated working capital or other cash requirements;

●	changes in FDA regulations, including testing procedures, of medical devices and related promotional and marketing activities;

●	our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for, or ability to obtain, additional financing;

●	estimates of our addressable market, market growth, future revenue, expenses, capital requirements and our needs for additional financing;

●	our ability to obtain and maintain intellectual property protection for our product candidates; and

●	changes in our business strategy or an inability to execute our strategy due to unanticipated changes in the medical device industry.

The foregoing does not represent an exhaustive list of matters that may be covered by the forward-looking statements contained herein or risk factors that we are faced with. Forward-looking statements necessarily involve risks and uncertainties, and our actual results could differ materially from those anticipated in the forward-looking statements due to a number of factors, including those set forth above under “Risk Factors” and elsewhere in this prospectus. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained above and throughout this prospectus. Prior to investing in our common stock, you should read this prospectus and the documents we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we currently expect.

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USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $       million (or approximately $        million if the underwriters exercise their over-allotment option in full), after deducting estimated offering expenses payable by us, and based upon an assumed initial public offering price of $        per share, the midpoint of the estimated price range set forth on the cover page of this prospectus.

We intend to use the net proceeds from this offering as follows:

●	approximately $ (or approximately $ million if the underwriters exercise their over-allotment option in full), or approximately 60% of the net proceeds from this offering, to fund the RELIVE Trial and the associated manufacturing activities required to support such trial; and

●	approximately $ (or approximately $ million if the underwriters exercise their over-allotment option in full), or approximately 40% of the net proceeds from this offering, for working capital and other general corporate purposes, including regulatory compliance, intellectual property protection, additional employee hires and additional contractor retainment.

A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us from this offering by approximately $           million, after deducting the estimated underwriting discounts, non-accountable expense allowance and estimated aggregate offering expenses payable by us and assuming no change to the number of shares of common stock offered by us as set forth on the cover page of this prospectus.

We may change the amount of net proceeds to be used specifically for any of the foregoing purposes. The amounts and timing of our actual expenditures will depend upon numerous factors, including factors within our discretion and factors outside of our control. We may also use a portion of the net proceeds to acquire, license and invest in complementary product candidates, technologies, or additional businesses; however, we currently have no agreements or commitments with respect to any such transaction.

Moreover, the foregoing represents only our current intentions based upon our present plans and business conditions to allocate and use the net proceeds from this offering. You are cautioned that the nature, amounts and timing of our actual expenditures may vary significantly from what is described above or elsewhere in this prospectus depending on numerous factors. As a result, our management has and will retain broad discretion over the allocation of the net proceeds from this offering. We may find it necessary or advisable to in our business judgement to use the net proceeds from this offering for other purposes. Also, if an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described above or elsewhere in this prospectus.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments, and U.S. government securities.

In addition, as a general matter, given our limited operating history, early stage of business and a new and unproven technology model, it is difficult to evaluate our business prospects and actual expenditures in the future. Further, our business plan will be very costly, far more costly than the net proceeds we will receive from this offering. To develop and implement our business as currently planned, we will need to raise substantial amounts of additional capital and we intend to raise such additional capital through public or private offerings of equity or equity-linked securities, traditional loans, commercial collaborations such as licenses or joint ventures and, if available or desirable, government funding, including grants. No assurances can be given that we will be able to raise additional capital when needed, and our inability to raise additional capital could lead to the failure of our company.

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DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock, and we do not anticipate paying any cash dividends in the foreseeable future. The payment of dividends, if any, in the future is within the discretion of our board of directors and will depend on our earnings, capital requirements and financial condition and other relevant facts. We currently intend to retain all future earnings, if any, to finance the development and growth of our business.

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CAPITALIZATION

The following table sets forth our cash and equivalents and capitalization as of September 30, 2025:

●	on an actual basis;

●	on a pro forma basis to give effect to: the issuance of 7,558,068 shares of common stock upon the closing of this offering in connection with the conversion of: (i) 1,565,000 shares of our existing Series A Preferred Stock into 1,565,000 shares of common stock and (ii) $11,126,447 of our existing convertible notes into 5,993,068 shares of our common stock; and

●	on a pro forma as adjusted basis to give effect to: (i) our issuance and sale of shares of our common stock in this offering at the assumed initial public offering price of $ per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) and (ii) the deduction of $ of underwriting discounts and $ of estimated offering expenses payable by us, assuming the underwriters do not exercise any portion of their over-allotment option.

The information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering as determined at pricing. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited financial statements and related notes and unaudited interim condensed financial statements and related notes thereto included elsewhere in this prospectus.

	As of September 30, 2025
	Actual	Pro Forma	Pro Forma As Adjusted

Cash and cash equivalents	$1,958,867	$
Total liabilities	13,038,266

Stockholders’ Equity:
Preferred Stock: Par value of $0.0001 per share, 1,565,000 shares issued and outstanding, actual; par value of $0.0001 per share, no shares issued and outstanding, pro forma and pro forma as adjusted.	157
Common Stock: Par value of $0.0001 per share, 5,712,645 shares issued and outstanding, actual; par value of $0.0001 per share, shares issued and outstanding, pro forma; par value of $0.0001 per share shares issued and outstanding, pro forma as adjusted.	571
Additional paid-in capital	218,646,960
Accumulated deficit	(228,792,443)
Total stockholders’ equity	(10,144,755)
Total capitalization	$2,893,511	$

The number of shares of our common stock to be outstanding upon completion of this offering will be              shares assuming no exercise of the over-allotment by the underwriters, which is based on 12,726,868 shares of our common stock outstanding as of September 30, 2025, which includes 7,014,223 shares of common stock being issued upon the closing of this offering in connection with the conversion of: (i) 1,565,000 shares of our existing Series A Preferred Stock into 1,565,000 shares of common stock and (ii) $9,490,670 of our existing convertible notes into 5,449,223 shares of our common stock, and excludes, as of the date of this prospectus:

●	shares of common stock issuable upon the exercise of the Representative’s Warrant;

●	1,040,500 shares of our common stock reserved for issuance under stock option agreements issued pursuant to 2024 Equity Incentive Plan; and

●	459,500 shares of our common stock (which is equal to % of our issued and outstanding common stock immediately after the consummation this offering) reserved for future issuance under our 2025 Equity Incentive Plan, which will become effective as of the closing of this offering.

Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) would increase (decrease) the amount of cash, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization on a pro forma as adjusted basis by approximately $          , assuming the number of shares, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and estimated offering expenses payable by us. Similarly, each increase (decrease) of           shares offered by us would increase (decrease) cash, total stockholders’ equity (deficit) and total capitalization on a pro forma as adjusted basis by approximately $         , assuming the assumed initial public offering price of $          per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

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DILUTION

If you purchase shares of our common stock in this offering, your interest will be diluted immediately to the extent of the difference between the assumed initial public offering price of $          per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) and the pro forma as adjusted net tangible book value per share of our common stock immediately upon the consummation of this offering. Net tangible book value per share of common stock is determined by dividing our total tangible assets less total liabilities by the number of outstanding shares of our common stock. As of September 30, 2025, we had a historical net tangible book value of $(10.1 million), or $(1.78) per share of common stock. Our historical net tangible book value per share represented total tangible assets less total liabilities, divided by 5,712,645 shares of our common stock outstanding as of September 30, 2025.

Our pro forma net tangible book value as of September 30, 2025 was $        , or $         per share of our common stock based on         shares of our common stock outstanding. Pro forma net tangible book value represents the amount of our historical total tangible assets less our total liabilities, after giving effect to the issuance of         shares of common stock at a price of $ per share corresponding to a financing that ended subsequent to            and the issuance of 7,558,068 shares of common stock being issued upon the closing of this offering in connection with the conversion of: (i) 1,565,000 shares of our existing Series A Preferred Stock into 1,565,000 shares of common stock and (ii) $11,126,447 of our existing convertible notes into 5,993,068 shares of our common stock.

After giving further effect to our sale of           shares of common stock in this offering at an assumed initial public offering price of $          per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), and after deducting underwriters’ discounts and estimated offering expenses, upon the completion of this offering, our pro forma as adjusted net tangible book value as of September 30, 2025 would have been $           , or $          per share of common stock. This represents an immediate increase in pro forma net tangible book value of $           per share of common stock to existing stockholders and an immediate dilution in net tangible book value of $           per share to new investors of shares in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the public offering price that a new investor paid for a share of common stock in this offering.

If the underwriters exercise their over-allotment option in full to purchase          additional shares of common stock in this offering at the assumed initial public offering price of $           per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), the pro forma as adjusted net tangible book value per share after this offering would be $           per share of common stock, the increase in the pro forma as adjusted net tangible book value per share would be $           per share of common stock and the dilution to new investors purchasing securities in this offering would be $           per share of common stock.

The following table illustrates this dilution on a per share of common stock basis assuming the underwriters do not exercise any portion of their over-allotment option and assuming the underwriters exercise their over-allotment option in full:

	Offering Without Over-Allotment	Offering With Over-Allotment
Assumed public offering price per share	$	$
Historical net tangible book value (deficit) per share as of September 30, 2025	$(1.78)	$
Increase in net tangible book value (deficit) per share attributable to the pro forma adjustments described above	$	$
Pro forma net tangible book value (deficit) per share, as of September 30, 2025, before giving effect to this offering	$	$
Increase in pro forma net tangible book value (deficit) per share attributable to new investors in this offering	$	$
Pro forma as adjusted net tangible book value per share after giving effect to this offering	$	$
Dilution per share to new investors in this offering	$	$

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The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering.

Assuming the underwriters’ over-allotment option is not exercised, each $1.00 increase (decrease) in the assumed initial public offering price of $         per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by $         , or by approximately $         per share of common stock and the dilution to new investors purchasing our common stock in this offering by approximately $         per share, assuming the number of shares offered by us remains the same and after deducting the estimated underwriting discount and estimated offering expenses payable by us. In addition, to the extent any stock options that we granted to certain of our officers, directors, employees and permitted consultants, new investors would experience further dilution.

The following table illustrates our pro forma proportionate ownership, upon completion of this offering by present stockholders and investors in this offering, compared to the relative amounts paid by each. The table reflects payment by present stockholders as of the date the consideration was received and by investors in this offering at the public offering price. The table further assumes no changes in net tangible book value other than those resulting from this offering.

	Shares Purchased		Total Consideration			Average Price
	Number	Percent (%)	Amount ($)	Percent (%)		Per Share ($)
Existing stockholders	[ ]	[ ] %	[ ]	[ ]	%	$	[ ]
New investors	[ ]	10%	[ ]	[ ]	%	$	[ ]
Total	[ ]	100%	[ ]	[ ]	%	$	[ ]

The table above assumes no exercise of the underwriters’ over-allotment option to purchase additional shares in this offering. If the underwriters’ over-allotment option to purchase additional shares is exercised in full, the number of shares of our common stock held by existing stockholders would be reduced to               % of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by new investors participating in this offering would be increased to % of the total number of shares outstanding after this offering.

The number of shares of our common stock to be outstanding upon completion of this offering will be shares assuming no exercise of the over-allotment by the underwriters, which is based on 12,726,868 shares of our common stock outstanding as of September 30, 2025, which includes 7,014,223 shares of common stock being issued upon the closing of this offering in connection with the conversion of: (i) 1,565,000 shares of our existing Series A Preferred Stock into 1,565,000 shares of common stock and (ii) $9,490,670 of our existing convertible notes into 5,449,223 shares of our common stock, and excludes, as of the date of this prospectus:

●	shares of common stock issuable upon the exercise of the Representative’s Warrant;

●	1,040,500 shares of our common stock reserved for issuance under stock option agreements issued pursuant to 2024 Equity Incentive Plan; and

●	459,500 shares of our common stock (which is equal to % of our issued and outstanding common stock immediately after the consummation this offering) reserved for future issuance under our 2025 Equity Incentive Plan, which will become effective as of the closing of this offering.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis summarize the significant factors affecting our operating results, financial condition, liquidity and cash flows of our company as of and for the periods presented below. The following discussion and analysis should be read in conjunction with our financial statements and the related notes thereto included elsewhere in this prospectus. The discussion contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements”.

Overview

We are a medical device company focused on developing, manufacturing and commercializing proprietary devices to restore left ventricular function in heart failure patients with reduced ejection fraction (“HFrEF”).

Our lead device program, the Revivent System, has a CE mark in Europe and is in its pivotal trial in the United States. In Europe (where we have obtained approval but are currently not commercially operating in order to preserve capital) or through an authorized U.S. clinical site (as we have not received FDA approval), heart failure specialists refer HFrEF patients with left ventricular dilation due to large anterior heart attack scars to cardiac surgeons who elect to utilize our product to restore left ventricular function by reducing the size of the left ventricle. The Revivent System accomplishes this reduction by folding the scar onto itself and fastening it together in a less invasive mini-thoracotomy procedure.

Based on our analysis of publicly available data and according to a 2016 New England Journal of Medicine article, patients with heart failure with HFrEF continue to face poor outcomes under the current standard of care, with multiple studies reporting an approximately 50–60% five-year mortality. Our goal is for the Revivent System to be the new standard of care for these patients.

We also have ownership rights to Alginate, a hydrogel-based device treatment for HFrEF patients without anterior scarring.

In November 2024, we received an investigational device exemption (“IDE”) from the U.S. Food and Drug Administration (the “FDA”) under a Breakthrough Therapy Designation (“BTD”) to begin a pivotal trial of the Revivent System (called the “RELIVE Trial”). We began enrolling patients in the RELIVE Trial in September 2025. An IDE authorizes the use of a significant-risk investigational medical device in a clinical study in order to collect safety and effectiveness data but does not constitute FDA clearance or approval to market or commercialize the device. The FDA grants BTD if preliminary clinical evidence suggests the procedure may improve substantially upon at least one clinically significant endpoint for a serious or life-threatening condition compared to existing therapies.

Our company, under prior management, previously conducted a clinical trial of the Revivent System (called the “ALIVE Trial”), which ended in 2023. The ALIVE Trial achieved statistical significance upon secondary analysis on functional status and Quality-of-Life (“QoL”) measures, three of the five measures in the trial’s primary efficacy endpoint. The functional status and QoL endpoints included change in 6-minute walk test (“6MWT”), change in Minnesota Living with Heart Failure questionnaire score (“MLHF”), and change in New York Heart Association (“NYHA”) functional classification assessed at 12 months. However, as reported in the Journal of the American College of Cardiology (“JACC”) ALIVE Trial publication, the failure of the other two measures, cardiovascular mortality and heart failure hospitalization, were in part a result of the comparison of our trial results with a control group that was healthier than the treatment group. This was a result of prior management’s decision to not randomize the ALIVE Trial. In the JACC ALIVE Trial publication, the authors noted that (i) the control group was healthier than the treated group as evidenced by heart failure treatments and hospitalizations in the twelve months prior to the trial and better baseline left-ventricle function; and (ii) the external anchor placement (surgical only approach) produced fewer major adverse events than the internal right ventricle-left ventricle (RV-LV) anchor placement (hybrid procedure). The composite primary safety endpoint through 30 days was met. Major adverse events occurred in 15 of 84 patients (17.9%) of which 12 out of 60 patients (20%) were in the hybrid procedure and 3 out of 23 (13.0%) were in the surgical only approach. In one patient, the device procedure was attempted but aborted before device anchor placement. While the ALIVE trial met its safety endpoints inclusive of the hybrid procedure and surgical only approach, we have decided to test the surgical only approach only in the RELIVE trial due to the fact that fewer major adverse events could indicate that it has a more favorable safety profile, which would ultimately be determined by the FDA.

Our current management team is following the JACC article authors’ recommendations by designing a randomized control trial using the external anchor placement approach. We proposed and were approved by the FDA via an IDE for the RELIVE Trial for 84 treated patients and 42 control patients, for a total of 126 trial patients (135 randomized patients starting the trial to account for trial patient attrition) to support our Revivent Therapy Pre-Market Approval (“PMA”) application. We are actively engaged with approximately half of the sites needed for the RELIVE Trial, providing confidence to management on their estimates on site initiation, recruitment rates, heart failure specialist referral rates, surgeon experience, and trial expense.

The Revivent System is classified by the FDA as a Class III medical device and requires PMA approval. In the event we receive FDA PMA approval for our Revivent System, which we believe could be by mid-2028, we intend to expand from the 20 or more cardiac surgery centers participating in the trial to the top 336 United States cardiac surgery centers which represent approximately 30% of hospitals performing cardiac surgeries and 51% of cardiac surgery volume according to data published in The American Journal of Accountable Care. Ultimately, through the approximately 1,545 U.S. heart failure specialist and 1,120 U.S. cardiac surgery centers, our goal is to deploy the Revivent System in the market to serve the significant unmet medical needs of approximately 192,000 identifiable and eligible patients in the U.S. based on our estimations.

While our priority is conducting the RELIVE Trial, we intend to support post-market surveillance to maintain our Revivent System CE mark and may build a small European commercial organization if funding from this offering or otherwise becomes available in excess of our trial expenses. In addition, we expect to conduct post-approval studies to support marketing and to satisfy any ongoing regulatory requirements.

There is no guarantee that the RELIVE Trial will be sufficient for FDA approval, and in such case, we may be required to conduct additional trials for the Revivent System. See “Risk Factors – If our clinical trials are unsuccessful or significantly delayed, or if we do not complete our clinical trials, our business may be harmed.” and “Risk Factors – The FDA regulatory approval, clearance and license process is complex, time-consuming and unpredictable.”

In the event we receive FDA PMA approval for our Revivent System, which we anticipate could be by mid-2028, we intend to expand from the 20 or more cardiac surgery centers participating in the trial to the top 336 United States cardiac surgery centers which represent 30% of hospitals performing cardiac surgeries and approximately 51% of cardiac surgery volume (“Inpatient and 90-Day Postdischarge Outcomes in Cardiac Surgery,” The American Journal of Accountable Care). Ultimately, through the approximately 1,120 U.S. cardiac surgery centers, our goal is to serve the significant unmet medical needs of approximately 192,000 identifiable and eligible patients in the U.S. Approximately 28,000 Revivent System-eligible patients are added each year to U.S. prevalence, respectively, and a similar number are lost each year to mortality. The Revivent System is classified by the FDA as a Class III medical device, which is subject to the most stringent regulatory requirements, including the requirement to demonstrate reasonable assurance of safety and effectiveness through well-controlled clinical investigations. While we currently anticipate submitting a PMA following completion of the RELIVE trial, FDA approval may not be obtained on this timeline or at all, and the FDA could require additional clinical trials or other data before granting any approval. See “Risks Related to Regulatory Approval and Other Governmental Regulations.”

Principal Factors Affecting Our Financial Performance

Our operating results are primarily affected by the following factors:

●	the ability to obtain regulatory approval to market our product candidates;

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●	the timing, costs and results of clinical trials and other development activities versus expectations;

●	the ability to manufacture product candidates successfully;

●	competition from product candidates sold or being developed by other companies;

●	the price of, and demand for, our product candidates once approved;

●	the ability to negotiate favorable licensing or other manufacturing and marketing agreements for our product candidates;

●	patent reinforcement and prosecution; and

●	changes in laws or the regulatory environment affecting our company.

Our Status as an Emerging Growth Company and Smaller Reporting Company

We qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

●	have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

●	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

●	submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and

●	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1.235 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our ordinary shares held by non-affiliates is equal to or exceeds $250 million as of the prior June 30, or (2) our annual revenues equaled or exceeded $100 million during such completed fiscal year and the market value of our ordinary shares held by non-affiliates is equal to or exceeds $700 million as of the prior June 30. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.

Results of Operations

Comparison of the Nine Months Ended September 30, 2025, and 2024

The following table summarizes our results of operations for the six months ended June 30, 2025, and 2024:

	Nine Months Ended September 30,		Variance
	2025	2024	Amount	%
Gross (loss) profit:
Revenue	$-	$-	$-	-%
Cost of goods sold	-	-	-	-%
Gross profit	-	-	-	-%
Operating expenses:
Research and development	795,590	471,686	323,904	69%
General and administrative expenses	3,566,799	2,036,539	1,530,260	75%
Total operating expenses	4,362,389	2,508,225	1,854,164	74%
Operating loss	(4,362,389)	(2,508,225)	(1,854,164)	74%
Other expense:
Interest	851,020	171,626	679,394	396%
Other	5,361	(1,238)	6,599	(533)%
Total other expense	856,381	170,388	685,993	403%
Net loss before taxes	(5,218,770)	(2,678,613)	(2,540,157)	95%
Income Tax expense (benefit)	-	-	-	-%
Net loss and comprehensive loss	(5,218,770)	(2,678,613)	(2,540,157)	95%

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Revenues

We historically recorded product revenue primarily from the sale of our Revivent TC™ TransCatheter Ventricular Enhancement System. We sold our product candidates in Europe to hospitals through direct sales representatives, as well as through distributors in selected international markets. All such sales of product in Europe ceased at the end of 2023 when the decision to cease operations to preserve capital was made and although we have certain approvals to sell in Europe, such sales have not restarted as of the date of this prospectus.

Research and Development Expenses

Research and development program costs include employee compensation and other direct costs plus an allocation of indirect costs, based on certain assumptions. Our product candidates are in various stages of development and significant additional expenditures will be required if we commence further clinical trials, encounter delays in our programs, apply for regulatory approvals, continue development of our technologies, expand our operations and/or bring our product candidates to market. The total cost of any particular clinical trial is dependent on a number of factors such as trial design, length of the trial, number of clinical sites, number of patients and trial sponsorship. The process of obtaining and maintaining regulatory approvals for new product candidates is lengthy, expensive and uncertain. Because of the current stage of our product candidates, among other factors, we are unable to reliably estimate the cost of completing our research and development programs or the timing for bringing such programs to various markets or substantial partnering or out-licensing arrangements, and, therefore, when, if ever, material cash inflows are likely to commence.

Research and development activities are central to our business model. We expect that our research and development expenses will continue to increase substantially and will comprise a large percentage of our total expenses for the foreseeable future.

Research and development expenses increased $323,904, or by 69%, to $795,590 for the nine months ended September 30, 2025, compared to $471,686 for the same period of the prior year. This increase was primarily due to the ramp up of activity in the second and third quarter of 2025 in preparation for the RELIVE trial.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include salaries, benefits, and stock-based compensation for employees not directly involved in production, as well as marketing and advertising costs, professional and legal fees, facilities expenses, and other administrative overhead.

Selling, general and administrative expenses increased $1,530,260, or by 75%, to $3,566,799 for the nine months ended September 30, 2025, compared to $2,036,539 for the same period of the prior year. This increase was primarily due to legal and professional fees incurred in preparation of this offering.

Other Expense

Other expenses increased by $685,993, or by 403%, to $856,381 for the nine months ended September 30, 2025, compared to a net benefit of $170,388 for the same period of the prior year. This increase was primarily due to interest expense related to the significantly higher balance of convertible notes outstanding in 2025 compared to 2024.

Net Earnings and Losses

Our net loss increased by $2,540,157, or by 95%, to $5,218,770 for the nine months ended September 30, 2025, compared to $2,678,613 for the same period of the prior year. This increase was due primarily to increased research and development expenses in preparation of the RELIVE trial, increased selling, general and administrative expenses in preparation of this offering and increased interest expense related to a significantly higher balance of convertible notes outstanding.

Comparison of Years Ended December 31, 2024, and 2023

The following table summarizes our results of operations for the years ended December 31, 2024, and 2023:

	Year Ended December 31,		Variance
	2024	2023	Amount	%
Gross (loss) profit:
Revenue	$-	$197,584	$(197,584)	(100)%
Cost of goods sold	-	19,208	(19,208)	(100)%
Gross profit	-	178,376	(178,376)	(100)%
Operating expenses:
Research and development	589,951	8,240,683	(7,650,732)	(93)%
General and administrative expenses	2,972,565	5,826,854	(2,854,289)	(49)%
Total operating expenses	3,562,516	14,067,537	(10,505,021)	(75)%
Operating loss	(3,562,516)	(13,889,161)	(10,326,645)	(74)%
Other expense:
Interest	309,971	565,496	(255,525)	(45)%
Other	(21,813)	4,449	(26,262)	(590)%
Total other expense	288,158	569,945	(281,787)	(49)%
Net loss before taxes	(3,850,674)	(14,459,106)	(10,608,432)	(73)%
Income Tax expense (benefit)	-	-	-	-%
Net loss and comprehensive loss	(3,850,674)	(14,459,106)	(10,608,432)	(73)%

Revenues

We historically recorded product revenue primarily from the sale of our Revivent TC™ TransCatheter Ventricular Enhancement System. We sold our product candidates in Europe to hospitals through direct sales representatives, as well as through distributors in selected international markets. All such sales of product in Europe ceased at the end of 2023 when the decision to cease operations to preserve capital was made and although we have certain approvals to sell in Europe, such sales have not restarted as of the date of this prospectus.

Research and Development Expenses

Research and development program costs include employee compensation and other direct costs plus an allocation of indirect costs, based on certain assumptions. Our product candidates are in various stages of development and significant additional expenditures will be required if we commence further clinical trials, encounter delays in our programs, apply for regulatory approvals, continue development of our technologies, expand our operations and/or bring our product candidates to market. The total cost of any particular clinical trial is dependent on a number of factors such as trial design, length of the trial, number of clinical sites, number of patients and trial sponsorship. The process of obtaining and maintaining regulatory approvals for new product candidates is lengthy, expensive and uncertain. Because of the current stage of our product candidates, among other factors, we are unable to reliably estimate the cost of completing our research and development programs or the timing for bringing such programs to various markets or substantial partnering or out-licensing arrangements, and, therefore, when, if ever, material cash inflows are likely to commence.

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Research and development activities are central to our business model. We expect that our research and development expenses will continue to increase substantially and will comprise a larger percentage of our total expenses for the foreseeable future.

Research and development expenses decreased $7,650,732, or by 93%, to $589,951 for the year ended December 31, 2024, compared to $8,240,683 for the same period of the prior year. This decrease was primarily due to the operational transition commencing at the end of 2023.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include salaries, benefits, and stock-based compensation for employees not directly involved in production, as well as marketing and advertising costs, professional and legal fee, facilities expenses, and other administrative overhead.

Selling, general and administrative expenses decreased $2,854,289, or by 49%, to $2,972,565 for the year ended December 31, 2024, compared to $5,826,854 for the same period of the prior year. This decrease was primarily due to reduction in salaries and wages and most general and administrative activities.

Other Expense

Other expenses decreased by $281,787, or by 49%, to $288,158 for the year ended December 31, 2024, compared to $569,945 for the same period of the prior year. This decrease was primarily due to 8% placement agent fees incurred on $5,650,000 aggregate principal amount of convertible notes raised in 2023 while there were no placement agent fees on the $4,710,000 aggregate principal amount of convertible notes raised in 2024.

Net Earnings and Losses

Our net loss decreased by $10,608,432, or by 73%, to $3,850,674 for the year ended December 31, 2024, compared to $14,459,106 for the same period of the prior year. This decrease was due primarily to winding down and ceasing operations at the end of 2023.

Liquidity and Capital Resources

As of September 30, 2025, we had cash of $1,958,867. To date, we have financed our operations primarily from proceeds from private equity offerings and various debt arrangements. See the section titled “Description of Capital Stock — History of Securities Issuances.”

We are in the development stage and have incurred losses and negative cash flows from operations since inception. For the nine months ended September 30, 2025 and 2024, we had a net loss of $5,218,770 and $2,678,613, respectively, and negative cash flows from operations of $4,341,368 and $1,984,673, respectively. Further, we had an accumulated deficit of $228,792,443 as of September 30, 2025, and $222,401,612 as of September 30, 2024. For the three months ended September 30, 2025 and 2024, we had a net loss of $2,104,290 and $1,068,805, respectively, and negative cash flows from operations of $1,689,163 and $774,598, respectively. For the years ended December 31, 2024 and 2023, we had a net loss of $3,850,674 and $14,459,106, respectively, and negative cash flows from operations of $2,718,714 and $14,337,336, respectively. Further, we had an accumulated deficit of $223,584,567 as of December 31, 2024, and $219,722,999 as of December 31, 2023. Based on the current development plans for our product candidates and other operating requirements, existing cash and equivalents are not sufficient to fund operations for the twelve months following the date of the registration statement of which this prospectus is a part. We expect to incur losses over the next several years as we continue the development of our technologies and product candidates, manage our regulatory processes, initiate and continue clinical trials, and prepare for potential commercialization of product candidates. To date, we have been reliant on a small number of investors to finance our operations. From our inception through September 30, 2025, we received funding of $227,020,288.

Until we are successful in our efforts for capital infusion, which is not entirely within our control, a substantial doubt exists about our ability to continue as a going concern for a period of one year after the date of filing of our financial statements. In addition, the ability of our stockholders to continue to provide financial support is dependent on our ability to secure additional funding. Management continues to address our liquidity position and will adjust spending as needed in order to preserve liquidity. Our future liquidity needs will be determined primarily by the success of our operations with respect to the progression of our product candidates and key development and regulatory events in the future. Potential sources of additional funding include: (1) pursuing collaboration, out-licensing and/or partnering opportunities for our portfolio programs and product candidates with one or more third parties, (2) renegotiating third party agreements, (3) securing additional debt financing and/or (4) selling equity securities. There can be no assurances that we will be successful in these efforts.

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We plan to raise additional capital from various potential sources, including equity and/or debt financings, grant funding, and strategic relationships. In addition, we have an engagement with the underwriters to sell up to $       million of our common stock in this initial public offering, which amount, if fully raised, would be sufficient to fund our operations for approximately          months. However, there can be no guarantee that we will be able to successfully complete this initial public offering or otherwise raise the necessary capital on terms acceptable to us, if at all. Should such financings be unsuccessful, we would be required to delay, scale back or eliminate some or all of our research and development programs, which would likely have a material adverse effect on us and our consolidated and combined financial statements.

Due to the above factors, a substantial doubt exists as to our ability to continue as a going concern.

Loans to the Company

We borrowed $8,417,559 from accredited investors in the form of convertible notes with an interest rate of 15% as of September 30, 2025. As of September 30, 2025, we had accrued interest payable of $1,073,111.

Summary of Cash Flow

The following table provides detailed information about our net cash flow for all financial statement periods presented in this prospectus:

Cash Flow

	Nine Months Ended September 30,
	2025	2024
Net cash flows used in operating activities	$(4,341,368)	$(1,984,673)
Net cash flows used in investing activities	-	-
Net cash flows provided by financing activities	3,662,600	3,000,000
Net change in cash	(678,768)	1,015,327
Cash, beginning of year	2,637,635	646,349
Cash, end of period	1,958,867	1,661,676

Net cash used in operating activities was $4,341,368 for the nine months ended September 30, 2025, as compared to net cash used in operating activities of $1,984,673 for the nine months ended September 30, 2024, which represents an increase of $2,356,695 in net cash used in operating activities. The increase in cash used in operating activities for the nine months ended September 30, 2025 was due to ramping up operations in advance on a new clinical trial and incurring expenses related to a potential initial public offering.

There was no cash used for investing activities for the nine months ended September 30, 2025 and 2024.

Net cash provided by financing activities was $3,662,600 and $3,000,000 for the nine months ended September 30, 2025 and 2024, respectively. Net cash provided by financing activities in both periods consisted of issuances of convertible notes to finance operations.

	Year Ended December 31,
	2024	2023
Net cash flows used in operating activities	$(2,718,714)	$(14,337,336)
Net cash flows used in investing activities	-	(183,060)
Net cash flows provided by financing activities	4,710,000	14,277,041
Net change in cash	1,991,286	(243,355)
Cash, beginning of year	646,349	889,704
Cash, end of period	2,637,635	646,349

Net cash used in operating activities was $2,718,714 for the year ended December 31, 2024, as compared to net cash used in operating activities of $14,337,336 for the year ended December 31, 2023, which represents an $11,618,622 decrease in net cash used in operating activities.

There was no cash used for investing activities for the year ended December 31, 2024. Net cash used in investing activities was $183,060 for the year ended December 31, 2023.

Net cash provided by financing activities was $4,710,000 and $14,277,041 for the year ended December 31, 2024 and 2023, respectively. Net cash provided by financing activities primarily consisted of $4,710,000 of convertible notes for the year ended December 31, 2024 and $9,627,041 from the issuance of preferred stock for the year ended December 31, 2023.

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Contractual Obligations

Lease Agreement

We lease space at 120 Forbes Boulevard, Mansfield, MA 02048. The area of such lease is approximately 9,000 square feet and the lease expires in 2027. Payments under the lease range from $139,407 per year in the first year of the lease and increase to a high of $161,620 in the final year of the lease.

Convertible Notes

See the section titled “Description of Capital Stock — History of Securities Issuances.”

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies

The following discussion relates to our critical accounting policies. The preparation of financial statements in conformity with GAAP requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operations. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements:

Use of Estimates

The preparation of consolidated and combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the date of the consolidated and combined financial statements as well as the reported amounts of revenues and expenses during the reporting period. Estimates are based on several factors including the facts and circumstances available at the time the estimates are made, historical experience, risk of loss, general economic conditions and trends and the assessment of the probable future outcome. Subjective and significant estimates include, but are not limited to, the valuation of stock-based compensation, expense recognition and accruals associated with third party providers supporting pre-clinical studies and other research and development, and income tax asset realization. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically and the effects of changes, if any, are reflected in the consolidated and combined statements of operations in the period that they are determined.

Collaborative Arrangements

We analyze our collaborative arrangements to assess whether such arrangements involve joint operating activities performed by parties that are both active participants in the activities and exposed to significant risks and rewards, and therefore are within the scope of FASB ASC Topic 808, Collaborative Arrangements (“ASC 808”). For collaborative arrangements that contain multiple elements, we determine which units of account are deemed to be within the scope of ASC 808 and which units of account are more reflective of a vendor-customer relationship, and therefore are within the scope of ASC 606. For units of account that are accounted for pursuant to ASC 808, an appropriate recognition method is determined and applied consistently, either by analogy to appropriate accounting literature or by applying a reasonable accounting policy election. For collaborative arrangements that are within the scope of ASC 808, we evaluate the income statement classification for presentation of amounts due to or owed from other participants associated with multiple units of account in a collaborative arrangement based on the nature of each activity. Payments or reimbursements that are the result of a collaborative relationship instead of a customer relationship, such as co-development and co-commercialization activities, are recorded as increases or decreases to Research and Development Expense or General and Administrative Expense, as appropriate. Milestone payments are considered contingent liabilities and are recognized when we deem the milestone event to be probable.

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Fair Value Measurements

FASB ASC Topic 820, Fair Value Measurements and Disclosures, defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Fair value is to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. In determining fair value, we used various valuation approaches. A fair value hierarchy has been established for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of us.

Unobservable inputs reflect our assumption about the inputs that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels, based on the inputs, as follows:

●	Level 1 - Valuations based on quoted prices for identical instruments in active markets. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment.

●	Level 2 - Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for either similar instruments in active markets, identical or similar instruments in markets that are not active, or model-derived valuations whose inputs or significant value drivers are observable or can be corroborated by observable market data.

●	Level 3 - Valuations based on inputs that are unobservable. These valuations require significant judgment.

The availability of valuation techniques and observable inputs can vary and is affected by a wide variety of factors, including the type of asset or liability, whether the asset or liability is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuations, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the assets or liabilities existed.

Research and Development

Costs and expenses that can be clearly identified as research and development are charged to expense as incurred in accordance with FASB ASC 730-10. Research and development costs are charged to expense as incurred and include the cost of wages, equipment, materials, and laboratory fees paid in conducting scientific research on product candidates.

Stock-Based Compensation

We account for stock-based compensation to employees and non-employees in conformity with the provisions of FASB ASC Topic 718, Compensation - Stock Based Compensation. We expense stock-based compensation to employees and non-employees over the requisite service period based on the estimated grant-date fair value of the awards. We estimate the fair value of options granted using the Black Scholes Merton model. We estimate when and if performance-based awards will be earned. If an award is not considered probable of being earned, no amount of equity-based compensation expense is recognized. If the award is deemed probable of being earned, related equity-based compensation expense is recorded. The fair value of an award ultimately expected to vest is recognized as an expense, net of forfeitures, over the requisite service, which is generally the vesting period of the award. Options forfeitures are recorded as they occur.

The Black Scholes Merton model requires the input of certain subjective assumptions and the application of judgment in determining the fair value of the awards. The most significant assumptions and judgments include the following:

●	Expected volatility - The expected price volatility is based on the historical volatilities of peer group companies as we do not have a sufficient trading history. Industry peers consist of several public companies in the bio-tech industry similar in size, stage of life cycle, and capital structure. We also blend in historical data on the volatility of its own equity, increasing in proportion as the period of historical data on our data becomes more representative.

●	Risk-free interest rate - The risk-free rate was determined based on yields of U.S. Treasury Bonds of comparable terms.

●	Expected dividend yield - We have not previously issued dividends and do not anticipate paying dividends in the foreseeable future. Therefore, we used a dividend rate of zero based on our expectation of additional dividends.

●	Expected term -The expected term of the options was estimated using the simplified method.

Shares of common stock issued to third parties for services provided are valued at fair value of our common stock.

Recently Adopted Accounting Pronouncements

The Financial Accounting Standards Board (FASB) has issued several new accounting standards that are not yet effective for the Company, including ASU 2023-06 (Disclosure Improvements), ASU 2023-09 (Income Taxes), ASU 2024-03 (Expense Disaggregation Disclosures), and ASU 2025-03 (VIE Business Combinations).

The Company has evaluated these new standards and does not expect them to have a material impact on its financial position, results of operations, or cash flows upon adoption.

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BUSINESS

Overview

We are a medical device company focused on developing, manufacturing and commercializing proprietary devices to restore left ventricular function in heart failure patients with reduced ejection fraction (“HFrEF”).

Our lead device program, the Revivent System, has a CE mark in Europe and is in its pivotal trial in the United States. In Europe (where we have obtained approval but are currently not commercially operating in order to preserve capital) or through an authorized U.S. clinical site (as we have not received FDA approval), heart failure specialists refer HFrEF patients with left ventricular dilation due to large anterior heart attack scars to cardiac surgeons who elect to utilize our product to restore left ventricular function by reducing the size of the left ventricle. The Revivent System accomplishes this reduction by folding the scar onto itself and fastening it together in a less invasive mini-thoracotomy procedure.

Based on our analysis of publicly available data and according to a 2016 New England Journal of Medicine article, patients with heart failure with HFrEF continue to face poor outcomes under the current standard of care, with multiple studies reporting an approximately 50–60% five-year mortality. Our goal is for the Revivent System to be the new standard of care for these patients.

We also have ownership rights to Alginate, a hydrogel-based device treatment for HFrEF patients without anterior scarring.

Our Past and Current Clinical Trials in the United States

In November 2024, we received an investigational device exemption (“IDE”) from the U.S. Food and Drug Administration (the “FDA”) under a Breakthrough Therapy Designation (“BTD”) to begin a pivotal trial of the Revivent System (called the “RELIVE Trial”). We began enrolling patients in the RELIVE Trial in September 2025. An IDE authorizes the use of a significant-risk investigational medical device in a clinical study in order to collect safety and effectiveness data but does not constitute FDA clearance or approval to market or commercialize the device. The FDA grants BTD if preliminary clinical evidence suggests the procedure may improve substantially upon at least one clinically significant endpoint for a serious or life-threatening condition compared to existing therapies.

Our company, under prior management, previously conducted a clinical trial of the Revivent System (called the “ALIVE Trial”), which ended in 2023. The ALIVE Trial achieved statistical significance upon secondary analysis on functional status and Quality-of-Life (“QoL”) measures, three of the five measures in the trial’s primary efficacy endpoint. The functional status and QoL endpoints included change in 6-minute walk test (“6MWT”), change in Minnesota Living with Heart Failure questionnaire score (“MLHF”), and change in New York Heart Association (“NYHA”) functional classification assessed at 12 months. However, as reported in the Journal of the American College of Cardiology (“JACC”) ALIVE Trial publication, the failure of the other two measures, cardiovascular mortality and heart failure hospitalization, were in part a result of the comparison of our trial results with a control group that was healthier than the treatment group. This was a result of prior management’s decision to not randomize the ALIVE Trial. In the JACC ALIVE Trial publication, the authors noted that (i) the control group was healthier than the treated group as evidenced by heart failure treatments and hospitalizations in the twelve months prior to the trial and better baseline left-ventricle function; and (ii) the external anchor placement (surgical only approach) produced fewer major adverse events than the internal right ventricle-left ventricle (RV-LV) anchor placement (hybrid procedure). The composite primary safety endpoint through 30 days was met. Major adverse events occurred in 15 of 84 patients (17.9%) of which 12 out of 60 patients (20%) were in the hybrid procedure and 3 out of 23 (13.0%) were in the surgical only approach. In one patient, the device procedure was attempted but aborted before device anchor placement. While the ALIVE trial met its safety endpoints inclusive of the hybrid procedure and surgical only approach, we have decided to test the surgical only approach only in the RELIVE trial due to the fact that fewer major adverse events could indicate that it has a more favorable safety profile, which would ultimately be determined by the FDA.

Our current management team is following the JACC article authors’ recommendations by designing a randomized control trial using the external anchor placement approach. We proposed and were approved by the FDA via an IDE for the RELIVE Trial for 84 treated patients and 42 control patients, for a total of 126 trial patients (135 randomized patients starting the trial to account for trial patient attrition) to support our Revivent Therapy Pre-Market Approval (“PMA”) application. We are actively engaged with approximately half of the sites needed for the RELIVE Trial, providing confidence to management on their estimates on site initiation, recruitment rates, heart failure specialist referral rates, surgeon experience, and trial expense.

The Revivent System is classified by the FDA as a Class III medical device and requires PMA approval. In the event we receive FDA PMA approval for our Revivent System, which we believe could be by mid-2028, we intend to expand from the 20 or more cardiac surgery centers participating in the trial to the top 336 United States cardiac surgery centers which represent approximately 30% of hospitals performing cardiac surgeries and 51% of cardiac surgery volume according to data published in The American Journal of Accountable Care. Ultimately, through the approximately 1,545 U.S. heart failure specialist and 1,120 U.S. cardiac surgery centers, our goal is to deploy the Revivent System in the market to serve the significant unmet medical needs of approximately 192,000 identifiable and eligible patients in the U.S. based on our estimations.

While our priority is conducting the RELIVE Trial, we intend to support post-market surveillance to maintain our Revivent System CE mark and may build a small European commercial organization if funding from this offering or otherwise becomes available in excess of our trial expenses. In addition, we expect to conduct post-approval studies to support marketing and to satisfy any ongoing regulatory requirements.

There is no guarantee that the RELIVE Trial will be sufficient for FDA approval, and in such case, we may be required to conduct additional trials for the Revivent System. See “Risk Factors – If our clinical trials are unsuccessful or significantly delayed, or if we do not complete our clinical trials, our business may be harmed.” and “Risk Factors – The FDA regulatory approval, clearance and license process is complex, time-consuming and unpredictable.”

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Background on ST Elevated Myocardial Infarction (“STEMI”)

Each year in the U.S., approximately 805,000 patients experience an acute myocardial infarction, according to the American Heart Association’s 2025 Heart Disease and Stroke Statistics. Approximately 322,000 (or 40%) of these individuals experience a STEMI event according to 2010 data published in the Journal of the American College of Cardiology. About 35% of these patients who have experienced a STEMI event develop anterior wall scarring according to data published in the Journal of the American Heart Association in 2020, and 25% of that group (approximately 28,000 patients) have severe scarring affecting greater than 30% of the anterior wall according to data published in the Journal of the American College of Cardiology in 2016. These patients (who, as noted above, face the prognosis of 50-60% five-year mortality rates and the prospect of frequent hospitalization due to their HFrEF) represent our primary target market for the Revivent System.

Based on this information, and assuming a mid-point of 55% on five year survival rates (or 11% annual mortality rate), we estimate that approximately 192,000 patients in the U.S. live with heart failure induced by a large anterior scar. While percutaneous coronary interventions (“PCIs”), such as stents, restore blood flow post-MI, they do not prevent scar formation in necrotic heart muscle damaged prior to blood flow restoration. As a result of the scarred tissue, the heart enlarges, the left ventricle remodels, pumping ability becomes impaired, and heart failure progresses – even with guideline directed medical therapy.

A heart attack, also known as a myocardial infarction, occurs when blood flow to the heart is blocked, preventing the heart muscle from getting enough oxygen. The amount of damage to the heart muscle due to lack of oxygen depends on the time between injury and treatment and the size of the area supplied by the blocked artery. The risk of recurrent myocardial infarction, heart failure, and death increases rapidly when the time between the heart attack and a PCI treatment exceeds one hour. Nearly half of U.S. patients receive their PCI treatment an hour or more after their heart attack. Many patients have undiagnosed heart attacks and, therefore, don’t receive treatment directly related to a heart attack. Despite ongoing advancements in cardiovascular risk management and post-MI treatment, an estimated 20–60% of all MIs are undiagnosed in the acute phase, depending on the study population and diagnostic technique employed. We have not included undiagnosed STEMIs in our market sizing estimates. Whether diagnosed or not, heart muscle damaged by a heart attack heals by forming scar tissue. While PCI treatment in heart attack patients quickly restores heart blood flow to the coronary artery and heart, a PCI procedure does not repair the already damaged tissue caused by the heart attack. As a result of the scarred tissue, the heart enlarges and the left ventricle remodels. When the left ventricle remodels due to scar damage, it undergoes structural changes in size, shape, and thickness, which can lead to impaired pumping ability and potentially progress to heart failure if left untreated. Essentially, the left ventricle becomes enlarged and thinner (dilated), affecting its ability to efficiently pump blood throughout the body.

Figure 1. Cardiovascular Post-MI Remodeling Imaging

A remodeled heart pumps blood poorly, and as a result can cause heart failure, including associated symptoms, which include fatigue and shortness of breath, leg swelling, fluid buildup in the lungs, rapid and irregular heartbeat, coughing, weight gain, nausea and decreased alertness. Approximately 25% of New York Heart Association (“NYHA”) Class II patients (patients who have suffered a previous heart attack and experience mild shortness of breath, angina, fatigue, or palpitations during ordinary physical activity) experience cardiovascular (“CV”) death or Heart Failure (“HF”) hospitalization within 27 months of follow-up, underscoring the severe nature of this condition.

New York Heart Association (NYHA) Functional Classification

Class	Patient Symptoms

I	No limitation of physical activity. Ordinary physical activity does not cause undue fatigue, palpitation or shortness of breath.
II	Slight limitation of physical activity. Comfortable at rest. Ordinary physical activity results in fatigue, palpitation, shortness of breath or chest pain.
III	Marked limitation of physical activity. Comfortable at rest. Less than ordinary activity causes fatigue, palpitation, shortness of breath or chest pain.
IV	Symptoms of heart failure at rest. Any physical activity causes further discomfort.

Heart failure patients suffer worsening heart failure symptoms marked by occasional acute events, which often drive hospitalization and well-being deterioration rates as depicted in Figure 2 below. Guideline directed medical therapy and cardiac resynchronization therapy (noted as Pharma and CRT, respectively, in Figure 2 below) slow progression of heart failure; however, heart failure progression nonetheless continues. STEMI patients with severe anterior scarring and heart failure have only advanced surgical options, such as ventricular assist devices (“VADs”), heart transplants, and artificial hearts, as alternatives. According to the Society of Thoracic Surgeons Intermacs 2025 Annual Report: Focus on Outcomes in Older Adults, 6,000 - 7,000 (<3%) out of the 250,000 prevalent US patients with advanced heart failure (<30% ejection fraction, NYHA class III or IV) have received an LVAD and/or a heart transplant each year in the 2018 – 2024 period. Heart transplants are not prevalent due to matching organ availability, the procedure complexity procedure expense, and the lifelong immunosuppressant medication required. Syncardia’s Total Artificial Heart (“TAH”), the only FDA approved artificial heart, is used primarily as a bridge to transplant solution. Syncardia was approved in 2004 and has performed 2,000 implants over the last 20 years. The TAH extends life for patients to become eligible for heart transplants. VADs are not prevalent due to significant surgical risks, device site bleeding, site infection risks, sensitive device settings, monitoring requirements, lifelong anticoagulation therapy, stroke complications, and right heart failure complications. They are therefore reserved for patients with very advanced heart failure. The Revivent System is aimed at improving the prognosis of appropriate patients with heart failure so that their condition does not progress to require VADs and transplantation. The goal of the RELIVE Trial is to demonstrate that the Revivent System is safe (which will ultimately be determined by the FDA), beneficial to the patient, within the capabilities of most CT surgeons, and lower cost than the alternatives. Patients who receive the Revivent System procedure are expected, based on the trial endpoints, to have lower hospitalization rates, better quality-of-life, and extended survival outcomes. These factors position our Revivent System as a compelling option for patients, who currently face 50-60% mortality rates over five years.

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Figure 2. Typical HF Patient Progression and Treatment Options

We believe that we are well-positioned to serve a substantial, underserved global addressable market of approximately $16 billion in eligible and appropriate patients (prevalence) and once served, $2.4 billion of annually recurring patients (incidence). Assuming we achieve similar reimbursement to Barostim and Impella devices, which we believe are similar treatment devices for HFrEF, the U.S. would represent an approximate $10 billion addressable market. This addressable market based on our assumptions for U.S. prevalence in 2024 is 192,000, U.S. incidence of 28,000. To obtain the global addressable market, we divide the U.S. market by 60% based on the average U.S. revenue share of Boston Scientific and Edwards Lifesciences, companies whose revenue is primarily cardiovascular medical devices, as the Revivent System is.

The Revivent System

The Revivent System is a novel and proprietary medical device engineered to exclude non-functional scar tissue in the left ventricular (“LV”), make the left ventricle smaller, restore shape, lower wall stress, increase ejection fraction, and restore efficient cardiac function. Cardiothoracic surgeons can perform the procedure on a beating heart in under ninety minutes through a mini-thoracotomy incision, making it significantly less invasive than open heart surgery. As a point of comparison, a similar procedure using open heart surgery requires a sternotomy (cutting through the breastbone to access the heart and lungs), cardiopulmonary bypass, cardioplegic arrest, frequent procedural complications, as well as long recovery times.

The Revivent System procedure places external left-ventricle to left-ventricle (“LV-LV”) anchors with or without external right ventricle to left ventricle anchors (“RV-LV”). The anchoring system is composed of two polyester covered titanium anchors (5 x 25 mm) mounted on a polyethylene ether ether ketone (PEEK) tether. The anchors are drawn together to appose the LV free wall to the septum in the case of RV anchors as well as plicating the anterior wall onto itself in the case of LV-LV anchors, thereby excluding the nonviable anteroseptal scar.

Plicated Non-Functional Scar	Revivent System Anchors

Figure 3. Plicated Non-Functional Scar (Left) and Revivent System Anchors (Right).

Figure 4. Comparison of Healthy Heart, Dilated & Scarred Heart post-MI scarring, and Revivent Heart Post-Procedure.

By reducing LV volume and wall tension, the Revivent System is designed to hopefully enhance the performance of the remaining functional myocardium (or heart muscle), if successful, this may effectively address the core pathology of heart failure in patients with substantial LV scarring. The principles of Laplace’s Law guide the remodeling process. Based on Laplace’s Law, wall tension in the LV is proportional to the chamber’s size and inversely proportional to wall thickness. The Revivent System will potentially exclude scarred tissue from the functional myocardium, and we anticipate this reduces LV size, decreasing wall tension and thereby improving cardiac function.

We believe the Revivent System’s less invasive, controlled-access approach may make the procedure a suitable future candidate for robot-assisted surgical support, consistent with how robotics have been incorporated into robot-assisted coronary artery bypass graft procedures.

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Alginate

In addition to the Revivent System, we also own an unapproved and investigatory alginate-based hydrogel product (“Alginate”) to potentially treat heart failure patients with reduced ejection fraction (“HFrEF”) who may not be appropriate for the Revivent System due to a non-anterior scar or non-ischemic cardiomyopathy. According to the Heart Failure Society of America HF Stats 2025: Heart Failure Epidemiology and Outcomes Statistics, approximately 6.7 million Americans over 20 years of age have heart failure, and the prevalence is expected to rise to 8.7 million in 2030, 10.3 million in 2040, and 11.4 million by 2050. We estimate that the U.S. prevalence of HRrEF is approximately 3.3 million adults, based on HFrEF being an estimated 50% of heart failure as found in the Journal of American Medicine Association publication “Heart Failure With Reduced Ejection Fraction: A Review.”. Presumed labeling would include an indication that therapeutic procedures would be limited to those with moderate symptoms (NYHA III; 25-35%) or severe symptoms (NYHA IV; 5-10%). We anticipate 1.0 to 1.5 million of moderate to severe HFrEF adults less the 322,000 appropriate for Revivent, suggests 0.7 million to 1.2 million adults may be appropriate for Alginate.

Further clinical work will provide greater precision in determining the target market size. Like the Revivent System, Alginate is theorized to reduce LV wall stress to enhance heart performance and we believe this does so by increasing wall thickness. Alginate was CE-marked in Europe and had an approved IDE for the U.S. (though the CE-mark has lapsed and utilizing the IDE would require a meeting with the FDA regarding a proposed plan). While we could resubmit and, subject to approval, start trials using a surgical approach to apply Alginate, we now believe the better procedure is to deliver Alginate via catheter.

The regulatory and clinical path forward for Alginate via catheter is not yet fully defined. The device previously held an approved IDE in the United States, which gives us confidence that a feasible path forward exists. To determine the most appropriate regulatory and clinical strategy, we will need to engage with the FDA to clarify whether we should resubmit under the existing IDE using prior testing data, or whether a new submission with updated testing will be required. Such a meeting would provide essential guidance on the regulatory pathway, additional testing or data needs (if any), and the impact on product development timelines. As of the date of this prospectus, no such meetings have been requested to date and it is not currently apparent when we will be ready to re-engage with the FDA regarding Alginate.

If and when the RELIVE trial is fully funded, we plan to use any excess capital to fund catheter development, a new or revised IDE submission (as the prior IDE for Alginate has lapsed), and a new Alginate trial. The earliest we expect to commence an Alginate trial is 2028 and the earliest possible commercialization year is estimated to be 2032. We estimate that reimbursement for Alginate will be similar to the Revivent System, since the prognosis and therapeutic alternatives are similar to those eligible for the Revivent System. The addition of Alginate aligns with and complements our strategic objective to address broader heart failure populations through targeted, innovative therapies.

The anticipated Alginate procedure, hydrogel beads are delivered percutaneously through a catheter to specific areas of the heart muscle to prevent further LV enlargement. The presumed action of the beads, which are inert and believed to be well tolerated by the local tissue, are designed to remain in the left ventricle muscle wall as a string of permanent implants that form a ring around the ventricle (hydrogel beads implants in figure 3 below). The implant ring acts as a permanent prosthetic scaffold, is thought to increase wall thickness, and changes the LV geometry to prevent further LV enlargement. If successful in our clinical trials, we believe that treated patients may benefit from improved LV systolic function without negatively impacting LV relaxation or filling.

Figure 5. Illustration of Alginate Implant Mechanism. The image shows the placement of alginate implants on a heart model strategically positioned to support the ventricular walls and improve overall heart function.

Historical and Planned Clinical Trials

We have made considerable advancements in the clinical development of the Revivent System through a structured sequence of trials aimed at establishing the safety and efficacy of this minimally invasive intervention for heart failure patients with severe left ventricular scarring. We obtained our CE mark, the regulatory approval necessary for European commercial sales, in 2016 and followed up with a long term results study in 2019. We completed the ALIVE trial in 2023 and based on its findings and FDA granting the IDE in November 2024 are now expecting to launch the RELIVE trial in 2025.

CE Mark in Europe

To obtain our Revivent System CE mark, we conducted a CE-mark study evaluating the Revivent System, the results of which were published by Dr. Patrick Klein in 2019 (the publication was titled Less invasive ventricular reconstruction for ischemic heart failure)). This study successfully met its primary safety endpoint of serious adverse events (“SAEs”) during a 12-month follow-up period as compared to historical surgical ventricular reconstruction (SVR). The table below provides Major Adverse Events by treatment approach for the CE Mark Study. In the 86-patient study, major adverse events occurred in 7 patients (8.1%) within 30 days, with an in-hospital mortality rate of 4.5% (4 patients). Ventricular arrhythmias were the most frequently observed peri-procedural complication but were generally manageable with standard therapies. Emergent surgical conversion was required in a small number of patients, most often due to bleeding or perforation; importantly, no patient requiring emergent surgery died within 12 months of follow-up. The observed 12-month survival of 90.6% was also comparable to SVR outcomes. The study met the primary efficacy endpoint of a measurable decrease in LV volume by either an echocardiography or a cardiac magnetic resonance (“CMR”) imaging at six months and one year. Specifically, the left ventricular end-systolic volume index (“LVESVi”) was reduced by a statistically significant 27% reduction and left ventricular ejection fraction (“LVEF”) was increased by 16% on a relative basis, underscoring the effectiveness of the Revivent System while maintaining a favorable safety profile. Based on these results, the study authors concluded that treatment with the Revivent System in the enrolled patients with symptomatic heart failure resulted in statistically significant and sustained reduction of LV volumes and improvement of LV function, symptoms, and quality-of-life. While a Single Center investigator initiated study and non-randomized, the study findings appear to suggest that the therapy could extend life and improve the quality-of-life that is extended.

CE Mark Study Major adverse events	Sternotomy approach (n = 51)		Hybrid approach (n = 35)		All (n = 86)		P-value
Tricuspid valve insufficiency increase	1	2.0%	4	11.4%	5	5.8%	0.0734
Mitral valve insufficiency increase	1	2.0%	1	2.9%	1	1.2%	0.79
Pulmonary valve insufficiency increase	3	5.9%	0	0.0%	3	3.5%	0.15
Ventricular septal defect	1	2.0%	1	2.9%	2	2.3%	0.79
Bleeding	3	5.9%	4	11.4%	7	8.1%	0.36
Renal dysfunction	3	5.9%	1	2.9%	4	4.7%	0.52
Respiratory failure	1	2.0%	1	2.9%	2	2.3%	0.79
Stroke	3	5.9%	1	2.9%	4	4.7%	0.52
Late cardiac arrest	0	0.0%	2	5.7%	2	2.3%	0.09

We currently have “NUB Status” in Germany, which is the German acronym for „Neue Untersuchungs-und Behandlungsmethode” which can be translated as “new examination and treatment method.” It provides a mechanism for reimbursement for innovative devices and procedures. While our priority is the RELIVE Trial, we plan to build a small European commercial organization if funding from our initial public offering in excess of our trial expenses becomes available.

ALIVE Trial

We completed our ALIVE Trial in 2023, enrolling 126 patients (84 device; 42 control) at 28 sites in a prospective, multi-center, non-randomized study. The trial included heart failure patients with severe anterior scarring from a previous STEMI event. Patients showed NYHA Class III-IV symptoms, indicating advanced heart failure with significant activity limitations, and had LVEF of 45%, reflecting reduced pumping efficiency. Additionally, patients had LVESVI of at least 50 ml/m², indicating high residual blood volume post-contraction, and a transmural anterior LV scar, meaning full-thickness scarring in the left ventricular wall, which further limits heart function. Patients with inadequate scar or previous sternotomy served as the control group. The primary safety endpoint was the percent of patients with major adverse events in the device arm being less than an upper bound performance goal of 40.5%, as agreed with the FDA based on a database analysis of expected events in similar procedures. In other words, the FDA required a result of no more major adverse events than expected with similar procedures. The primary efficacy endpoint was the hierarchical composite of cardiovascular mortality, HF hospitalization, change in 6-minute walk test, change in Minnesota Living with Heart Failure questionnaire score, and change in NYHA classification assessed at 12 months as the win ratio in the device group compared with the control group.

The ALIVE Trial had two surgical approaches. The Internal Anchor (“Internal Anchor”) approach required a hybrid surgical suite involving an interventional cardiologist (“IC”) and a cardiothoracic (“CT”) surgeon using a more complex technique and experienced more SAEs. The External Anchor (“External Anchor”) approach required only a cardiac surgeon in a standard surgical suite using a simpler technique and experienced comparatively fewer SAEs. The main difference between the two approaches is that the External Anchor Approach places anchors on the outside of the heart (epicardial surface) through a standard and less invasive thoracotomy by a CT surgeon while the Internal Anchor Approach places anchors inside the left ventricular cavity directly in contact with the blood flow through a complex procedure needing IC and CT surgeons working in collaboration.

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External Anchor Approach CT / Standard Surgical Suite	Internal Anchor Approach CT and IC / Hybrid Surgical Suite

Figure 6. Comparison of the External Anchor Approach versus Internal Anchor Approach.

At 30 days, the safety performance goal endpoint was met. 17.9% of subjects had major adverse events (15/84 subjects. (The performance goal was 40.5% (one-sided 97.5% upper confidence limit 27.7%; p<0.0001). A total of 30 major adverse events occurred in these 15 patients. The hybrid procedure had 23 major adverse events occur in 12 of 60 patients (20.0%), while the surgical only approach subgroup had 7 major adverse events occur in 3 of 23 patients (13.0%). There were 7 cardiac deaths in the Revivent arm (6 of which were caused by heart failure) occurring between days 5 and 357. A total of 4 patients required mechanical circulatory support (2 Impella and 2 intra-aortic balloon pumps), whereas 7 patients required emergent cardiac surgery: 1 for an incidental finding of LV thrombus, 5 for perforations, and 1 for bleeding. No patient requiring emergent cardiac surgery died within 1 year of follow-up. The table below provides Major Adverse Events by treatment approach for the ALIVE Trial.

ALIVE Trial Material Adverse Events at 30 Days	Revivent + GDMT Patients (%) (N = 84)		1-Sided 97.5% Upper Confidence Bound, % (Pass if Upper Confidence Bound <40.5%)
Composite MAE at 30 d	15	17.9%	27.7
All-cause death	3	3.6%
Placement of mechanical support device intraoperatively or postoperatively	4	4.8%
Emergent cardiac surgery	7	8.3%
Prolonged mechanical ventilation	8	9.5%
Renal failure	3	3.6%
Clinically important stroke (Rankin score of ≥4)	0	0.0%

While the ALIVE trial met its safety endpoints inclusive of the hybrid procedure and surgical only approach, we have decided to test the surgical only approach only in the RELIVE trial due to what we believe is a more favorable safety profile, though any safety determination will ultimately be made by the FDA.

While the ALIVE Trial met its primary safety endpoints, it did not achieve its efficacy endpoints. The Journal of American College of Cardiology published article on the ALIVE trial noted that “in this nonrandomized study, there was an imbalance in the severity of illness between the device and control groups, with the Revivent TC group having more active HF at baseline (greater proportion of patients treated for HF in the prior year and more HF hospitalizations) and evidence of worse LV function, which complicates interpretation of the results of the study.” Additionally, we noted that the Internal Anchor approach was more difficult to perform for the IC and CT, more expensive for the hospital and less safe for the patient than the External Anchor approach, based on number of serious adverse events (though any safety determination will ultimately be made by the FDA). Therefore, we have elected, and the FDA has agreed, to exclude the Internal Anchor approach in the RELIVE Trial. We believe that the External Anchor approach is also appropriate for all patients in which the Internal Anchor approach was previously used in the ALIVE Trial and thus will not disqualify such eligible patients for the RELIVE Trial.

In terms of Quality of Life and Functional Outcomes (“QoL”), the 23 subjects in the External Anchor group outperformed the control group on the six-minute walk test (6MWT), the Minnesota Living with Heart Failure Questionnaire (MLHF), and the NYHA Heart Failure Stage Classification. The QoL outcomes for the 23 treated External Anchor subjects showed a win ratio of 1.78 and achieved statistical significance (p-value=0.034). This win-ratio and statistical significance with 23 treated subjects suggest that the RELIVE trial may have a similar or greater win-ratio when compared to a control group that is equally sick (unlike the ALIVE trial, the RELIVE trial will be randomized, which may provide a balance so that the control group is as sick as the intervention group). We believe that the design of the RELIVE trial, with both randomization as well as use of what we believe is the safer External Anchors-only approach may improve the chance of a successful trial which could lead to FDA approval, thought any safety determination will ultimately be made by the FDA.

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Figure 7. Composite Hierarchy Endpoint – Quality of Life (QoL) and Functional Outcomes. The QoL outcomes for the 23 treated External Anchor patients showed a win ratio of 1.78 and achieved statistical significance (p-value=0.034). This is the same efficacy endpoint that will be the basis for approval in the RELIVE trial. *Internal Anchor = Internal RV-LV plus External Anchors (Hybrid Procedure)

RELIVE Trial

The RELIVE Trial aims to build on the insights and lessons from the ALIVE Trial by demonstrating efficacy and safety through randomization and sole use of the External Anchor approach (though any safety determination will ultimately be made by the FDA). While the inclusion and exclusion criteria will largely mirror those established in the ALIVE Trial, the RELIVE Trial will allow the inclusion of patients with prior sternotomy and open-heart surgery. This adjustment reflects our evolving understanding of the patient population that could benefit from the Revivent System. Inclusion criteria will ensure that only patients with significant LV aneurysm or scar, accompanied by viable myocardium in non-scar segments, are selected. Additionally, patients must have an LVEF of 40% or less and an LVESVI of 60 mL/m² or greater, among other specific conditions. In the RELIVE Trial, investigators will randomize the control group to ensure a balanced comparison with the treated group.

The RELIVE Trial is expected to capitalize on the infrastructure, sites and expertise established during the ALIVE Trial. We believe that we understand the required procedures, training, and documentation from the ALIVE Trial, with only minor modifications needed to align with RELIVE Trial protocol. The RELIVE Trial is designed to adhere to a well-defined treatment timeline, beginning with the pre-implantation phase, which includes baseline assessments (Computed Tomography (CT) and Magnetic Resonance Imaging (“MRI”), Transthoracic Echocardiogram (“TTE”), Kansas City Cardiomyopathy Questionnaire (“KCCQ”), 6-minute walk test (“6MWT”), and New York Heart Association Heart Failure Stage Classification (“NYHA”). It will then proceed through the procedure phase and culminate in follow-up assessments at 6 and 12 months, with annual evaluations extending up to five years (Proposed Timeline and Phases of the RELIVE Trial are shown in figure 8 below). Site enrollment and patient recruitment rates will be based on ALIVE Trial empirical experience. First patient treatment is currently expected in the third quarter of 2025 and the last patient enrolled is currently expected in the second quarter of 2027. Six-month data is expected by the first quarter of 2028 and FDA Premarket Approval (“PMA”) approval is anticipated mid-year 2028. The FDA typically completes its review of a PMA submission within 180 days of the filing date, with BTD designed to accelerate this review process. We have budgeted six months for the RELIVE Trial PMA submission review.

Clinical leadership for the RELIVE Trial is anchored by national co-Principal Investigators Vinod H. Thourani, MD and Marat Fudim, MD, MHS, whose combined expertise in less invasive cardiac surgery and advanced heart-failure research underpins the study’s oversight. We will maintain site principal investigators at www.clinicaltrials.gov and have already disclosed Andrew Kao, MD and Jessica Heimes, DO at Saint Luke’s Mid America Heart Institute and John P. Boehmer, MD and Michael Pfeiffer, MD at Penn State College of Medicine.

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Figure 8. Proposed Timeline and Phases of the RELIVE Trial: The procedural and follow-up phases include key assessment milestones and safety and efficacy evaluations.

Our Industry and Market Opportunity

Heart failure following STEMI events remains a significant cause of morbidity and mortality worldwide, particularly for patients who suffer from severe left ventricular remodeling due to scarring in the anterior wall. Approximately 322,000 initial STEMI events occur in the United States annually, with over 28,000 of these cases developing into advanced heart failure due to anterior LV scarring. Our incidence and prevalence figures exclude undiagnosed STEMI events which are approximately 20-60% of all myocardial infarctions based on literature reviews. Whether diagnosed or not, scarred myocardium leads to heart failure which places a substantial economic burden on the healthcare system, with estimated costs exceeding $30 billion per year, driven by hospitalizations, readmissions and long-term cardiac management. Upon FDA approval, we can apply for a procedure-specific code and seek a new reimbursement rate. For the purposes of estimating our potential addressable market, we have assumed that the Revivent System could obtain a procedure-specific code in the United States with an average reimbursement of approximately $50,000 per procedure; however, there can be no assurance that such a code will be obtained, that the assumed rate will be achieved, or that any reimbursement will be secured at all. Due to the bleak prognosis of non-treatment (50-60% mortality over 5 years), the high cost of alternative treatments, low profitability to hospitals for care of heart failure inpatients, the high cost to heart failure patients to payers, and the expected efficacy of the Revivent System therapeutic procedure, and based on our management team’s experience, we expect over time that we can obtain similar reimbursement to the Impella and Barostim devices, which we believe are similar treatment devices for HFrEF. Heart transplants cost $1.6 million on average with a 15-20% mortality within a year and 4% annual mortality for the next 18 years. Ventricular assist devices, such as Impella, which are small, catheter-based heart pumps that help the heart circulate blood when the heart is not functioning properly serve as a bridge to a heart transplant and cost $221,313 over an average of 9.5 months. The national average hospital for reimbursement for an Impella device under MS-DRG-215 in 2024 was approximately $71,250. The Barostim device (an implantable system designed to treat heart failure by stimulating baroreceptors, which are pressure sensors in the body) obtained average payment between $40,000 and $50,000 with a 1.26 win ratio in its pivotal trial on a healthier and less costly HFrEF patient population. Re-hospitalization is a major driver of the win ratio in HFrEF trials, of patient cost, and of reimbursement. The Centers for Medicare and Medicaid Services (“CMS”) offer parallel review and coverage with evidence development (“CED”) to support faster access to promising therapies. BTD does not automatically qualify a therapy for these programs, but it can increase the likelihood that CMS will prioritize its review. For Barostim and Impella, the approval for the permanent Category I CPT codes came 4 to 5 years after FDA approval.

The Revivent System procedure is performed by cardiothoracic surgeons. Most cardiovascular device innovations in the last few decades have enabled many new procedures performed by interventional cardiologists (“IC”) and electrophysiologists (“EP”). Despite significant innovation for procedures performed by ICs and EPs, cardiothoracic surgery departments and cardiothoracic surgeons (“CTs”) still lead hospital metrics in revenue and profitability. CTs drive approximately $3.7 million in net revenue each year for a hospital system, the most among 18 physician specialties. CTs average charge per provider is $34,757; the highest among specialties. While CTs have high surgical workloads, their work is increasingly concentrated (approximately 61%) on coronary arterial bypass grafts (“CABGs”) and surgical aortic and mitral valve replacement (approximately 16%). Additionally, over 60% of CABG procedures are urgent or non-elective procedures with median hospital stays of 5 to 7 days post procedure. High volume cardiac surgery programs comprise 30% of hospitals and represent 51% of procedures though they are highly influential on the remaining 784 lower volume programs. We believe that CTs, hospitals, and industry need new cardiac surgical procedures, like the Revivent System procedure, that are surgical in nature, not complex, minimally invasive, address large unmet needs, extend patients’ quality adjusted life years, and have the potential to generate high revenue/profit.

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The RELIVE Trial is expected to be conducted in up to twenty five of the top 30% cardiac surgery hospitals. Given that our trial will be conducted in 7-8% of the top 30% of or approximately 336 U.S. cardiac surgery centers, we believe that a relatively small salesforce can take the Revivent System to heart failure specialists and CTs from its trial sites into many of the remaining heart failure specialists and top cardiac surgery hospitals during its initial commercial launch and expand to the remaining approximately 838 cardiac surgery hospitals once the Revivent System procedure is accepted at the nation’s leading cardiac surgery hospitals.

Given (1) the concentrated call point, (2) the statistically significant 1.78 win ratio achieved in the External Anchor treated population in the ALIVE Trial versus a healthy control, (3) the expected similar or better win ratio in the RELIVE Trial, (4) an expected attractive facility and physician fee similar to what is achieved with the CABG procedure, and (5) the opportunity for CTs to diversify their concentrated procedure mix, we believe that we are well-positioned for rapid adoption by CTs and a significant penetration into the prevalent patient population. As noted above, the Revivent System would serve a substantial, underserved addressable market of $16 billion in eligible and appropriate patients (prevalence) and once served, a $2.4 billion market of annually recurring patients (incidence).

Competition

We operate in the highly competitive medical device industry. While our product candidates are patent-protected and designed to serve the target patient population in a differentiated manner, there are other product candidates, treatments or devices that may now or in the future compete directly or indirectly with our product candidates. We expect to compete with various companies that operate in the medical device industry. Among these companies are Edwards Lifesciences, Johnson & Johnson, Boston Scientific, and Medtronic. Many of these competitors have substantially greater technological, financial, research and development, manufacturing, personnel and marketing resources than we do. We believe that we have competitive strengths that will position us favorably in our markets. However, our industry is evolving rapidly and is becoming increasingly competitive. Larger and more established companies may acquire or in-license devices and could directly compete with us. Additionally, certain of our competitors may be able to develop competing or superior technologies and processes and compete more aggressively and sustain that competition over a longer period of time than we are able. Our technologies and devices may be rendered obsolete or uneconomical by technological advances or entirely different approaches developed by one or more of our competitors, which could result in limited demand for our product candidates.

Several devices under development or in commercialization address related populations of patients with heart failure with reduced ejection fraction (HFrEF). For example, Barostim (CVRx) is a neuromodulation device approved for NYHA class II–III HFrEF patients. Unlike our Revivent System, Barostim does not address the underlying structural remodeling of the ventricle but instead modulates sympathetic and parasympathetic activity to improve symptoms and function. Impella (Abiomed, a Johnson & Johnson company) is a percutaneous ventricular assist device designed to provide temporary hemodynamic support in advanced decompensated heart failure or high-risk PCI. Impella serves a different segment of the market than Revivent, as it is not intended for durable ventricular remodeling or long-term heart failure stabilization, but we believe that Impella is relevant as a comparator in reimbursement and resource utilization discussions.

Other investigational heart therapy devices include:

•	AccuCinch (Ancora Heart), which reduces ventricular dilation in HFrEF patients but is not specific to scar-driven remodeling;

•	V-Wave interatrial shunt and Alleviant interatrial decompression therapy, which target both HFrEF and HFpEF populations by reducing left atrial pressure rather than addressing ventricular mechanics; and

•	CorWave LVAD, a novel left ventricular assist device designed for end-stage heart failure patients, competing in the advanced therapy space alongside durable LVADs and transplant, rather than the NYHA class II–III space where Revivent is positioned.

By contrast, we believe that the Revivent System is unique in requiring the presence of severe anterior or apical scar with associated left ventricular remodeling, which distinguishes it from devices that target non-ischemic or non-scar-related dilated cardiomyopathy. As of the date of this prospectus, we are not aware of any other medical device in clinical development that directly treats heart failure induced by scar-driven remodeling of the left ventricle. If there are companies with devices in development that we are unaware of, they would need to conduct feasibility studies and pivotal clinical trials, typically a 6 to 9 year process, and demonstrate safety and efficacy equivalent to or superior to the Revivent System in the appropriate population. In this case, we would retain a substantial timeline advantage, and given the size of the market, we believe we would continue to have significant revenue opportunities.

We do not believe that biopharmaceutical solutions can be an effective therapy for heart remodeling. Scarred tissue has less vascularization than healthy issue, reduced vascularization impedes biopharmaceutical delivery to scarred areas, and biological and mechanical properties of mature scar tissue are typically resistant to change – even by antifibrotic agents.

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Our Strategy

Our business strategy focuses on heart failure surgical device research & development, manufacturing, and clinical trial management. Since inception, we have focused on advancing clinical and regulatory milestones to demonstrate the safety, effectiveness, and novel benefits of the Revivent System for treating heart failure in patients with severe LV scarring post-myocardial infarction. Our clinical studies have shown positive outcomes in LV remodeling and patient survival, underscoring the potential of our technology to provide a valuable alternative to traditional heart failure treatments.

To support our regulatory pathway, we are in the process of developing and executing a series of clinical trials, including the recently completed ALIVE Trial, which informed protocol improvements for our pivotal RELIVE Trial. Our RELIVE Trial is expected to begin in the second half of 2025 and is designed to meet FDA requirements for full market approval. By adhering to rigorous trial designs and collaborating with experienced clinical sites, we aim to accelerate regulatory approvals and establish a robust evidence base for the Revivent System.

We receive reimbursement from our hospital customers as payment for our Revivent System for patients treated during the trial. We expect this reimbursement level to remain relatively constant during earlier commercialization, which we believe will provide an opportunity for gross margins to be accretive to our business. In parallel with FDA PMA review or based upon FDA approval, we intend to work with CMS to obtain a new procedure code and seek to increase reimbursement consistent with the approach taken by the Impella and Barostim devices, which we believe are similar treatment devices for HFrEF. For therapies with BTD, CMS offers parallel review and coverage with evidence development to support faster access to promising therapies. BTD does not automatically qualify a therapy for these programs, but it can increase the likelihood that CMS will prioritize its review.

Our development pipeline also includes expanding the capabilities of our product portfolio with the development of Alginate, a complementary device that addresses heart failure patients that have not experienced significant scarring. Alginate was CE-marked in Europe and had an approved IDE for the U.S. (though the CE-mark has lapsed and utilizing the IDE would require a meeting with the FDA regarding a proposed plan). As we advance the RELIVE Trial, we are also planning further research and development for Alginate, including a catheter-based delivery system to improve accessibility for additional heart failure patient segments.

Becoming a public company is an important step in advancing our long-term strategy. We believe access to the public capital markets will provide us with an opportunity to enhance our ability to fund ongoing clinical development, support potential commercialization of the Revivent System, and expand our operating infrastructure. In addition, public company status may increase our visibility among physicians, partners, and patients, helping to accelerate adoption of our therapy if approved.

Through these focused development initiatives, we are strategically positioned to deliver high-impact therapies for heart failure, capture significant market share, and drive long-term growth in the cardiovascular device market. Our ongoing investments in clinical validation, product refinement, and commercial readiness are designed to meet the needs of healthcare providers and improve outcomes for patients worldwide.

Our Competitive Strengths

We believe that we possess several competitive strengths that position us favorably in the medical device industry for heart failure treatments:

●	Serving Large Unmet Medical Need: The Revivent System targets an identifiable U.S. patient population of approximately 192,000 monitored individuals suffering from STEMI-induced heart failure, with an additional 28,000 patients added and 28,000 patients lost each year, creating relatively stable patient base. Currently, we believe that no alternative therapies specifically address the needs of this patient population, which faces deteriorating well-being and a five-year mortality rate of approximately 50-60%.

●	Providing Hospitals and CTs a High-Volume and High Value Procedure within Their Capabilities: Most cardiac surgery device innovation over the last two to three decades supports catheter-based procedures performed by interventional cardiologists, not surgeries performed by CTs. CTs are, nonetheless, among the highest earners among physicians and for hospitals. Hospitals typically seek to increase high-revenue elective surgeries, like ours, and reduce bed utilization by deteriorating heart failure patients, like our eligible patients.

●	Utilizing Breakthrough Therapy Designation to Obtain Accelerated FDA Review: Based on certain positive signals from the ALIVE trial (where quality of life and functional status improved in the Revivent group despite lack of randomization and a healthier control group at baseline), as well as the exclusive use of external anchors in the upcoming RELIVE trial (the external only approach has shown better safety compared with the hybrid approach, as measured by number of SAEs), we expect the RELIVE trial to demonstrate both adequate safety and efficacy and hopes to receive accelerated FDA review under BTD of its RELIVE trial safety and efficacy data. However, the process of medical device development is inherently uncertain and there is no guarantee that this designation will accelerate the timeline for approval or make it more likely that the Revivent System will be approved.

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●	An Efficacious and Patent Protected Less Invasive Therapy: We believe our Revivent System procedure offers a novel, less invasive procedure for left ventricular reconstruction in patients with severe anterior wall scarring following myocardial infarction. If the RELIVE Trial meets its endpoints and the Revivent System is approved by the FDA, we believe that it will demonstrate that the Revivent System procedure is safer, easier to perform, faster to recover from, and more beneficial to patient quality-of-life than current advanced therapy alternatives, such as heart transplant and left ventricular assist devices.

●	Prospect for Achieving the Same or Better Safety and Efficacy Outcomes in Our RELIVE Trial that we Demonstrated with Statistical Significance in the ALIVE trial: The ALIVE Trial demonstrated statistically significant safety and efficacy outcomes with 23 External Anchor patients and provided valuable data to inform the pivotal RELIVE Trial. While the FDA requires an additional trial with at least 84 treated patients and 42 control patients, we expect to achieve the safety and efficacy endpoints based on the ALIVE Trial evidence and potentially achieve better results than the non-randomized ALIVE Trial given that the treated and control patient populations in the RELIVE Trial should have equal health characteristics due to randomization. In the ALIVE Trial the control patients were demonstrably healthier than the treated patients.

●	Access to a Large Market Driven by Potential Healthcare Savings and Quality of Life Improvements: If the RELIVE trial indeed demonstrates a significant improvement in the hierarchical composite endpoints which include death, heart failure hospitalization, quality of life, and functional measures and meets its safety endpoint (as it did in the ALIVE trial), we expect the FDA to approve the Revivent System thus allowing us to provide a significant new treatment for patients. However, the results of the ALIVE trial may not be replicated or ultimately accepted by the FDA as part of our PMA submission. We believe, based on our completed and current studies, that we will have sufficient evidence to show significant savings for payors, largely driven by reduced hospitalizations, and improved quality adjusted life years. Given recent experience with heart failure devices, such as Impella (Abiomed/J&J) and Barostim (CVRx), it is reasonable to expect that an appropriate (or new) DRG code will be assigned to the Revivent procedure which we estimate would increase the reimbursement rate, consistent with the Impella and Barostim devices. Based on similar reimbursement to the Impella and Barostim devices and an estimated $2-3 billion global total addressable market, we believe that the Revivent System offers attractive revenue potential.

●	Demonstrated Trial Progress: We are engaged with half the sites needed, have activated three sites which are actively screening subjects.

●	Expanding Product Portfolio and Product Synergies: In addition to the Revivent System, we hold ownership rights to Alginate, a therapeutic device designed to treat heart failure patients without myocardial scarring. This device was CE-marked in Europe, had received an IDE in the U.S. (though the CE-mark has lapsed and utilizing the IDE would require a meeting with the FDA regarding a proposed plan), and represents a significant opportunity for expanding our addressable market and diversifying our product offerings.

●	Experienced Clinical Trial and Manufacturing Management across Cardiovascular Devices and Specifically Running the Needed Trial: Our Chief Medical Officer has played a major role in running many cardiovascular trials, including Gilead Sciences (TERISA, RIVER-PCI), Abbott (COAPT), Edwards (PARTNER 3, TAVR-UNLOAD), Cardiovalve (TARGET), Medinol (Bionics, BLADE-PCI), Heartflow (PRECISE), Microport (Target IV-NA), and BuMA (PIONEER III). Our Co-CEO has played a significant role in running many clinical trials, including BioVentrix (ALIVE, RELIVE), PROSPECT 2, PROSPECT Absorb, ORACLE - NIRS Registry, PREVENT), Sirtex (DOORwaY90, MIDwaY90, LAVA), CCSF (ATHEM-HFrEF), Anika Therapeutics (Cingal 16-02, Cingal 17-02). Complemented by a team of industry consultants, our leadership team brings deep medical affairs, clinical trial management, regulatory, and manufacturing expertise and established relationships with leading clinical investigators and trial sites. Complemented by a team of industry consultants, our leadership team brings deep medical affairs, clinical trial management, regulatory, and manufacturing expertise and established relationships with leading clinical investigators and trial sites.

●	Robust IP Portfolio: Multiple U.S. and international patents, some of which extend through 2041.

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Intellectual Property

We maintain a robust intellectual property portfolio that protects its proprietary technology underlying the Revivent System, a minimally invasive device for ventricular remodeling in patients with ischemic heart failure. Our intellectual property strategy is designed to secure its competitive advantage within the cardiac therapeutic market by safeguarding its innovative approach to ventricular remodeling.

The Revivent System’s proprietary designs are protected through a series of U.S. and international patents and pending applications owned by BioVentrix. These patents cover surgical deployment techniques and anchors for systems developed by BioVentrix, including the Revivent System.

The following table lists U.S. patents and patent applications are owned by BioVentrix and material to the Revivent System used in the RELIVE clinical trial. The table identifies other jurisdictions in which related patent applications were filed:

U.S. Utility Patents and Applications	Other Jurisdictions	Expiration Date (if maintenance fees are paid)	Title

Pat. 11,540,822	Europe and Israel	Aug. 28, 2034	Cardiac tissue anchoring devices, methods, and systems for treatment of congestive heart failure and other conditions

Ap. 2024/0245513	Europe and Israel	Aug. 29, 2034	Heart anchor positioning devices, methods, and systems for treatment of congestive heart failure and other conditions

Ap. 2025/0005759	Europe	Oct. 14, 2042	Device and methods for monitoring heart function for treatment of congestive heart failure and other conditions

We believe that all other patents owned by us are not material to the Revivent System or have lapsed. In our view, we hold no patent licenses that are material to the Revivent System. The following table lists some of the other U.S. patents owned by us that are directed to a hybrid procedure or other technologies not used the Revivent System:

U.S. Utility Patent	Other Jurisdictions	Expiration Date (if maintenance fees are paid)	Title
10,575,953	Europe and Israel	June 9, 2037	Heart anchor positioning devices, methods, and systems for treatment of congestive heart failure and other conditions
11,559,212	Israel	May 20, 2034	Cardiac tissue penetrating devices, methods, and systems for treatment of congestive heart failure and other conditions
11,331,190	Europe	Aug. 21, 2026	Steerable lesion excluding heart implants for congestive heart failure
11,903,834	Europe and Israel	Aug. 29, 2034	Heart anchor positioning devices, methods, and systems for treatment of congestive heart failure and other conditions
11,744,615	None yet.	Oct. 21, 2041	Pericardial inflation catheter and systems and methods employing same
11,185,414	Europe and Israel	Jan. 31, 2037	Systems and methods for deploying a cardiac anchor
11,051,942	Europe, Israel, and Australia	Dec. 12, 2032	Trans-catheter ventricular reconstruction structures, methods, and systems for treatment of congestive heart failure and other conditions

We have filed patents in key markets, including the United States, the European Union, Hong Kong and Israel, to protect essential features of the Revivent System. This includes its novel anchoring mechanism, which allows for precise exclusion of non-functional myocardial tissue without the need for open-heart surgery and indicators of tension on the tether when seating an anchor against a heart wall. This novel approach to scar tissue targeting is central to enhancing procedural efficiency and improving patient outcomes.

The inventors named on the BioVentrix patents and applications include founder Lon S. Annest and BioVentrix former biomedical engineers Ernest Heflin, Kevin Van Bladel, Gilbert Mata, Jr., William Butler and Michael Dana. The inventors assigned their patent rights to BioVentrix.

In addition, we have developed specialized manufacturing processes for the Revivent System to ensure consistent quality and regulatory compliance. These proprietary processes encompass the use of advanced materials, precise fabrication techniques, and stringent sterilization protocols, all of which align with FDA and ISO standards. We employ rigorous quality control and assurance programs within our production strategy to maintain the high standards required for life-sustaining medical devices. The specialized manufacturing processes are protected as trade secrets through applicable confidentiality provisions. We have also worked with third-party manufacturing to develop proprietary equipment to ensure accurate and consistent deployment of the Revivent anchors with every implantation.

We also remain committed to continuous innovation within its intellectual property framework, seeking to further enhance the Revivent System’s capabilities and expand its potential applications. This includes refining procedural techniques and exploring new features to identify suitable patients for ventricular remodeling. As we advance these innovations, it actively pursues intellectual property protection to expand and reinforce its existing portfolio.

We hold a patent license from the Henry Ford Health System for techniques and instruments to deliver hydrogels to walls in a heart. The delivery of hydrogel is a therapeutic technique for ventricular remodeling in patients with ischemic heart failure. We are not currently developing this technique and thus the patents licensed from the Henry Ford Health System are not material to the BioVentrix business. The license includes licenses to patents held by the Henry Ford Health System related to techniques and instruments to deliver hydrogels to walls in a heart. Under the license, BioVentrix is obligated to pay license maintenance fees of $35,000 after execution of the agreement, $36,000 within 300 days of the effective date of the agreement, patent prosecution costs and $16,250 annually. The license also requires BioVentrix to pay 1% of net sales of the licensed product or licensed method, which is defined as products and methods covered by valid claims of the licensed patents. BioVentrix is also required to pay milestone payments that include $200,000 upon approval of the first IND or IDE from the U.S. FDA; $500,000 upon U.S. regulatory market approval; $125,000 upon a second IND or IDE, and $250,000 upon second U.S. regulatory market approval. The term of the license is until the expiration or abandonment of the last of the licensed patents.

Representative U.S. patents licensed BioVentrix from the Henry Ford Health System are:

U.S. Utility Patent	Expiration Date (if maintenance fees are paid)	Title
9,375,313	Sept. 7, 2027	Intramyocardial Patterning For Global Cardiac Resizing And Reshaping.
8,801,665	April 9, 2029	Apparatus And Method For Controlled Depth Of Injection Into Myocardial Tissue
7,875,017	April 10, 2028	Cardiac Repair, Resizing And Reshaping Using The Venous System Of The Heart

The claims of the patents licensed from the Henry Ford Health System do not cover the Revivent System. The representative Henry Ford Health System patents listed above do not include lapsed patents or non-U.S. patents licensed from the Henry Ford System.

The term of individual patents depends upon the legal term for patents in the countries in which they are granted. In most countries, including the United States, the patent term is 20 years from the earliest claimed filing date of a non-provisional patent application in the applicable country. In the United States, a patent’s term may, in certain cases, be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the United States Patent and Trademark Office in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over a commonly owned patent or a patent naming a common inventor and having an earlier expiration date. We cannot be sure that our pending patent applications that we have filed or may file in the future will result in issued patents, and we can give no assurance that any patents that have issued or might issue in the future will protect our current or future product candidates, will provide us with any competitive advantage, and will not be challenged, invalidated, or circumvented. Maintenance or annuity fees must be paid to government patent offices to keep a patent enforceable for its entire term.

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Research and Development

We are dedicated to advancing minimally invasive cardiac therapies through rigorous research and development efforts focused on innovation, clinical efficacy, and continuous improvement of its proprietary Revivent System. Our research and development strategy centers on refining our core technology to optimize patient outcomes, expand therapeutic applications, and enhance the overall usability and procedural efficiency of its device for healthcare providers.

Over the past four years, we have accelerated our research initiatives to support the ALIVE and RELIVE Trials, gathering additional data to strengthen the clinical foundation for PMA. These efforts include extensive device testing, protocol development, and patient selection criteria, all tailored to meet regulatory standards and improve clinical results. To advance the Revivent System’s therapeutic capabilities, our research team has conducted iterative design enhancements and prototyping to address both clinician feedback and patient-specific needs. Each iteration of the device undergoes comprehensive bench testing, mechanical evaluations, and clinical simulations to validate functionality, durability, and ease of use.

In addition, we have historically maintained collaborative relationships with leading academic institutions, cardiac specialists, and contract research organizations to enhance our research and development capabilities. These relationships have facilitated access to specialized expertise and clinical insights, supporting the development of new procedural techniques and therapeutic approaches. BioVentrix regularly conducts educational webinars, hands-on training sessions, and physician workshops to gather insights that drive targeted improvements in product design and support broader adoption of the Revivent System. There were no collaborative agreements in place during the periods presented in this prospectus that we consider to be material to our business.

Production/Manufacturing

We currently utilize a combination of in-house manufacturing and outsource manufacturing to assemble our Revivent System. In-house manufacturing occurs at a 1,200 square foot ISO 13485 certified facility in Mansfield, Massachusetts within our 9,000 square foot lease. We have the ability to inspect, assemble, test, package, store and ship finished product candidates from this facility. The components are assembled and pouch sealed in a certified Class 8 controlled environment located at the BioVentrix Mansfield facility. We outsource production of the Force Gauge component of the finished system. We receive the Force Gauges, inspect the lot and then ships the units to the approved sterilization supplier. our have intentionally pursued primarily a vertically integrated manufacturing strategy, as it believes this offers important advantages, including rapid product iteration and control over product quality. We believe that its current manufacturing capacity is sufficient to meet its current expected demand for at least the next 12 months.

We are required to manufacture its product candidates in compliance with the FDA’s QSR. We moved to our current Mansfield, Massachusetts facility in January 2023, and manufacturing and distribution from that facility is being undertaken under the IDE which was received by FDE in September 2024 relating to the RELIVE Trial.

We have received International Organization for Standardization, or ISO, 13485:2016 certification for our quality management system. ISO certification generally includes recertification audits every third year, scheduled annual surveillance audits and periodic unannounced audits. We recently received our recertification audit in October 2024. The most recent surveillance audit was conducted on the new Mansfield facility in August 2024 and no major non-conformities were identified. To date, our surveillance and unannounced audits have not identified any major non-conformities. The BioVentrix notified body, BSI, is a well-established notified body, also extended the CE certificate during the most recent audit and stated the BioVentrix QMS is compliant to the European Union (“EU”) under the current Medical Device Directive.

We use a combination of internally manufactured and externally-sourced components to produce the Revivent System. Externally-sourced components include off-the-shelf materials, sub-assemblies and custom parts that are provided by approved suppliers. Almost all of these components are provided by single-source suppliers. While there are other suppliers that could make or provide any one of our externally-sourced components, we seek to manage single-source supplier risk by regularly assessing the quality and capacity of its suppliers, implementing supply and quality agreements where appropriate and actively managing lead times and inventory levels of sourced components. We generally seek to maintain sufficient supply levels to help mitigate any supply interruptions and enable it to find and qualify another source of supply. For certain components, we estimate that it would take up to six months to find and qualify a second source. Order quantities and lead times for externally sourced components are based on our forecasts, which are derived from historical demand and anticipated future demand. Lead times for components may vary depending on the size of the order, time required to fabricate and test the components, specific supplier requirements and current market demand for the materials, sub-assemblies and parts.

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Suppliers are evaluated, qualified and approved as part of our supplier quality program, which includes verification and monitoring procedures to ensure that our suppliers comply with FDA and ISO standards, as well as our own specifications and requirements. We inspect and verify externally-sourced components under strict processes supported by internal policies and procedures. We maintain a rigorous change control policy to assure that no product or process changes are implemented without prior review and approval. Our finished product candidates are sterilized via gamma radiation by an approved supplier.

Regulatory Pathway

Our regulatory pathway for the Revivent System is strategically structured to facilitate clinical validation and eventual market approval, following the FDA’s guidelines for Class III medical devices. The Revivent System, designed to treat ischemic heart failure through minimally invasive ventricular remodeling, has been granted BDD status that underscores its potential to meet a critical unmet medical need. This designation provides us with FDA priority review and enhanced guidance on regulatory submissions, with the goal of expediting patient access to the device.

The regulatory process for the Revivent System began with the completion of the ALIVE Trial, a PMA study that served as the basis for an IDE. An IDE was granted by the FDA to initiate the pivotal RELIVE Trial, which is structured as the definitive study supporting PMA submission. The RELIVE Trial, which is anticipated to begin in 2025 will evaluate the Revivent System’s safety and efficacy through a comprehensive clinical protocol, including patient-specific endpoints such as left ventricular volume reduction, quality-of-life metrics, and device-related adverse events. We anticipate completing the study and submitting the results to the FDA as part of its PMA application by 2028.

To support regulatory compliance, we have conducted extensive preclinical studies, including biocompatibility testing, device fatigue assessments, and animal model evaluations in alignment with FDA guidelines and ISO 13485 standards. These preclinical studies seek to validate the durability and safety of the device’s External Anchor configuration (any such determinations would be made by the FDA), designed to improve procedural outcomes and reduce adverse events compared to traditional cardiac surgery. We continue to engage with the FDA through formal meetings and ongoing data submissions to streamline the regulatory process and align trial protocols with FDA expectations.

In addition to U.S. regulatory progress, we have initiated regulatory applications for the Revivent System in the European Union, where it has achieved CE Mark approval for clinical use. This approval serves as a basis for the system’s potential expansion to additional global markets and provides supportive evidence for its efficacy and safety in treating heart failure patients with severe left ventricular scarring.

Through its coordinated regulatory strategy, we aim to meet all FDA requirements for PMA submission while concurrently expanding its global market presence. The Breakthrough Therapy Device Designation, combined with an IDE for the pivotal RELIVE Trial, along with the already obtained CE Mark, positions us to bring the Revivent System to market as an innovative solution for ischemic heart failure, with the potential to transform therapeutic standards in cardiac care.

If and when the RELIVE trial is fully funded, we plan to use excess capital to fund Alginate’s clinical and regulatory development through catheter development, a new or revised IDE submission, and a new trial. The earliest we expect to commence an Alginate trial is 2028 and the earliest possible commercialization year for Alginate is estimated to be 2032.

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Government Regulation

Our operations are governed by comprehensive regulatory requirements enforced by the FDA, state authorities, and comparable regulatory bodies worldwide. The Revivent System is classified as a Class III medical device under the Federal Food, Drug, and Cosmetic Act (“FDCA”), subjecting it to rigorous oversight to ensure safety and effectiveness. These regulations impact every stage of the product lifecycle, from development, non-clinical and clinical research, manufacturing, quality assurance, and labeling to post-market surveillance. We are committed to strict compliance with all applicable regulatory frameworks to ensure its product candidates meet FDA and international standards for safety and efficacy.

FDA Pre-market Approval (“PMA”) Application

As a Class III medical device, the Revivent System requires Pre-market Approval from the FDA before it can be legally marketed in the United States. The PMA process is highly rigorous, requiring the sponsor to present comprehensive data establishing the device’s safety and effectiveness for its intended use. Our PMA application for the Revivent System is structured to include extensive non-clinical and clinical data, as well as information on manufacturing, quality control systems, device labeling, and intended use.

The PMA process involves multiple stages of review, beginning with the submission of detailed device design, testing protocols, and clinical trial results. The FDA initially reviews the application for completeness before entering a substantive review phase, where the device’s safety and efficacy data are evaluated. The FDA is statutorily required to complete this review within 180 days; however, the review process may extend beyond this timeframe based on factors such as the complexity of data or additional information requests. If the FDA deems the data to demonstrate a reasonable assurance of safety and effectiveness, the device may be approved for commercial distribution. As part of PMA approval, the FDA may impose post-approval requirements, including patient follow-up, additional clinical studies, or surveillance to gather long-term safety and efficacy data. Any significant modification to the Revivent System following PMA approval requires a PMA supplement or, if the modification substantially changes the device’s intended use or design, an entirely new PMA application.

Quality System Regulation and Current Good Manufacturing Practices (“cGMP”)

Our manufacturing activities for the Revivent System comply with FDA’s QSR, a comprehensive set of requirements governing the design, production, and distribution of medical devices. Contract manufacturers used by us must adhere to QSR, including cGMP, to maintain high standards of product quality, consistency, and regulatory compliance. QSR encompasses detailed standards for quality assurance, including device design, raw material selection, production testing, labeling, and packaging, as well as stringent recordkeeping requirements to ensure traceability.

Compliance with QSR and cGMP is enforced by the FDA through periodic inspections of our contract manufacturing facilities. These inspections assess adherence to FDA standards and identify any deficiencies, which could result in warning letters, civil penalties, or other enforcement actions if not addressed promptly. Non-compliance may lead to more severe regulatory actions, including restrictions on device production or distribution. We maintain a continuous monitoring program with its manufacturing partners to ensure that all production and quality control processes meet QSR and cGMP standards, safeguarding the integrity and safety of the Revivent System.

Post-market Surveillance and Reporting Obligations

Having obtained CE Mark and after obtaining clearance or approval in other geographical areas including the U.S., we must fulfill extensive post-market requirements to ensure the Revivent System continues to meet safety and performance standards. These obligations include, but are not limited to, compliance with Medical Device Directive (“MDD”) and Medical Device Reporting (“MDR”) regulations, which require us to report incidents in which the device may have contributed to or caused a death, serious injury, or significant malfunction. In addition, we must remain in compliance with FDA post-market requirements to be determined at time of approval. Proper agreed upon compliance and reporting is crucial for ongoing FDA oversight and enables proactive risk management for both us and the FDA.

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Additionally, we are subject to FDA requirements for field actions, including recalls or corrective actions. If we identify or are informed of any issues posing potential health risks, it must report these to the FDA and undertake corrective actions, which may include product recalls, notifications to healthcare providers, or technical adjustments to the device. The FDA retains authority to initiate or mandate additional post-market surveillance, such as long-term clinical studies or patient registries, to gather data on the device’s safety and effectiveness in larger, real-world populations. We proactively monitor all post-market data and incident reports, using this information to improve product performance and align with FDA post-market expectations.

Foreign Regulatory Compliance and CE Mark Approval

In addition to meeting U.S. regulatory standards, we have achieved CE Mark approval for the Revivent System in the European Union, a significant milestone that enables commercialization across all EU member states. The CE Mark certifies that the Revivent System meets stringent EU safety, performance, and quality standards under the EU Medical Device Directives. This approval is critical to our global expansion strategy, allowing access to EU markets while serving as a recognized certification in additional international markets that accept or require CE certification.

To maintain the CE Mark, we must comply with EU-specific post-market requirements, including adverse event reporting and regular assessments by notified bodies in the EU, which are authorized to review the device’s ongoing safety and performance. This includes periodic audits and compliance with EU requirements on labeling, packaging, and clinical data reporting. CE Mark approval also facilitates entry into other international markets that recognize EU regulatory standards, significantly expanding our potential market reach for the Revivent System.

Federal, State, and International Fraud, Abuse, and Privacy Regulations

We operate within a complex regulatory landscape that includes federal and state laws designed to prevent healthcare fraud and abuse. In the U.S., the federal Anti-Kickback Statute prohibits the exchange of any form of remuneration to induce the referral of business reimbursable by government healthcare programs, while the False Claims Act restricts the submission of false claims for federal reimbursement. Additionally, under the Physician Payment Sunshine Act, we must report payments and other transfers of value made to healthcare providers. Compliance with these laws is critical, as violations can result in substantial civil and criminal penalties, exclusion from federal healthcare programs, and significant reputational damage.

Data privacy regulations also govern our handling of sensitive information. HIPAA in the U.S. mandates strict protocols for the collection, storage, and disclosure of patient health information. In the European Union, we are subject to the General Data Protection Regulation (“GDPR”), which imposes stringent rules on the use, transfer, and protection of personal data. Both HIPAA and GDPR carry significant penalties for non-compliance, and we have implemented policies and safeguards to ensure adherence to these data protection laws. Compliance with international privacy regulations is essential for protecting patient confidentiality, maintaining trust, and avoiding severe financial and operational penalties.

Employees

As of December 31, 2024, we had two (2) full-time and two (2) subcontracted employees. None of our employees are represented by a collective bargaining agreement, and we have never experienced any work stoppage. We believe we have good relations with our employees.

Properties and Facilities

Our corporate headquarters and sole manufacturing facility is located in Mansfield, Massachusetts. We occupy approximately 9,000 square feet of leased space at this location pursuant to a lease agreement that expires in September 2028, with an option to renew for an additional five years. This facility houses our manufacturing operations, quality control laboratory, research and development activities, limited administrative functions, and serves as our corporate headquarters.

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Our Mansfield facility is designed and operated to comply with current cGMP as required by the FDA and the applicable requirements of the European Union, including ISO 13485 certification. We manufacture product at this facility primarily to support our clinical studies, commercial activities outside of the United States, and anticipated future commercial sales in the United States, subject to regulatory approval.

While this facility serves as our corporate headquarters, only one of our co-Chief Executive Officers is based at this location on a regular basis. The majority of our other executive and administrative functions operate in a remote-first environment.

We believe that our existing facility is adequate to meet our current needs for manufacturing, development, and limited corporate functions. However, as we expand our operations and prepare for potential commercial-scale production, we may evaluate the need for additional manufacturing capacity or expansion of our current facility. We believe that suitable additional or alternative space would be available in the Mansfield area or other locations on commercially reasonable terms if required.

Legal Proceedings

On August 31, 2023, we received a complaint (the “Complaint”) by former stockholder Gary Moline (the “Plaintiff”) that was filed in the Court of Chancery of the State of Delaware (the “Court”), in which the Plaintiff asserted various causes of action, including breach of our charter, breach of fiduciary duties claims, and assertion of a class action designation plus attorney’s fees, against BioVentrix, its officers and directors, and certain other parties in connection with a recapitalization of BioVentrix that was consummated in February 2023. We believe that we have substantial defenses to these claims and intend to vigorously dispute these allegations and defend against the assertions in the Complaint and filed a Motion to Dismiss the Complaint on October 5, 2023 and an Opening Brief in support of our Motion to Dismiss on November 7, 2023. The Plaintiff responded to the Motion to Dismiss on December 15, 2023 in which the Plaintiff conceded that he no longer intends to pursue a breach of charter claim but otherwise opposed the remainder of Defendants’ Motion to Dismiss. On January 5, 2024, the Defendants filed their Reply to Plaintiff’s Opposition to Defendants’ Motion to Dismiss. The Court dismissed Count I and Count III of the Plaintiff’s Complaint on May 1, 2024 and the Defendants filed an Answer to Plaintiff’s Complaint with the Court on June 12, 2024. We are currently in the discovery process regarding this Complaint.

Changes in and Disagreements with Accountants

None.

Corporate Information and History

Our predecessor, CHF Technologies, Inc. (“CHF”), was incorporated under the laws of the State of California on October 15, 2003. On June 8, 2012, we incorporated BioVentrix, Inc., under the laws of the State of Delaware, and subsequently merged CHF Technologies, Inc. with and into BioVentrix, Inc. on June 18, 2012 with BioVentrix, Inc. being the surviving corporation in the merger. Our principal executive office is located at 120 Forbes Blvd., Suite 125, Mansfield, MA 02048, and our telephone number is (925) 290-1000. Our website is www.bioventrix.com. Information contained on, or available through, our website does not constitute part of, and is not deemed incorporated by reference into, this prospectus, and investors should not consider any such information as part of this prospectus.

On December 23, 2021, we incorporated BVX Acquisition Inc, a wholly owned subsidiary of BioVentrix, Inc., under the laws of the State of Delaware. On January 6, 2022, BVX Acquisition, Inc. was merged with and into MateraCor, Inc., a Delaware corporation (“MateraCor”), through a reverse triangular merger, with MateraCor being the surviving corporation in the merger and in which the stockholders of MateraCor received cash and shares of common stock of BioVentrix with the potential to receive additional shares of our common stock upon our achievement of certain milestones.

BioVentrix GmbH, our wholly-owned subsidiary, is a German limited liability company (Gesellschaft mit beschränkter Haftung) that was organized under the laws of Germany in 2020 with a business address at Muehlenhof 7-9, 40721 Hilden, registered with the commercial register of the local court (Amtsgericht) in Duesseldorf under HRB 90756.

Our lead device program, the Revivent System, has a CE mark in Europe (where we have obtained approval but are currently not commercially operating in order to preserve capital) and is in its pivotal trial in the United States.

We also have ownership rights to Alginate, a hydrogel-based device treatment for HFrEF patients without anterior scarring. This device was CE-marked in Europe and had received an IDE in the U.S. (though the CE-mark has lapsed and utilizing the IDE would require a meeting with the FDA regarding a proposed plan).

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MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers, directors and director nominees as of the date of this prospectus.

Name	Age	Position
David Richmond	53	Chairman, Co-Chief Executive Officer, and Chief Financial Officer
Steven Chartier	57	President, Co-Chief Executive Officer, and Director
Dr. Ori Ben-Yehuda	66	Chief Medical Officer
Mark Ravich	72	Independent Director Nominee
Dr. Rishi Puri	48	Independent Director Nominee
Dr. William Abraham	66	Independent Director Nominee

Executive Officers

David Richmond has been our Chairman, President, Co-Chief Executive Officer, and Chief Financial Officer since January 2024. Prior to that, from July 2019, Mr. Richmond was a board observer of our Board before being asked to become a full board member in August 2021. Since 1994, Mr. Richmond has also been the founding partner and Chairman of Richmond Brothers, Inc. (“RBI”), an SEC registered investment advisor. Mr. Richmond has been responsible for the strategic planning of RBI and its affiliates, led the creation of RBI private funds, and sits as committee chairman for overall client asset allocation. RBI private funds specialize in (but are not limited to) biotech, pharma, specialty pharma, and medical device companies. RBI private funds prefer to focus on disruptive companies developing their first drug or device changing the paradigm in the area in which they operate.

Mr. Richmond earned his BA in Marketing from Michigan State University in 1994. He earned his Master of Science in Financial Services (MSFS) as well as his CLU, ChFC, CAP designations from the American College. Mr. Richmond is a Certified Public Company Director through the UCLA Anderson School of Management (2021).

Steven Chartier has been our President, Co-Chief Executive Officer, and Director since Jan 15, 2025. With over 30 years of experience in the medical device and biotechnology industries, Mr. Chartier has demonstrated leadership in both large organizations and startup environments. Prior to his current role, from January 2024 to January 2025, he served as Vice President of Regulatory and Quality at Conformal Medical, Inc., a company specializing in cardiovascular left atrial appendage devices. His previous tenure at BioVentrix, spanning from December 2021 to December 2023, included serving as Chief Operating Officer. Mr. Chartier was Vice President of Clinical Operations at Sirtex Medical from September 2020 to December 2021. Mr. Chartier has also held key positions at Cardiovascular Clinical Sciences (2019-2020), Anika Therapeutics (2017-2019), and InfraReDx (2007-2015), where he developed expertise in clinical operations, regulatory affairs, quality assurance, and manufacturing. Notably, at Anika Therapeutics, he was Vice President of Regulatory and Clinical Affairs, overseeing global regulatory strategies and clinical development for the company’s orthobiologics and regenerative medicine pipeline. Mr. Chartier began his career in clinical research and trial coordination at Dana-Farber Cancer Institute and Beth Israel Deaconess Medical Center. Mr. Chartier earned a Bachelor of Arts in Psychology from Saint Anselm College in 1990 and obtained Regulatory Affairs Certification from the Regulatory Affairs Professional Society in 2003.

Dr. Ori Ben-Yehuda has been our Chief Medical Officer since January 2024 and is a distinguished clinical cardiologist and clinical trialist with over 25 years of experience in treating patients with coronary disease, myocardial infarction, and heart failure. In addition to his role at BioVentrix, Dr. Ben-Yehuda is a Professor of Medicine at the University of California, San Diego (UCSD), where he leads the Cardiovascular Outcomes Group at the Sulpizio Cardiovascular Institute. Dr. Ben-Yehuda also holds editorial positions as Editor-in-Chief of Coronary Artery Disease and Deputy Editor of Structural Heart: The Journal of the Heart Team. Dr. Ben-Yehuda’s previous roles include Executive Director of the Clinical Trials Center at the Cardiovascular Research Foundation and Vice President of Cardiovascular Clinical Trials at Gilead Sciences. Dr. Ben-Yehuda has authored and co-authored over 200 peer-reviewed publications and has been recognized with multiple awards, including Top Abstract at the TCT Conference in 2017 and the Sackler Faculty Prize for Excellence for his MD thesis. Dr. Ben-Yehuda earned his medical degree from the Sackler School of Medicine at Tel Aviv University in Israel and completed a cardiovascular medicine fellowship at UCSD.

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Director Nominees

Mark H. Ravich will serve as a director following the consummation of this offering. Since June 2017, Mr. Ravich has been a director of Rockwell Medical (Nasdaq: RMTI), a pharmaceutical company, and is currently a member of its audit committee. Mr. Ravich also currently serves as president of Tri-Star Management, Inc., a commercial real estate management and syndication company that he co-founded in 1998. From October 2010 through December 2022, Mr. Ravich served as a director of Dilon Technologies, Inc., a designer and manufacturer of medical imaging solutions. In addition, from February 2019 to March 2023, Mr. Ravich previously served as a director of BioVentrix. Previously, from February 2013 to 2018, Mr. Ravich served as a director of Orchids Paper Products Company, a national supplier of high-quality consumer tissue products, as well as chairman of its governance committee and as a member of its audit committee. Orchids Paper Products Company filed for Chapter 11 bankruptcy on April 1, 2019, in the U.S. Bankruptcy Court for the District of Delaware. From June 2004 to 2018, Mr. Ravich served as a director of MR Instruments, Inc., an independent designer and manufacturer of advanced MRI Radiofrequency coils. From 1990 until its sale in 1998, Mr. Ravich served as the chief executive officer and a director of Universal International, Inc., a wholesale retail company, where he also led its initial public offering. From 1978 to 1990, Mr. Ravich was a developer of commercial real estate where he was involved with all aspects of development, finance, construction, marketing, leasing and management of various commercial, industrial, office and multi-family real estate projects. Mr. Ravich began his career in 1975 as an account officer at Citibank N.A., where he made real estate construction loans to national real estate developers. Mr. Ravich also is the chief manager of various real estate entities. Mr. Ravich graduated Magna Cum Laude from the Wharton School of the University of Pennsylvania with a B.S. and an M.B.A. degree with a major in finance. We believe that Mr. Ravich’s extensive board experience across the pharmaceutical, medical device, and real estate sectors, combined with his financial expertise and leadership in both public and private companies qualifies him to be a member of our board of directors.

Rishi Puri, M.D., Ph.D., FRACP, FACC

Dr. Puri has been a coronary and structural interventional cardiologist at the Cleveland Clinic since 2018. With his appointment he was also named an Associate Professor of Medicine and Medical Director of the Angiography & IVUS Core Laboratory and has also served in such capacity since 2018. Since July 2025, he has served as Chief Medical Director of T45 Labs, a Bay Area medical device incubator, and since July 2018, he has served as Medical Director of the Atherosclerosis Imaging Core Laboratory. He has held the post of Adjunct Professor at Swinburne University of Technology since 2024. Dr. Puri was Associate Professor (adjunct) at the Institute for Intelligent Systems Research and Innovation at Deakin University from 2017 through April 2025.

He has published over 450 original manuscripts in high-impact journals across a broad topic base including transcatheter structural heart interventions for valvular heart disease and heart failure, atherosclerosis progression-regression and plaque imaging, and coronary physiology/pharmacology. He is actively involved in developing novel device-based technologies in coronary, structural heart disease, and interventional heart failure, and has co-founded and advises a range of medical start-up companies and larger strategics.

Dr. Puri currently serves as global co-principal investigator (“PI”) for the TRICAV-1 and TRICAV-2 FDA pivotal trials, a position he has held since April 2022, and the ADVANCE-DCB first-in-man trial, which he has served as since September 2022. Since early 2025, Dr. Puri has been national principal investigator for the ALLAY-HFrEF trial. He also serves on the global steering committees of multiple other pivotal trials in the aortic, mitral and tricuspid valve therapy space.

Dr. Puri completed his medical degree (MBBS) and a Ph.D. in medicine/cardiology at the University of Adelaide in 2001 and 2014, respectively, during which time he also held an internship, residency, and a fellowship in internal medicine and cardiology at the Royal Adelaide Hospital.Dr. Puri then completed subspecialty training in interventional and structural heart disease at the Québec Heart and Lung Institute in Quebec City from 2014 to 2017, at the Rennes University Hospital during 2017, and was appointed visiting Senior Staff Cardiologist at Royal Adelaide Hospital in 2017 and 2018, and at the Universitätsspital Zürich in 2018.He received his FRACP degree from the Royal Australasian College of Physicians in 2008.

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William T. Abraham, M.D., FACP, FACC, FAHA, FESC, FRCPE

Dr. Abraham, age 66, has served as a member of our board of directors since August 2025. He has also served as a member of the board of directors of scPharmaceuticals Inc. (Nasdaq: SCPH) since February 2021.

Dr. Abraham joined Cardiac Dimensions as Chief Medical Officer in September 2025 having served as Chief Medical Officer of V-Wave Ltd. (now a subsidiary of Johnson & Johnson) since March 2019. Over his career, he has participated as a site principal investigator, national or international principal investigator, and/or on the executive or steering committees in numerous multicenter clinical drug and device trials. He was the lead author of the MIRACLE cardiac resynchronization therapy trial (2002), a principal investigator of the CHAMPION implantable hemodynamic monitoring trial (2011), and a co-principal investigator of the COAPT percutaneous mitral valve repair trial (2018).

Dr. Abraham has authored or co-authored more than 1,000 manuscripts, book chapters, and scientific papers published in peer-reviewed journals, including The New England Journal of Medicine, The Lancet, and The Journal of the American Medical Association. His research interests include the role of the kidney in heart failure, neurohormonal mechanisms in heart failure, sleep-disordered breathing, and clinical drug and device trials in heart failure and cardiac transplantation.

Dr. Abraham received his B.A. in Honors Philosophy from the University of Pittsburgh in 1982 and his M.D. from Harvard Medical School in 1986. He completed his internal medicine residency (1986–1990) at the University of Colorado Health Sciences Center where he also completed fellowships in cardiovascular disease and advanced heart failure/cardiac transplantation (1990–1993) and served on the faculty (1993-1997). He then joined the faculty at the University of Cincinnati as Associate Professor of Medicine and Director, Section of Heart Failure and Cardiac Transplantation from 1997–2000 and subsequently the University of Kentucky faculty as Chief of Cardiovascular Medicine from 2000 to 2002. Dr. Abraham is Professor of Medicine, Physiology and Cell Biology at The Ohio State University Wexner Medical Center having served as the Chief of Cardiovascular Medicine at The Ohio State University from 2002 to 2019. He is board-certified in internal medicine and advanced heart failure and transplant cardiology. We believe that Dr. Abraham’s clinical-trial leadership, academic expertise, regulatory experience, and board service at other life sciences companies qualify him to serve as a member of our board of directors.

Family Relationships

There are no family relationships between or among any of the current directors, executive officers or persons nominated or charged to become directors or executive officers.

Number and Terms of Office of Officers and Directors

Our business and affairs are organized under the direction of our board of directors. Upon the consummation of this offering, our board of directors will consist of five directors, including two executive directors and three independent directors.

Our Amended and Restated Bylaws provide that the number of directors will be fixed by the board of directors within a range of between 1 and 9 directors. The directors need not be stockholders unless so required by our certificate of incorporation. The minimum or maximum number may be increased or decreased from time to time only by an amendment to the bylaws, which power belongs exclusively to our board of directors.

Our officers are appointed by the board of directors and shall hold office at the discretion of the board of directors until their successors are duly elected and qualified, unless sooner removed. Our board of directors is authorized to appoint officers to the offices set forth in our bylaws.

Director Independence

The Nasdaq listing standards require that a majority of our board of directors be independent. An “independent director” is defined generally as a person who has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with our company). We have three “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules prior to completion of this offering.

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Our board has determined that Mark Ravich, Rishi Puri and William Abraham are independent directors under applicable SEC and Nasdaq rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Board Committees

Our board of directors has established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee. Our board of directors has adopted a charter for each of these three committees. Prior to the completion of this offering, copies of each committee’s charter will be posted on the Investor Relations section of our website, which will be located at www.bioventrix.com. Each of the committees of our board of directors shall have the composition and responsibilities described below. Our board of directors may from time to time establish other committees as it deems appropriate.

Audit Committee

Mr. Ravich, Dr. Abraham and Dr. Puri will serve as members of our Audit Committee with Mr. Ravich serving as the chairman of the Audit Committee. Each of our Audit Committee members will satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our board of directors has determined that Mark Ravich possesses accounting or related financial management experience that qualifies her as an “audit committee financial expert” as defined by the rules and regulations of the SEC. Our Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our Audit Committee will perform several functions, including:

●	evaluating the performance, independence and qualifications of our independent registered public accounting firm and determining whether to retain our existing independent registered public accounting firm or engage new independent registered public accounting firm;

●	reviewing and approving the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services;

●	reviewing our annual and quarterly financial statements and reports, including the disclosures contained under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and discussing the statements and reports with our independent registered public accounting firm and management;

●	reviewing with our independent registered public accounting firm and management significant issues that arise regarding accounting principles and financial statement presentation and matters concerning the scope, adequacy and effectiveness of our financial controls;

●	reviewing our major financial risk exposures, including the guidelines and policies to govern the process by which risk assessment and risk management is implemented; and

●	reviewing and evaluating on an annual basis the performance of the audit committee, including compliance of the audit committee with its charter.

Compensation Committee

Mr. Ravich, Dr. Abraham and Dr. Puri will serve as members of our Compensation Committee with Mr. Ravich serving as the chairman of the Compensation Committee. All of our Compensation Committee members satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. The functions of this committee include, among other things:

●	reviewing, modifying and approving (or if it deems appropriate, making recommendations to the full board of directors regarding) our overall compensation strategy and policies;

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●	reviewing and approving the compensation, the performance goals and objectives relevant to the compensation, and other terms of employment of our executive officers;

●	reviewing and approving (or if it deems appropriate, making recommendations to the full board of directors regarding) the equity incentive plans, compensation plans and similar programs advisable for us, as well as modifying, amending or terminating existing plans and programs;

●	reviewing and approving the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for our executive officers;

●	reviewing with management and approving our disclosures under the caption “Compensation Discussion and Analysis” in our periodic reports or proxy statements to be filed with the SEC; and

●	preparing the report that the SEC requires in our annual proxy statement.

Nominating and Corporate Governance Committee

Mr. Ravich, Dr. Abraham, and Dr. Puri will serve as members of our Nominating and Corporate Governance Committee with Mr. Ravich serving as the chairman of the Nominating and Corporate Governance Committee. All of our Nominating and Corporate Governance Committee members will satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. The functions of this committee include, among other things:

●	identifying, reviewing and evaluating candidates to serve on our board of directors consistent with criteria approved by our board of directors;

●	evaluating director performance on the board and applicable committees of the board and determining whether continued service on our board is appropriate;

●	evaluating, nominating and recommending individuals for membership on our board of directors; and

●	evaluating nominations by stockholders of candidates for election to our board of directors.

The nominating and corporate governance committee will take into account many factors in determining recommendations for persons to serve on the board of directors, including the following:

●	personal and professional integrity, ethics and values;

●	experience in corporate management, such as serving as an officer or former officer of a publicly-held company;

●	experience as a board member or executive officer of another publicly-held company;

●	strong finance experience;

●	diversity of expertise and experience in substantive matters pertaining to our business relative to other board members;

●	diversity of background and perspective including, without limitation, with respect to age, gender, race, place of residence and specialized experience;

●	experience relevant to our business industry and with relevant social policy concerns; and

●	relevant academic expertise or other proficiency in an area of our business operations.

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Role of Board in Risk Oversight Process

Periodically, our board of directors assesses these roles and the board of directors leadership structure to ensure the interests of our company and our stockholders are best served. Our board of directors has determined that its current leadership structure is appropriate.

While management is responsible for assessing and managing risks to our company, our board of directors is responsible for overseeing management’s efforts to assess and manage risk. This oversight is conducted primarily by our full board of directors, which has responsibility for general oversight of risks, and standing committees of our board of directors. Our board of directors satisfies this responsibility through full reports by each committee chair regarding the committee’s considerations and actions, as well as through regular reports directly from officers responsible for oversight of particular risks within our company. Our board of directors believes that full and open communications between management and the board of directors are essential for effective risk management and oversight.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves, or in the past has served, as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our board of directors or our compensation committee. None of the members of our compensation committee is, or has ever been, an officer or employee of our company.

Clawback Policy

We will adopt a compensation recovery policy that is compliant with Nasdaq listing rules as required by the Dodd-Frank Act.

Code of Business Conduct and Ethics

On or prior to the completion of this offering, we will adopt a written code of business conduct and ethics that applies to our employees, officers and directors. A current copy of the code will be posted on the Corporate Governance section of our website, which will be located at www.bioventrix.com. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of such provisions applicable to any principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and our directors, on our website identified above or in filings with the SEC.

Involvement in Certain Legal Proceedings

Except as otherwise disclosed below, to the best of our knowledge, none of our directors or executive officers has, during the past ten years:

●	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

●	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time. Mr. Ravich served as a director of Orchids Paper Products Company from February 2013 to 2018, as well as chairman of the governance committee and as a member of the audit committee. Orchids Paper Products Company filed for Chapter 11 bankruptcy on April 1, 2019, in the U.S. Bankruptcy Court for the District of Delaware;

●	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, by any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

●	been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

From time to time, we may be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our company’s resources, including our company’s management’s time and attention.

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EXECUTIVE AND DIRECTOR COMPENSATION

The following table sets forth the aggregate compensation paid to our named executive officers and directors for the fiscal years ended December 31, 2024 and 2023. Individuals we refer to as our “named executive officers” include our Chief Executive Officer and any other highly compensated executive officers whose total compensation for services rendered in all capacities exceeded $100,000 during the fiscal years ended December 31, 2024 and 2023.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
David Richmond, Chief Executive Officer and Director	2024	-	-	$140,532[1]	-	-	-	-	$140,352
Steve Chartier, Chief Operating Officer	2024	$10,385[4]	-	$73,332[2]	-	-	-	-	$83,717
	2023	$300,000	$85,500	-				$14,511[5]	$400,011
Ori Ben-Yehuda, Chief Medical Officer	2024			$73,332[3]				-	$73,332
	2023	$219,077		-				$6,039[5]	$225,116

(1) Was not compensated as CEO other than 175,665 restricted stock awards that vested with a fair value of $0.80 per share

(2) Restricted stock awards totaling 91,665 shares that vested with a fair value of $0.80 per share

(3) Was not compensated as CMO other than 91,665 restricted stock awards that vested with a fair value of $0.80 per share

(4) Received compensation as Chief Operating Officer beginning in December of 2021 through January of 2024, not paid as a Director

(5) Pay out of unused vacation time

Employment Arrangements with our Executive Officers and Directors

We entered into employment agreements with each of our named executive officers. Under the agreements, Messrs. Chartier and Richmond report to our Board, and Dr. Ben-Yehuda reports to Messrs. Chartier and Richmond, our Co-CEOs.

Each agreement will continue until terminated in accordance with its terms, and provides for (A) an annual base salary paid in accordance with our normal payroll practices and which may be increased in the discretion of our board of directors, but not reduced, (B) a target annual bonus equal to 30% for Messrs. Chartier and Richmond and 25% for Dr. Ben-Yehuda, with the actual amount of such bonus determined in the discretion of our board of directors, based on the achievement of individual and/or company performance goals determined by our board of directors and payable on the date annual bonuses are paid to our other senior executives, but in no event later than March 15th of the calendar year following the calendar year in which such annual bonus was earned, provided the applicable executive is employed in active working status with the company at the time the bonus is paid, (C) eligibility to receive equity-based compensation awards, as determined by our board for each calendar year during the employment period, (D) eligibility to participate in customary health, welfare and retirement benefit plans we provide our employees, (E) prompt reimbursement for all reasonable business expenses, and (F) fifteen vacation days annually.

Under the employment agreements for Messrs. Chartier and Richmond, if the executive’s employment is terminated by the company without “cause,” or by the executive for “good reason” (each, as defined in the applicable employment agreement, and referred to herein as a qualifying termination) then the executive will be entitled to receive severance in an amount equal to one times the executive’s base salary, as in effect on the termination date, payable over twelve months following the termination date, subject to the executive executing and not revoking a release of claims in favor of the company.

The employment agreements also include standard confidentiality and invention assignment provisions and a “best pay” provision under Section 280G of the Code, pursuant to which any “parachute payments” that become payable to the executive will either be paid in full or reduced so that such payments are not subject to the excise tax under Section 4999 of the Code, whichever results in the better after-tax treatment to the executive.

The following table sets forth each executive’s title and annual base salary under his employment agreement.

Name	Title	Base Salary
Steve Chartier	President and Co-CEO	$375,000
David Richmond	Co-CEO	$300,000
Dr. Ori Ben-Yehuda	Chief Medical Officer	$240,000

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Outstanding Equity Awards at Fiscal 2024 Year-End

There were no stock options outstanding as of December 31, 2024. There were 414,000 RSAs outstanding as of December 31, 2024, of which 358,995 were vested as of December 31, 2024, resulting in $287,196 of expense

			Option Awards				Stock Awards
Name	Vesting Commencement Date	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
David Richmond	3/18/24	3/18/24					-	$-
Chief Executive Officer	9/3/24	9/3/24					18,335	$14,668

Ori Ben-Yehuda	3/18/24	3/18/24					-	$-
Chief Medical Officer	9/3/24	9/3/24					18,335	$14,668

Steve Chartier	3/18/24	3/18/24					-	$-
Chief Operating Officer	9/3/24	9/3/24					18,335	$14,668

Summary of Material Terms of the 2024 Plan

The following is a summary of the material features of the BioVentrix, Inc. 2024 Equity Incentive Plan (the “2024 Plan”).

Eligibility

The Administrator may grant awards to any director, employee or consultant of the Company or its affiliates. Only employees are eligible to receive incentive stock options.

Administration

The 2024 Plan is administered by the Board of Directors (the “Board”) or one more committees or subcommittees of the Board, (collectively, the “Administrator”). The Administrator has the authority to construe and interpret the 2024 Plan and the awards granted under it, and to establish, amend, and revoke rules and regulations for its administration. The Administrator may correct any defect, omission, or inconsistency in the 2024 Plan or in any award in a manner and to the extent it deems necessary or expedient to make the 2024 Plan fully effective.

Share Reserve

The maximum aggregate number of shares of our common stock (the “Shares”) that may be issued under the 2024 Plan is 1,500,000.

1,500,000 Shares may be issued upon the exercise of incentive stock options.

The share reserve described herein may be subject to certain adjustments in the event of certain changes in our capitalization (see Equitable Adjustments below).

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Types of Awards

The 2024 Plan provides for the grant of stock options (both incentive stock options and nonqualified stock options) and restricted stock (collectively, “awards”).

Stock Options. The 2024 Plan permits the granting of both options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”) and options that do not so qualify. Options granted under the 2024 Plan will be nonqualified options if they fail to qualify as incentive stock options or exceed the annual limit on incentive stock options. Incentive stock options may only be granted to our employees. Nonqualified options may be granted to any persons eligible to receive awards under the 2024 Plan.

The exercise price of each option will be determined by the Administrator, but such exercise price may not be less than 100% of the fair market value of one Share on the date of grant or, in the case of an incentive stock option granted to a 10% or greater stockholder, 110% of such Share’s fair market value. The term of each option will be set by the Administrator and may not exceed ten (10) years from the date of grant (or five (5) years for an incentive stock option granted to a 10% or greater stockholder). The Administrator will determine at what time or times each option may be exercised, including the ability to accelerate the vesting of such options.

Restricted Stock. A restricted stock award is an award of Shares that vests in accordance with the terms and conditions established by the Administrator. The Administrator will determine the persons to whom grants of restricted stock awards are made, the number of restricted shares to be awarded, the price (if any) to be paid for the restricted shares, the time or times within which awards of restricted stock may be subject to forfeiture, the vesting schedule and rights to acceleration thereof, and all other terms and conditions of restricted stock awards. Unless otherwise provided in the applicable award agreement, a participant generally will have the rights and privileges of a stockholder as to such restricted shares, including, without limitation, the right to vote such restricted shares and the right to receive cash dividends, if applicable.

Repricing

Notwithstanding anything to the contrary in the 2024 Plan, unless a repricing is approved by shareholders, the Administrator may not reprice options granted under the 2024 Plan.

Equitable Adjustments

If any change is made in the Shares subject to the 2024 Plan, or subject to any stock award, without the receipt of consideration (through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction not involving the receipt of consideration by us), the 2024 Plan will be appropriately adjusted in the class(es) and maximum number of securities subject to the 2024 Plan and the outstanding awards will be appropriately adjusted in the class(es) and number of securities and price per Share subject to such outstanding awards.

Change in Control

In the event of (x) a sale, lease or other disposition of all or substantially all of our assets, (y) a merger or consolidation in which we are not the surviving corporation or (z) a reverse merger in which we are the surviving corporation but the Shares outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities, cash or otherwise, all options outstanding under the 2024 Plan will be treated in the manner described in the definitive transaction agreement approved by the Board, which agreement need not treat all options outstanding in an identical manner. Such treatment may include, without limitation, one or more of the following with respect to each outstanding option outstanding under the 2024 Plan: (i) continuation of the option by the us (if we are the surviving entity in the transaction), (ii) assumption of the option by the surviving corporation or its parent in a manner that complies with applicable law and tax provisions, (iii) substitution by the surviving corporation or its parent of a new option or stock purchase right for the option in a manner than complies with applicable law and tax provisions, (iv) cancellation of the option and a payment of the spread (unless such option is underwater, in which case it may be cancelled for no payment), (v) cancellation of the option without the payment of any consideration; provided that the optionholder will be notified of such treatment and given an opportunity to exercise the option to the extent vested, (vi) suspension of the optionholder’s right to exercise the option during a limited period of time preceding the closing if such suspension is administratively necessary to permit the closing of the transaction, and/or (vii) termination of any right of an optionholder has to exercise the option prior to vesting in the shares subject to the option, such that at or following the closing of the transaction, the option may only be exercised to the extent it is vested, in each case, as determined by the Board.

Term

The 2024 Plan became effective upon approval by the Board on August 7, 2024, but was terminated in connection with our adoption of the 2025 Plan, as discussed below. Awards made under the 2024 Plan will remain subject to the terms and conditions of such plan until they vest, expire, or are forfeited. Following the termination of the 2024 Plan, no further awards may be made under the 2024 Plan, and the remaining Shares reserved for issuance under the 2024 Plan have been allocated to the 2025 Plan.

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Summary of Material Terms of the 2025 Plan

The following is a summary of the material features of the BioVentrix, Inc. 2025 Equity Incentive Plan (the “2025 Plan”), which was adopted by the Board and our stockholders on [________].

Eligibility

The Administrator may grant awards to any director, employee or consultant of the Company or its subsidiaries. Only employees are eligible to receive incentive stock options.

Administration

The 2025 Plan will be administered by the Board of Directors (the “Board”) or one more committees or subcommittees of the Board, which will be comprised, unless otherwise determined by the Board, solely of not less than two members who will be non-employee directors (a “Committee”), or any officer that has been delegated administrative authority pursuant to the 2025 Plan for the duration such delegation is in effect (collectively, the “Administrator”). The Administrator, which initially will be the Board with respect to awards to non-employee directors and the Compensation Committee of our Board with respect to other participants. The Administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of the 2025 Plan, subject to the 2025 Plan’s express terms and conditions. The Administrator will also set the terms and conditions of all awards under the 2025 Plan, including any vesting and vesting acceleration conditions.

Share Reserve

The maximum aggregate number of Shares that may be issued under the 2025 Plan is the sum of (A) any shares that are available for issuance under the 2024 Plan as of the Effective Date, plus (B) an increase commencing on January 1, 2026, and continuing annually on each anniversary thereof through and including January 1, 2035, equal to the lesser of (i) [__]% of the Shares outstanding on the last day of the immediately preceding calendar year and (ii) such smaller number of Shares as determined by the Board or the Committee.

[_________] Shares may be issued upon the exercise of incentive stock options.

Shares issuable under the 2025 Plan may be authorized, but unissued, or reacquired shares. Shares underlying any awards under the 2025 Plan that are settled in cash, forfeited, canceled, repurchased, held back upon exercise of an option or settlement of an award to cover the exercise price or tax withholding satisfied without the issuance of stock or otherwise terminated (other than by exercise) will be added back to the Shares available for issuance under the 2025 Plan, although Shares shall not again become available for issuance as incentive stock options. Additionally, Shares issued as “substitute awards” (as defined in the 2025 Plan) will not count against the 2025 Plan’s share limit, except substitute awards that are incentive stock options will count against the incentive stock option limit.

The share reserve described herein may be subject to certain adjustments in the event of certain changes in our capitalization (see Equitable Adjustments below).

Annual Limitation on Awards to Non-Employee Directors

The 2025 Plan contains a limitation whereby the value of all awards under the 2025 Plan and all other cash compensation paid by us to any non-employee director may not exceed $950,000 for the first calendar year a non-employee director is initially appointed to the Board, and $700,000 in any other calendar year.

Types of Awards

The 2025 Plan provides for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, dividend equivalent awards, and other stock- or cash-based awards (collectively, “awards”).

Stock Options. The 2025 Plan permits the granting of both options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”) and options that do not so qualify. Options granted under the 2025 Plan will be nonqualified options if they fail to qualify as incentive stock options or exceed the annual limit on incentive stock options. Incentive stock options may only be granted to employees of the Company and its subsidiaries. Nonqualified options may be granted to any persons eligible to receive awards under the 2025 Plan.

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The exercise price of each option will be determined by the Administrator, but such exercise price may not be less than 100% of the fair market value of one Share on the date of grant or, in the case of an incentive stock option granted to a 10% or greater stockholder, 110% of such Share’s fair market value. The term of each option will be set by the Administrator and may not exceed ten (10) years from the date of grant (or five (5) years for an incentive stock option granted to a 10% or greater stockholder). The Administrator will determine at what time or times each option may be exercised, including the ability to accelerate the vesting of such options.

Stock Appreciation Rights. The Administrator may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to Shares or cash, equal to the value of the appreciation in our stock price over the exercise price, as set by the Administrator and which will be at least equal to the fair market value of a Share on the grant date. The term of each stock appreciation right will be set by the Administrator and may not exceed ten years from the date of grant. The Administrator will determine at what time or times each stock appreciation right may be exercised, including the ability to accelerate the vesting of such stock appreciation rights.

Restricted Stock. A restricted stock award is an award of Shares that vests in accordance with the terms and conditions established by the Administrator. The Administrator will determine the persons to whom grants of restricted stock awards are made, the number of restricted shares to be awarded, the price (if any) to be paid for the restricted shares, the time or times within which awards of restricted stock may be subject to forfeiture, the vesting schedule and rights to acceleration thereof, and all other terms and conditions of restricted stock awards. Unless otherwise provided in the applicable award agreement, a participant generally will have the rights and privileges of a stockholder as to such restricted shares, including without limitation the right to vote such restricted shares and the right to receive cash dividends, if applicable.

Restricted Stock Units. Restricted stock units are the right to receive Shares at a future date in accordance with the terms of such grant upon the attainment of certain conditions specified by the Administrator. Restrictions or conditions could include, but are not limited to, the attainment of performance goals, continuous service with the Company or its subsidiaries, the passage of time or other restrictions or conditions. The Administrator determines the persons to whom grants of restricted stock units are made, the number of restricted stock units to be awarded, the time or times within which awards of restricted stock units may be subject to forfeiture, the vesting schedule, and rights to acceleration thereof, and all other terms and conditions of the restricted stock unit awards. The value of the restricted stock units may be paid in Shares, cash, other securities, other property, or a combination of the foregoing, as determined by the Administrator.

The holders of restricted stock units will have no voting rights. Prior to settlement or forfeiture, restricted stock units awarded under the 2025 Plan may, at the Administrator’s discretion, provide for a right to dividend equivalents.

Performance Awards. The Administrator has the authority to grant stock options, stock appreciation rights, restricted stock, or restricted stock units as a performance award, which means that such awards vest at least in part upon the attainment of one or more specified performance criteria. For each performance period, the Administrator will have the sole authority to select the length of such performance period, the types of performance awards to be granted, the performance criteria that will be used to establish the performance goals, and the level(s) of performance which shall result in a performance award being earned. At any time, the Administrator may adjust or modify the calculation of a performance goal for a performance period to appropriately reflect any circumstance or event that occurs during a performance period and that, in the Administrator’s sole discretion, warrants adjustment or modification. Depending on the type of performance award granted, the previously discussed terms and conditions will also apply to a performance award.

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Performance criteria for a performance award may be based on the attainment of specific levels of our performance (and/or one or more subsidiaries, divisions, business segments or operational units, or any combination of the foregoing) and may include, without limitation, any of the following: (i) net earnings or net income (before or after taxes); (ii) basic or diluted earnings per share (before or after taxes); (iii) revenue or revenue growth (measured on a net or gross basis); (iv) gross profit or gross profit growth; (v) operating profit (before or after taxes); (vi) return measures (including, but not limited to, return on assets, capital, invested capital, equity, or sales); (vii) cash flow (including, but not limited to, operating cash flow, free cash flow, net cash provided by operations and cash flow return on capital); (viii) financing and other capital raising transactions (including, but not limited to, sales of our equity or debt securities); (ix) earnings before or after taxes, interest, depreciation and/or amortization; (x) gross or operating margins; (xi) productivity ratios; (xii) share price (including, but not limited to, growth measures and total shareholder return); (xiii) expense targets; (xiv) margins; (xv) productivity and operating efficiencies; (xvi) customer satisfaction; (xvii) customer growth; (xviii) working capital targets; (xix) measures of economic value added; (xx) inventory control; (xxi) enterprise value; (xxii) sales; (xxiii) debt levels and net debt; (xxiv) combined ratio; (xxv) timely launch of new facilities; (xxvi) client retention; (xxvii) employee retention; (xxviii) timely completion of new product rollouts; (xxix) cost targets; (xxx) reductions and savings; (xxxi) productivity and efficiencies; (xxxii) strategic partnerships or transactions; and (xxxiii) personal targets, goals or completion of projects. Any one or more of the performance criteria may be used on an absolute or relative basis to measure our performance and/or one or more subsidiaries as a whole or any business unit(s) of the Company and/or one or more subsidiaries or any combination thereof, or any of the above performance criteria may be compared to the performance of a selected group of comparison or peer companies, or a published or special index that the Administrator deems appropriate, or as compared to various stock market indices.

Dividend Equivalents. An award of dividend equivalents entitles the holder to be credited with an amount equal to all dividends paid on one Share while the holder’s tandem award is outstanding. Dividend equivalents may be paid currently or credited to an account for the participant, settled in cash or Shares, and subject to the same restriction on transferability and forfeitability as the award with respect to which the dividend equivalents are granted.

Other Stock- or Cash-Based Awards. Other stock-based awards may be granted either alone, in addition to, or in tandem with, other awards granted under the 2025 Plan and/or cash awards made outside of the 2025 Plan. The Administrator shall have authority to determine the service providers to whom and the time or times at which other stock-based awards shall be made, the amount of such other stock-based awards, and all other conditions of the other stock-based awards including any dividend and/or voting rights. The Administrator may grant cash awards in such amounts and subject to such performance or other vesting criteria and terms and conditions as the Administrator may determine.

Repricing

Notwithstanding anything to the contrary in the 2025 Plan, unless a repricing is approved by shareholders, in no case may the Administrator (i) amend an outstanding option or stock appreciation right to reduce the exercise price of the award, (ii) cancel, exchange, or surrender an outstanding option or stock appreciation right in exchange for cash or other awards for the purpose of repricing the award, or (iii) cancel, exchange, or surrender an outstanding option or stock appreciation right in exchange for an option or stock appreciation right with an exercise price that is less than the exercise price of the original award.

Equitable Adjustments

In the event of a merger, consolidation, recapitalization, stock split, reverse stock split, reorganization, split-up, spin-off, combination, repurchase or other change in corporate structure affecting the Shares, the Administrator will adjust (i) the number and class of shares which may be delivered under the 2025 Plan (or number and kind of other securities or other property); (ii) the number, class and price (including the exercise or strike price of options and stock appreciation rights) of shares subject to outstanding awards, (iii) any applicable performance criteria, performance period, and other terms and conditions of outstanding performance awards, and (iv) the 2025 Plan’s numerical limits.

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Change in Control

In the event of any proposed change in control (as defined in the 2025 Plan), the Administrator will take any action as it deems appropriate, which action may include, without limitation, the following: (i) the continuation of any award, if we are the surviving corporation; (ii) the assumption of any award by the surviving corporation or its parent or subsidiary; (iii) the substitution by the surviving corporation or its parent or subsidiary of equivalent awards; (iv) accelerated vesting of the award, with all performance objectives and other vesting criteria deemed achieved at targeted levels, and a limited period during which to exercise the award prior to closing of the change in control, or (v) settlement of any award for the change in control price (less, to the extent applicable, the per share exercise price). Unless determined otherwise by the Administrator, in the event that the successor corporation refuses to assume or substitute for the award, a participant shall fully vest in and have the right to exercise the award as to all the underlying Shares, including those that would not otherwise be vested or exercisable, all applicable restrictions will lapse, and all performance objectives and other vesting criteria will be deemed achieved at targeted levels.

Term

The 2025 Plan will become effective when approved by our shareholders, and, unless terminated earlier, the 2025 Plan will continue in effect for a term of ten (10) years.

Amendment and Termination

Our Board may amend, alter, suspend, or terminate the 2025 Plan at any time. No amendment or termination of the 2025 Plan will materially impair the rights of any participant, unless mutually agreed otherwise between the participant and us. Approval of the stockholders shall be required for any amendment, where required by applicable law, as well as (i) to increase the number of Shares available for issuance under the 2025 Plan and (ii) to change the persons or class of persons eligible to receive awards under the 2025 Plan.

Recoupment Policy

All awards granted under the 2025 Plan, all amounts paid under the 2025 Plan, and all Shares issued under the 2025 Plan shall be subject to reduction, recoupment, clawback, or recovery by us in accordance with applicable laws and with our policy.

Form S-8

We intend to file with the SEC a registration statement on Form S-8 covering the Shares issuable under the 2025 Plan.

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Material United States Federal Income Tax Considerations

The following is a general summary under current law of the material U.S. federal income tax considerations related to awards and certain transactions under the 2024 Plan and the 2025 Plan, based upon the current provisions of the Code and regulations promulgated thereunder. This summary deals with the general federal income tax principles that apply and is provided only for general information. It does not describe all federal tax consequences under the 2024 Plan and the 2025 Plan, nor does it describe state, local, or foreign income tax consequences or federal employment tax consequences. The rules governing the tax treatment of such awards are quite technical, so the following discussion of tax consequences is necessarily general in nature and is not complete. In addition, statutory provisions are subject to change, as are their interpretations, and their application may vary in individual circumstances. This summary is not intended as tax advice to participants, who should consult their own tax advisors.

Neither the 2024 Plan nor the 2025 Plan is qualified under the provisions of Section 401(a) of the Code, and neither is subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended. Our ability to realize the benefit of any tax deductions described below depends on our generation of taxable income as well as the requirement of reasonableness and the satisfaction of our tax reporting obligations.

Incentive Stock Options. No taxable income is generally realized by the optionee upon the grant or exercise of an incentive stock option. If Shares issued to an optionee pursuant to the exercise of an incentive stock option are sold or transferred after two years from the date of grant and after one year from the date of exercise, then generally (i) upon sale of such Shares, any amount realized in excess of the option exercise price (the amount paid for the shares) will be taxed to the optionee as a long-term capital gain, and any loss sustained will be a long-term capital loss, and (ii) neither we nor our subsidiaries will be entitled to any deduction for federal income tax purposes; provided that such incentive stock option otherwise meets all of the technical requirements of an incentive stock option. The exercise of an incentive stock option will give rise to an item of tax preference that may result in alternative minimum tax liability for the optionee.

If the Shares acquired upon the exercise of an incentive stock option are disposed of prior to the expiration of the two-year and one-year holding periods described above (a “disqualifying disposition”), generally (i) the optionee will realize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the Shares at exercise (or, if less, the amount realized on a sale of such Shares) over the option exercise price thereof, and (ii) the Company or its subsidiaries will be entitled to deduct such amount. Special rules will apply where all or a portion of the exercise price of the incentive stock option is paid by tendering Shares.

If an incentive stock option is exercised at a time when it no longer qualifies for the tax treatment described above, the option is treated as a nonqualified option. Generally, an incentive stock option will not be eligible for the tax treatment described above if it is exercised more than three months following termination of employment (or one year in the case of termination of employment by reason of disability). In the case of termination of employment by reason of death, the three-month rule does not apply.

Nonqualified Options. No income is generally realized by the optionee at the time a nonqualified option is granted. Generally, (i) at exercise, ordinary income is realized by the optionee in an amount equal to the difference between the option exercise price and the fair market value of the Shares issued on the date of exercise, and the Company or its subsidiaries receive a tax deduction for the same amount, and (ii) at disposition, appreciation or depreciation after the date of exercise is treated as either short-term or long-term capital gain or loss depending on how long the Shares have been held. Special rules will apply where all or a portion of the exercise price of the nonqualified option is paid by tendering Shares. Upon exercise, the optionee will also be subject to Social Security taxes on the excess of the fair market value of the Shares over the exercise price of the option.

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Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Dividend Equivalent Awards and Other Stock- and Cash-Based Awards. The current federal income tax consequences of other awards generally follow certain basic patterns: (i) stock appreciation rights are taxed and deductible in substantially the same manner as nonqualified options; (ii) nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value of the Shares over the price paid, if any, only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant through a Section 83(b) election); and (iii) restricted stock units, dividend equivalents, and other stock- or cash-based awards are generally subject to tax at the time of payment. The Company or its subsidiaries generally should be entitled to a federal income tax deduction in an amount equal to the ordinary income recognized by the participant at the time the participant recognizes such income.

The participant’s basis for the determination of gain or loss upon the subsequent disposition of Shares acquired from a stock appreciation right, restricted stock, restricted stock unit, dividend equivalent award, or other stock-based award will be the amount paid for such Shares plus any ordinary income recognized when the Shares were originally delivered, and the participant’s capital gain holding period for those shares will begin on the day after they are transferred to the participant.

Performance Awards. The tax consequences of performance awards will generally mirror those of the underlying award type, each of which is discussed above.

Parachute Payments. The vesting of any portion of an award that is accelerated due to the occurrence of a change in control (such as a sale event) may cause all or a portion of the payments with respect to such accelerated awards to be treated as “parachute payments” as defined in the Code. Any such parachute payments may be non-deductible to either the Company or its subsidiaries, in whole or in part, and may subject the recipient to a non-deductible 20% federal excise tax on all or a portion of such payment (in addition to other taxes ordinarily payable).

Section 409A. The foregoing description assumes that Section 409A of the Code does not apply to an award under the 2024 Plan or the 2025 Plan. In general, stock options and stock appreciation rights are exempt from Section 409A if the exercise price per share is at least equal to the fair market value per share of the underlying stock at the time the option or stock appreciation right was granted. Restricted stock awards are not generally subject to Section 409A. Restricted stock units are subject to Section 409A unless they are settled within two and one-half months after the end of the later of (1) the end of our fiscal year in which vesting occurs or (2) the end of the calendar year in which vesting occurs. If an award is subject to Section 409A and the provisions for the exercise or settlement of that award do not comply with Section 409A, then the participant would be required to recognize ordinary income whenever a portion of the award vested (regardless of whether it had been exercised or settled). This amount would also be subject to a 20% federal tax and premium interest in addition to the federal income tax at the participant’s usual marginal rate for ordinary income.

Director Compensation

Other than as set forth in the table above relating to their capacity as officers, our board members did not pay any compensation, reimburse any expense of, make any equity awards or non-equity awards to, or pay any other compensation to, any of the other non-employee members of the Board in the fiscal year ended December 31, 2024.

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PRINCIPAL STOCKHOLDERS

The following table sets forth certain information concerning the ownership of our common stock as of the date of this prospectus, with respect to: (i) each person, or group of affiliated persons, known to us to be the beneficial owner of 5% or more of our common stock; (ii) each of our directors; (iii) each of our named executive officers; and (iv) all of our current directors and executive officers as a group.

Applicable percentage ownership is based on 13,270,713 shares of our common stock outstanding as of the date of this prospectus, which includes 7,558,068 shares of common stock being issued upon the closing of this offering in connection with the conversion of: (i) 1,565,000 shares of our existing Series A Preferred Stock into 1,565,000 shares of common stock, (ii) $3,789,901 of our existing Series A Secured Convertible Notes into 3,789,901 shares of our common stock, and (iii) $7,336,546 of our existing Series A-1 Secured Convertible Notes into 2,203,167 shares of our common stock as of the date of this prospectus. In addition, the number of shares and percentage of beneficial ownership after the offering assumes the sale and gives effect to the issuance by us of shares of common stock in this offering and assuming an initial public offering price of $ per share (the mid-point of the price range set forth on the cover page of this prospectus). The percentage ownership information assumes no exercise of the underwriters of their’ over-allotment option to purchase additional shares of common stock.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to such securities. In addition, pursuant to such rules, we deemed outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of the date of this prospectus. We did not deem such shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the beneficial owners named in the table below have sole voting and investment power with respect to all shares of our common stock that they beneficially own, subject to applicable community property laws.

	Shares of common stock Beneficially Owned Prior to Offering			Shares of common stock Beneficially Owned After Offering
Name and Address of Beneficial Owner (1)	Number(7) (8)		Percentage (2)	Number	Percentage (3)
Executive Officers, Directors and Director Nominees
Steve Chartier	110,530		*		*
Ori Ben-Yehuda	110,000		*		*
David Richmond	4,036,116	(4)	30.41%		[●]	%
Mark Ravich	998,154	(6)	7.52%		[●]	%
Rishi Puri	–
William T. Abraham	–

All directors and executive officers as a group (4 individuals)	5,254,799		39.60%			%

5% or Greater Stockholders
Michael Taglich	1,390,549	(5)	10.48%		[●]	%

* Less than 1%.

(1)	Except as otherwise indicated, the business address of our directors and executive officers is 120 Forbes Blvd., Suite 125, Mansfield, MA 02048.

(2)	Based on 13,270,713 shares of common stock outstanding as of the date of this prospectus.

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(3)	Based on [●] shares of common stock outstanding immediately after the offering assuming no exercise of the underwriters’ over-allotment option.

(4)	Includes (a) 194,000 shares of common stock directly held by Mr. Richmond (including 25,665 shares of common stock from Second RSU Grant 2024 and 18,335 shares of common stock from Second RSU Grant 2025), (b) 2,461,798 shares of common stock, comprised of 148,400 Series A shares convertible into common stock and $2,313,398 Secured Convertible Notes held by RBI BioVentrix LLC convertible into 2,313,398 shares of common stock, (c) 461,223 shares of common stock comprised of 385,832 shares of common stock and 75,391 Series A shares convertible into common stock held by RBI Opportunities Fund LLC, (d) 355,595 shares of common stock comprised of 311,668 shares of common stock and 43,927 Series A shares convertible into common stock held by RBI BV Private Investment, (e) 277,590 common shares comprised of 226,025 shares of common stock and 51,565 Series A shares convertible into common stock held by RBI Private Investment III LLC, (f) 255,740 shares, comprised of 215,077 shares of common stock and 40,663 Series A shares convertible into common stock held by RBI Opportunities Fund II LLC, (g) 11,199 shares comprised of 8,300 shares of common stock and 2,899 Series A shares convertible into common stock held by David Richmond & Stephanie Richmond, (h) 9,486 shares comprised of 8,123 shares of common stock and 1,363 Series A shares convertible into common stock held by RBI Private Investment I LLC, and (i) 9,485 shares, comprised of 8,123 shares of common stock and 1,362 Series A shares convertible into common stock held by Richmond Brothers Inc. Mr. Richmond is the Manager and has voting and investment control of RBI BioVentrix LLC, RBI Opportunities Fund LLC, RBI BioVentrix, LLC, RBI BV Private Investment, RBI Private Investment III LLC, RBI Opportunities Fund II LLC, David Richmond & Stephanie Richmond, RBI Private Investment I LLC, and Richmond Brothers Inc, (collectively, the “Richmond Entities”). Mr. Richmond disclaims any beneficial ownership of the securities held by the Richmond Entities, other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(5)	Includes (a) 381,952 shares, comprised of 119,902 shares of common stock and 262,050 Series A shares convertible into common stock held directly by Mr. Taglich, (b) 103,654 shares of common stock held by Taglich Brothers Inc., (c) 84,408 shares of common stock held by Michael N. Taglich & Claudia Taglich, (d) 177 shares of common stock held by Claudia Ruggiero Taglich, (e) 3,179 shares of common stock held by Michael Taglich C/F Amanda Taglich UTMA NY, (f) 3,179 shares of common stock held by Michael Taglich C/F Lucy Taglich UTMA NY, (g) 3,179 shares of common stock held by Michael Taglich C/F Stella Taglich UTMA NY, (h) 130,142 shares of common stock held by Michael N. Taglich Keogh Account, (i) 3,179 shares of common stock held by Michael Taglich TTEE Hope A Taglich Supplemental Needs Trust UAD 8/23/17, and (j) 677,500 Series A shares convertible into common stock held by Bioventrix investors LLC. Mr. Taglich is the President of Taglich Brothers Inc., Michael N. Taglich Keogh Account, Michael Taglich TTEE Hope A Taglich Supplemental Needs Trust UAD 8/23/17, and Bioventrix investors LLC and has voting and investment control over the shares held by Michael N. Taglich & Claudia Taglich, Claudia Ruggiero Taglich, Michael Taglich C/F Amanda Taglich UTMA NY, Michael Taglich C/F Lucy Taglich UTMA NY, and Michael Taglich C/F Stella Taglich UTMA NY (collectively, the “Taglich Entities”). Mr. Taglich disclaims any beneficial ownership of the securities held by the Taglich Entities, other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(6)	Includes (a) 165,000 common shares directly held by Mr. Ravich (including 57,750 common shares from Second RSU Grant 2024 and 41,250 common shares from Second RSU Grant 2025), (b) 10,000 common shares comprised of 10,000 Series A shares held by Mark Ravich Irrevocable Trust, (c) 223,761 common shares comprised of 79,880 Series A shares, $128,404 Secured Convertible Notes, and $15,478 Series A-1 Secured Convertible Notes held by Mark Ravich Revocable Trust, (d) 363,045 common shares comprised of 93,590 common shares, 10,000 Series A shares, and $259,455 Secured Convertible Notes held by Mark Ravich TTEE Mark Ravich Irrevocable Trust UAD 11/05/18, (e) 87,938 common shares held by Mark H. Ravich TTEE Revocable Trust of Mark H. Ravich UAD 10/08/19, (f) 68,946 common shares comprised of 5,000 Series A shares and $63,946 Secured Convertible Notes held by Norman and Sally Ravich Family Trust, (g) 40,261 common shares held by Mark Ravich TTEE Cindy Libman Irrevocable Trust UAD 11/05/18, (h) 17,482 common shares held by Mark H. Ravich TTEE Norman & Sally Ravich Family Trust UAD 12/24/92, (i) 8,123 common shares held by Alexander Coleman Ravich 1991 Irrevocable Trust, (j) 8,123 common shares held by Alyssa Danielle Ravich 1991 Irrevocable Trust, and (k) 5,475 common shares held by Ilyne Ravich. Mr. Ravich is the Trustee and has voting and investment control of Mark Ravich Irrevocable Trust, Revocable Trust of Mark Ravich, Mark Ravich TTEE Mark Ravich Irrevocable Trust UAD 11/05/18, Mark H. Ravich TTEE Revocable Trust of Mark H. Ravich UAD 10/08/19, Norman and Sally Ravich Family Trust, Mark Ravich TTEE Cindy Libman Irrevocable Trust UAD 11/05/18, Mark H. Ravich TTEE Norman & Sally Ravich Family Trust UAD 12/24/92, Alexander Coleman Ravich 1991 Irrevocable Trust, and Alyssa Danielle Ravich 1991 Irrevocable Trust (collectively, the “Ravich Entities”). Mr. Ravich disclaims any beneficial ownership of the securities held by the Ravich Entities, other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(7)	For note conversions into shares assumes that interest accrues through November 30, 2025 on the March 2024 Through August 2024 Series A Secured Convertible Note Financing and the October 2024 Through September 2025 Series A-1 Secured Convertible Note Financing.

(8)	The Secured Convertible Notes convert into our common stock subject to an initial public offering generating $7.5 million of gross proceeds. We have assumed the initial public offering price is above $9.99 per share, generating gross proceeds of $[ ]. Each $1.00 decrease in the assumed initial public offering price of $ per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) below $9.99 per share would increase the number of shares issued upon the conversion by approximately $ , assuming the number of shares, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and estimated offering expenses payable by us.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

During the period from January 1, 2023 to the date of this prospectus, we have entered into or participated in the following transactions with related persons:

On October 1, 2025, the Company granted 512,500 stock options at an exercise price of $1.14 per share. The options vest 128,125 after one year and, thereafter, 10,677 of the option shares shall vest at the end of each full month over thirty-six (36) consecutive months. Certain of the Company’s executive officers and members of the board were granted 355,000 of the 512,500 stock options granted.

On January 15, 2025, Mr. Chartier, our Co-Chief Executive Officer and President, was granted 220,000 stock options at an exercise price of $1.00 per share. The option shares vest 55,000 after one year and, thereafter, 4,583 of the option shares shall vest at the end of each full month over thirty-six (36) consecutive months.

On January 1, 2025, Mr. Richmond, our Co-Chief Executive Officer and Chief Financial Officer was granted 191,000 stock options at an exercise price of $1.00 per share. The option shares vest 47,750 after one year and, thereafter, 3,979 of the option shares shall vest at the end of each full month over thirty-six (36) consecutive months.

In March 2024, officers and directors received 348,000 shares of restricted stock awards, 232,000 shares valued at $0.80 per share vested immediately.

In March 2024, Mr. Richmond, our Co-Chief Executive Officer and Chief Financial Officer and entities controlled by him purchased $1,830,000 Series A Secured Convertible Notes from us.

In February 2024, Mr. Taglich and Mr. Richmond and entities controlled by them purchased 650,000 Preferred Series A shares from other investors Mr. Taglich and Mr. Richmond subsequently sold 195,780 of these shares to us at cost to be used as incentive for certain purchasers of Series A Secured Convertible Notes (the “Sweetener Shares”). We acquired an additional 30,120 Preferred Series A shares from Mr. Mark Ravich for a total of 225,900 Sweetener Shares.

On March 20, 2023, we entered into a Voting Agreement with holders of the Series A Preferred Stock. According to its terms, the Voting Agreement will terminate upon the closing of this offering.

In March 2022, we entered into a placement agent agreement with Taglich Brothers, Inc. (“Taglich Brothers”), when Michael Taglich was a director at BioVentrix. Under the agreement, Taglich Brothers, where Michael Taglich is an owner, acted as the exclusive placement agent on a best-efforts basis for our Series B Preferred Stock financing, and was contracted to receive a 7% cash fee on new cash investments and warrants equal to 10% of the underlying shares of common stock issuable upon conversion. Pursuant to this placement agent agreement, Taglich Brothers received $1,227,980 in Series B Preferred Stock in 2023 which subsequently converted to 587 shares of common in the February 2023 recapitalization. See “Description of Capital Stock — History of Securities Issuances — February 2023 Recapitalization.”

Policies and Procedures with Respect to Related Party Transactions

Pursuant to the audit committee charter to be adopted upon closing of this offering, our audit committee will be responsible for reviewing and approving transactions with related persons. A related person includes directors, executive officers, beneficial owners of 5% or more of any class of our voting securities, immediate family members of any of the foregoing persons, and any entities in which any of the foregoing is an executive officer or is an owner of 5% or more ownership interest.

If a transaction involving an amount in excess of $120,000 has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, information regarding the related person transaction will be reviewed by our audit committee, which will determine whether to approve the transaction.

In considering related person transactions, our audit committee will take into account the relevant available facts and circumstances including, but not limited to:

●	the related person’s interest in the related person transaction;

●	the approximate dollar value of the amount involved in the related person transaction;

●	the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

●	whether the transaction was undertaken in our ordinary course of business;

●	whether the transaction with the related person is proposed to be, or was, entered into on terms no less favorable to us than terms that could have been reached with an unrelated third party;

●	the purpose of, and the potential benefits to us of, the transaction; and

●	any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

In determining whether to approve, ratify or reject a related person transaction, the audit committee will review all relevant information available to it about such transaction, and it will approve or ratify the related person transaction only if it determines that, under all of the circumstances, the transaction is in, or is not inconsistent with, our best interests.

Indemnification of Officers and Directors

Our Amended and Restated COI contains provisions to indemnify the directors, officers, employees or other agents to the fullest extent permitted by the Delaware General Corporation Law. These provisions may have the practical effect in certain cases of eliminating the ability of stockholders to collect monetary damages from directors. We are also a party to indemnification agreements with each of our directors and executive officers. We believe that these provisions will assist us in attracting or retaining qualified individuals to serve as our directors and executive officers.

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DESCRIPTION OF CAPITAL STOCK

The following summary of the capital stock and our Amended and Restated COI and Amended and Restated Bylaws (each to be in effect as of the effectiveness of the registration statement of which this prospectus forms a part) does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and such documents, which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Voting Rights. Holders of shares of common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. Holders of shares of common stock have no cumulative voting rights.

Quorum. Our Amended and Restated Bylaws provide that the holders of not less than one third (33 1/3 percent) of the outstanding shares of common stock entitled to vote constitutes a quorum. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chairman of the meeting or by vote of the holders of a majority of the shares represented thereat, but no other business shall be transacted at such meeting. Where a separate vote by a class or classes or series is required, except where otherwise provided by the statute or by our Amended and Restated COI or our Amended and Restated Bylaws, one-third (33 1/3 percent) of the outstanding shares of such class or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter and, except where otherwise provided by the statute or by our Amended and Restated COI or our Amended and Restated Bylaws, the affirmative vote of the majority (plurality, in the case of the election of directors) of the votes cast, including abstentions, by the holders of shares of such class or classes or series shall be the act of such class or classes or series.

Dividend Rights. Holders of shares of common stock are entitled to ratably receive dividends when and if declared by the board of directors out of funds legally available for that purpose, subject to the provisions of our Amended and Restated COI or our Amended and Restated Bylaws, any statutory or contractual restrictions on the payment of dividends, and any prior rights and preferences that may be applicable to any outstanding preferred stock.

Liquidation Rights. Upon liquidation, dissolution, distribution of assets or other winding up, the holders of common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of our outstanding shares of preferred stock.

Other Matters. The shares of common stock have no preemptive or preferential right to acquire any of our shares or securities, including shares or securities held in our treasury. All outstanding shares of our common stock are fully paid and non-assessable.

Preferred Stock

Our Amended and Restated COI gives the board of directors the power to issue shares of preferred stock in one or more series without stockholder approval. The board of directors has the discretion to determine the designations, rights, qualifications, preferences, privileges, and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. The purpose of authorizing the board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of our outstanding voting stock.

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Stock Options

As of the date of this prospectus, we had reserved the following shares of common stock for issuance pursuant to stock options under the 2024 Equity Incentive Plan:

●	1,040,500 shares of our common stock reserved for issuance under stock option agreements issued pursuant to the 2024 Equity Incentive Plan with a weighted average exercise price of $1.00 per share; and

●	459,500 shares of our common stock reserved for future issuance under the 2024 Equity Incentive Plan (which is equal to % of our issued and outstanding common stock immediately after the consummation of this offering, less the number of outstanding option grants).

Transfer Agent and Registrar

The transfer agent and registrar of our common stock is Issuer Direct Corporation.

Representative’s Warrant

We have agreed to issue the Representative’s Warrant to the representative of the underwriters of this offering as a portion of the underwriting compensation payable in connection with this offering. The Representative’s Warrant shall be exercisable for              shares of our common stock (or 5% of the shares of common stock sold in this offering, including any shares of common stock sold pursuant to the exercise of the underwriters’ over-allotment option). The Representative’s Warrant shall contain customary “cashless exercise” provisions and shall be exercisable at any time, and from time to time, in whole or in part, from the first day of the seventh month after the closing of this offering to the date that is five years from the date of commencement of sales in this offering at an exercise price equal to the initial public offering price of the shares of common stock. Please see “Underwriting — Representative’s Warrant” for further information.

Lock-Up Agreements

Pursuant to certain “lock-up” agreements, our executive officers, directors and our existing stockholders have agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic risk of ownership of, directly or indirectly, engage in any short selling of any common stock or securities convertible into or exchangeable or exercisable for any common stock, whether currently owned or subsequently acquired, without the prior written consent of the representative of the underwriters, for a period of six (6) months following the closing of this offering.

In addition, we have agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic risk of ownership of, directly or indirectly, engage in any short selling of any common stock or securities convertible into or exchangeable or exercisable for any common stock, whether currently owned or subsequently acquired, without the prior written consent of the representative of the underwriters, for a period of six (6) months following the closing of this offering.

Delaware Law and Certain Charter and Bylaw Provisions

Our Charter and Bylaws and the DGCL contain provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile or abusive change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of Common Stock held by stockholders.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of shares that are authorized and available for issuance. However, the listing requirements of the NYSE, which would apply so long as our Common Stock remains listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power of our capital stock or then outstanding number of shares of Common Stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

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Our board of directors may generally issue shares of one or more series of preferred stock on terms calculated to discourage, delay or prevent a change of control of the Company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances in one or more series without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.

One of the effects of the existence of authorized and unissued and unreserved Common Stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices.

Delaware Law

We will not be subject to the provisions of Section 203 of the DGCL, regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation, including those whose securities are listed for trading on the Nasdaq, from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

●	the transaction is approved by the board of directors before the date the interested stockholder attained that status;

●	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

●	on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Removal of Directors; Vacancies and Newly Created Directorships

Under the DGCL, directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors. In addition, under the DGCL, subject to the rights granted to one or more series of preferred stock then outstanding, any vacancies on our board of directors, and any newly created directorships, will be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum, by a sole remaining director or by the stockholders.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our Charter does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all our directors.

Special Stockholder Meetings

Our Bylaws provide that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors. Our Bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deterring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.

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Director Nominations and Stockholder Proposals

Our Bylaws establish advance notice procedures with respect to stockholder proposals. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. For a stockholder’s proposal to be timely, a stockholder’s notice , must be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date (or if there has been no prior annual meeting), notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting is first made by the Corporation. Our Bylaws also specify requirements as to the form and content of a stockholder’s notice.

Our Bylaws also establish advance notice procedures with respect to the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. To be timely, a stockholder’s notice to the Secretary must be received by the Secretary at the principal executive offices of the Corporation (i) in the case of an annual meeting, not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date (or if there has been no prior annual meeting), notice by the stockholder to be timely must be so received not earlier than the close of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting was first made by the Corporation; and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which public announcement of the date of the special meeting is first made by the Corporation. In no event shall the public announcement of an adjournment or postponement of an annual meeting or special meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice. Our Bylaws also specify requirements as to the form and content of a stockholder’s notice.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted. Pursuant to our Bylaws, any action required to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock entitled to vote thereon having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded.

Elimination of Monetary Liability for Officers and Directors

Our Amended and Restated COI incorporates certain provisions permitted under the Delaware General Corporation Law relating to the liability of directors. The provisions eliminate a director’s liability for monetary damages for a breach of fiduciary duty, including gross negligence, except in circumstances involving certain wrongful acts, such as the breach of director’s duty of loyalty or acts or omissions, which involve intentional misconduct or a knowing violation of law. These provisions do not eliminate a director’s duty of care. Moreover, these provisions do not apply to claims against a director for certain violations of law, including knowing violations of federal securities law. Our Amended and Restated COI also contains provisions to indemnify the directors, officers, employees or other agents to the fullest extent permitted by the Delaware General Corporation Law. We believe that these provisions will assist us in attracting and retaining qualified individual to serve as directors.

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Indemnification of Officers and Directors

Our Amended and Restated COI contains provisions to indemnify the directors, officers, employees or other agents to the fullest extent permitted by the Delaware General Corporation Law. These provisions may have the practical effect in certain cases of eliminating the ability of stockholders to collect monetary damages from directors. We are also a party to indemnification agreements with each of our directors and officers. We believe that these provisions will assist us in attracting or retaining qualified individuals to serve as our directors and officers.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Listing

We intend to apply to have our common stock listed on Nasdaq under the symbol “BVXX”.

History of Securities Issuances

During the past three years, we issued securities that were not registered under the Securities Act as set forth below. The following is a summary of transactions from our inception until the date of this prospectus involving issuance of our securities that were not registered under the Securities Act. The offers, sales and issuances of the securities described below were exempt from registration either (i) under Section 4(a)(2) of the Securities Act and the rules and regulations promulgated thereunder in that the transactions were between an issuer and sophisticated investors, initial purchasers or members of the issuer’s senior executive management and did not involve any public offering within the meaning of Section 4(a)(2), (ii) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States, (iii) under Rule 144A under the Securities Act in that the securities were offered and sold by the initial purchasers to persons reasonably believed to be qualified institutional buyers, and/or (iv) under Rule 701 promulgated under the Securities Act in that the transactions were under compensatory benefit plans and contracts relating to compensation.

April 2022 Through August 2022 Series B Preferred Stock Financing

From April 2022 through August 2022, we issued $10,000,000 of Series B Preferred Stock to accredited investors. As noted below, such Series B Preferred Stock were later converted into common stock pursuant to the February 2023 recapitalization.

January 2023 Unsecured Convertible Note Financing

In January 2023, we issued $3,000,000 in principal amount of its unsecured convertible promissory notes (the “Unsecured Convertible Notes”) to accredited investors which $3,000,000 principal amount included the exchange of $1,000,000 in principal amount of its then outstanding unsecured short-term promissory notes for $1,000,000 in principal amount of Unsecured Convertible Notes. The Unsecured Convertible Notes accrue interest at an annual rate of 10%, had a maturity date of June 30, 2023, and the principal amount automatically converts into the type of securities issued by us in a subsequent equity financing of at least $10,000,000 in gross proceeds at the price per share paid by investors in the equity financing. A cash fee of 1.5% of the principal amount of the Unsecured Convertible Note is also due on the earlier of the conversion of the Unsecured Convertible Note or the maturity date of the Unsecured Convertible Note. On March 21, 2023, we issued an additional Unsecured Convertible Note in the principal amount of $2,650,000. The aggregate outstanding amount of $5,650,000 was later converted into 565,000 shares of Series A Preferred Stock in the March 2023 Series A Preferred Stock Financing.

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February 2023 Recapitalization

In February 2023, we completed a recapitalization pursuant to which all of the Company’s then outstanding Common Stock, Series A Preferred Stock, Series A-1 Preferred Stock, Series B Preferred Stock were exchanged for new shares of Common Stock of the Company, and all of the Company’s outstanding Common Stock then underwent a reverse Common Stock split of 1 share of Common Stock share for each 65,500 shares of Common Stock with any fractional shares of Common Stock existing immediately after the reverse Common Stock split being purchased in cash by the Company at fair value. Additionally, substantially all of the Company’s then outstanding stock options and warrants were exchanged for Common Stock.

March 2023 Series A Preferred Stock Financing

On March 30, 2023, we consummated a Series A Preferred Stock financing (the “March 2023 Series A Preferred Stock Financing”) pursuant to which we issued $15,650,000 of newly authorized Series A Preferred Stock (which amount included the conversion of the $5,650,000 in principal amount of our then outstanding Unsecured Convertible Notes) to accredited investors at the initial closing with the potential for issuance of up to $32,850,000 in additional Series A Preferred Stock in subsequent closings if certain milestones were achieved by us on or before September 30, 2023. Such milestones were not achieved by us. In connection with the March 2023 Series A Preferred Stock Financing, we amended and restated our then existing Second Amended and Restated Certificate of Incorporation to read as set forth in its Third Amended and Restated Certificate of Incorporation which amended and restated certificate provided for an immediate forward Common Stock split of 176.582 shares of Common Stock for each 1 share of outstanding Common Stock and set forth the rights, preferences, and privileges of the newly authorized Series A Preferred Stock. Additionally, as part of the March 2023 Series A Preferred Stock Financing, we entered into an Investors’ Rights Agreement, a Right of First Refusal and Co-Sale Agreement, and a Voting Agreement with the holders of our Series A Preferred Stock and certain holders of our Common Stock. The Right of First Refusal and Co-Sale Agreement and the Voting Agreement automatically terminate immediately prior to the closing of this offering. Subsequent to the closing of the March 2023 Series A Preferred Stock Financing, we filed two amendments to its Third Amended and Restated Certificate of Incorporation which amendments amended, reduced or eliminated several rights of the Series A Preferred Stock, increased the authorized amount of Common Stock and Preferred Stock, and designated some of the authorized Preferred Stock as Blank Check Preferred Stock. Upon the closing of this offering (assuming gross proceeds of $7,500,000 to us in this offering), the Series A Preferred Stock is subject to mandatory conversion such that each outstanding share of Series A Preferred Stock will automatically convert into shares of Common Stock at a conversion rate equal to the greater of (A) the then effective conversion rate as calculated pursuant to Section 5 of the Third Amended and Restated Certificate of Incorporation, as amended or (B) the original issue price of the Series A Preferred Stock divided by the price per share of the Common Stock issued in this offering.

March 2024 Through August 2024 Series A Secured Convertible Note Financing

From March 2024 through August 2024, we issued $3,000,000 in principal amount of secured convertible promissory notes (the “Series A Secured Convertible Notes”) to accredited investors the repayment of which is secured by a grant of security interest in all of our assets. We also issued shares of our Series A Preferred Stock to those purchasers that had purchased at least $50,000 in principal amount of the Secured Convertible Notes on or before March 21, 2024 (the “Series A Sweetener Shares”). As part of the Series A Secured Convertible Note financing, we repurchased from certain holders of Series A Preferred Stock the same amount of Series A Preferred Stock shares as the amount of Series A Sweetener Shares that were issued to certain purchasers of the Series A Secured Convertible Notes. The Series A Secured Convertible Notes accrue interest at the annual rate of 15% compounded quarterly and have a maturity date of December 31, 2027. The Series A Secured Convertible Notes will automatically convert into shares of our Series A Preferred Stock immediately prior to the closing of this offering (assuming gross proceeds of $7,500,000 to us in this offering), which Series A Preferred Stock is then subject to immediate mandatory conversion into Common Stock at a conversion rate equal to the greater of (A) the then effective conversion rate as calculated pursuant to Section 5 of the Third Amended and Restated Certificate of Incorporation, as amended or (B) the original issue price of the Series A Preferred Stock divided by the price per share of the Common Stock issued in this offering. Therefore, if the offering price is $10.00/share or greater, each share of Series A Preferred Stock will convert into one share of Common Stock. If the offering price is less than $10.00/share, then each share of Series A Preferred Stock will convert into the number of shares of Common Stock as calculated by dividing $10.00 by the offering price. For example, if the offering price is $8.00, then each share of Series A Preferred Stock will get $10.00 divided by $8.00 (1.25000) shares of Common Stock.

October 2024 Through October 2025 Series A-1 Secured Convertible Note Financing

From October 2024 through October 2025, we issued $5,372,600 in principal amount of secured convertible promissory notes (the “Series A-1 Secured Convertible Notes”) to accredited investors the repayment of which is secured by a grant of security interest in all of our assets which security interest is pari passu to the security interest granted to the Secured Convertible Note holders. The Series A-1 Secured Convertible Notes accrue interest at the annual rate of 15% compounded quarterly and have a maturity date of December 31, 2027. As part of the Series A-1 Secured Convertible Note financing, we filed a Certificate of Designations of the Rights, Preferences and Privileges of Series A-1 Preferred Stock which designated a new Series A-1 Preferred Stock from its authorized Blank Check Preferred Stock. The Series A-1 Secured Convertible Notes automatically convert into shares of Series A-1 Preferred Stock at the conversion price of $3.33 per share immediately prior to the closing of this Offering (assuming gross proceeds of $7,500,000 to us in this offering), which shares of Series A-1 Preferred Stock are then subject to immediate mandatory conversion into Common Stock at a conversion rate equal to the greater of (A) the then effective conversion rate as calculated pursuant to Section 4.1.1 of the Certificate of Designations of Rights, Preferences and Privileges of Series A-1 Preferred Stock or (B) three times (3x) the original issue price of the Series A-1 Preferred Stock divided by the price per share of the Common Stock issued in this offering. Therefore, if the offering price is $9.99/share or greater, each share of Series A-1 Preferred Stock will convert into one share of Common Stock. If the offering price is less than $9.99/share, then each share of Series A-1 Preferred Stock will convert into the number of shares of Common Stock as calculated by dividing $9.99 by the offering price. For example, if the offering price is $8.00, then each share of Series A-1 Preferred Stock will get $9.99 divided by $8.00 (1.24875) shares of Common Stock.

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SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there has been no market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market prices for the shares of our common stock, and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of the date of this prospectus, upon the closing of this offering, approximately             shares of common stock will be outstanding, assuming an initial public offering price of             per share (the mid-point of the price range set forth on the cover page of this prospectus), offered hereby and further assuming no exercise of the underwriters’ over-allotment option. Of the shares to be outstanding immediately after completion of this offering, all             shares sold in this offering will be freely tradable except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

All of our existing stockholders prior to this offering, our officers and directors have entered into lock-up agreements under which they have agreed, subject to specific exceptions, not to sell any of our stock for at least 180 days following the date of this prospectus, as described below. As a result of these agreements, subject to the provisions of Rule 144 or Rule 701, shares will be available for sale in the public market as follows:

●	beginning on the date of this prospectus, all of the shares sold in this offering will be immediately available for sale in the public market (except as described above); and

●	beginning 181 days after the date of this prospectus, additional shares will become eligible for sale in the public market, of which shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, any person who is not an affiliate of ours and has held their shares for at least six months, as measured by SEC rule, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, provided current public information about us is available. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, as measured by SEC rule, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available. Beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours and who has beneficially owned restricted securities for at least six months, as measured by SEC rule, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of:

●	1% of the number of shares of our common stock then outstanding, which will equal approximately [ ] shares immediately after this offering; and

●	the average weekly trading volume of our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 held by our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement. Notwithstanding the availability of Rule 144, our existing stockholders have entered into lock-up agreements as described below and their restricted shares will become eligible for sale at the expiration of the restrictions set forth in those agreements.

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Rule 701

Under Rule 701 under the Securities Act, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock plans may be resold, by:

●	persons other than affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject only to the manner-of-sale provisions of Rule 144; and

●	our affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject to the manner-of-sale and volume limitations, current public information and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

Notwithstanding the foregoing, all our Rule 701 shares are subject to lock-up agreements as described above and in the section titled “Underwriting” and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Registration Statements on Form S-8

Following the completion of this offering, we may file one or more registration statements on Form S-8 under the Securities Act, which would become effective immediately upon filing, to register all of the shares of common stock reserved for issuance under our equity incentive plans that may be in effect from time to time. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

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MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our common stock acquired in this offering by a “non-U.S. holder” (as defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the United States Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought, and do not intend to seek, any ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any state or local or non-U.S. jurisdiction or under U.S. federal gift and estate tax rules, or rising out of other non-income tax rules, except to the limited extent set forth below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

●	banks, insurance companies, regulated investment companies, real estate investment trusts or other financial institutions;

●	persons subject to the alternative minimum tax or the tax on net investment income;

●	persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an applicable financial statement;

●	tax-exempt organizations or governmental organizations;

●	pension plans and tax-qualified retirement plans;

●	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

●	partnerships or other entities or arrangements treated as partnership for U.S. federal income tax purposes (and investors therein);

●	brokers or dealers in securities or currencies;

●	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

●	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

●	certain former citizens or long-term residents of the United States;

●	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction or integrated investment;

●	persons who hold or receive our common stock pursuant to the exercise of any option or otherwise as compensation;

●	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment); and

●	persons deemed to sell our common stock under the constructive sale provisions of the Code.

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In addition, if a partnership, entity or arrangement classified as a partnership or flow-through entity for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership or other entity. A partner in a partnership or other such entity that will hold our common stock should consult his, her or its own tax advisor regarding the tax consequences of the ownership and disposition of our common stock through a partnership or other such entity, as applicable.

This summary is for informational purposes only and is not tax advice. Each non-U.S. holder is urged to consult its own tax advisor with respect to the application of the U.S. federal income tax laws to its particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal gift or estate tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our common stock that, for U.S. federal income tax purposes, is neither a “U.S. person” nor an entity (or arrangement) treated as a partnership. A “U.S. person” is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

●	an individual who is a citizen or resident of the United States;

●	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof, or otherwise treated as such for U.S. federal income tax purposes;

●	an estate whose income is subject to U.S. federal income tax regardless of its source; or

●	a trust (x) whose administration is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) that has made a valid election under applicable Treasury Regulations to be treated as a U.S. person.

Distributions

As described in the section titled “Dividend Policy,” we have never declared or paid cash dividends on our common stock. However, following the completion of this offering, if we do make distributions of cash or property on our common stock to non-U.S. holders, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, the excess will first constitute a return of capital and will reduce each non-U.S. holder’s adjusted tax basis in our common stock, but not below zero. Any additional excess will then be treated as capital gain from the sale of stock, as discussed under “Gain on Disposition of common stock.”

Subject to the discussions below on effectively connected income, backup withholding and the Foreign Account Tax Compliance Act, or FATCA, any dividend paid to a non-U.S. holder generally will be subject to U.S. federal withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty between the United States and such non-U.S. holder’s country of residence. In order to receive a reduced treaty rate, such non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8BEN or W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced treaty rate. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If such non-U.S. holder holds our common stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to such agent, which then will be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. Each non-U.S. holder should consult its own tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

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Dividends received by a non-U.S. holder that are treated as effectively connected with such non-U.S. holder’s conduct of a trade or business within the United States (and, if an applicable income tax treaty so provides, such non-U.S. holder maintains a permanent establishment or fixed base in the United States to which such dividends are attributable) are generally exempt from the 30% U.S. federal withholding tax, subject to the discussion below on backup withholding and FATCA withholding. To claim this exemption, a non-U.S. holder must provide the applicable withholding agent with a properly executed IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to U.S. federal withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, if a non-U.S. holder is a corporation, dividends such non-U.S. holder receives that are effectively connected with its conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty between the United States and such non-U.S. holder’s country of residence. Each non-U.S. holder should consult its own tax advisor regarding the tax consequences of the ownership and disposition of our common stock, including any applicable tax treaties that may provide for different rules.

Gain on Disposition of common stock

Subject to the discussion below regarding backup withholding and FATCA withholding, a non-U.S. holder generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

●	the gain is effectively connected with such non-U.S. holder’s conduct of a U.S. trade or business (and, if an applicable income tax treaty so provides, such non-U.S. holder maintains a permanent establishment or fixed base in the United States to which such gain is attributable);

●	such non-U.S. holder is an individual who is present in the United States for an aggregate 183 days or more during the taxable year in which the sale or disposition occurs and certain other conditions are met; or

●	our common stock constitutes a United States real property interest, or USRPI, by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes.

We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our U.S. and worldwide real property interests plus our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, your common stock will be treated as U.S. real property interests only if you actually (directly or indirectly) or constructively hold more than 5% of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

A non-U.S. holder described in the first bullet above will be required to pay U.S. federal income tax on the gain derived from the sale (net of certain deductions and credits) under regular graduated U.S. federal income tax rates. In addition, a non-U.S. holder that is a corporation may be subject to the branch profits tax at a 30% rate on a portion of its effectively connected earnings and profits for the taxable year that are attributable to such gain, as adjusted for certain items. A lower rate may be specified by an applicable income tax treaty.

A non-U.S. holder described in the second bullet above will be subject to tax at 30% (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S. source capital losses of such non-U.S. holder for the taxable year, provided such non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Each non-U.S. holder should consult its own tax advisor regarding any applicable income tax or other treaties that may provide for different rules.

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Information Reporting and Backup Withholding

Generally, we or an applicable withholding agent must report annually to the IRS the amount of dividends paid to a non-U.S. holder, such non-U.S. holder’s name and address, and the amount of tax withheld, if any. A similar report is sent to such non-U.S. holder. Pursuant to any applicable income tax treaty or other agreement, the IRS may make such report available to the tax authority in such non-U.S. holder’s country of residence.

Dividends paid by us (or our paying agent) to a non-U.S. holder may also be subject to backup withholding at a current rate of 24%.

Such information reporting and backup withholding requirements may be avoided, however, if such non-U.S. holder establishes an exemption by providing a properly executed, and applicable, IRS Form W-8, or otherwise establishes an exemption. Generally, such information reporting and backup withholding requirements will not apply to a non-U.S. holder where the transaction is effected outside the United States, through a non-U.S. office of a non-U.S. broker. Notwithstanding the foregoing, backup withholding and information reporting may apply, however, if the applicable withholding agent has actual knowledge, or reason to know, that such non-U.S. holder is a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act (FATCA)

Sections 1471 to 1474 of the Code, Treasury Regulations issued thereunder and related official IRS guidance, commonly referred to as FATCA, generally impose a U.S. federal withholding tax of 30% on dividends on our common stock paid to a “foreign financial institution” (as defined under FATCA, and which may include banks, traditional financial institutions, investment funds, and certain holding companies), unless such institution enters into an agreement with the U.S. Department of the Treasury to, among other things, identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined under FATCA), report annually substantial information about such accounts, and withhold on certain payments to non-compliant foreign financial institutions and certain other account holders. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on our common stock paid to a “non-financial foreign entity” (as specially defined under FATCA), unless such entity provides identifying information regarding each of its direct or indirect “substantial United States owners” (as defined under FATCA), certifies that it does not have any substantial United States owners, or otherwise establishes an exemption. Accordingly, the institution or entity through which our common stock is held will affect the determination of whether such withholding is required.

The withholding obligations under FATCA generally apply to dividends on our common stock. Such withholding will apply regardless of whether the beneficial owner of the payment otherwise would be exempt from withholding pursuant to an applicable tax treaty with the United States, the Code, or other exemptions described above. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes.

Under proposed regulations, FATCA withholding on payments of gross proceeds has been eliminated. These proposed regulations are subject to change.

An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this section. Prospective investors are encouraged to consult with their own tax advisors regarding the application of FATCA withholding to their investment in, and ownership and disposition of, our common stock.

The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice to investors in their particular circumstances. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

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UNDERWRITING

We have entered into an underwriting agreement with The Benchmark Company, LLC, acting as the representative of the underwriters in this offering (the “Representative”). Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters named below, and the underwriters have agreed, severally and not jointly, to purchase from us the number of shares of common stock set forth opposite each underwriter’s name in the following table at the initial public offering price less the underwriting discounts set forth on the cover page of this prospectus:

Underwriter	Number of Shares
The Benchmark Company, LLC

TOTAL

The underwriters have committed to purchase all of the shares offered by us other than those shares covered by the over-allotment option described below, if they purchase any shares. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions contained in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-Allotment Option

We have granted the underwriters an option to purchase from us, at the initial public offering price less the underwriting discounts and commissions, up to an additional         shares of our common stock, solely to cover over-allotments, if any. The underwriters may exercise this option, one or more times in whole or in part, for our common stock, any time during the 30-day period from the date of the closing of this offering.

Underwriting Discount, Commissions and Expenses

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock, assuming an initial public offering price of $       per share, the midpoint of the estimated price range set forth on the cover page of this prospectus.

	Per Share	Total Without Exercise of Over-Allotment Option	Total With Exercise of Over Allotment Option
Initial public offering price	$	$	$
Underwriting discounts and commissions(1)	$	$	$
Proceeds to us, before expenses	$	$	$

(1)	Represents underwriting discounts equal to seven percent (7%) of the gross proceeds from sales of shares of common stock in this offering.

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The Representative has advised us that the underwriters propose initially to offer the shares to the public at the initial public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $          per share. After the initial public offering, the public offering price, concession and discount may be changed.

We have agreed to pay the Representative a non-accountable expense allowance equal to one percent (1%) of the aggregate gross proceeds from sales of shares of common stock in this offering (including any shares of common stock sold pursuant to the exercise of the underwriters’ over-allotment option).

We have also agreed to reimburse the Representative for its out-of-pocket and accountable expenses in an amount not to exceed $150,000 and background checks on our senior management and directors in an amount not to exceed $7,500.

Pursuant to the engagement letter between us and the Representative, dated August 5, 2024 (the “Engagement Letter”), we have paid the Representative a retainer of $10,000 upon signing of the Engagement Letter and subsequent payments of $10,000 on each month thereafter for a period of five months from the date of the Engagement Letter, in each case to be applied against actual out-of-pocket expenses. If the Engagement Letter is terminated or the proposed initial public offering does not occur, any retainer balance will be refunded to the extent expenses were not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We estimate that the total expenses of this offering payable by us, excluding the total underwriting discount, will be approximately $       .

Discretionary Accounts

The underwriters do not intend to confirm sales of the shares offered hereby to any accounts over which they have discretionary authority.

Electronic Distribution

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering. The Representative may allocate a number of shares to the underwriters and selling group members, if any, for sale to their online brokerage account holders. Any such allocations for online distributions will be made by the Representative on the same basis as other allocations.

Representative’s Warrant

Upon the closing of this offering, we have agreed to issue to the Representative or its designees a five-year warrant to purchase up to five percent (5%) of the shares of common stock sold by us in this offering (including any shares of common stock sold pursuant to the exercise of the underwriters’ over-allotment option) (the “Representative’s Warrant”). The Representative’s Warrant will be exercisable at a per share exercise price equal to the public offering price per share. The Representative’s Warrant will be exercisable at any time, and from time to time, in whole or in part, from the first day of the seventh month after the closing of this offering to the date that is five years from the date of commencement of sales in this offering, in compliance with FINRA Rule 5110. The Representative’s Warrant is also exercisable on a cashless basis. The registration statement of which this prospectus is a part also registers the offer and sale of the Representative’s Warrant and the shares of our common stock issuable upon exercise thereof.

The Representative’s Warrant has been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to FINRA Rule 5110. Except as permitted by Rule 5110, the Representative (or permitted assignees under such rule) will not sell, transfer, assign, pledge, or hypothecate the Representative’s Warrant or the securities underlying the Representative’s Warrant, nor will any of them engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the Representative’s Warrant or the underlying securities for a period of 180 days from the commencement of sales under this prospectus.

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The exercise price and number of shares of common stock issuable upon exercise of the Representative’s Warrant may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or recapitalization, reorganization, merger or consolidation.

Lock-Up Agreements

Our officers and directors and our existing stockholders prior to this offering have agreed not to, without the prior written consent of the underwriters, directly or indirectly, offer to sell, sell or otherwise transfer or dispose of any shares of our common stock (or enter into any transaction or device that is designed to, or could be expected to, result in the transfer or disposition by any person at any time in the future of shares of our common stock), enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of common stock, make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any of the shares of common stock or securities convertible into or exercisable or exchangeable for shares of common stock or any other of our securities or publicly disclose the intention to do any of the foregoing, subject to customary exceptions, for a period of six (6) months from the date of closing of this offering.

Securities Issuance Standstill

We have agreed that for a period of 180 days from the closing of this offering, we will not, without the prior written consent of the Representative, (a) offer, sell or otherwise transfer or dispose of, directly or indirectly, any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock; or (b) file or cause to be filed any registration statement with the SEC relating to this offering of any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock.

Tail Financing

The Representative will also be entitled to an aggregate additional fee of seven percent (7%) of the gross proceeds of future financings and warrants to purchase up to five percent (5%) of the number of securities sold in future financings consummated solely with investors with whom we have had a conference call or a meeting arranged by the Representative prior to the expiration or termination of the Engagement Letter; provided that the future financing is consummated at any time within the twelve (12) month period following the earlier to occur of (i) the expiration or termination of the Engagement Letter or (ii) the closing of this offering.

Right of First Refusal

We have granted the Representative the right to act as lead or joint-lead investment banker, lead or joint book-runner, lead or joint placement agent and/or investment banker/advisor, for any of our future public and private equity and debt offerings, including all equity linked financings, during the twelve (12) month period following the completion of this offering in compliance with FINRA Rule 5110(g)(6).

Determination of Offering Price

Prior to this offering, there has been no public market for our common stock. The public offering price was negotiated between the Representative and us. In determining the public offering price of our common stock, the Representative considered:

●	the history and prospects for the industry in which we compete;

●	our financial information;

●	the ability of our management and our business potential and earning prospects;

●	the prevailing securities markets at the time of this offering; and

●	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies, as well as the recent market price of our common stock.

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Listing

We intend to apply to have our common stock listed on Nasdaq under the symbol “BVXX”. In order to meet one of the requirements for listing our common stock on Nasdaq, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 300 beneficial holders.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions, penalty bids, and purchases to cover positions created by short sales.

●	Stabilizing transactions permit bids to purchase securities so long as the stabilizing bids do not exceed a specified maximum and are engaged in for the purpose of preventing or retarding a decline in the market price of the securities while this offering is in progress.

●	Over-allotment transactions involve sales by the underwriters of securities in excess of the number of securities the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of securities over-allotted by the underwriters is not greater than the number of securities that they may purchase in the over-allotment option. In a naked short position, the number of securities involved is greater than the number of securities in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing securities in the open market.

●	Syndicate covering transactions involves purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared with the price at which they may purchase securities through exercise of the over-allotment option. If the underwriters sell more securities than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the securities in the open market that could adversely affect investors who purchase in this offering.

●	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of our securities. As a result, the price of our securities in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our securities. These transactions may be affected on the Nasdaq Stock Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

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Passive Market Making

In connection with this offering, underwriters, and selling group members may engage in passive market making transactions in our securities on the Nasdaq Stock Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who come into possession of this prospectus are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Selling Restrictions

Australia

This prospectus:

●	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth), or the Corporations Act;

●	has not been, and will not be, lodged with the Australian Securities and Investments Commission, or ASIC, as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

●	may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act, or Exempt Investors.

The securities may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the securities may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any securities may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the securities, you represent and warrant to us that you are an Exempt Investor.

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As any offer of securities under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the securities you undertake to us that you will not, for a period of 12 months from the date of issue of the securities, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Canada

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriters conflicts of interest in connection with this offering.

European Economic Area

In relation to each Member State of the European Economic Area and the United Kingdom, or each a Relevant State, no securities have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of securities may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any securities or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any securities being offered to a financial intermediary as that term is used Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the securities acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any securities to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the Representative has been obtained to each such proposed offer or resale.

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For the purposes of this provision, the expression an “offer to the public” in relation to securities in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase or subscribe for any securities, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Hong Kong

The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the SFO, of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong), or the CO, or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Israel

This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus may be distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds; provident funds; insurance companies; banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange Ltd., underwriters, each purchasing for their own account; venture capital funds; entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors shall be required to submit written confirmation that they fall within the scope of the Addendum.

Japan

The securities have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the securities nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the underwriters have not offered or sold any securities or caused the securities to be made the subject of an invitation for subscription or purchase and will not offer or sell any securities or cause the securities to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities, whether directly or indirectly, to any person in Singapore other than:

(a)	to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time, or the SFA) pursuant to Section 274 of the SFA;

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(b)	to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

(c)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the securities pursuant to an offer made under Section 275 of the SFA except:

i.	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

ii.	where no consideration is or will be given for the transfer;

iii.	where the transfer is by operation of law;

iv.	as specified in Section 276(7) of the SFA; or

v.	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities or this offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to this offering, the Company, the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

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United Kingdom

The securities may not be made in the United Kingdom, except that an offer to the public of any securities may be made in the United Kingdom at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the Representative for any such offer; or

(c)	in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000 (as amended, the “FSMA”);

provided that no such offer of securities shall result in the requirement for the publication by us of a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the any securities in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

This prospectus is only being distributed to and is only directed at: (1) persons who are outside the United Kingdom; (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (3) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (ed) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

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LEGAL MATTERS

The validity of the issuance of the securities offered by us in this offering will be passed upon for us by Ellenoff Grossman & Schole LLP, New York, New York. The underwriters are being represented by McGuireWoods LLP, New York, New York.

EXPERTS

M&K CPAS, PLLC, our independent registered public accounting firm, has audited our consolidated balance sheets as of December 31, 2024 and 2023, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the years ended December 31, 2024 and 2023, as set forth in their report dated October 3, 2025. We have included our consolidated financial statements in this prospectus and in this registration statement in reliance on M&K CPA PLLC’s report given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the common stock offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete, please see the copy of the contract or document that has been filed for the complete contents of that contract or document. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be reviewed for the complete contents of these contracts and documents.

We currently do not file periodic reports with the SEC. Upon the completion of this offering, we will be required to file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

We also maintain a website at www.bioventrix.com. Upon completion of this offering, you may access these materials at our website free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained in, or that can be accessed through, our website is not a part of, and is not incorporated into, this prospectus.

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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

BIOVENTRIX, INC.

CONSOLIDATED

FINANCIAL STATEMENTS

Table of Contents

Three and Nine Months Ended

September 30, 2025 and 2024

Years Ended

December 31, 2024 and 2023

F-1

BIOVENTRIX, INC.

Consolidated Balance Sheets

	As of
	(unaudited)
	September 30,	December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$1,958,867	$2,637,635
Inventory	200,961	-
Prepaid expenses	214,050	104,711
Total current assets	2,373,878	2,742,346
Long-term assets:
Property and equipment, net	112,988	146,884
Lease right of use asset	261,113	344,487
Deposits	145,532	45,532
Total long-term assets	519,633	536,903
Total assets	$2,893,511	$3,279,249

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$2,589,082	$2,420,632
	77,450	49,903
Accrued liabilities	1,566,624	784,350
Lease liability, current	145,238	142,061
Convertible notes	8,417,559	4,710,000
Discount on convertible notes	(961,356)	(375,292)
Total current liabilities	11,834,597	7,731,654
Long-term liabilities:
Derivative liability	1,069,708	364,398
Lease liability, non-current	133,961	222,332
Total long-term liabilities	1,203,669	586,730
Total liabilities	13,038,266	8,318,384

Stockholders’ deficit:
Common stock, $0.0001 par value, 25,000,000 shares authorized; 5,712,645 and 5,616,390 shares issued and outstanding at September 30, 2025 and December 31, 2024, respectively	571	561
Convertible preferred stock, $0.0001 par value, 12,500,000 shares authorized; 1,565,000 shares issued and outstanding at September 30, 2025 and December 31, 2024, respectively	157	157
Additional paid-in capital	218,646,960	218,533,820
Accumulated deficit	(228,792,443)	(223,573,673)
Total stockholders’ deficit	(10,144,755)	(5,039,135)
Total liabilities and stockholders’ deficit	$2,893,511	$3,279,249

See accompanying notes which are an integral part of these financial statements.

F-2

BIOVENTRIX, INC.

Consolidated Statements of Operations

(unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2025	2024	2025	2024
Operating income:
Sales	$-	$-	$-	$-
Cost of goods sold	-	-	-	-
Gross profit	-	-	-	-
Operating expenses:
Research and development	313,242	78,661	795,590	471,686
Selling, general and administrative	1,427,202	793,695	3,566,799	2,036,539
Total operating expenses	1,740,444	872,356	4,362,389	(2,508,225)
Loss from operations	(1,740,444)	(872,356)	(4,362,389)	(2,508,225)

Other expense (income):
Interest, net	340,789	195,828	851,020	171,626
Other	23,057	621	5,361	(1,238)
Total other expense (income)	363,846	196,449	856,381	170,388
Loss from operations before provision for income taxes	(2,104,290)	(1,068,805)	(5,218,770)	(2,678,613)
Provision for Income taxes	-	-	-	-
Net loss	$(2,104,290)	$(1,068,805)	$(5,218,770)	$(2,678,613)
Net loss per share – basic and diluted	$(0.37)	$(0.19)	$(0.92)	$(0.51)
Weighted average common shares outstanding – basic and diluted	5,712,645	5,505,077	5,691,216	5,285,569

See accompanying notes which are an integral part of these financial statements.

F-3

BIOVENTRIX, INC.

Consolidated Statements of Changes in Stockholders’ Deficit

(unaudited)

	Preferred Stock		Common Stock		Additional Paid	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	In Capital	Deficit	Deficit
Balances, December 31, 2023	1,565,000	$157	5,000,971	$500	$218,147,685	$(219,722,999)	$(1,574,657)
Stock-based compensation expense			424,992	$42	$339,952		$339,994
Issuance of common shares to former Preferred A-1 shareholders			132,674	$13	$(13)		$-
Net Loss						$(2,678,613)	$(2,678,613)
Balances, September 30, 2024	1,565,000	$157	5,558,637	$555	$218,487,624	$(222,401,612)	$(3,913,276)

Balances, December 31, 2024	1,565,000	$157	5,616,390	$561	$218,533,820	$(223,573,673)	$(5,039,135)
Stock-based compensation expense			96,255	$10	$113,140		$113,150
Net loss					$	$(5,218,770)	$(5,218,770)
Balances, September 30, 2025	1,565,000	$157	5,712,645	$571	$218,646,960	$(228,792,443)	$(10,144,755)

See accompanying notes which are an integral part of these financial statements.

F-4

BIOVENTRIX, INC.

Consolidated Statements of Cash Flows

(unaudited)

	For the Nine Months Ended September 30,
	2025	2024
Cash flows from operating activities:
Net loss	$(5,218,770)	$(2,678,613)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	33,896	33,896
Stock based compensation	113,150	339,994
Change in the fair value of derivative liability	3,434	-
Amortization of discount on convertible notes	160,771	7,540
Changes in operating assets and liabilities:
Accounts payable	195,997	79,073
Accrued liabilities	782,274	206,054
Inventories	(200,961)	(27,637)
Lease liability	(85,194)	(73,070)
Lease asset	83,374	74,495
Deposits	(100,000)	-
Prepaid expense	(109,339)	53,595
Net cash used in operating activities	(4,341,368)	(1,984,673)

Cash flows from investing activities:
Purchases of property and equipment	-	-
Net cash used in investing activities	-	-

Cash flows from financing activities:
Proceeds from convertible notes payable	3,662,600	3,000,000
Net cash provided by financing activities	3,662,600	3,000,000

Increase (Decrease) in cash and cash equivalents	$(678,768)	$1,015,327

Cash and cash equivalents, start of year	2,637,635	646,349
Cash and cash equivalents, end of year	$1,958,867	$1,661,676

Supplemental disclosure of cash flow information
Non-cash operating activities:
Derivative liability	$701,876	$44,203
Issuance of common shares to former A-1 shareholders	$-	$13

Non-cash financing activities:
Discount on convertible notes	$44,959	$-
Cash paid during the period for income taxes	$-	$-

See accompanying notes which are an integral part of these financial statements.

F-5

BIOVENTRIX, INC.

Notes to Consolidated Financial Statements

September 30, 2025 and 2024

(unaudited)

Note 1 – Organization and operations and basis of presentation

BioVentrix, Inc. (the “Company”) is a private medical device company that was incorporated in the state of California on October 15, 2003, as CHF Technologies, Inc. During 2012, the Company created BioVentrix, Inc., a Delaware corporation, which it then merged into CHF Technologies, Inc. From 2004 through 2007, the Company marketed products and services to treat various heart related issues. In 2007, the Company ceased sales and marketing of these product lines and began developing a new product to treat heart failure. In June 2016 the Company received CE Mark Certification for its product Revivent TC ™ TransCatheter Ventricular Enhancement System. In 2016 the Company tested and marketed the system in Europe. In May 2016, the Company received Food and Drug Administration (“FDA”) Investigational Device Exemption (“IDE”) approval for its clinical trial and began to test and market the system in the United States in 2017. The Company’s trial, which was completed in 2023 (the “ALIVE Trial”), achieved statistical significance with a subpopulation on functional status and Quality-of-Life (“QoL”) measures, three of the measures in our efficacy endpoint composite. Leveraging this subpopulation finding, the Company proposed and was approved by the FDA via an IDE for the RELIVE Trial for 84 treated patients and 42 control patients, for a total of 126 trial patients (135 randomized patients starting the trial to account for trial patient attrition). In November 2024, the Company received an investigational device exemption (“IDE”) from the U.S. Food and Drug Administration (the “FDA”) under Breakthrough Therapy Designation (“BTD”) to begin a pivotal trial (the “RELIVE Trial”). The FDA grants BTD if preliminary clinical evidence suggests the procedure may improve substantially upon at least one clinically significant endpoint for a serious or life-threatening condition compared to existing therapies. The first RELIVE trial patient was treated on September 29, 2025.

Going Concern – The accompanying financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company has experienced net operating losses and negative cash flows from operations since inception, which raise substantial doubt about its ability to continue as a going concern. Since inception, the Company has accumulated a deficit of approximately $229 million as of September 30, 2025, and management expects to incur additional losses in the foreseeable future. Management believes that successful marketing and sales of its products will result in lower losses. To date, the Company has financed its operations primarily with proceeds from private equity offerings and various debt arrangements (see Note 14, Subsequent events). Management believes that it will be able to obtain additional capital from private equity, corporate partners, or from other sources, however there can be no assurance that it will be successful in securing additional capital. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for at least one year from the date of this report. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

F-6

BIOVENTRIX, INC.

Notes to Consolidated Financial Statements

September 30, 2025 and 2024

(unaudited)

Note 2 – Summary of significant accounting policies

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reported period. Management bases its estimates on historical experience and market specific or other relevant assumptions that it believes are reasonable under the circumstances. On an ongoing basis, management evaluates its estimates, including those related to accruals for research and development costs, fair value of equity instruments and accounting for stock-based compensation. Actual results could differ from those estimates

Concentration of credit risk – Substantially all the Company’s cash and cash equivalents are held by one financial institution that management believes is of high credit quality. Such deposits may, at times, exceed federally insured limits. Management believes the Company is not exposed to significant credit risk due to the financial strength of the depository institution in which the cash and cash equivalents are held. The Company has not experienced any losses on its deposits of cash and cash equivalents.

Risks and Uncertainties – The Company is subject to certain risks and uncertainties, including, but not limited to changes in any of the following areas that the Company believes could have a material adverse effect on future financial position or results of operations: ability to obtain future financing; regulatory clearance and market acceptance of the Company’s products; development of sales channels; protection of the intellectual property; litigation or claims against the Company based on intellectual property, or other factors; and the Company’s ability to attract and retain employees necessary to support its growth.

Cash and cash equivalents – Cash and cash equivalents include investments in money market funds with a maturity of generally three months or less, and are carried at cost which approximates market value.

Inventories – Inventories are carried at the lower of cost or net realizable value using the first-in, first-out (“FIFO”) method of accounting.

Property and equipment – Property and equipment are recorded at cost, subject to adjustments for impairments, and depreciated over their estimated useful lives of approximately two to five years on a straight-line basis. Leasehold improvements are depreciated over the shorter of either the useful life or the remaining term of the lease. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to other income or expense. Repairs and maintenance costs are expensed as incurred.

Impairment of Long-Lived Assets – Long-lived assets consist of property and equipment. The Company assesses potential impairment losses on long-lived assets used in operations when events and circumstances indicate that assets might be impaired. The Company did not recognize any impairment losses in the nine months ended September 30, 2025, and 2024.

F-7

BIOVENTRIX, INC.

Notes to Consolidated Financial Statements

September 30, 2025 and 2024

(unaudited)

Advertising costs – Advertising costs are expensed as incurred. Advertising expenses were insignificant for the nine months ended September 30, 2025, and 2024.

Fair value of financial instruments – The Company calculates the fair value of its assets and liabilities which qualify as financial instruments and includes this information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of accounts receivable, other receivables, prepaid expenses, accounts payable and accrued liabilities approximate the carrying amounts due to the relatively short maturity of these instruments. None of these instruments are held for trading purposes.

Revenue Recognition – the Company adopted ASU No. 2014-09 Revenue from Contracts with Customers (“ASC 606”) as of January 1, 2018. The standard establishes a single revenue recognition model for all contracts with customers, eliminates industry specific requirements, and expands disclosure requirements.

Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

The Company records product revenue primarily from the sale of its Revivent TC™ TransCatheter Ventricular Enhancement System (“System”). The Company is focused on the RELIVE clinical trial in the United States and therefore is not focused on commercialization of the System although the Company has obtained approval to sell the System in Europe.

Research and development – Costs to develop the Company’s products are expensed as incurred. These costs include salaries and other personnel related expenses, contractor fees, facility costs, supplies, depreciation of equipment, and other outside services associated with the design and development of new products prior to the establishment of their technological feasibility.

Income taxes – The Company accounts for income taxes under the asset and liability method, which requires that deferred income taxes be provided for temporary differences between the tax basis of the Company’s assets and liabilities and their financial statements, reported amounts. In addition, deferred tax assets are recorded for the future benefit of utilizing net operating losses and research and development credit carryforwards. A valuation allowance is provided against deferred tax assets unless it is more likely than not that they will be realized.

In evaluating the ability to recover its deferred income tax assets, the Company considers all available positive and negative evidence, including its operating results, ongoing tax planning and forecasts of future taxable income on a jurisdiction-by-jurisdiction basis. In the event the Company determines that it would be able to realize its deferred income tax assets in the future in excess of their net recorded amount, it would make an adjustment to the valuation allowance that would reduce the provision for income taxes. Conversely, in the event that all or part of the net deferred tax assets are determined not to be realizable in the future, an adjustment to the valuation allowance would be charged to earnings in the period when such determination is made. The Company has recorded a full valuation allowance on its net deferred tax assets.

F-8

BIOVENTRIX, INC.

Notes to Consolidated Financial Statements

September 30, 2025 and 2024

(unaudited)

Accounting for uncertain tax positions requires the Company to use a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Company classifies the liability for unrecognized tax benefits as current to the extent that the Company anticipates payment (or receipt) of cash within one year. Interest and penalties related to uncertain tax positions are recognized in the provision for income taxes.

Stock-based compensation – The Company measures and recognizes stock-based compensation expense in the financial statements for all share-based payment awards made to employees, directors, and non-employees based on estimated fair values on the date of grant based on using the Black- Scholes option pricing model. Common stock issued for services are recorded based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

The Company’s determination of fair value of share-based payment awards on the date of grant using the Black-Scholes option-pricing model is affected by the Company’s estimated fair value of common stock as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to:

Expected Term – Expected term represents the period that the Company’s stock-based awards are expected to be outstanding and is determined using the simplified method.

Expected Volatility – Expected volatility is estimated by studying the volatility of comparable public companies for similar terms.

Expected Dividend – The Black-Scholes valuation model calls for a single expected dividend yield as an input.

Risk-Free Interest Rate – The risk-free interest rate is based on the U.S. Treasury zero-coupon issued in effect at the time of grant for periods corresponding with the expected term of the option.

Stock-based compensation expense for all share-based payment awards is based on the grant date calculated fair value. The Company recognizes these compensation costs, net of an estimated forfeiture rate, and recognizes the compensation costs for only those shares expected to vest on a straight-line basis over the requisite service period of the award, which is generally the option vesting term of four years. The Company estimated the forfeiture rate based on its historical experience for annual grant years where the majority of the vesting terms have been satisfied.

F-9

BIOVENTRIX, INC.

Notes to Consolidated Financial Statements

September 30, 2025 and 2024

(unaudited)

The Financial Accounting Standards Board (“FASB”) has issued several new Accounting Standards Updates (“ASUs”) that are not yet effective for the Company, including:

●	ASU 2023-06, Disclosure Improvements;
●	ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures;
●	ASU 2024-03, Compensation—Expense Disaggregation Disclosures;
●	ASU 2025-03, Consolidation (Topic 810): Business Combinations Involving a Variable Interest Entity (VIE).

The Company is currently evaluating the impact of each of these standards on its consolidated financial statements and related disclosures. Based on its preliminary assessment, the Company does not expect the adoption of these ASUs to have a material impact on its financial position, results of operations, or cash flows. The Company will adopt each ASU in accordance with its required effective date.

Note 3 – Fair value of derivative liability

The Company has identified an embedded derivative related to the maturity conversion feature of its secured convertible notes that is required to be bifurcated and accounted for separately in accordance with ASC 815, Derivatives and Hedging. The derivative liability is measured at fair value at each reporting date, with changes in fair value recognized in the consolidated statement of operations.

At September 30, 2025, the fair value of the derivative liability was $1,069,708. The fair value was estimated using a probability-weighted expected return model, which incorporates significant unobservable inputs, including probability and timing of different events, discount rate and value of the Company’s common stock. Accordingly, the derivative liability is classified within Level 3 of the fair value hierarchy under ASC 820.

The primary valuation assumptions used were:

Maturity date	12/31/2027
Bond rate (CCC)	11.43% - 12.19%
Volatility	98.0% - 100.2%
Probability of Qualified Financing	25%
Timing of Qualified Financing	12/15/25
Probability of Qualified IPO	50%
Timing of Qualified IPO	12/15/25
Value of common stock, per 409A valuation	$0.81

The following table presents the change in the fair value of the derivative liability during the nine months ended September 30, 2025:

Fair value at January 1, 2025	$364,398
Initial recognition upon issuance	701,876
Losse recognized in earnings	3,434
Transfers in / out of Level 3	-
Fair value at September 30, 2025	$1,069,708

Changes in the fair value of the derivative liability resulted in an unrealized loss of $3,434 for the nine months ended September 30, 2025, which was recognized in other expense in the consolidated statement of operations.

Note 4 – Balance sheet components

Inventories consist of the following:

	September 30,	December 31,
	2025	2024
Raw materials	$200,961	$-
Finished goods	-	295,024
Reserve for obsolescence	-	(295,024)
	$200,961	$-

Prepaid expenses consist of the following:

	September 30, 2025	December 31, 2024
Insurance	$117,681	$102,657
Rent	17,507	-
Licenses	43,490	-
Other	35,372	2,054
	$214,050	$104,711

Property and equipment consist of the following:

	September 30,	December 31,
	2025	2024
Leasehold improvements	$229,742	$229,742
Accumulated depreciation	(116,754)	(82,858)
	$112,988	$146,884

Depreciation expense of $33,896 was recorded for the nine months ended September 30, 2025 and 2024.

Accrued liabilities consist of the following:

	September 30,	December 31,
	2025	2024
Accrued payroll liabilities	$245,393	$225,087
Accrued interest	1,073,111	352,105
Royalties	190,213	190,213
Other accrued expenses	57,907	16,945
	$1,566,624	$784,350

Note 5 – Convertible notes payable

Series A Secured Convertible Notes

From March 2024 through August 2024, the Company issued $3,000,000 in principal amount of its secured convertible promissory notes (the “Series A Notes”) to accredited investors the repayment of which is secured by a grant of security interest in all the Company’s assets. The Series A Notes accrue interest at the annual rate of 15% compounded quarterly and have a maturity date of December 31, 2027. The aggregate limit of the Series A Notes that can be issued is $3,000,000.

F-10

BIOVENTRIX, INC.

Notes to Consolidated Financial Statements

September 30, 2025 and 2024

(unaudited)

A member of the Board of Directors and entities controlled by him purchased a total of $1,830,000 of the Series A Notes from the Company. See Note 5.

The conversion features of the Series A Notes are as follows:

Automatic Conversion – The outstanding principal and unpaid accrued interest of each note shall be automatically converted into either (i) such equity securities sold in the Qualified Financing (equity financing of at least $20 million) a conversion price equal to the price paid per share for the equity securities paid by the investors in the Qualified Financing multiplied by 0.75, or (ii) Series A Preferred Stock of the Company at the price of $1.00 per share.

Non-Qualified Financing Conversion – The outstanding principal and unpaid accrued interest of each note may, at the sole election of the noteholder, be converted into either (i) such equity securities sold in the Non-Qualified Financing (equity financing of at least $10 million) at a conversion price equal to the price paid per share for the equity securities paid by the investors in the Non-Qualified Financing multiplied by 0.75, or (ii) Series A Preferred Stock of the Company at the price of $1.00 per share.

Maturity Conversion – If the closing of a Qualified Financing or a Non-Qualified has not occurred on or before the Maturity Date, then the holder of each note shall elect either: (i) the Company pay the holder an amount equal to the sum of all accrued and unpaid interest due plus (2) two times (2x) the outstanding principal balance; or (ii) the outstanding principal and unpaid accrued interest be converted into Series A Preferred Stock of the Company at the price of $1.00 per share.

Corporate Transaction Conversion – In the event of a Corporate Transaction the holder of each note may elect either: (i) the sum of all accrued and unpaid interest due plus (2) two times (2x) the outstanding principal balance; or (ii) the outstanding principal and unpaid accrued interest will convert, effective immediately prior to, but contingent upon, the consummation of such Corporate Transaction, into Series A Preferred Stock of the Company at the price of $1.00 per share.

Qualified IPO Conversion – In the event of a sale of shares of Common Stock of the Company in a Qualified IPO (at least $7,500,000 of gross proceeds), each note shall automatically convert into shares of Series A Preferred Stock of the Company at the price of $1.00 per share.

Series A-1 Secured Convertible Notes

From October 2024 through September 2025, the Company issued $5,417,559 in principal amount of its secured convertible promissory notes (the “Series A-1 Notes”) to accredited investors. The repayment of Series A-1 Notes is secured by a grant of security interest in all the Company’s assets which security interest is pari passu to the security interest granted to the note holders. The Series A-1 Notes accrue interest at the annual rate of 15% compounded quarterly and have a maturity date of December 31, 2027. The aggregate limit of the Series A-1 Notes that can be issued is $12,000,000. See Note 14.

F-11

BIOVENTRIX, INC.

Notes to Consolidated Financial Statements

September 30, 2025 and 2024

(unaudited)

The conversion features of the Series A-1 Notes are as follows:

Automatic Conversion – The outstanding principal and unpaid accrued interest of each note shall be automatically converted into either (i) such equity securities sold in the Qualified Financing (equity financing of at least $20 million) a conversion price equal to the price paid per share for the equity securities paid by the investors in the Qualified Financing multiplied by 0.75, or (ii) Series A-1 Preferred Stock of the Company at the price of $3.33 per share.

Non-Qualified Financing Conversion – The outstanding principal and unpaid accrued interest of each note may, at the sole election of the noteholder, be converted into either (i) such equity securities sold in the Non-Qualified Financing (equity financing of at least $10 million) at a conversion price equal to the price paid per share for the equity securities paid by the investors in the Non-Qualified Financing multiplied by 0.75, or (ii) Series A-1 Preferred Stock of the Company at the price of $3.33 per share.

Maturity Conversion – If the closing of a Qualified Financing or a Non-Qualified has not occurred on or before the Maturity Date, then the holder of each note shall elect either: (i) the Company pay the holder an amount equal to the sum of all accrued and unpaid interest due plus two times the outstanding principal balance; or (ii) the outstanding principal and unpaid accrued interest be converted into Series A-1 Preferred Stock of the Company at the price of $3.33 per share.

Corporate Transaction Conversion – In the event of a Corporate Transaction the holder of each note may elect either: (i) the sum of all accrued and unpaid interest due plus (2) two times (2x) the outstanding principal balance; or (ii) the outstanding principal and unpaid accrued interest will convert, effective immediately prior to, but contingent upon, the consummation of such Corporate Transaction, into Series A-1 Preferred Stock of the Company at the price of $3.33 per share.

Qualified IPO Conversion – In the event of a Qualified IPO the outstanding principal and unpaid accrued interest of each note will automatically convert into shares of Series A-1 Preferred Stock of the Company at the price of $3.33 per share.

In September 2025, the Company received a unanimous written consent of the board of directors to amend the Series A-1 Secured Convertible Notes to provide for a discount of 8.25% to any purchaser of a secured convertible promissory note in the principal amount of at least $2,327,400, increase the maximum aggregate amount of Series A-1 Secured Convertible Notes to $12,000,000 and to authorize the second amendment to the certificate of designations of the Series A-1 preferred stock by 2,000,000 shares.

While the Company anticipates an automatic conversion of the Series A Notes and Series A-1 Secured Notes due to a Qualified Financing or Qualified IPO prior to maturity, a derivative liability of $1,069,708 has been recorded as the fair value of the possibility the notes will fully mature. See Note 3.

The following table provides information for the convertible notes:

	Series A	Series A-1	Total
As of September 30, 2025:
Principal outstanding	$3,000,000	$5,417,559	$8,417,559
Accrued interest	$714,696	$358,415	$1,073,111
Discount	$21,575	$939,781	$961,356
Derivative liability	$47,870	$1,021,838	$1,069,708
For the nine months ended September 30, 2025:
Interest expense	$388,415	$322,115	$710,530
Amortization of discount	$10,331	$150,400	$160,771

As of September 30, 2024:
Principal outstanding	$3,000,000	$-	$3,000,000
Accrued interest	$206,054	$-	$206,054
Discount	$44,203	$-	$44,203
Derivative liability	$44,203	$-	$44,203
For the nine months ended September 30, 2024:
Interest expense	$206,054	$-	$206,054
Amortization of discount	$7,540	$-	$7,540

Note 6 – Related party transactions

In February 2024, two members of the Board of Directors and entities controlled by them purchased 650,000 Preferred Series A shares from other investors. In April 2024 the directors sold 195,780 of these shares to the Company at cost in to be used as incentive for certain purchasers of Series A Notes (the “Sweetener Shares”).

In March 2024, a member of the Board of Directors and entities controlled by him purchased $1,484,000 of Series A Notes from the Company. In August 2024, an additional purchase of $346,000 was made, for a total of $1,830,000 Series A Notes. See Note 4.

In April 2024, the Company issued 225,900 Sweetener Shares to certain purchasers of Series A Secured Convertible Notes. An entity controlled by a member of the Board of Directors received 148,400 of the Sweetener Shares related to his $1,830,000 purchase of notes in March 2024.

In April 2024, the Company issued 216,000 restricted stock awards to two officers of the Company. These awards fully vested, resulting in $172,800 of stock-based compensation expense recorded in 2024.

In January 2025, the Co-Chief Executive Officers were granted 413,000 stock options at an exercise price of $1.00 per share. The options vest 25% after twelve months and 6.25% per month thereafter over the next thirty-six months. The Company recognized $29,963 of stock-based compensation expense in selling, general administration expenses during the six months ended June 30, 2025, for these grants. See Note 9.

During the nine months ended September 30, 2025, our Co-Chief Executive Officers and Chief Medical Officer vested in 55,005 shares of restricted stock. The Company recognized $44,004 of stock-based compensation expense in selling, general administration expenses during the nine months ended September 30 for the vesting. In addition, 41,250 shares of restricted stock issued to a member of the Board of Directors also vested during the six months ended June 30, 2025, resulting in stock-based compensation of $33,000 being recognized in selling, general administration expenses for the vesting.

F-12

BIOVENTRIX, INC.

Notes to Consolidated Financial Statements

September 30, 2025 and 2024

(unaudited)

Note 7 – Income taxes

There is no provision for federal income taxes because the Company has incurred cumulative operating losses from the date of inception. The Company has made tax payments consisting of the state minimum tax.

The Company does not have any unrecognized tax benefits as of June 30, 2025. The Company did not recognize any expense for interest and penalties related to uncertain tax positions during the six months ended June 30, 2025, and the Company does not have any amounts related to interest and penalties accrued at June 30, 2025.

Note 8 – Dividends:

Holders of preferred stock are entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the prior rights of holders of all classes of stock outstanding. The holders of the Series A preferred stock are not entitled to cumulative dividends. No dividends have been declared by the board of directors as of September 30, 2025.

Note 9 – Reserved shares of common stock:

The Company had shares of common stock reserved for future issuance as follows:

	September 30,	December 31,
	2025	2024
Series A Preferred Stock	1,565,000	1,565,000
Convertible Notes	5,449,222	3,513,514
Equity incentive shares available for grant	972,000	1,500,000
Stock options outstanding	528,000	-
Total common shares reserved	$8,514,222	$6,578,514

Note 10 – Stock-based compensation:

In August 2024, the Company adopted the 2024 Equity Incentive Plan (the “Equity Plan”), which provides for the granting of incentive stock options, nonstatutory stock options and restricted stock awards to employees, directors and consultants of the Company and its affiliates. The Equity Plan reserves a total of 1,500,000 shares that may be used. No shares were issued in 2024 under the Equity Plan.

During the nine months ended September 30, 2025, the Company granted 528,000 stock options under the Equity Plan, of which 413,000 were to related parties. The stock options were granted at an exercise price of $1.00 per share, vesting over 48 months. The fair value of options granted was estimated using the Black-Scholes model assuming volatility of 50%, weighted-average risk-free interest rate of 4.59% and an expected life of 6 years. The Company recognized $36,145 of stock-based compensation expense in selling, general and administrative expense for the stock options granted, of which $29,963 was for the related parties. See Note 6.

In September 2024, the Company issued 231,000 shares of restricted common stock to certain officers, directors and consultants of the Company. Of these, 134,745 shares vested in 2024, and the remaining 96,255 shares vested in 2025. As the restricted stock was valued at $0.80 per share, the Company recorded $77,004 in selling, general administration expenses for the 2025 vesting. See Note 6. The restricted stock was not issued from the Equity Plan.

F-13

BIOVENTRIX, INC.

Notes to Consolidated Financial Statements

September 30, 2025 and 2024

(unaudited)

Note 11 – Commitments and contingencies

The Company leases its facility under a non-cancelable lease agreement accounted for in accordance with ASC 842, Leases. The Company determines if an arrangement is a lease at inception. Right-of-use (ROU) assets represent the Company’s right to use an underlying asset for the lease term, and lease liabilities represent the Company’s obligation to make lease payments over the term. Lease ROU assets and liabilities are recognized at commencement based on the present value of lease payments over the lease term, using the Company’s incremental borrowing rate unless the rate implicit in the lease is readily determinable.

Lease-related assets and liabilities consist of the following at:

	September 30,	December 31,
	2025	2024
Lease right of use asset	$261,113	$344,487
Lease liability, current	145,238	142,061
Lease liability, non-current	133,961	222,332
Total lease liability	$279,199	$364,393

Lease payments remaining at September 30, 2025, consist of the following:

2025	$38,083
2026	153,857
2027	118,070
Total lease payments	310,010
Less: imputed interest at 11.67%	(30,811)
Present value of lease payments	$279,199

Weighted-average remaining lease term	2.0 years

Lease expense of $174,814 and $129,791 was recorded during the nine months ended September 30, 2025, and 2024, respectively.

In the normal course of business, the Company is subject to various legal matters from which contingent liabilities may arise. The Company assesses, in conjunction with its legal counsel, the need to record a liability for litigation and contingencies. Reserve estimates are recorded when and if it is determined that a loss-related matter is both probable and reasonably estimable. As of September 30, 2025, and December 31, 2024, the Company did not have any material reserve estimates recorded.

Note 12 – Employee benefit plans

The Company has a 401(k) plan in which employees who have met certain eligibility requirements may participate. Each eligible employee may elect to contribute to the 401(k) plan, and the Company may make discretionary contributions. The Company recorded contributions of $41,688 and $10,549 for the nine months ended September 30, 2025, and 2024, respectively.

F-14

BIOVENTRIX, INC.

Notes to Consolidated Financial Statements

September 30, 2025 and 2024

(unaudited)

Note 13 – Segments

The Company operates in one reportable segment, which is the development of a new product to treat heart failure. The Company’s chief operating decision maker (“CODM”) is the chief executive officer. The CODM regularly reviews and uses consolidated net loss, as reported on our Consolidated Statements of Operations in evaluating the overall performance of our single reporting segment. As a result, the Company has determined that it has only one reportable segment.

Although the Company has generated no revenue during the reporting period, it continues to incur expenses related to research and development, general and administrative activities, and other operational costs. The CODM uses these expense categories to assess the Company’s performance and allocate resources.

The accounting policies of the single segment are the same as those described in the summary of significant accounting policies. There have been no significant changes in measurement methods during the reporting period.

Geographically, we have no assets in a foreign country requiring separate disclosure.

The following table provides the significant expenses that management used to manage our one reportable segment for the nine months ended September 30:

	2025	2024
Research and development	$795,590	$471,686
Selling, general and administrative	3,566,799	2,036,539
Total operating expenses	$4,362,389	$2,508,225

Note 14 – Subsequent events

In preparing the financial statements, the Company has evaluated all subsequent events and transactions for potential recognition or disclosure through November 13, 2025, the date the financial statements were available for issuance.

Subsequent to September 30, 2025, the Company raised $1,300,000 of Series A-1 Secured Convertible Notes and has commitments for purchases of an additional $3,327,400.

On October 1, 2025, the Company granted 512,500 stock options at an exercise price of $1.14 per share. The options vest 25% after twelve months and 6.25% per month thereafter over the next thirty-six months. Related parties were granted 355,000 of the 512,500 stock options granted.

F-15

BIOVENTRIX, INC.

CONSOLIDATED
FINANCIAL STATEMENTS

Years Ended December 31, 2024 and 2023

and Report of Independent Registered Accounting Firm

F-16

BIOVENTRIX, INC.

CONSOLIDATED
FINANCIAL STATEMENTS

Years Ended December 31, 2024 and 2023

F-17

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Bioventrix, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Bioventrix, Inc. (the Company) as of December 31, 2024 and 2023 and the related consolidated statements of operations, statements of changes in stockholders’ deficit and cash flows for the two years period then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two year periods ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the accompanying financial statements, the Company has not yet generated any significant revenue, has incurred recurring losses from operations, generated negative cash flows from operating activities and had an accumulated deficit that raises substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans in regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Restatement of the 2024 and 2023 Consolidated Financial Statements

As discussed in Note 3 & 4 to the consolidated financial statements, the accompanying 2024 and 2023 consolidated financial statements have been restated to correct for errors.

Critical Audit Matter

The critical audit matter communicated is a matter arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Going Concern

As discussed in Note 1, the Company has not yet generated any significant revenue, has incurred recurring losses from operations, generated negative cash flows from operating activities and had an accumulated deficit that raises substantial doubt about the Company’s ability to continue as a going concern. Auditing management’s evaluation of a going concern can be a significant judgment given the fact that the Company uses management estimates on future revenues and expenses, which are difficult to substantiate. We evaluated the appropriateness of the going concern, we examined and evaluated the financial information along with management’s plans to mitigate the going concern and management’s disclosure on going concern.

Capital Stock and Other Equity Accounts

As discussed in Note 11, the Company issued shares for cash, services, recapitalization and conversion of debts. Auditing management’s evaluation of the shares issued involves significant judgments and estimates in determining the proper classification of the shares, as well as the value of the shares. We evaluated management’s assessment of the appropriateness and accuracy of the classification and valuation of the shares and stock-based compensation.

/s/ M&K CPAS, PLLC

We have served as the Company’s auditor since 2025.

The Woodlands, Texas
July 2, 2025 except for notes 3 and 4 to which the date is October 3, 2025

F-18

BIOVENTRIX, INC.

Consolidated Balance Sheets

	As of December 31,
	2024	2023
	(Restated)
ASSETS
Current assets:
Cash and cash equivalents	$2,637,635	$646,349
Prepaid expenses	104,711	173,388
Total current assets	2,742,346	819,737
Long-term assets:
Property and equipment, net	146,884	192,079
Lease right of use asset	344,487	455,133
Deposits	45,532	45,532
Total long-term assets	536,903	682,744
Total assets	$3,279,249	$1,502,481

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$2,470,535	$2,180,551
Accrued liabilities	784,350	432,488
Lease liability, current	142,061	137,885
Convertible notes	4,710,000	-
Discount on convertible notes	(375,292)
Total current liabilities	7,731,654	2,750,924
Long-term liabilities:
Derivative liability	364,398	-
Lease liability, non-current	222,332	326,214
Total long-term liabilities	586,730	326,214
Total liabilities	8,318,384	3,077,138

Stockholders’ deficit:
Common stock, $0.0001 par value, 25,000,000 shares authorized; 5,616,390 and 5,000,971 shares issued and outstanding at December 31, 2024, and December 31, 2023, respectively	561	500
Convertible preferred stock, $0.0001 par value, 12,500,000 shares authorized; 1,565,000 shares issued and outstanding at December 31, 2024, and December 31, 2023, respectively	157	157
Additional paid-in capital	218,533,820	218,147,685
Accumulated deficit	(223,573,673)	(219,722,999)
Total stockholders’ deficit	(5,039,135)	(1,574,657)
Total liabilities and stockholders’ deficit	$3,279,249	$1,502,481

See accompanying notes which are an integral part of these financial statements.

F-19

BIOVENTRIX, INC.

Consolidated Statements of Operations

	For the Year Ended December 31,
	2024	2023
	(Restated)
Operating income:
Sales	$-	$197,584
Cost of goods sold	-	19,208
Gross profit	-	178,376

Operating expenses:
Research and development	589,851	8,240,683
Selling, general and administrative	2,972,565	5,826,854
Total operating expenses	3,562,516	14,067,537
Loss from operations	(3,562,516)	(13,889,161)

Other expense:
Interest, net	309,971	565,496
Other	(21,813)	4,449
Total other expense	288,158	569,945
Loss from operations before provision for income taxes	(3,850,674)	(14,459,106)
Provision for Income taxes	-	-
Net loss	$(3,850,674)	$(14,459,106)

Net loss per share – basic and diluted	$(0.72)	$(3.18)
Weighted average common shares outstanding – basic and diluted	5,355,663	4,551,195

See accompanying notes which are an integral part of these financial statements.

F-20

BIOVENTRIX, INC.

Statements of Changes in Stockholders’ Deficit

	Preferred Stock		Common Stock		Additional Paid	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	In Capital	Deficit	Deficit
Balances, January 1, 2023	3,952,736	$395	26,179	$3	$194,234,422	$(197,972,242)	$(3,737,355)
Payment of accrued financing commission	88,291	$9			$1,320,044		$1,320,053
Preferred stock dividends	672,071	$67			$7,291,584	$(7,291,651)	$-
Exchange of shares for stock options and warrants			261,694	$26	$(1,292)		$(1,266)
Recapitalization	(4,713,098)	$(471)	4,713,098	$471			$-
Issuance of preferred shares – net of issuance costs of $372,960	1,000,000	$100			$9,626,941		$9,627,041
Conversion of convertible notes	565,000	$57			$5,649,943		$5,650,000
Stock-based compensation expense					$25,976		$25,976
Net Loss						$(14,459,106)	$(14,459,106)
Balances, December 31, 2023	1,565,000	$157	5,000,971	$500	$218,147,685	$(219,722,999)	$(1,574,657)
Stock-based compensation expense			482,745	$48	$386,148		$386,196
Issuance of common shares to former Preferred A-1 shareholders			132,674	$13	$(13)		$-
Net loss					$	$(3,850,674)	$(3,850,674)
Balances, December 31, 2024	1,565,000	$157	5,616,390	$561	$218,533,820	$(223,573,673)	$(5,0539,135)

See accompanying notes which are an integral part of these financial statements.

F-21

BIOVENTRIX, INC.

Consolidated Statements of Cash Flows

	For the Year Ended December 31,
	2024	2023
	(Restated)
Cash flows from operating activities:
Net loss	$(3,850,674)	$(14,459,106)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	45,195	37,663
Stock based compensation	386,196	25,976
Gain on exchange of stock options and warrants	-	(1,266)
Change in fair value of derivative liability	(28,731)	-
Discount on convertible notes	17,837	-
Changes in operating assets and liabilities:
Accounts payable	289,984	1,034,193
Accrued liabilities	351,862	(1,205,331)
Inventories	-	19,208
Lease liability	(99,706)	(89,384)
Lease asset	100,646	207,723
Deposits	-	26,727
Prepaid expense	68,677	66,261
Net cash used in operating activities	(2,718,714)	(14,337,336)

Cash flows from investing activities:
Purchases of property and equipment	-	(183,060)
Net cash used in investing activities	-	(183,060)

Cash flows from financing activities:
Proceeds from issuance of preferred stock, net of issuance costs	-	9,627,041
Proceeds from convertible notes payable	4,710,000	4,650,000
Net cash provided by financing activities	4,710,000	14,277,041

Increase (Decrease) in cash and cash equivalents	$1,991,286	$(243,355)

Cash and cash equivalents, start of year	646,349	889,704
Cash and cash equivalents, end of year	$2,637,635	$646,349

Supplemental disclosure of cash flow information

Non-cash operating activities:
Payment of accrued financing commission in preferred stock	$-	$1,320,044
Derivative liability	$393,129	-

Non-cash financing activities:
Conversion of convertible notes to Preferred A shares	$-	$5,650,000
Recapitalization	-	471
Issuance of common shares to former A-1 shareholders	13	-

Cash paid during the year for:
Income taxes	$-	$-

See accompanying notes which are an integral part of these financial statements.

F-22

BIOVENTRIX, INC.

Notes to Consolidated Financial Statements

December 31, 2024 and 2023

Note 1 – Organization and operations and basis of presentation

BioVentrix, Inc. (the “Company”) is a private medical device company that was incorporated in the state of California on October 15, 2003, as CHF Technologies, Inc. During 2012, the Company created BioVentrix, Inc., a Delaware corporation, which it then merged into CHF Technologies, Inc. From 2004 through 2007, the Company marketed products and services to treat various heart related issues. In 2007, the Company ceased sales and marketing of these product lines and began developing a new product to treat heart failure. In June 2016 the Company received CE Mark Certification for its product Revivent TC ™ TransCatheter Ventricular Enhancement System. In 2016 the Company tested and marketed the system in Europe. In May 2016 the Company received Food and Drug Administration (“FDA”) Investigational Device Exemption (“IDE”) approval for its clinical trial and began to test and market the system in the United States in 2017. The Company’s trial, which ended in 2023 (the “ALIVE Trial”), achieved statistical significance with a subpopulation on functional status and Quality-of-Life (“QoL”) measures, three of the measures in our efficacy endpoint composite. Leveraging this subpopulation finding, the Company proposed and was approved by the FDA via an IDE for the RELIVE Trial for 84 treated patients and 42 control patients, for a total of 126 trial patients (135 randomized patients starting the trial to account for trial patient attrition). In November 2024, the Company received an investigational device exemption (“IDE”) from the U.S. Food and Drug Administration (the “FDA”) under Breakthrough Therapy Designation (“BTD”) to begin a pivotal trial (the “RELIVE Trial”). The FDA grants BTD if preliminary clinical evidence suggests the procedure may improve substantially upon at least one clinically significant endpoint for a serious or life-threatening condition compared to existing therapies.

Going Concern – The accompanying financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company has experienced net operating losses and negative cash flows from operations since inception, which raise substantial doubt about its ability to continue as a going concern. Since inception, the Company has accumulated a deficit of approximately $224 million as of December 31, 2024, and management expects to incur additional losses in the foreseeable future. Management believes that successful marketing and sales of its products will result in lower losses. To date, the Company has financed its operations primarily with proceeds from private equity offerings and various debt arrangements (see Note 16, Subsequent events). Management believes that it will be able to obtain additional capital from private equity, corporate partners, or from other sources, however there can be no assurance that it will be successful in securing additional capital. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for at least one year from the date of this report. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

F-23

BIOVENTRIX, INC.

Notes to Consolidated Financial Statements

December 31, 2024 and 2023

Note 2 – Summary of significant accounting policies

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reported period. Management bases its estimates on historical experience and market specific or other relevant assumptions that it believes are reasonable under the circumstances. On an ongoing basis, management evaluates its estimates, including those related to accruals for research and development costs, fair value of equity instruments and accounting for stock-based compensation. Actual results could differ from those estimates

Concentration of credit risk – Substantially all the Company’s cash and cash equivalents are held by one financial institution that management believes is of high credit quality. Such deposits may, at times, exceed federally insured limits. Management believes the Company is not exposed to significant credit risk due to the financial strength of the depository institution in which the cash and cash equivalents are held. The Company has not experienced any losses on its deposits of cash and cash equivalents.

Risks and Uncertainties – The Company is subject to certain risks and uncertainties, including, but not limited to changes in any of the following areas that the Company believes could have a material adverse effect on future financial position or results of operations: ability to obtain future financing; regulatory clearance and market acceptance of the Company’s products; development of sales channels; protection of the intellectual property; litigation or claims against the Company based on intellectual property, or other factors; and the Company’s ability to attract and retain employees necessary to support its growth.

Cash and cash equivalents – Cash and cash equivalents include investments in money market funds with a maturity of generally three months or less, and are carried at cost which approximates market value.

Inventories – Inventories are carried at the lower of cost or net realizable value using the first-in, first-out (“FIFO”) method of accounting. At December 31, 2024 and 2023, the Company had fully reserved the value of inventory as obsolete.

Property and equipment – Property and equipment are recorded at cost, subject to adjustments for impairments, and depreciated over their estimated useful lives of approximately two to five years on a straight-line basis. Leasehold improvements are depreciated over the shorter of either the useful life or the remaining term of the lease. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to other income or expense. Repairs and maintenance costs are expensed as incurred.

Impairment of Long-Lived Assets – Long-lived assets consist of property and equipment. The Company assesses potential impairment losses on long-lived assets used in operations when events and circumstances indicate that assets might be impaired. The Company has not recognized any impairment losses in the years ended December 31, 2024, and 2023

F-24

BIOVENTRIX, INC.

Notes to Consolidated Financial Statements

December 31, 2024 and 2023

Advertising costs – Advertising costs are expensed as incurred. Advertising expenses were insignificant for the years ended December 31, 2024, and 2023.

Fair value of financial instruments – The Company calculates the fair value of its assets and liabilities which qualify as financial instruments and includes this information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of accounts receivable, other receivables, prepaid expenses, accounts payable and accrued liabilities approximate the carrying amounts due to the relatively short maturity of these instruments. None of these instruments are held for trading purposes.

Revenue Recognition – the Company adopted ASU No. 2014-09 Revenue from Contracts with Customers (“ASC 606”) as of January 1, 2018. The standard establishes a single revenue recognition model for all contracts with customers, eliminates industry specific requirements, and expands disclosure requirements.

Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

The Company records product revenue primarily from the sale of its Revivent TC™ TransCatheter Ventricular Enhancement System (“System”). The Company is focused on the RELIVE clinical trial in the United States and therefore is not focused on commercialization of the System although the Company has obtained approval to sell the System in Europe.

Research and development – Costs to develop the Company’s products are expensed as incurred. These costs include salaries and other personnel related expenses, contractor fees, facility costs, supplies, depreciation of equipment, and other outside services associated with the design and development of new products prior to the establishment of their technological feasibility.

Income taxes – The Company accounts for income taxes under the asset and liability method, which requires that deferred income taxes be provided for temporary differences between the tax basis of the Company’s assets and liabilities and their financial statements, reported amounts. In addition, deferred tax assets are recorded for the future benefit of utilizing net operating losses and research and development credit carryforwards. A valuation allowance is provided against deferred tax assets unless it is more likely than not that they will be realized.

In evaluating the ability to recover its deferred income tax assets, the Company considers all available positive and negative evidence, including its operating results, ongoing tax planning and forecasts of future taxable income on a jurisdiction-by-jurisdiction basis. In the event the Company determines that it would be able to realize its deferred income tax assets in the future in excess of their net recorded amount, it would make an adjustment to the valuation allowance that would reduce the provision for income taxes. Conversely, in the event that all or part of the net deferred tax assets are determined not to be realizable in the future, an adjustment to the valuation allowance would be charged to earnings in the period when such determination is made. As of December 31, 2024 and 2023, the Company has recorded a full valuation allowance on its net deferred tax assets.

F-25

BIOVENTRIX, INC.

Notes to Consolidated Financial Statements

December 31, 2024 and 2023

Accounting for uncertain tax positions requires the Company to use a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Company classifies the liability for unrecognized tax benefits as current to the extent that the Company anticipates payment (or receipt) of cash within one year. Interest and penalties related to uncertain tax positions are recognized in the provision for income taxes.

Stock-based compensation – The Company measures and recognizes stock-based compensation expense in the financial statements for all share-based payment awards made to employees, directors, and non-employees based on estimated fair values on the date of grant based on using the Black- Scholes option pricing model. Common stock issued for services are recorded based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

The Company’s determination of fair value of share-based payment awards on the date of grant using the Black-Scholes option-pricing model is affected by the Company’s estimated fair value of common stock as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to:

Expected Term – Expected term represents the period that the Company’s stock-based awards are expected to be outstanding and is determined using the simplified method.

Expected Volatility – Expected volatility is estimated by studying the volatility of comparable public companies for similar terms.

Expected Dividend – The Black-Scholes valuation model calls for a single expected dividend yield as an input.

Risk-Free Interest Rate – The risk-free interest rate is based on the U.S. Treasury zero-coupon issued in effect at the time of grant for periods corresponding with the expected term of the option.

Stock-based compensation expense for all share-based payment awards is based on the grant date calculated fair value. The Company recognizes these compensation costs, net of an estimated forfeiture rate, and recognizes the compensation costs for only those shares expected to vest on a straight-line basis over the requisite service period of the award, which is generally the option vesting term of four years. The Company estimated the forfeiture rate based on its historical experience for annual grant years where the majority of the vesting terms have been satisfied.

F-26

BIOVENTRIX, INC.

Notes to Consolidated Financial Statements

December 31, 2024 and 2023

The Financial Accounting Standards Board (FASB) has issued several new accounting standards that are not yet effective for the Company, including ASU 2023-01 (Leases – Common Control Arrangements), ASU 2023-02 (Equity Method Investments), ASU 2023-05 (Joint Venture Formations), and ASU 2023-07 (Segment Reporting).

The Company has evaluated these new standards and does not expect them to have a material impact on its financial position, results of operations, or cash flows upon adoption.

Note 3 – Restatement of previously issued consolidated financial statements

As a result of an internal review, the Company identified errors related to the maturity conversion feature of its convertible notes that affected previously issued consolidated financial statements as of and for the year ended December 31, 2024. See Note 4.

The review was prompted by the Company’s receipt of comments issued by the staff of the SEC upon its review of the Company’s draft registration statement. After review of the staff’s comments, discussions with the staff, and investigation and further analysis, the Company determined that it had made an error in the application of generally accepted accounting principles as the maturity conversion feature of the notes was an embedded derivative that needed to be recorded at fair value per ASC 815.

The following table presents the effects of the Restatement Adjustments on the Company’s consolidated balance sheet as of December 31, 2024:

	As Previously Stated	Restatement Adjustments	As Restated
Liabilities and Deficit
Current liabilities:
Discount on convertible notes	$-	$(375,292)	$(375,292)
Total current liabilities	$8,106,946	$(375,292)	$7,731,654
Long-term liabilities:
Derivative liability	$-	$364,398	$364,398
Total long-term liabilities	$222,332	$364,398	$586,730
Total liabilities	$8,329,278	$(10,894)	$8,318,384
Stockholders’ deficit:
Accumulated deficit	$(223,584,567)	$10,894	$(223,573,673)
Total deficit	$(5,050,029)	$10,894	$(5,039,135)

The following table presents the effects of the Restatement Adjustments on the Company’s consolidated statements of operations as of December 31, 2024:

	As Previously Stated	Restatement Adjustments	As Restated
Other expense (income):
Interest, net	$292,134	$17,837	$309,971
Other	$6,918	$(28,731)	$(21,813)
Total other expense (income)	$299,052	$(10,894)	$288,158
Loss from operations before provision for income taxes	$(3,861,568)	$10,894	$(3,850,674)
Net loss	$(3,861,568)	$10,894	$(3,850,674)

The following table presents the effects of the Restatement Adjustments on the Company’s consolidated statements of cash flows as of December 31, 2024:

	As Previously Stated	Restatement Adjustments	As Restated
Cash flows from operating activities
Net loss	$3,861,568	$(10,894)	$3,850,674
Adjustments to reconcile net loss to net cash flows from operating activities:
Change in fair value of derivative liabilities	$-	$(28,731)	$(28,731)
Discount on convertible notes	$-	$17,837	$17,837
Supplementary cash flows information
Non-cash operating activities:
Derivative liability	$-	$393,129	$393,129

Note 4 – Fair value of derivative liability

The Company has identified an embedded derivative related to the maturity conversion feature of its secured convertible notes that is required to be bifurcated and accounted for separately in accordance with ASC 815, Derivatives and Hedging. The derivative liability is measured at fair value at each reporting date, with changes in fair value recognized in the consolidated statement of operations.

At December 31, 2024, the fair value of the derivative liability was $364,398. The fair value was estimated using a probability-weighted expected return model, which incorporates significant unobservable inputs, including probability of different events, timing of each event, discount rate and value of the Company’s common stock. Accordingly, the derivative liability is classified within Level 3 of the fair value hierarchy under ASC 820.

The following table presents the change in the fair value of the derivative liability during the year ended December 31, 2024:

Fair value at January 1, 2024	$-
Initial recognition upon issuance	393,129
(Gains) / losses recognized in earnings	(28,731)
Transfers in / out of Level 3	-
Fair value at December 31, 2024	$364,398

Changes in the fair value of the derivative liability resulted in an unrealized gain of $28,731 for the year ended December 31, 2024, which was recognized in other expense in the consolidated statement of operations.

Note 5 – Revenue:

The following table presents the Company’s total revenue disaggregated by geographical region for the years ended December 31:

	2024	2023
Europe	$-	$197,584
United States	-	-
Asia Pacific	-	-
	$-	$197,584

The following table presents the Company’s total revenue disaggregated by revenue type for the years ended December 31:

	2024	2023
Sales under the CE label	$-	$197,584
Sales to clinical trial participants under IDE	-	-
	$-	$197,584

Note 6 – Balance sheet components:

Inventories at December 31, consist of the following:

	2024	2023
Finished goods	$295,024	648,480
Reserve for obsolescence	(295,024)	(648,480)
	$-	$-

Property and equipment as of December 31, consists of the following:

	2024	2023
Leasehold improvements	$229,742	$229,742
Accumulated depreciation	(82,858)	(37,663)
	$146,884	$192,079

Depreciation expense was $45,195 and $37,673 for the years ended December 31, 2024, and 2023, respectively.

F-27

BIOVENTRIX, INC.

Notes to Consolidated Financial Statements

December 31, 2024 and 2023

Accrued liabilities at December 31, consist of the following:

	2024	2023
Accrued payroll liabilities	$225,087	$225,117
Accrued interest	352,105	-
Royalties	190,213	190,213
Other accrued expenses	16,945	17,158
	$784,350	$432,488

Note 7 – Convertible notes payable:

Unsecured Convertible Notes

In January 2023, the Company issued $3,000,000 in principal amount of its unsecured convertible promissory notes (the “Unsecured Convertible Notes”) to accredited investors which $3,000,000 principal amount included the exchange of $1,000,000 in principal amount of its then outstanding unsecured short-term promissory notes for $1,000,000 in principal amount of Unsecured Convertible Notes. The Unsecured Convertible Notes accrue interest at an annual rate of 10%, had a maturity date of June 30, 2023, and the principal amount automatically converts into the type of securities issued by the Company in a subsequent equity financing of at least $10,000,000 in gross proceeds at the price per share paid by investors in the equity financing. A cash fee of 1.5% of the principal amount of the Unsecured Convertible Note is also due on the earlier of the conversion of the Unsecured Convertible Note or the maturity date of the Unsecured Convertible Note. On March 21, 2023, the Company issued an additional Unsecured Convertible Note in the principal amount of $2,650,000. On March 29, 2023, the aggregate outstanding amount of $5,650,000 was converted into Series A Preferred Stock. See Note 9.

Series A Secured Convertible Notes

From March 2024 through August 2024, the Company issued $3,000,000 in principal amount of its secured convertible promissory notes (the “Series A Secured Convertible Notes”) to accredited investors the repayment of which is secured by a grant of security interest in all of the Company’s assets. The Series A Secured Convertible Notes accrue interest at the annual rate of 15% compounded quarterly and have a maturity date of December 31, 2027. The aggregate limit of the Series A Convertible Notes that can be issued is $3,000,000.

The conversion features of the Series A Secured Convertible Notes are as follows:

Automatic Conversion – The outstanding principal and unpaid accrued interest of each note shall be automatically converted into either (i) such equity securities sold in the Qualified Financing (equity financing of at least $20 million) a conversion price equal to the price paid per share for the equity securities paid by the investors in the Qualified Financing multiplied by 0.75, or (ii) Series A Preferred Stock of the Company at the price of $1.00 per share.

F-28

BIOVENTRIX, INC.

Notes to Consolidated Financial Statements

December 31, 2024 and 2023

Non-Qualified Financing Conversion – The outstanding principal and unpaid accrued interest of each note may, at the sole election of the noteholder, be converted into either (i) such equity securities sold in the Non-Qualified Financing (equity financing of at least $10 million) at a conversion price equal to the price paid per share for the equity securities paid by the investors in the Non-Qualified Financing multiplied by 0.75, or (ii) Series A Preferred Stock of the Company at the price of $1.00 per share.

Maturity Conversion – If the closing of a Qualified Financing or a Non-Qualified has not occurred on or before the Maturity Date, then the holder of each note shall elect either: (i) the Company pay the holder an amount equal to the sum of all accrued and unpaid interest due plus (2) two times (2x) the outstanding principal balance; or (ii) the outstanding principal and unpaid accrued interest be converted into Series A Preferred Stock of the Company at the price of $1.00 per share.

Corporate Transaction Conversion – In the event of a Corporate Transaction the holder of each note may elect either: (i) the sum of all accrued and unpaid interest due plus (2) two times (2x) the outstanding principal balance; or (ii) the outstanding principal and unpaid accrued interest will convert, effective immediately prior to, but contingent upon, the consummation of such Corporate Transaction, into Series A Preferred Stock of the Company at the price of $1.00 per share.

Qualified IPO Conversion – In the event of a sale of shares of Common Stock of the Company in a Qualified IPO (at least $7,500,000 of gross proceeds), each note shall automatically convert into shares of Series A Preferred Stock of the Company at $1.00 per share.

Series A-1 Secured Convertible Notes

From October 2024 through December 31, 2024, the Company issued $1,710,000 in principal amount of its secured convertible promissory notes (the “Series A-1 Secured Convertible Notes”) to accredited investors the repayment of which is secured by a grant of security interest in all of the Company’s assets which security interest is pari passu to the security interest granted to the Secured Convertible Note holders. The Series A-1 Secured Convertible Notes accrue interest at the annual rate of 15% compounded quarterly and have a maturity date of December 31, 2027. The aggregate limit of the Series A-1 Secured Convertible Notes that can be issued is $7,500,000. See Note 16.

The conversion features of the Series A-1 Secured Convertible Notes are as follows:

Automatic Conversion – The outstanding principal and unpaid accrued interest of each note shall be automatically converted into either (i) such equity securities sold in the Qualified Financing (equity financing of at least $20 million) a conversion price equal to the price paid per share for the equity securities paid by the investors in the Qualified Financing multiplied by 0.75, or (ii) Series A-1 Preferred Stock of the Company at the price of $3.33 per share.

Non-Qualified Financing Conversion – The outstanding principal and unpaid accrued interest of each note may, at the sole election of the noteholder, be converted into either (i) such equity securities sold in the Non-Qualified Financing (equity financing of at least $10 million) at a conversion price equal to the price paid per share for the equity securities paid by the investors in the Non-Qualified Financing multiplied by 0.75, or (ii) Series A-1 Preferred Stock of the Company at the price of $3.33 per share.

Maturity Conversion – If the closing of a Qualified Financing or a Non-Qualified has not occurred on or before the Maturity Date, then the holder of each note shall elect either: (i) the Company pay the holder an amount equal to the sum of all accrued and unpaid interest due plus two times the outstanding principal balance; or (ii) the outstanding principal and unpaid accrued interest be converted into Series A-1 Preferred Stock of the Company at the price of $3.33 per share.

F-29

BIOVENTRIX, INC.

Notes to Consolidated Financial Statements

December 31, 2024 and 2023

Corporate Transaction Conversion – In the event of a Corporate Transaction the holder of each note may elect either: (i) the sum of all accrued and unpaid interest due plus (2) two times (2x) the outstanding principal balance; or (ii) the outstanding principal and unpaid accrued interest will convert, effective immediately prior to, but contingent upon, the consummation of such Corporate Transaction, into Series A-1 Preferred Stock of the Company at the price of $3.33 per share.

Qualified IPO Conversion – In the event of a Qualified IPO the outstanding principal and unpaid accrued interest of each note will automatically convert into shares of Series A-1 Preferred Stock of the Company at the price of $3.33 per share.

While the Company anticipates an automatic conversion of the convertible notes due to achieving a Qualified Financing or Qualified IPO prior to maturity, a derivative liability of $364,398 has been recorded as the fair value of the possibility the notes will fully mature. See Note 4.

Note 8 – Obligation for intellectual property

The Company has licensed certain patents to be used in the development of prospective future products. The licensing agreement with the Henry Ford Health System provides for minimum payments, milestones, and royalties on future net sales on those potential future products. An agreement entered into by the Company requires payments of $16,250 annually; reimbursement of patent prosecution costs and a payment of 1% of net sales of the prospective product The agreement also requires due diligence and milestone payments of $200,000, $500,000, $125,000 and $250,000 upon receiving various approvals from the FDA. The Company has liability under the agreement of $140,213 and at December 31, 2024, and 2023. No royalty expense for this agreement was recorded during the years ended December 31, 2024, and 2023. Also, no royalty expense is anticipated for sales of the Revivent System which is not covered by the licensed patents.

Note 9 – Related party transactions:

In January 2023, a member of the Board of Directors converted a $500,000 note payable to an unsecured convertible note in the same amount.

In February 2023, the Company issued 88,291 shares of Series B Preferred stock to a firm related to a member of the Board of Directors, in payment of $1,324,200 of placement agent services that had been accrued at December 31, 2022. The Company determined that fees for placement services were at a reasonable market rate. See Note 11.

In February 2023, two members of the Board of Directors and entities they controlled received dividends of 485,600 shares of preferred stock. See Note 11.

In March 2023, two members of the Board of Directors and entities controlled by them purchased 702,500 Preferred Series A shares for $7,025,000. See Note 11.

In February 2024, two members of the Board of Directors and entities controlled by them purchased 650,000 Preferred Series A shares from other investors. The directors subsequently sold 195,780 of these shares to the Company at cost to be used as incentive for certain purchasers of Series A Secured Convertible Notes (the “Sweetener Shares”). The Company acquired an additional 30,120 Preferred Series A shares from an investor for a total of 225,900 Sweetener Shares. See Note 11.

In March 2024, a member of the Board of Directors and entities controlled by him purchased $1,830,000 Series A Secured Convertible Notes from the Company. See Note 7.

F-30

BIOVENTRIX, INC.

Notes to Consolidated Financial Statements

December 31, 2024 and 2023

In April 2024, the Company issued 225,900 Sweetener Shares to certain purchasers of Series A Secured Convertible Notes. An entity controlled by a member of the Board of Directors received 148,400 of the Sweetener Shares related to his $1,830,000 purchase of notes in March 2024.

In April 2024, the Company issued 216,000 restricted stock awards to two officers of the Company. These awards fully vested, resulting in $172,800 of stock-based compensation expense recorded in 2024. See Note 11.

In September 2024, the Company issued 88,000 restricted stock awards to two officers of the Company of which 51,300 vested, resulting in $41,064 of stock-based compensation expense recorded in 2024. The remaining 36,670 restricted stock awards vested in May 2025. See Note 11.

Note 10 – Income taxes

There is no provision for federal income taxes because the Company has incurred cumulative operating losses from the date of inception. The Company has made tax payments consisting of the state minimum tax. A reconciliation between the expected income tax provision at the federal statutory tax rate and the reported income tax provision is as follows:

	2024	2023
Federal income tax at statutory rate	(21.0)%	(21.0)%
State income tax net of federal benefit	(6.3)%	76.2%
Change in valuation allowance	(22.0)%	(65.1)%
Permanent differences	0.0%	0.1%
Net operating loss expiration	5.3%	0.0%
Stock compensation conversion	0.0%	9.8%
Effective income tax rate	0.0%	0.0%

F-31

BIOVENTRIX, INC.

Notes to Consolidated Financial Statements

December 31, 2024 and 2023

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities as of December 31, 2024, and 2023, are related to the following:

Deferred tax assets:	2024	2023
Net operating loss carryforwards	$38,505,661	$36,694,554
Capitalized research and development	4,967,980	5,941,531
Research and development credits	1,174,548	1,174,548
Stock compensation	105,509	-
Lease liability	99,552	126,792
Inventory	80,600	177,165
	44,933,850	44,114,590
Less valuation allowance	(44,836,353)	(43,986,446)
	$97,497	$128,144

Deferred tax liabilities
Fixed assets	$(3,385)	$(6,535)
Right-of-use assets	(94,112)	(121,609)
	$(97,497)	(128,144)

Net deferred tax asset	$-	$-

The Company has incurred significant tax losses since inception. Based on the available objective evidence, management cannot conclude it is more likely than not that the net deferred tax assets will be fully realized. Accordingly, the Company has provided a full valuation allowance against its net deferred tax assets.

As of December 31, 2024, the Company had net operating loss carryforwards of $174,721,780 for federal tax purposes available to reduce future taxable income, if any. These carryforwards will expire as follows:

2025	$2,079,385
2026	2,536,405
2027	4,692,198
2028	3,912,543
2029	1,707,675
Thereafter	63,578,627
Indefinite	96,214,947
$174,721,780

F-32

BIOVENTRIX, INC.

Notes to Consolidated Financial Statements

December 31, 2024 and 2023

As of December 31, 2024, the Company had net operating loss carryforwards of $24,052,418 for state tax purposes available to reduce future taxable income, if any. These carryforwards will expire as follows:

2043	$16,768,931
2044	7,283,487
$24,052,418

Benefits from net operating loss carryforwards may be impaired or limited in certain circumstances. Events which may cause, or may have caused, limitation in the amount of net operating losses that the Company may utilize in any one year include but are not limited to a cumulative ownership change of more than 50% over a three-year period. The impact of any limitations that may be imposed due to current or future issuances of equity securities, including issuances with respect to acquisitions, has not been determined.

As of December 31, 2024, and 2023 the Company has research development credit carryforwards of $1,174,548 for federal and state tax purposes. If not utilized, the federal carryforward will expire in beginning in 2039.

The Company has not undertaken a detailed analysis of all amounts claimed as research and development credits for federal or state tax purposes. As a result, amounts ultimately realized for research and development credits were included in management’s consideration of uncertain tax benefits.

The Company does not have any unrecognized tax benefits as of December 31, 2024. The Company did not recognize any expense for interest and penalties related to uncertain tax positions during 2024, and the Company does not have any amounts related to interest and penalties accrued at December 31, 2024.

The Company’s income tax returns for the years ending December 31, 2021, and later, remain open for examination. Carryforward attributes from prior years may be adjusted upon examination by tax authorities if they are used in an open period.

Note 11 – Capital stock

The Company’s Third Amendment to the Amended and Restated Certificate of Incorporation, was filed on March 23, 2022, stating the total number of shares of all classes of stock which the corporation shall have authority to issue is 110,000,000 shares of common stock, $0.0001 par value per share.

F-33

BIOVENTRIX, INC.

Notes to Consolidated Financial Statements

December 31, 2024 and 2023

Total shares as January 1, 2023, were as follows:

Class of Security	Shares Authorized Pre-Split	Shares Issued and Outstanding Pre-Split	Shares Issued and Outstanding Post-Split
Common Stock	110,000,000	19,770,626	26,179
Series A Preferred	5,000,000	2,020,391	134,969
Series A-1 Preferred	600,000	229,243	40,862
Series B Preferred	1,000,000	576,395	4,445,170
Blank Check Preferred	8,000,000	-	-
January 1, 2023	124,600,000	22,596,655	4,647,180

In January 2023, the Company issued 13,242 pre-split shares of Series B Preferred Stock as settlement in full of $1,324,200 placement agent commissions related to the Series B Preferred equity financing that had been accrued as of December 31, 2022.

On February 2, 2023, the Company’s shareholders approved a recapitalization plan to exchange all the Company’s outstanding capital stock (including shares of preferred stock and common stock), stock options, and warrants into shares of common stock of the Company and then undergo a 65,500:1 reverse stock split. In conjunction with the recapitalization 1,645,899 dividend shares were declared on the preferred shares pursuant to the respective certificates of designation for each class prior to giving effect to the reverse stock split. Related parties received 485,600 of the dividend shares. See Note 7.

Each class of security was first exchanged for common equivalent shares pursuant to the respective certificates of designation for each class prior to giving effect to the reverse stock split.

To arrive at common equivalent shares in accordance with the original certificate of designations for each class, shares outstanding were multiplied by the original issue price divided by the conversion price. For Series A-1 Preferred Stock the original issue price was $100, and the conversion price was $7.50. For Series B Preferred Stock the original issue price was $100, and the conversion price was $2.30.

The effect of the recapitalization is summarized in the table below:

Class of Security	Shares Outstanding Pre-Split	Common Equivalent Shares	Common Shares Post-Split
Common Stock	19,770,626	19,770,626	148
Series A Preferred	3,470,652	3,470,652	766
Series A-1 Preferred	339,136	4,522,610	233
Series B Preferred	675,783	29,381,884	25,689
Common Stock Options	7,585,722	1,896,431	42
Common Stock Warrants	2,186,169	546,542	217
Series B Preferred Warrants	45,830	32,081	1,224
February 2, 2023	34,073,918	59,620,826	28,319

F-34

BIOVENTRIX, INC.

Notes to Consolidated Financial Statements

December 31, 2024 and 2023

On March 29, 2023, the Company filed its “Third Amended and Restated Certificate of Incorporation” which split its common stock at a rate of 176.582 :1 and authorized the issuance of up to 12,000,0000 shares of common stock and 4,850,000 shares of new Series A preferred stock. Post split, there were 5,000,971 shares of common stock issued and outstanding.

Class of Security	Shares Authorized Post-Split	Shares Issued and Outstanding Post-Split	Shares Available Post-Split
Common Stock	12,000,000	5,000,971	6,999,029
Series A Preferred	4,850,000	-	4,850,000
March 29, 2023	16,850,000	5,000,971	11,849,029

All shares on the Statement of Changes in Stockholders Equity as of January 1, 2023, are shown with retroactive effect to both the 65,500:1 reverse stock split on February 2, 2023, and subsequent 176.582 :1 stock split on March 29, 2023.

On March 31, 2023, the Company sold 1,000,000 shares of its Series A Preferred Stock $10 per share and issued 565,000 shares of Series A Preferred Stock to noteholders in exchange for outstanding convertible promissory notes. The total amount raised in the equity financing was $15,650,000, exclusive of $372,960 of issuance costs. No other shares were issued in 2023. Related parties purchased 702,500 of the shares for $7,025,000. See Note 7.

As a result of the above transactions, total shares as of December 31, 2023, were as follows:

Class of Security	Shares Authorized	Shares Issued and Outstanding	Shares Available
Common Stock	12,000,000	5,000,971	6,999,029
Series A Preferred	4,850,000	1,565,000	3,285,000
December 31, 2023	16,850,000	6,565,971	10,284,029

In April 2024, the Company repurchased 225,900 Series A Preferred shares from three investors. The Company issued the 225,900 Sweetener Shares to certain purchasers of Series A Secured Convertible Notes. See Note 7.

Also, in April 2024, the Company issued 348,000 shares of restricted common stock to certain officers, directors and consultants of the Company. The restricted stock was valued at $0.80 per share based on an independent 409A valuation received from a global financial advisory firm specializing in corporate finance and business enterprise valuations. As the restricted shares fully vested by December 31, 2024, the Company recorded $278,400 in selling, general administration expenses in 2024. See Note 7.

F-35

BIOVENTRIX, INC.

Notes to Consolidated Financial Statements

December 31, 2024 and 2023

In June 2024, the Company issued 132,674 shares of common stock to former Series A-1 preferred stock shareholders that were owed shares due to a miscalculation of shares issued as part of the re-capitalization of the Company on February 2, 2023. There was no additional cash received by the Company for the issuance of these shares.

On August 14, 2024, the Company amended its Certificate of Incorporation to increase the number of authorized shares of common stock to 25,000,000 and preferred stock to 12,500,000 shares of which 3,000,000 were designated Series A.

In September 2024, the Company issued 231,000 shares of restricted common stock to certain officers, directors and consultants of the Company. The restricted stock was valued at $0.80 per share based on an independent 409A valuation received from a global financial advisory firm specializing in corporate finance and business enterprise valuations. As 134,745 shares vested by December 31, 2024, the Company recorded $107,796 in selling, general administration expenses in 2024. The remaining 96,255 shares vested in 2025. See Note 7.

On October 3, 2024, the Company amended its Certificate of Incorporation to authorize 1,200,000 shares of new Series A-1 preferred stock from the authorized but undesignated Blank Check Preferred Stock.

As a result of the above transactions, total shares as of December 31, 2024, were as follows:

Class of Security	Shares Authorized	Shares Issued and Outstanding	Shares Available
Common Stock	25,000,000	5,616,390	19,287,355
Series A Preferred	6,000,000	1,565,000	4,435,000
Series A-1 Preferred	1,200,000	-	1,200,000
Blank Check Preferred	5,300,000	-	5,300,000
December 31, 2024	37,500,000	7,181,390	30,222,355

Rights and Preferences of Preferred Shareholders

Dividends – Holders of preferred stock are entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the prior rights of holders of all classes of stock outstanding. The holders of the Series A preferred stock are not entitled to cumulative dividends. No dividends have been declared by the board of directors as of December 31, 2024.

Liquidation Rights – In the event of any liquidation, dissolution, or winding-up of the Company, each holder of Series A preferred stock is entitled to receive a liquidation preference amount equal to one times the original issue price plus any dividends declared but unpaid. After payment of the full liquidation preference to holders of preferred stock the remaining assets of the Company legally available for distribution shall be distributed ratably to the holders of the common stock.

F-36

BIOVENTRIX, INC.

Notes to Consolidated Financial Statements

December 31, 2024 and 2023

Conversion – Each share of preferred stock is convertible at the option of the holder into shares of common stock (subject to adjustment for certain events, including dilutive issuances, stock splits, and reclassifications) at a conversion price originally equal to the original issue price subject to certain adjustments.

Mandatory Conversion, Series A Preferred Stock – Upon an IPO with gross proceeds of $7,500,000 or more, the Series A Preferred Stock is subject to immediate mandatory conversion into Common Stock at a conversion rate equal to the greater of (A) the then effective conversion rate (defined as the Series A Original Issue Price divided by the Series A Conversion Price) or (B) one times (1x) the Original Issue Price of the Series A Preferred Stock divided by the price per share of the Common Stock issued in this offering. For Series A preferred shares, the original issue price is $10.00 per share and the current conversion price is $10.00 per share subject to adjustment for stock splits and other forms of recapitalization.

Mandatory Conversion, Series A-1 Preferred Stock – Upon the closing of an offering with gross proceeds of $7,500,000 or more, Series A-1 Preferred Stock is subject to immediate mandatory conversion into Common Stock at a conversion rate equal to the greater of (A) the then effective conversion rate (defined as the Series A-1 Original Issue Price divided by the Series A-1 Conversion Price) or (B) three times (3x) the Original Issue Price of the Series A-1 Preferred Stock divided by the price per share of the Common Stock issued in this offering. For Series A-1, the original issue price is $3.33 per share and the current conversion price is $3.33 per share subject to adjustment for stock splits and other forms of recapitalization.

Voting Rights – Each share of Series A preferred stock shall entitle the holder thereof to the number of votes per share equal to the number of shares of common stock into which such share is convertible.

Rights and Preferences of Common Shareholders

Dividends – Holders of common stock are entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the prior rights of holders of all classes of stock outstanding.

Liquidation Rights – after payment of the full liquidation preference to holders of preferred stock in the event of any liquidation, dissolution, or winding-up of the Company the remaining assets of the Company legally available for distribution shall be distributed ratably to the holders of the common stock.

Voting Rights – Each share of common stock is entitled to one vote.

F-37

BIOVENTRIX, INC.

Notes to Consolidated Financial Statements

December 31, 2024 and 2023

Reserved shares of common stock – As of December 31, 2024, the Company had reserved shares of common stock for future issuance as follows:

Series A Preferred Stock	1,565,000
Convertible Notes	3,513,514
Stock options available for grant	1,500,000
Stock options outstanding	-
Stock warrants outstanding	-
Total common shares reserved	6,578,514

Note 12 – Stock compensation plan:

In August 2024, the Company adopted the 2024 Equity Incentive Plan (the “2024 Plan”), which provides for the granting of incentive stock options, nonstatutory stock options and restricted stock awards to employees, directors and consultants of the Company and its affiliates.

The 2024 Plan is administered by the Board of Directors and permits the issuance of options for the purchase of shares of the Company’s common stock. Options to purchase its common stock are granted at an exercise price not less than the fair value of the Company’s common stock as of the date of grant. Nonstatutory stock options are granted at an exercise price not less than the fair value of the Company’s common stock at the date of grant unless granted pursuant to a merger or other corporate transaction.

Options vest as determined by the Board of Directors and are exercisable for a maximum period of ten years after the date of grant. Under the terms of the 2024 Plan, certain options are immediately exercisable and subject to repurchase by the Company.

The 2024 Plan reserves a total of 1,500,000 shares that may be used. No options or stock awards have been granted from the 2024 Plan as of December 31, 2024.

Note 13 – Commitments and contingencies:

The Company leases its facility under a non-cancelable lease agreement accounted for in accordance with ASC 842, Leases. The Company determines if an arrangement is a lease at inception. Right-of-use (ROU) assets represent the Company’s right to use an underlying asset for the lease term, and lease liabilities represent the Company’s obligation to make lease payments over the term. Lease ROU assets and liabilities are recognized at commencement based on the present value of lease payments over the lease term, using the Company’s incremental borrowing rate unless the rate implicit in the lease is readily determinable.

F-38

BIOVENTRIX, INC.

Notes to Consolidated Financial Statements

December 31, 2024 and 2023

Lease-related assets and liabilities at December 31, consist of the following:

	2024	2023
Lease right of use asset	$344,487	$445,133
Lease liability, current	142,061	137,885
Lease liability, non-current	222,332	326,214
Total lease liability	$364,393	$464,099

Lease payments remaining at December 31, consist of the following :

	2024	2023
2024	$-	$145,021
2025	149,376	149,376
2026	153,857	153,857
2027	118,070	118,070
Total lease payments	421,303	566,324
Less: imputed interest at 11.67%	$(56,910)	$(102,225)
Present value of lease payments	$364,393	$464,099

Weighted-average remaining lease term	2.75 years	3.75 years

Lease expense of $145,962 was recorded in 2024 and 2023.

In the normal course of business, the Company is subject to various legal matters from which contingent liabilities may arise. The Company assesses, in conjunction with its legal counsel, the need to record a liability for litigation and contingencies. Reserve estimates are recorded when and if it is determined that a loss-related matter is both probable and reasonably estimable. As of December 31, 2024, and 2023, the Company did not have any material reserve estimates recorded.

On August 31, 2023, the Company received a complaint (the “Complaint”) by former stockholder Gary Moline (the “Plaintiff”) that was filed in the Court of Chancery of the State of Delaware (the “Court”), in which the Plaintiff asserted various causes of action, including breach of charter, breach of fiduciary duties claims, and assertion of a class action designation plus attorney’s fees, against BioVentrix, its officers and directors, and certain other parties (the “Defendants”) in connection with a recapitalization of BioVentrix that was consummated in February 2023. There is no amount of liquidated damages asserted. The Company believes that it has substantial defenses to these claims and intend to vigorously dispute these allegations and defend against the assertions in the Complaint and filed a Motion to Dismiss the Complaint on October 5, 2023, and an Opening Brief in support of the Company’s Motion to Dismiss on November 7, 2023. The Plaintiff responded to the Motion to Dismiss on December 15, 2023, in which the Plaintiff conceded that he no longer intends to pursue a breach of charter claim but otherwise opposed the remainder of Defendants’ Motion to Dismiss. On January 5, 2024, the Defendants filed their Reply to Plaintiff’s Opposition to Defendants’ Motion to Dismiss. The Court dismissed Count I and Count III of the Plaintiff’s Complaint on May 1, 2024, and the Defendants filed an Answer to Plaintiff’s Complaint with the Court on June 12, 2024. The Company is currently in the discovery process regarding this Complaint.

F-39

BIOVENTRIX, INC.

Notes to Consolidated Financial Statements

December 31, 2024 and 2023

Note 14 – Employee benefit plans:

The Company has a 401(k) Plan in which employees who have met certain eligibility requirements may participate. Each eligible employee may elect to contribute to the 401(k) Plan, and the Company may make discretionary contributions. For the years ended December 31, 2024, and 2023 the Company recorded contributions of $10,549 and $105,938, respectively.

Note 15 – Segments:

The Company operates in one reportable segment, which is the development of a new product to treat heart failure. The Company’s chief operating decision maker (“CODM”) is the chief executive officer. The CODM regularly reviews and uses consolidated net loss, as reported on our Consolidated Statements of Operations in evaluating the overall performance of our single reporting segment. As a result, the Company has determined that it has only one reportable segment.

Although the Company has generated minimal revenue during the reporting period, it continues to incur expenses related to research and development, general and administrative activities, and other operational costs. The CODM uses these expense categories to assess the Company’s performance and allocate resources.

The accounting policies of the single segment are the same as those described in the summary of significant accounting policies. There have been no significant changes in measurement methods during the reporting period.

Geographically, we have no assets in a foreign country requiring separate disclosure.

The following table provides the significant expenses that management used to manage our one reportable segment:

	2024	2023
Research and development	$589,951	$8,240,683
Selling, general and administrative	2,972,565	5,826,854
Total operating expenses	$3,562,516	$14,067,537

Note 16 – Subsequent events:

In preparing the financial statements, the Company has evaluated all subsequent events and transactions for potential recognition or disclosure through the date of the of the Report of Independent Registered Accounting Firm, the date the financial statements were available for issuance.

Subsequent to December 31, 2024, the Company raised $3,662,600 of Series A-1 Secured Convertible Notes and received commitments for purchases of an additional $2,127,400.

The Company granted 528,000 stock options at an exercise price of $1.00 per share and 512,500 stock options at an exercise price of $1.14 per share. The options vest over 48 months, with no vesting until after the twelfth month then vest each month for the following 36 months. Related parties were granted 743,000 stock options of the 1,040,500 stock options granted.

In September 2025, the Company received a unanimous written consent of the board of directors to amend the Series A-1 Secured Convertible Notes to provide for a discount of 8.25% to any purchaser of a secured convertible promissory note in the principal amount of at least $2,327,400, increase the maximum aggregate amount of Series A-1 Secured Convertible Notes to $12,000,000 and to authorize the second amendment to the certificate of designations of the Series A-1 preferred stock by 2,000,000 shares.

F-40

Through and including              , 2025 (the 25th day after the date of this prospectus) all dealers that effect transactions in these securities, whether or not participating in the listing, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

                   Shares

Common Stock

BIOVENTRIX, INC.

PROSPECTUS

BENCHMARK, A STONEX COMPANY

           , 2025

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth an itemized statement of the amounts of all our expenses (excluding underwriting discounts and non-accountable expense allowance) in connection with the registration of the common stock offered hereby. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq initial listing fee, the amounts set forth below are estimates.

SEC registration fee	$
FINRA filing fee
Nasdaq initial listing fee		50,000
Transfer agent fees		5,000
Accounting fees and expenses		[●]
Legal fees and expenses		[●]
Printing and engraving expenses		30,000
Other expenses		[●]
Total	$	[●]

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent of the corporation. Section 145 of the Delaware General Corporation Law also provides that expenses (including attorneys’ fees) incurred by a director or officer in defending an action may be paid by a corporation in advance of the final disposition of an action if the director or officer undertakes to repay the advanced amounts if it is determined such person is not entitled to be indemnified by the corporation. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Our amended and restated bylaws, which will be in effect upon the consummation of this offering, provide that, to the fullest extent permitted by law, we shall indemnify and hold harmless any person who was or is made or is threatened to be made a party or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person, or the person for whom he is the legally representative, is or was a director or officer of ours, against all liabilities, losses, expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such proceeding.

The Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director or officer of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability of (i) a director or officer for any breach of his or her duty of loyalty to the corporation or its stockholders, (ii) a director or officer for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) a director for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, (iv) a director or officer for any transaction from which he or she derived an improper personal benefit, or (v) an officer in any action by or in the right of the corporation. Our amended and restated certificate of incorporation includes this provision.

Additionally, our fourth amended and restated certificate of incorporation provides that we shall, to the maximum extent permitted from time to time under the law of the State of Delaware, indemnify and upon request shall advance expenses to any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit, proceeding or claim, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was or has agreed to be a director or officer of ours or while a director or officer is or was serving at our request as a director, officer, partner, trustee, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees and expenses), judgments, fines, penalties and amounts paid in settlement incurred in connection with the investigation, preparation to defend or defense of such action, suit, proceeding or claim; provided, however, that the foregoing shall not require us to indemnify or advance expenses to any person in connection with any action, suit, proceeding or claim initiated by or on behalf of such person or any counterclaim against us initiated by or on behalf of such person. Such indemnification shall not be exclusive of other indemnification rights arising under any by-law, agreement, vote of directors or stockholders or otherwise and shall inure to the benefit of the heirs and legal representatives of such person. Any person seeking indemnification shall be deemed to have met the standard of conduct required for such indemnification unless the contrary shall be established. Any repeal or modification of our amended and restated certificate of incorporation shall not adversely affect any right or protection of a director or officer of ours with respect to any acts or omissions of such director or officer occurring prior to such repeal or modification.

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Expenses incurred by such a person in defending a civil or criminal action, suit or proceeding by reason of the fact that such person is or was, or has agreed to become, a director or officer of ours, or is or was serving, or has agreed to serve, at our request, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, including any employee benefit plan, or by reason of any action alleged to have been taken or omitted in such capacity shall be paid by us in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by us as authorized by relevant sections of the Delaware General Corporation Law. Notwithstanding the foregoing, we shall not be required to advance such expenses to a person who is a party to an action, suit or proceeding brought by us and approved by a majority of our Board of Directors that alleges willful misappropriation of corporate assets by such person, disclosure of confidential information in violation of such person’s fiduciary or contractual obligations to us or any other willful and deliberate breach in bad faith of such person’s duty to us or our stockholders.

We shall not indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person unless the initiation thereof was approved by our Board of Directors.

The indemnification rights provided in our amended and restated bylaws, which will be in effect upon the consummation of this offering, shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement or vote of stockholders or disinterested directors or otherwise, both as to action in their official capacities and as to action in another capacity while holding such office, continue as to such person who has ceased to be a director or officer, and inure to the benefit of the heirs, executors and administrators of such a person.

If the Delaware General Corporation Law is amended to expand further the indemnification permitted to indemnitees, then we shall indemnify such persons to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

We may, to the extent authorized from time to time by our Board of Directors, grant indemnification rights to other employees or agents of ours or other persons serving us and such rights may be equivalent to, or greater or less than, those set forth in our amended and restated bylaws, which will be in effect upon the consummation of this offering.

Our obligation to provide indemnification under our amended and restated bylaws, which will be in effect upon the consummation of this offering, shall be offset to the extent of any other source of indemnification or any otherwise applicable insurance coverage under a policy maintained by us or any other person.

To assure indemnification under our amended and restated bylaws, which will be in effect upon the consummation of this offering, of all directors, officers, employees or agents who are determined by us or otherwise to be or to have been “fiduciaries” of any employee benefit plan of ours that may exist from time to time, Section 145 of the Delaware General Corporation Law shall, for the purposes of our amended and restated bylaws, which will be in effect upon the consummation of this offering, be interpreted as follows: an “other enterprise” shall be deemed to include such an employee benefit plan, including without limitation, any plan of ours that is governed by the Act of Congress entitled “Employee Retirement Income Security Act of 1974,” as amended from time to time; we shall be deemed to have requested a person to serve an employee benefit plan where the performance by such person of his duties to us also imposes duties on, or otherwise involves services by, such person to the plan or participants or beneficiaries of the plan; and excise taxes assessed on a person with respect to an employee benefit plan pursuant to such Act of Congress shall be deemed “fines.”

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Our amended and restated bylaws, which will be in effect upon the consummation of this offering, shall be deemed to be a contract between us and each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that person is or was, or has agreed to become, a director or officer of ours, or is or was serving, or has agreed to serve, at our request, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, including any employee benefit plan, or by reason of any action alleged to have been taken or omitted in such capacity, at any time while this by-law is in effect, and any repeal or modification thereof shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought based in whole or in part upon any such state of facts.

The indemnification provision of our amended and restated bylaws, which will be in effect upon the consummation of this offering, does not affect directors’ responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

We may purchase and maintain insurance on behalf of any person who is or was a director, officer or employee of ours, or is or was serving at our request as a director, officer, employee or agent of another company, partnership, joint venture, trust or other enterprise against liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not we would have the power to indemnify him against liability under the provisions of this section. We currently maintain such insurance.

The right of any person to be indemnified is subject to our right, in lieu of such indemnity, to settle any such claim, action, suit or proceeding at our expense of by the payment of the amount of such settlement and the costs and expenses incurred in connection therewith.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered herewith, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

We have entered or will enter into, and intend to continue to enter into, separate indemnification agreements with our directors and officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements generally require us, among other things, to indemnify our officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also generally require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

Item 15. Recent Sales of Unregistered Securities

During the last three years, the Company has not issued unregistered securities to any person, except as described below. None of these transactions involved any underwriters, underwriting discounts or commissions, except as specified below, or any public offering, and, unless otherwise indicated below, the Company believes that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(a)(2) thereof and/or Rule 506 of Regulation D promulgated thereunder, and/or Regulation S promulgated thereunder regarding offshore offers and sales. All recipients had adequate access, though their relationships with the Company, to information about the Company.

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April 2022 Through August 2022 Series B Preferred Stock Financing

From April 2022 through August 2022, the Company issued $10,000,000 of Series B Preferred Stock to accredited investors. As noted below, such Series B Preferred Stock were later exchanged for Common Stock pursuant to the February 2023 recapitalization.

January 2023 Unsecured Convertible Note Financing

In January 2023, the Company issued $3,000,000 in principal amount of its unsecured convertible promissory notes (the “Unsecured Convertible Notes”) to accredited investors which $3,000,000 principal amount included the exchange of $1,000,000 in principal amount of its then outstanding unsecured short-term promissory notes for $1,000,000 in principal amount of Unsecured Convertible Notes. The Unsecured Convertible Notes accrue interest at an annual rate of 10%, had a maturity date of June 30, 2023, and the principal amount automatically converts into the type of securities issued by the Company in a subsequent equity financing of at least $10,000,000 in gross proceeds at the price per share paid by investors in the equity financing. A cash fee of 1.5% of the principal amount of the Unsecured Convertible Note is also due on the earlier of the conversion of the Unsecured Convertible Note or the maturity date of the Unsecured Convertible Note. On March 21, 2023, the Company issued an additional Unsecured Convertible Note in the principal amount of $2,650,000. The aggregate outstanding amount of $5,650,000 was later converted into preferred stock in the March 2023 Series A Preferred Stock Financing.

February 2023 Recapitalization

In February 2023, the Company completed a recapitalization pursuant to which all of the Company’s then outstanding Common Stock, Series A Preferred Stock, Series A-1 Preferred Stock, Series B Preferred Stock were exchanged for new shares of Common Stock of the Company, and all of the Company’s outstanding Common Stock then underwent a reverse Common Stock split of 1 share of Common Stock share for each 65,500 shares of Common Stock with any fractional shares of Common Stock existing immediately after the reverse Common Stock split being purchased in cash by the Company at fair value. Additionally, substantially all of the Company’s then outstanding stock options and warrants were exchanged for Common Stock.

March 2023 Series A Preferred Stock Financing

On March 30, 2023, the Company consummated a Series A Preferred Stock financing (the “March 2023 Series A Preferred Stock Financing”) pursuant to which the Company issued $15,650,000 of newly authorized Series A Preferred Stock (which amount included the conversion of the $5,650,000 in principal amount of the Company’s then outstanding Unsecured Convertible Notes) to accredited investors at the initial closing with the potential for issuance of up to $32,850,000 in additional Series A Preferred Stock in subsequent closings if certain milestones were achieved by the Company on or before September 30, 2023. Such milestones were not achieved by the Company. In connection with the March 2023 Series A Preferred Stock Financing, the Company amended and restated its then existing Second Amended and Restated Certificate of Incorporation to read as set forth in its Third Amended and Restated Certificate of Incorporation which amended and restated certificate provided for an immediate forward Common Stock split of 176.582 shares of Common Stock for each 1 share of outstanding Common Stock and set forth the rights, preferences, and privileges of the newly authorized Series A Preferred Stock. Additionally, as part of the March 2023 Series A Preferred Stock Financing, the Company entered into an Investors’ Rights Agreement, a Right of First Refusal and Co-Sale Agreement, and a Voting Agreement with the holders of the Company’s Series A Preferred Stock and certain holders of the Company’s Common Stock. The Right of First Refusal and Co-Sale Agreement and the Voting Agreement automatically terminate immediately prior to the closing of this offering. Subsequent to the closing of the March 2023 Series A Preferred Stock Financing, the Company filed two amendments to its Third Amended and Restated Certificate of Incorporation which amendments amended, reduced or eliminated several rights of the Series A Preferred Stock, increased the authorized amount of Common Stock and Preferred Stock, and designated some of the authorized Preferred Stock as Blank Check Preferred Stock. Upon the closing of this offering (assuming gross proceeds of $7,500,000 to the Company in this offering), the Series A Preferred Stock is subject to mandatory conversion such that each outstanding share of Series A Preferred Stock will automatically convert into shares of Common Stock at a conversion rate equal to the greater of (A) the then effective conversion rate as calculated pursuant to Section 5 of the Third Amended and Restated Certificate of Incorporation, as amended or (B) the original issue price of the Series A Preferred Stock divided by the price per share of the Common Stock issued in this offering.

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March 2024 Through August 2024 Series A Secured Convertible Note Financing

From March 2024 through August 2024, we issued $3,000,000 in principal amount of secured convertible promissory notes (the “Series A Secured Convertible Notes”) to accredited investors the repayment of which is secured by a grant of security interest in all of our assets. We also issued shares of our Series A Preferred Stock to those purchasers that had purchased at least $50,000 in principal amount of the Secured Convertible Notes on or before March 21, 2024 (the “Series A Sweetener Shares”). As part of the Series A Secured Convertible Note financing, we repurchased from certain holders of Series A Preferred Stock the same amount of Series A Preferred Stock shares as the amount of Series A Sweetener Shares that were issued to certain purchasers of the Series A Secured Convertible Notes. The Series A Secured Convertible Notes accrue interest at the annual rate of 15% compounded quarterly and have a maturity date of December 31, 2027. The Series A Secured Convertible Notes will automatically convert into shares of our Series A Preferred Stock immediately prior to the closing of this offering (assuming gross proceeds of $7,500,000 to us in this offering), which Series A Preferred Stock is then subject to immediate mandatory conversion into Common Stock at a conversion rate equal to the greater of (A) the then effective conversion rate as calculated pursuant to Section 5of the Third Amended and Restated Certificate of Incorporation, as amended or (B) the original issue price of the Series A Preferred Stock divided by the price per share of the Common Stock issued in this offering.

October 2024 Through November 2025 Series A-1 Secured Convertible Note Financing

From October 2024 through November 2025, we issued $6,807,477 in principal amount of its secured convertible promissory notes (the “Series A-1 Secured Convertible Notes”) to accredited investors the repayment of which is secured by a grant of security interest in all of our assets which security interest is pari passu to the security interest granted to the Secured Convertible Note holders. The Series A-1 Secured Convertible Notes accrue interest at the annual rate of 15% compounded quarterly and have a maturity date of December 31, 2027. As part of the Series A-1 Secured Convertible Note financing, we filed a Certificate of Designations of the Rights, Preferences and Privileges of Series A-1 Preferred Stock which designated a new Series A-1 Preferred Stock from its authorized Blank Check Preferred Stock. The Series A-1 Secured Convertible Notes automatically convert into shares of Series A-1 Preferred Stock at the conversion price of $3.33 per share immediately prior to the closing of this Offering (assuming gross proceeds of $7,500,000 to us in this offering), which shares of Series A-1 Preferred Stock are then subject to immediate mandatory conversion into Common Stock at a conversion rate equal to the greater of (A) the then effective conversion rate as calculated pursuant to Section 5 of the Certificate of Designations of Rights, Preferences and Privileges of Series A-1 Preferred Stock or (B) three times (3x) the original issue price of the Series A Preferred Stock divided by the price per share of the Common Stock issued in this offering.

Item 16. Exhibits

The following is a list of exhibits filed as a part of this registration statement:

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement
3.1	Third Amended and Restated Certificate of Incorporation of BioVentrix, Inc.
3.2	Amendment No. 1 to Third Amended and Restated Certificate of Incorporation of BioVentrix, Inc.
3.3	Amendment No. 2 to Third Amended and Restated Certificate of Incorporation of BioVentrix, Inc.
3.4	Amendment No. 3 to Third Amended and Restated Certificate of Incorporation of BioVentrix, Inc.
3.5*	Fourth Amended and Restated Certificate of Incorporation of BioVentrix, Inc., to be in effect upon the consummation of the initial public offering
3.6	Bylaws of BioVentrix, Inc.
3.7	Certificate of Designations of the Series A-1 Preferred Stock
3.8	Certificate of First Amendment of Certificate of Designations of the Rights, Preferences and Privileges of the Series A-1 Preferred Stock
3.9	Certificate of Second Amendment of Certificate of Designations of the Rights, Preferences and Privileges of the Series A-1 Preferred Stock
4.1*	Form of Representative’s Warrant
5.1*	Opinion of Ellenoff Grossman & Schole LLP
10.1*	Form of Indemnification Agreement
10.2	2024 Equity Incentive Plan
10.3*	2025 Equity Incentive Plan
10.4*	Form of Employment Agreement
10.5	Lease between BioVentrix, Inc. and Brickman Forbes Boulevard LLC
14.1*	Form of Code of Ethics of BioVentrix, Inc.
21.1*	List of Subsidiaries
23.1*	Consent of M&K CPAS PLLC, Independent Registered Public Accounting Firm
23.2*	Consent of Ellenoff Grossman & Schole LLP (contained in Exhibit 5.1)
24.1*	Powers of Attorney (included on signature page to Registration Statement filed [●])
99.1*	Form of Audit Committee Charter
99.2*	Form of Compensation Committee Charter
99.3*	Form of Nominating and Corporate Governance Committee Charter
99.4*	Consent of Mark Ravich to be named as a director.
99.5*	Consent of Rishi Puri to be named as a director.
99.6*	Consent of William Abraham to be named as a director.
107*	Filing Fee Table

*	To be filed by amendment.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

a.	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

b.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Tables” or “Calculation of Registration Fee” table, as applicable, in the effective registration statement.

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c.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2.	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

a.	If the registrant is relying on Rule 430B, each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

5.	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

a.	The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

6.	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

7.	The undersigned registrant hereby undertakes that:

a.	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

b.	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Mansfield, Commonwealth of Massachusetts, on [  ], 2025.

BioVentrix, Inc.

By:
Name:	David Richmond
Title:	Co-Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENT, that each person whose signature appears below constitutes and appoints each of David Richmond and Steven Chartier, severally, as his true and lawful attorney-in-fact and agent, with the full power of substitution, for him or her and in his or her name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chairman of the Board, Co-Chief Executive Officer and Chief Financial Officer	[ ], 2025
David Richmond	(Principal Executive Officer, Principal Accounting Officer and Principal Financial Officer)

	Co-Chief Executive Officer, President and Director	[ ], 2025
Steven Chartier

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